As confidentially submitted to the Securities and Exchange Commission on September 22, 2017 as Amendment No. 1 to the confidential submission. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on  .

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GreenSky, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	82-2135346 (I.R.S. Employer Identification No.)

5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342
(678) 264-6105
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven E. Fox
Executive Vice President and Chief Legal Officer
GreenSky, Inc.
5565 Glenridge Connector, Suite 700
Atlanta, Georgia 30342
(678) 264-6105
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brinkley Dickerson Troutman Sanders LLP 600 Peachtree Street NE, Suite 5200 Atlanta, Georgia 30308 Tel: (404) 885-3822 Fax: (404) 962-6743	Gregory A. Fernicola Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Tel: (212) 735-2918 Fax: (917) 777-2918

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☑

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Class A common stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes additional shares of Class A common stock that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED

PRELIMINARY PROSPECTUS

 Shares

GreenSky, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of GreenSky, Inc.

We will use a portion of the net proceeds from this offering to purchase newly-issued common membership interests from GreenSky Holdings, LLC (“GS Holdings”), which we refer to as “Holdco Units.” We will also use a portion of the net proceeds from this offering to purchase Holdco Units from certain holders (which we refer to as the “Exchanging Members”), including our Chief Executive Officer and certain of our other officers and directors, and to redeem shares of our Class A common stock from equity holders of the Former Corporate Investors (as defined herein).

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price per share is expected to be between $  and $  . We intend to apply to list our Class A common stock on the   under the symbol “GSKY.”

We will have two authorized classes of common stock: Class A and Class B. Holders of our Class A common stock are entitled to one vote per share, holders of our Class B common stock are entitled to ten votes per share, and all such holders generally will vote together as a single class. Holders of our Class B common stock will not have any of the economic rights provided to holders of Class A common stock. Our Class B common stock will be held by the Continuing LLC Members (as defined herein) on a one-share-per-one-Holdco Unit basis. Each share of Class B common stock is exchangeable, when paired together with one Holdco Unit, for one share of Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option.

We will be a holding company, and our sole material asset will be an equity interest in GS Holdings. Immediately following this offering, the holders of our Class A common stock collectively will own 100% of the economic interests (as defined herein) in GreenSky, Inc. (which will own  % of the economic interests in GS Holdings) and will hold  % of the voting power of the outstanding capital stock of GreenSky, Inc. The holders of our Class B common stock collectively will hold the remaining  % of the voting power of the outstanding capital stock of GreenSky, Inc. and will own  % of the economic interests in GS Holdings. Although we will have a minority economic interest in GS Holdings, because we will be its managing member, we will control all of its business and affairs.

We are an “emerging growth company,” as that term is defined under the federal securities laws, and will be subject to reduced public company reporting requirements.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 24.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	See “Underwriting” for a full description of compensation payable to the underwriters in connection with this offering.

(2)

We will use a portion of the net proceeds from the sale of our Class A common stock to purchase Holdco Units from the Exchanging Members and to redeem shares of our Class A common stock from equity holders of the Former Corporate Investors. The purchase price for each Holdco Unit will equal the price per share of our Class A common stock in this offering, less underwriting discounts and commissions.

The underwriters have an option to purchase up to   additional shares of Class A common stock from us at the initial public offering price, less the underwriting discounts and commissions. The underwriters can exercise this option at any time and from time to time within 30 days from the date of this prospectus.

If the underwriters exercise in full their option to purchase additional shares, we intend to use the net proceeds to purchase an additional   newly-issued Holdco Units from GS Holdings and   Holdco Units, together with an equal number of shares of our Class B common stock, from the Exchanging Members at the same price per Holdco Unit as set forth in note 2 above. See “Use of Proceeds.”

The underwriters expect to deliver securities entitlements with respect to the shares of Class A common stock against payment therefor in New York, New York on or about  , 2017.

Goldman Sachs & Co. LLC	J.P. Morgan

The date of this prospectus is  , 2017

i

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the underwriters take any responsibility for, nor do we or they provide any assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, prospects, financial condition and results of operations may have changed since that date.

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

BASIS OF PRESENTATION

In connection with the consummation of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions, which we refer to collectively as the “Reorganization Transactions,” and the consummation of this offering. See “Organizational Structure” for a description of the Reorganization Transactions and a diagram depicting our organizational structure after giving effect to the Reorganization Transactions and the consummation of this offering.

As used in this prospectus, unless the context otherwise requires, references to:

•

“we,” “us,” “our,” the “Company,” “GreenSky” and similar references refer, unless otherwise indicated or the context otherwise requires: (i) prior to the consummation of the Reorganization Transactions and the consummation of this offering, to GS Holdings and GSLLC, as applicable, and their consolidated subsidiaries; and (ii) following the consummation of the Reorganization Transactions and the consummation of this offering, to GreenSky, Inc., the issuer of the Class A common stock offered hereby, and its consolidated subsidiaries, including GS Holdings and GSLLC.

•	“Bank Partners” refers to federally insured banks that originate loans under the GreenSky program and any other lenders with respect to those loans.

•

“Continuing LLC Members” refers to those Original GS Equity Owners and Original Profits Interests Holders who will continue to own Holdco Units after the Reorganization Transactions and who may, following the consummation of this offering, exchange their Holdco Units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option, as described in “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.”

•	“Economic interest” means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock.

•

“Exchange Agreement” refers to the agreement pursuant to which the Exchange Agreement parties will have the right to exchange their Holdco Units, together with an equal number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option.

•

“Exchange Agreement parties” refers to the Continuing LLC Members and any other holders of Holdco Units (including Holdco Units issued upon exercise of options or warrants) that may become parties to the Exchange Agreement from time to time.

•

“Exchanging Members” refers to those Original GS Equity Owners who will receive from us a portion of the net proceeds from this offering in exchange for Holdco Units in connection with the consummation of this offering.

•	“Former Corporate Investors” refers to certain Original GS Equity Owners that will merge with and into GreenSky, Inc. in connection with the Reorganization Transactions.

•

“GreenSky program” or “program” refers to a consumer financing and payments program that we administer for merchants and on behalf of, and at the direction and under the control of, our Bank Partners in connection with which we provide point-of-sale financing and payments technology and related marketing, servicing, collection and other services.

•	“GSLLC” refers to GreenSky, LLC, the original operator of our Company’s business and a wholly-owned subsidiary of GS Holdings.

•	“GS Holdings” refers to GreenSky Holdings, LLC, which was formed as the holding company of GSLLC.

•	“Holdco Units” refers to the single class of common membership interests of GS Holdings issued in connection with the Reorganization Transactions.

•	“Original GS Equity Owners” refers to the owners of units of GS Holdings prior to the Reorganization Transactions.

•	“Original Profits Interests Holders” refers to the owners of profits interests in GS Holdings prior to the Reorganization Transactions.

•	“Platform” refers to our technology platform through which we administer the GreenSky program.

•	“Sponsors” refers to manufacturers, their captive and franchised showroom operations, and trade associations with which we partner to onboard merchants.

•	“TRA Parties” refers to the equity holders of the Former Corporate Investors, the Continuing LLC Members and any other parties receiving benefits under the Tax Receivable Agreement.

We will be a holding company and will be the managing member of GS Holdings. Upon the consummation of this offering and the application of proceeds therefrom, our sole material asset will be an equity interest in GS Holdings. GSLLC is the predecessor of the issuer, GreenSky, Inc., for financial reporting purposes, and GreenSky, Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

GreenSky, Inc. Other than the inception balance sheet, dated as of July 12, 2017, no historical financial information of GreenSky, Inc. has been included in this prospectus because it is a newly-incorporated entity, had no business transactions or activities to date, and had no assets or liabilities during the periods presented in this prospectus.

•

GSLLC. Because we will have no interest in any operations other than the operations of GS Holdings and its subsidiaries, and GS Holdings has no historical operations, the historical consolidated financial information included in this prospectus is that of GSLLC and its consolidated subsidiaries.

The unaudited pro forma financial information of GreenSky, Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of GSLLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Reorganization Transactions, and the consummation of this offering, as if they had occurred on January 1, 2016, in the case of the unaudited pro forma consolidated statement of operations data, and as of June 30, 2017, in the case of the unaudited pro forma consolidated balance sheet. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.

Except as otherwise indicated, units and per unit data in this prospectus are presented prior to adjustment for the Forward Split (as defined under “Organizational Structure”).

Numerical figures included in this prospectus may have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

All references to years in this prospectus, unless otherwise noted or indicated by the context, refer to our fiscal years, which end on December 31.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data and estimates, including those relating to market size, competitive position and growth rates of the markets in which we participate, that we obtained from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to any of this data or to these estimates. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market or industry data from third-party sources. We also believe our internal company research is reliable and the definitions of our market and industry are appropriate, though neither this research nor these definitions have been verified by any independent source.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or license the trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate names, logos and website names. This prospectus also may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the TM, SM, © and ® symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors, if any, to these trademarks, service marks, trade names and copyrights.

PROSPECTUS SUMMARY

This summary highlights material information about our business and the offering of our Class A common stock. This is a summary of material information contained elsewhere in this prospectus and is not complete and does not contain all of the information that you should consider before deciding to invest in our Class A common stock. For a more complete understanding of our business and this offering, you should read this entire prospectus, including the section entitled “Risk Factors,” as well as the consolidated financial statements and the related notes thereto, before making an investment decision.

GreenSky, Inc.

Company Overview

We are a leading provider of point-of-sale financing and payments technology designed to facilitate merchant sales. Our technology platform reduces the friction and improves the economics associated with a consumer making a large purchase and a bank originating a loan to finance such purchase. We have over 8,800 active merchants on our platform today and, since our inception, merchants have used our platform to enable approximately 1.3 million consumers to finance over $9 billion of transactions with our Bank Partners.

We have a strong recurring revenue model built upon repeat and growing usage by merchants. We derive most of our revenue and profitability from upfront transaction fees that merchants pay us every time they facilitate a transaction using our platform. Thus, our profitability is highly correlated with merchant transaction volume. This recurring revenue model, combined with our efficient, low-cost go to market strategy, has helped us generate strong margins and net income growth of 83% from 2014 to 2016 and Adjusted EBITDA growth of 86% from 2014 to 2016. For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

Over the past decade, we have developed and have been advancing and refining our technology platform to provide the following significant benefits to merchants, consumers and banks:

•

Merchants. Our merchants, which range from small, owner-operated home improvement contractors and healthcare providers to large national home improvement brands and retailers, rely on us to facilitate low or deferred interest promotional point-of-sale financing and payments solutions that enable higher sales volume. Our platform is designed to provide a seamless experience for our merchants with a mobile-native design that is intuitive and easy to use. Our technology integrates effortlessly with merchants’ existing payments systems while also allowing merchants to access funds faster.

•

Consumers. Consumers on our platform, who to date typically have been homeowners with super-prime or prime credit scores, find financing with promotional terms to be an attractive alternative to paying with cash, check, credit card, or general purpose revolving credit, particularly in the case of larger purchases. We provide a completely paperless, mobile-enabled experience that typically permits a consumer to apply and be approved for financing in less than 60 seconds at the point of sale.

•

Banks. We provide our Bank Partners, which include SunTrust Bank, Regions Bank, Synovus Bank and Fifth Third Bank, among others, with access to our proprietary technology solution and merchant network, enabling them to build a diversified portfolio of high quality consumer loans with attractive risk-adjusted yields. Our platform delivers significant loan volume while requiring minimal upfront investment by our Bank Partners. Furthermore, our program is designed to adhere to the regulatory and compliance standards of our Bank Partners, which has helped us to gain their confidence, allowing them to outsource both loan facilitation and servicing functions to us.

Our platform enables visible recurring revenues and a scalable business model for GreenSky. We have cultivated strong relationships with manufacturers and trade associations (which we refer to as Sponsors) to amplify the reach of our technology, enabling us to efficiently and cost effectively onboard large numbers of potential merchants underlying each Sponsor. We offer potential merchants a platform that they can adopt without friction—including no upfront fees, capital expenditure, or onerous systems integration. When our merchants offer our solution at the point of sale, they provide our Bank Partners with cost-effective access to a vast number of consumers. This ecosystem of merchants, consumers and Bank Partners allows us to generate recurring revenues with minimal customer acquisition and marketing costs, resulting in attractive unit economics and strong margins.

As we scale, network effects reinforce and support the growth of our ecosystem. As our solution becomes integral to the manner by which our merchants regularly drive sales, these merchants and their sales associates become more deeply engaged and frequent users. As more sales associates, merchants and consumers benefit from our solution and develop affinity for our brand, we believe they promote GreenSky to other merchants and generate further organic interest. As more merchants and consumers become satisfied users of the GreenSky program, we are able to grow volume to support relationships with new Bank Partners and negotiate larger commitments from our existing Bank Partners. We believe these network effects reinforce an attractive virtuous cycle, whereby larger bank commitments allow us to facilitate more financing, which in turn attracts more merchants and consumers. We are also able to collect valuable consumer and purchase-related transaction data that create the potential to cross-market our solutions across our constituents and generate more transaction volume on our platform over time.

We have developed our proprietary technology infrastructure with an emphasis on stability, speed, scalability and security. Combining contemporary web server technology with purpose-built utilities, our platform has significant flexibility and processing capabilities that support the full transaction lifecycle: credit application, loan underwriting, real-time allocation of loans to our Bank Partners, borrower loan document distribution, loan funding and settlement, and borrower servicing functions. To develop this technology, we have spent in excess of $74 million on research and development, and we currently employ more than 175 technologists and product development professionals.

We currently operate primarily in the home improvement market, where we work with a large number of small, owner-operated contractors, Sponsors such as Renewal by Andersen, and large retailers and brands, including The Home Depot. We recently have expanded into our second industry vertical, elective medicine. Both home improvement and elective medicine are large, fragmented markets with creditworthy consumers who tend to make large-ticket purchases that are well-suited for promotional financing. We continue to explore other industry verticals that share these characteristics and will allow us to continue to provide significant benefits to our constituents and generate attractive returns for GreenSky.

We generate revenue primarily through a success-based transaction fee paid by merchants every time they facilitate a transaction and receive a payment using our platform. The transaction fee rate depends on the terms of financing selected by a consumer. In addition, we collect servicing fees on the loan portfolio we service for our Bank Partners. Lastly, although historically these fees have not been material, we may earn performance fees when the profitability of our Bank Partners’ portfolios exceeds agreed-upon targets.

We have achieved significant growth in active merchants, transaction volume, net income, gross profit and Adjusted EBITDA, while demonstrating our ability to generate strong margins. Transaction volume (which we define as the dollar value of loans facilitated on our platform during a given period) increased 39% from $2.1 billion in 2015 to $2.9 billion in 2016. Active merchants (which we define as merchants that submitted at least one consumer loan application during the 12 months ended at the date of measurement) increased 44% from 5,075 in 2015 to 7,287 in 2016. Over the same period, net income grew 33% from $94 million to $124 million, gross profit increased

35% from $137 million to $185 million, and Adjusted EBITDA grew 34% from $97 million to $131 million. The charts below demonstrate these upward trends:

Active Merchants	Transaction Volume (in billions)	Net income (in millions)	Adjusted EBITDA (in millions)

Our Market Opportunity

We believe technology is transforming and streamlining commerce, reducing the traditional transaction frictions that merchants and consumers face, and opening new payments and financing channels for banks. Payments and consumer financing are vast markets in the United States with $12.8 trillion of personal consumption expenditure in 2016, according to the U.S. Department of Commerce, and $3.8 trillion of consumer loans outstanding in 2016, according to the Federal Reserve System. We believe the following trends define the U.S. consumer finance market, and other core markets, today.

Our Core Markets are Sizeable and Growing

The home improvement market is large and growing, representing approximately $300 billion in spending volume in 2016, according to the Joint Center for Housing Studies of Harvard University, although not all home improvement projects are of a size suitable for financing. Merchants in this market range from small, owner-operated contractors to large national brands and retailers. Since inception, our Bank Partners have used our program to extend $8.9 billion of loans for home improvement sales and projects involving, among other things, windows, doors, roofing and siding; kitchen and bath remodeling; and heating, ventilation and air conditioning units. We believe that spending on home improvement goods and services will continue to increase as the national housing stock ages and existing home sales increase.

In 2016, we began expanding into elective medicine, which, like the home imrovement market, is a large, fragmented market featuring creditworthy consumers who tend to make large-ticket purchases. Elective medicine providers include doctors, dentists, outpatient surgery centers and clinics providing orthodontics, cosmetic and aesthetic dentistry, vision correction, bariatric surgery, cosmetic surgery, hair replacement, reproductive medicine, veterinary medicine and hearing aid devices. We believe that because of population aging, innovations in medical technology and ongoing healthcare cost inflation, we are well positioned to increase volume in our elective medicine industry vertical.

We continually evaluate opportunities for expansion into new industry verticals and geographies.

Banks Seek Consumer Credit Exposure but are Not Well-Positioned to Lend at the Point of Sale

We believe that banks seek attractive risk-adjusted yields and portfolio diversification through exposure to consumer credit. Banks’ traditional consumer lending advantages have included physical branch networks and trusted brands. However, our experience has demonstrated that consumers are increasingly comfortable using mobile devices to shop, make payments and manage finances. This has provided an opening at the point of sale for a new lending channel, but it is one that many banks to date have had a difficult time accessing.

Legacy Financing Solutions are Less Attractive to Consumers

Providers of installment loan financing to consumers traditionally have required paper-based applications for which consumers are required to gather burdensome amounts of information. Accordingly, there often has been a substantial time lag between a consumer deciding to apply for a loan and receiving approval, and then from approval to funding. Meanwhile, revolving credit alternatives such as credit cards are faster and more convenient but are characterized by high rates and restrictive credit limits for large-ticket purchases. Consequently, prime consumers tend to use credit cards as payment, rather than financing, solutions. Absent a simple, fast and cost-effective alternative to finance large-ticket purchases, many consumers resort to paying with cash, debit card or check, or avoiding purchases altogether.

Our Ecosystem

We have built an entrenched ecosystem of merchants, consumers and Bank Partners. Our platform enables each of these constituents to benefit from enhanced access to each other and to our technology, resulting in a virtuous cycle of increasing engagement and value creation. We believe our ecosystem grows stronger with scale.

Value Proposition to Merchants

•

Increased sales volume. Promotional payment plans and financing solutions make it easier for merchants to sell more goods and services. We have observed that our customizable solution helps merchants increase ticket size and conversion of sales.

•

Seamless integration. We design our solution to deliver instant value, enabling our merchants’ sales associates to use their existing mobile device to facilitate loans through our platform. We settle payments via a national credit card payment network or through the Automated Clearing House (“ACH”) network, meaning merchants that already accept these types of payments require no systems integration to adopt our platform. This frictionless onboarding makes consumer point-of-sale financing available for merchants of all sizes.

•	Accelerated funding. Our merchants typically receive a sizeable portion of their funding faster than they would if they were paid in installments in a more traditional 30-day billing cycle.

•

Superior customer service. We work creatively and collaboratively to design promotional financing offers that fulfill the needs of our merchants while continuing to improve our solution to appeal to their customers.

Value Proposition to Consumers

•

Superior experience. Because we are able to process an application and approve financing at the point of sale with limited burden on the consumer, our platform enables consumers to “apply and buy” in most cases in less than a minute, utilizing an intuitive mobile interface and paperless loan agreement.

•

Promotional interest rates and terms. The majority of the loans facilitated by our platform carry promotional financing with deferred interest or low-rate terms, an attractive alternative relative to the rates on credit card balances.

•

Enables larger purchases. By allowing merchants to market to their customers by focusing on the monthly cost of their purchase rather than a one-time upfront cash outlay, consumers are able to better budget for larger purchases.

•

Preserves revolving credit availability. Rather than utilizing revolving credit for large purchases, which results in available credit lines being reduced, the loans we facilitate preserve credit card availability for everyday purchases.

Value Proposition to Banks

•

Consumer credit exposure at attractive risk-adjusted yields. We believe loans originated on our platform offer strong net interest margin, credit performance, and duration characteristics relative to banks’ other unsecured consumer lending opportunities.

•

Nationally-diversified, small-balance loans. While many of our Bank Partners may traditionally focus on lending opportunities within their geographic footprints, our platform enables them to originate loans in all 50 states and at an average loan size of less than $10,000, thus creating an efficient mechanism to aggregate a granular, diversified national portfolio.

•

Access to our proprietary technology and merchant network. Over the past decade, we have built and refined our technology platform to deliver significant value to merchants and consumers. We have also cultivated strong relationships with Sponsors and merchants, resulting in 8,893 active merchants as of June 30, 2017. We believe our Bank Partners would require significant time and investment to build such a technology solution and merchant network themselves.

•

No customer acquisition cost and limited operating expenses. Our platform alleviates the need for our Bank Partners to bear any marketing, software development or technology infrastructure costs required to originate loans.

•

Robust compliance framework. We continually refine and upgrade our platform, risk management and servicing capabilities to meet the compliance, documentation and vendor management requirements of our Bank Partners and their regulators.

Our Business Model

Efficient Go to Market Strategy

•	Technology led, simple and affordable. Our digital offering enables an efficient, low-cost distribution model and offers frictionless setup at no upfront fee to merchants.

•	Sponsor driven. We leverage our Sponsor relationships to access a large network of merchants at a minimal cost. Our track record demonstrates that Sponsors are attracted to working with GreenSky because they believe our promotional financing and payments platform is a valuable tool for their affiliated merchants.

•

Organic and expansive. As merchants and their sales associates observe the competitive and other advantages that our program provides, we expect to experience greater demand. We have started to experience the impact of word-of-mouth marketing as sales associates who have used the program have begun working with new merchants and advocated joining the program. With over 45,000 sales associates having now downloaded and used the GreenSky mobile application, they are expected to serve as a strong organic customer acquisition channel.

Visible and Recurring Revenue Streams

Although we offer our technology at no upfront cost, we monetize via an upfront transaction fee every time a merchant receives a payment using our platform. This creates stable, recurring revenues, aligns our incentives with the interests of our merchants, and enables us to grow along with our ecosystem. In addition, our Bank Partners pay us a recurring servicing fee over the outstanding life of their loans.

Attractive Unit Economics

Our low-cost go to market strategy, combined with our visible and recurring revenue model, provides for a fast payback period and strong dollar-based retention:

•

Fast payback period. We measure the effectiveness of our sales and marketing spend by evaluating our “payback period” on acquisitions of new merchants. Payback period refers to the number of months it takes for the cumulative transaction fees we earn from merchants acquired during a given month to exceed our total sales and marketing spend in that same month. On average in 2016, our payback period was approximately five months.

•

Strong dollar-based retention. After acquiring merchants, we experience strong retention of those merchants and transaction volume growth over time, which we measure by evaluating our “dollar-based retention” rate. Dollar-based retention refers to transaction volume generated during a given quarter by all merchants that have been active on our platform for more than one year, relative to the equivalent amount of transaction volume generated by the same merchants in the prior year quarter. Our calculation is adjusted for a two quarter seasoning period, during which transactions generated by newly acquired merchants are not included in our dollar-based retention calculation, in order to eliminate the impact of any one-time expansion during the period immediately post acquisition. This figure has exceeded 100% on our platform for each quarter in the past three years, demonstrating that our existing merchants are growing volume period over period, even after accounting for merchant attrition.

Business Metrics

We review a number of operating and financial metrics, including the following, to evaluate our business, measure our performance, identify trends, formulate plans and make strategic decisions.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
Active Merchants
Number	7,287	5,075	3,095	8,893	6,594
Percentage Increase	44%	64%		35%
Transaction Volume
Dollars (millions)	$2,882	$2,076	$1,454	$1,675	$1,327
Percentage Increase	39%	43%		26%
Loan Servicing Portfolio
Dollars (millions)	$3,832	$2,561	$1,538	$4,433	$3,120
Percentage Increase	50%	67%		42%
Cumulative Consumer Accounts
Number	1,077,400	692,428	403,352	1,312,374	879,462
Percentage Increase	56%	72%		49%

Active Merchants. Since our transaction volume is a function of the size, engagement and growth of our merchant network, active merchants (as defined above), in aggregate, are an indicator of future revenue and profitability, although they are not directly correlated. As of June 30, 2017, we had 8,893 active merchants, representing an increase of 35% over 6,594 as of June 30, 2016.

Transaction Volume. Transaction volume (as defined above) is an indicator of revenue and overall platform profitability and has grown substantially in the past several years. For the six months ended June 30, 2017, transaction volume was $1.7 billion, which represented an increase of 26% over $1.3 billion for the comparable period in 2016.

Loan Servicing Portfolio. We define our loan servicing portfolio as the aggregate outstanding consumer loan balance (principal plus accrued interest and fees) facilitated and serviced by our platform at the date of measurement. Our loan servicing portfolio is an indicator of our servicing activities. As of June 30, 2017, we had a loan servicing portfolio of $4.4 billion, representing an increase of 42% over $3.1 billion as of June 30, 2016.

Cumulative Consumer Accounts. We define cumulative consumer accounts as the aggregate number of consumer accounts approved on our platform since our inception, including both existing and prior accounts. Although not directly correlated to revenue, cumulative consumer accounts is a measure of our brand awareness among consumers, as well as the value of the data we have been collecting from such consumers since our inception. We may use this data to support future growth by cross-marketing products and delivering potential additional customers to merchants who they may not have been able to source themselves. As of June 30, 2017, we had 1.3 million cumulative consumer accounts, representing an increase of approximately 49% over 0.9 million as of June 30, 2016.

Our Strengths and Competitive Advantages

Differentiated Technology Platform and Customer Experience

We believe that our proprietary, patent-pending technology is unique because it can deliver:

•	Frictionless setup and multiple promotional financing alternatives for our merchants

•	An intuitive, mobile-native user interface, and real-time “apply and buy” capabilities, for consumers

•	Instant digital loan underwriting and distribution mechanisms for our Bank Partners

We believe these capabilities will help us deepen our existing relationships and provide a competitive advantage in winning new business.

Large, Entrenched Ecosystem

As of June 30, 2017, we had 8,893 active merchants. Since our inception, our Bank Partners have used our technology and network of merchants to provide over $9 billion of financing to approximately 1.3 million consumers. The powerful network effects of our platform strengthen this ecosystem, providing increasing value to GreenSky and each of our constituents as we scale.

Trusted Relationship with our Bank Partners

We have continually refined and upgraded our compliance, control, servicing and collections functions to meet the regulatory requirements, documentation and operating standards applicable to our Bank Partners, which include several of the largest banks in the United States, and to us.

Asset-Light Model

Our Bank Partners originate and own the loans that they facilitate through our platform. We derive a substantial majority of our revenue and profitability from upfront transaction fees every time a merchant facilitates a transaction and receives a payment using our platform.

Attractive Consumer Profile

Consumers using our platform live in all 50 states and typically are or have been homeowners with super-prime or prime credit scores. During the six months ended June 30, 2017, the credit-line weighted average consumer credit score for loans facilitated by our platform was 770.

Efficient Go To Market Strategy and Recurring Revenue Model Drive Strong Operating Leverage

We leverage our proprietary technology and strong Sponsor relationships to efficiently access and onboard a large network of merchants. Our merchants, once acquired, allow us to reach an even larger universe of consumers and facilitate repeat transactions at very low cost relative to the transaction fee we receive. Coupled with the highly scalable technology anchoring our platform, we deliver strong operating margins.

Our Growth Opportunities

We have significant opportunities to expand our business. Our growth strategy focuses on the following efforts to continue to deliver value for our constituents and expand our ecosystem.

Onboard More Merchants

We intend to continue building relationships with large Sponsors and independent, high-sales volume merchants in our existing industry verticals.

Expand into New Industry Verticals, Including Online Retail and Traditional Store-Based Merchants

We have begun to expand into the elective medicine industry vertical and intend to explore other large, fragmented markets with creditworthy consumers who tend to make large-ticket purchases online and in-store. For example, online retail represents an attractive and low cost acquisition channel ripe for penetration that fits synergistically with our existing point-of-sale mobile platform. In 2016, domestic retail sales through the e-commerce platform exceeded $375 billion, growing by almost 15% over the prior year, according to the U.S. Census Bureau. We expect to seek out additional attractive industry verticals (whether online or in-store) based on our ability to efficiently go to market, grow market share, generate attractive risk-adjusted yields for our Bank Partners and continue to maximize value for our constituents.

Widen Our Spectrum of Consumers and Funding Partners

We continue to evaluate opportunities to assist our merchants to drive more sales by extending financing to a wider range of consumer credit profiles. To facilitate this extension of our platform, we may work with our Bank Partners to offer near-prime and non-prime financing, leveraging our technology platform to offer merchants and consumers a “single application” user experience that is designed to be superior to the user experience offered by our competitors in traditional “second-look” programs. We may expand our universe of Bank Partners to undertake these opportunities.

Leverage Our Current Customer Base and Bank Partner Relationships to Deliver New Solutions

We believe we have a substantial opportunity to cross-market value-enhancing solutions to consumers and to our merchants. We believe that, as the number of transactions we facilitate increases, the data we accumulate from our technology platform will enable us to broaden our monetization model and leverage this data to attract incremental customers whom merchants may not have been able to source otherwise. We also believe that we can leverage our platform to efficiently connect consumers, including existing retail customers of our Bank Partners, with merchant-driven promotions, expanding GreenSky’s brand and driving incremental revenue in each of our industry verticals.

Expand Internationally

Over time, we believe that internationally our solution can address similar points of friction for merchants closing sales, consumers financing large purchases and banks originating consumer loans. We believe there are large, fragmented markets with creditworthy consumers in other geographies. We anticipate expanding internationally, likely in partnership with one or more financial institutions or other entities.

Risk Factors Summary

An investment in our Class A common stock involves a high degree of risk. Any of the factors set forth under “Risk Factors” may limit our ability to successfully execute our business strategy and could materially adversely affect our business. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our Class A common stock. Some of these risks include that:

•	We operate in a highly regulated industry, and a failure to comply with applicable laws and regulations could subject us to lawsuits or governmental actions, which could adversely affect our business.

•	Our agreements with our Bank Partners are non-exclusive, short-term and subject to termination; any such termination could negatively affect our business.

•	Our results of operations and growth depend on our ability to retain existing, and attract new, merchants and Bank Partners.

•	We derive a large percentage of our revenue from our top ten merchants. The loss of a significant merchant or Sponsor could have a negative impact on our business.

•	Our results depend, to a significant extent, on the active and effective promotion and support of the GreenSky program by our Sponsors and merchants.

•

We rely heavily on credit decisioning and scoring models as well as information from third parties and customers, all of which could contain misrepresentations, errors or inaccuracies that could adversely affect our business.

•	Security breaches, fraudulent activity and interruptions in our computer systems affecting our solution could have an adverse effect on our business.

•	Our relationships with third-party vendors subject us to a variety of regulatory, financial and reputational risks.

•	Our revenues are highly dependent on macroeconomic and U.S. real estate market conditions as well as prevailing interest rates.

•	As a holding company, we are entirely dependent upon the operations of GSLLC and its ability to make distributions to provide cash flow to us to pay taxes and other expenses.

•	The Continuing LLC Members will control our Company and their interests may conflict with yours in the future.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we remain an emerging growth company, we may take advantage of certain limited exemptions from various reporting requirements that are applicable to other public companies. These provisions include:

•

a requirement to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•

an exemption from new or revised financial accounting standards until they would apply to private companies and from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation;

•	reduced disclosure about executive compensation in our periodic reports and proxy statements; and

•	no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements.

We have chosen to present three years of audited financial statements and related selected financial data and management’s discussion and analysis of financial condition and results of operations. Further, the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and to comply with new or revised accounting standards as required of publicly-traded companies generally. This decision to opt out of the extended transition period is irrevocable.

We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. In addition, it is possible that some investors will find our common stock less attractive as a result of our elections, which may result in a less active trading market for our common stock and more volatility in our stock price.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year following the fifth anniversary of the consummation of this offering, (ii) the first fiscal year after our annual gross revenues exceed $1.07 billion, (iii) the date on which we have, during the immediately preceding three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our Class A common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

Organizational Structure

GS Holdings is a limited liability company that is taxed as a partnership. Because U.S. tax law generally makes it impractical for an entity taxed as a partnership to sell membership interests publicly, GS Holdings is forming a holding company that will be taxed as a corporation, GreenSky, Inc., to sell Class A common stock publicly. However, for holders of Class A, B and C units of GS Holdings that do not intend to sell their units in connection with this offering, it is more tax efficient for them to retain their units until they are ready to sell them and then, at that time, to exchange their units, together with an equal number of shares of Class B common stock, for shares of Class A common stock (or cash, at our option) and then to sell those shares. This structure—the formation of a holding company taxed as a corporation above a limited liability company taxed as a partnership where some members of the limited liability company continue to own some or all of their membership interests—is often referred to as an “Up-C structure.”

Prior to the Reorganization Transactions (as defined below) and the closing of this offering, the capital structure of GS Holdings consisted of (i) three classes of membership interests (Class A, B and C units) held by the Original GS Equity Owners (including the Former Corporate Investors) and (ii) profits interests held by the Original Profits Interests Holders. Options and warrants to purchase Class A units of GS Holdings also were outstanding. As further discussed below, following the Reorganization Transactions, the Original GS Equity Owners (other than the Former Corporate Investors) and the Original Profits Interests Holders, which we collectively refer to as the Continuing LLC Members, will continue to own Holdco Units in GS Holdings (other than Holdco Units that they will be exchanging in connection with this offering).

The diagram below depicts our organizational structure immediately prior to the Reorganization Transactions.

Following the Reorganization Transactions and this offering, we will be a holding company. Our sole material asset will be an equity interest in GS Holdings, which also is a holding company and has no material asset other than its equity interest in GSLLC, the subsidiary that conducts all of our operations. Because GreenSky, Inc. will be the managing member of GS Holdings (with 100% of the management and voting power in GS Holdings), and GS Holdings will be the managing member of GSLLC, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of GS Holdings and its subsidiaries, including GSLLC.

Prior to the closing of this offering, (i) the operating agreement of GS Holdings will be amended and restated (the “Holdings LLC Agreement”) to, among other things, modify its capital structure by replacing the different classes of membership interests and profits interests with a single new class of membership interests of GS Holdings (referred to as Holdco Units); (ii) we will issue to each of the Continuing LLC Members a number of shares of GreenSky, Inc. Class B common stock equal to the number of Holdco Units held by it (other than the Holdco Units that it will be exchanging in connection with this offering); (iii) the equity holders of the Former Corporate Investors will contribute their equity in the Former Corporate Investors to GreenSky, Inc. in exchange for shares of our Class A common stock and the right to certain payments under the Tax Receivable Agreement (as defined below), and the Former Corporate Investors will merge with and into GreenSky, Inc.; (iv) outstanding options to acquire Class A units of GS Holdings will be equitably adjusted and replaced with options to acquire Holdco Units (and an equal number of shares of Class B common stock); and (v) outstanding warrants to acquire Class A units of GS Holdings will be converted pursuant to their terms into warrants to acquire Holdco Units (and an equal number of shares of Class B common stock). We refer to these transactions collectively as the “Reorganization Transactions.” Following the Reorganization Transactions, Holdco Units (and shares of Class B common stock), options and warrants will be subject to the same vesting and/or forfeiture conditions as the previously held securities in GS Holdings, as applicable.

Under the Holdings LLC Agreement, the membership interests in GS Holdings will be adjusted (the “Forward Split”) so that each Holdco Unit (together with a share of Class B common stock) is economically equivalent to a share of Class A common stock on a one-for-one basis. Corresponding adjustments will be made to options and warrants.

Our Class B common stock initially will entitle holders thereof to ten votes per share. Our Class B common stock will vote as a single class with our Class A common stock, but will not have any economic rights.

In connection with the Reorganization Transactions, we will enter into an exchange agreement with the Continuing LLC Members and GS Holdings (which we refer to as the “Exchange Agreement”), pursuant to which the Continuing LLC Members, and any other Exchange Agreement parties, will have the right to exchange their Holdco Units, together with an equal number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option. Any Holdco Units exchanged under those exchange provisions will thereafter be owned by GreenSky, Inc., and any shares of Class B common stock exchanged will be cancelled.

The Reorganization Transactions also include various other agreements and processes. For additional details, see “Organizational Structure” and “Certain Relationships and Related Party Transactions.”

The diagram below depicts our simplified organizational structure immediately following this offering after giving effect to the use of proceeds and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)

The shares of Class B common stock have no economic rights, but each share of Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Our Up-C structure will allow the Continuing LLC Members to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “pass-through” entity, for income tax purposes following the offering. One of these benefits is that future taxable income of the Company that is allocated to such owners will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because the Holdco Units that the Continuing LLC Members will hold are exchangeable (together with an equal number of shares of Class B common stock) for shares of our Class A common stock or cash, at our option, the Up-C structure also provides the Continuing LLC Members potential liquidity that holders of non-publicly traded limited liability companies typically are not afforded. See “Organizational Structure” and “Description of Capital Stock.”

GreenSky, Inc. will hold Holdco Units and therefore receive the same benefits as the Continuing LLC Members on account of its ownership in an entity treated as a partnership, or “pass-through” entity, for income tax purposes. Our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock pursuant to the Exchange Agreement are expected to result in increases in GreenSky, Inc.’s allocable tax basis in the assets of GS Holdings. This so-called “step-up” in tax basis will provide

GreenSky, Inc. with certain tax benefits, such as future depreciation and amortization deductions that can reduce the taxable income allocable to GreenSky, Inc. GreenSky, Inc. and GS Holdings will enter into a Tax Receivable Agreement under which GreenSky, Inc. will agree to pay the TRA Parties 85% of the value of these tax benefits and will retain the remaining 15% of the value of such benefits. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Corporate Information

GreenSky, Inc. was incorporated on July 12, 2017, and had no business transactions or activities and no material assets or liabilities prior to the Reorganization Transactions and this offering. Our principal executive offices are located at 5565 Glenridge Connector, Suite 700, Atlanta, Georgia 30342. Our telephone number is (678) 264-6105. The address of our main website is www.greenskycredit.com. The information contained on or accessible through our website does not constitute a part of this prospectus.

The Offering

Issuer	GreenSky, Inc.

Class A common stock offered by us	shares of Class A common stock (or shares if the underwriters’ option is exercised in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an additional shares of Class A common stock at the public offering price less underwriting discounts and commissions.

Common stock to be outstanding after giving effect to this offering and the use of proceeds to us therefrom shares of Class A common stock (or  shares if the underwriters’ option is exercised in full). If all outstanding Holdco Units and Class B common stock held by the Continuing LLC Members were exchanged for newly-issued shares of Class A common stock on a one-for-one basis,  shares of Class A common stock (or  shares if the underwriters’ option is exercised in full) would be outstanding.

shares of Class B common stock (or shares if the underwriters’ option is exercised in full), equal to one share per Holdco Unit (other than any Holdco Units owned by GreenSky, Inc.).

Voting	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

After this offering, the Continuing LLC Members will hold an equal number of shares of Class B common stock and Holdco Units. The shares of Class B common stock have no economic rights, but each share of our Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. Once the collective holdings of the Continuing LLC Members in the aggregate is less than 10% of the combined economic interest in us, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by stockholders generally. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Holders of our Class A and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Voting power held by holders of Class A common stock after giving effect to this offering and the use of proceeds	% (or 100% if all outstanding Holdco Units and Class B common stock held by the Continuing LLC Members were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power held by holders of Class B common stock after giving

effect to this offering and the use of proceeds	% (or 0% if all outstanding Holdco Units and Class B common stock held by the Continuing LLC Members were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Voting power	% (or % if the underwriters’ option is exercised in full) will be held by executive officers, directors and greater than 5% stockholders after giving effect to this offering and the use of proceeds.

 % (or  % if the underwriters’ option is exercised in full) will be held by executive officers, directors and greater than 5% stockholders, together with other current members of GS Holdings, after giving effect to this offering and the use of proceeds.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $  million (or approximately $  million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), assuming an initial public offering price of $  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use net proceeds of approximately $  million to purchase  newly-issued Holdco Units from GS Holdings, as described under “Organizational Structure.” We intend to use net proceeds of approximately $  million to purchase an aggregate of  Holdco Units from the Exchanging Members, including our Chief Executive Officer and certain of our other officers and directors, as described under “Organizational Structure.” See “Certain Relationships and Related Party Transactions—Purchase of Holdco Units and Redemption of Class A Common Stock” for the number of Holdco Units to be purchased from the Exchanging Members. The per share purchase price for each Holdco Unit surrendered for purchase by an Exchanging Member will be equal to the price per share of our Class A common stock in this offering, less underwriting discounts and commissions. We also intend to use net proceeds of approximately $   million to redeem   shares of our Class A common stock from equity holders of the Former Corporate Investors.

If the underwriters exercise in full their option to purchase  additional shares of Class A common stock, in addition to the use of our net proceeds described above, we intend to use net proceeds of approximately $  million to purchase an additional  newly-issued Holdco Units from GS Holdings, and net proceeds of approximately $  million to purchase an additional  Holdco Units (together with an equal number of shares of

Class B common stock) from the Exchanging Members, including our Chief Executive Officer and certain of our other officers and directors.

The proceeds received by GS Holdings in connection with the sale of newly-issued Holdco Units will be used by GS Holdings and GSLLC to pay the expenses of this offering and for general corporate purposes. See “Use of Proceeds.”

Dividend policy

We have no current plans to pay dividends on our Class A common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including those under our Credit Agreement, as defined below), general business conditions and other factors that our board of directors may deem relevant.

Subject to having available cash and subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our Credit Agreement or other debt instruments), the Holdings LLC Agreement requires GS Holdings to make certain distributions to GreenSky, Inc. and the Continuing LLC Members, pro rata, in order to facilitate their payment of taxes with respect to GS Holdings’ income and to facilitate the payment by GreenSky, Inc. of amounts due under the Tax Receivable Agreement (as defined below). Because GreenSky, Inc. will be the managing member of GS Holdings, which is the managing member of GSLLC, we will have the ability to determine the amount and timing of distributions by GSLLC to GS Holdings, subject to compliance with applicable law. Any such distributions will then be distributed to all holders of Holdco Units, including us, pro rata based on holdings of Holdco Units. See “Dividend Policy.”

Listing	We intend to apply to list our Class A common stock on the under the symbol “GSKY.”

Exchange rights of the Continuing LLC Members

Prior to the closing of this offering, we will complete the reorganization described in “Organizational Structure.” Pursuant to the Exchange Agreement, each Continuing LLC Member, and any other Exchange Agreement parties, will have the right to exchange their Holdco Units (together with an equal number of shares of Class B common stock) for shares of Class A common stock of GreenSky, Inc. on a one-for-one basis, subject to customary adjustment for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the Class A common stock), at our option. We have reserved for issuance shares of Class A common stock in respect of the aggregate number of shares of Class A common stock that may be issued upon exchange of Holdco Units (together with an equal number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, or for cash, at our option. The cash amount will be based on the market price of the Class A common stock. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Tax Receivable Agreement

Our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock pursuant to the exchange rights described above are expected to result in increases in GreenSky, Inc.’s allocable tax basis in the assets of GS Holdings. These increases in tax basis are expected to increase (for tax purposes) depreciation and amortization deductions allocable to GreenSky, Inc. and, therefore, reduce the amount of tax that GreenSky, Inc. otherwise would be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We and GS Holdings will enter into a tax receivable agreement with the TRA Parties (the “Tax Receivable Agreement”), whereby GreenSky, Inc. will agree to pay those parties 85% of the amount of cash tax savings, if any, in United States federal, state and local taxes that GreenSky, Inc. realizes or is deemed to realize as a result of these increases in tax basis, increases in basis from such payments and deemed interest deductions arising from such payments.

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Holdco Units from the Exchanging Members in connection with this offering and our acquisition of the equity of the Former Corporate Investors, together with future exchanges of Holdco Units and Class B common stock as described above, would aggregate to approximately $  million over 15 years from the date of this offering based on an initial public offering price of $  per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and assuming all future exchanges would occur one year after this offering. Under such scenario, we would be required to pay approximately 85% of such amount, or approximately $  million, over the 15-year period from the date of this offering. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering, based on an initial public offering price of $  per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we estimate that we would be required to pay approximately $  million in the aggregate under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Registration Rights Agreement

We intend to enter into a registration rights agreement whereby, following this offering and the expiration of any related lock-up period, we may be required to register under the United States Securities Act of 1933, as amended (the “Securities Act”), the sale of shares of our Class A common stock (i) that may be issued to the Continuing LLC Members upon exchange of their Holdco Units and Class B common stock and (ii) issued to the equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Risk factors	Please read the section entitled “Risk Factors” for a discussion of certain factors you should carefully consider before deciding to invest in our Class A common stock.

Unless otherwise indicated or the context otherwise requires, the number of shares of Class A common stock outstanding and other information in this prospectus:

•	assumes the effectiveness of our amended and restated certificate of incorporation and bylaws, which we will adopt prior to completion of this offering;

•	assumes an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus;

•	assumes that the underwriters do not exercise their option to purchase additional shares of Class A common stock from us;

•

excludes  shares of Class A common stock issuable upon the exchange of  Holdco Units, together with an equal number of shares of Class B common stock, that will be held by the Continuing LLC Members immediately following this offering;

•	excludes shares of Class A common stock reserved as of the date of this prospectus for future issuance under our 2017 Omnibus Incentive Plan;

•

excludes  shares of Class A common stock issuable upon exchange of  Holdco Units (together with an equal number of shares of Class B common stock), which are issuable upon exercise of warrants with a weighted-average exercise price of $  ; and

•

excludes  shares of Class A common stock issuable upon exchange of  Holdco Units (together with an equal number of shares of Class B common stock), which are issuable upon exercise of options with a weighted-average exercise price of $  .

Summary Historical and Pro Forma Consolidated Financial Data

The following tables set forth summary historical consolidated financial and other data of GSLLC at the dates and for the periods indicated. GSLLC will be considered our predecessor for accounting purposes, and its historical consolidated financial statements will be our historical consolidated financial statements following this offering. The statements of operating data for the years ended December 31, 2016, 2015 and 2014, and balance sheet data as of December 31, 2016 and 2015, are derived from the audited consolidated financial statements of GSLLC and related notes included elsewhere in this prospectus. The statements of operating data for the six months ended June 30, 2017 and 2016, and the balance sheet data as of June 30, 2017, are derived from the unaudited consolidated financial statements of GSLLC and related notes included elsewhere in this prospectus. The unaudited consolidated financial statements of GSLLC have been prepared on the same basis as the audited consolidated financial statements of GSLLC and include all adjustments that we consider necessary for a fair statement of GSLLC’s consolidated financial position and results of operations for all periods presented. The summary historical financial data of GreenSky, Inc. have not been presented because GreenSky, Inc. is a newly incorporated entity, had no business transactions or activities, and had no material assets or liabilities during the periods presented in this section.

The summary unaudited pro forma consolidated statement of operations data for the fiscal year ended December 31, 2016 and the six months ended June 30, 2017 present our consolidated results of operations after giving pro forma effect to (i) the Reorganization Transactions and this offering, as described under “Organizational Structure,” as if such transactions occurred on January 1, 2016, (ii) the use of the estimated net proceeds to us from this offering, as described under “Use of Proceeds,” (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement,” and (iv) a provision for corporate income taxes on the income attributable to GreenSky, Inc. at an effective rate of  %, inclusive of all United States federal, state and local income taxes. The summary unaudited pro forma consolidated balance sheet data as of June 30, 2017 present our consolidated financial position giving pro forma effect to (i) the Reorganization Transactions and this offering, as if such transactions occurred on June 30, 2017, (ii) the use of the estimated net proceeds from this offering, as described under “Use of Proceeds,” and (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect their impact, on a pro forma basis, on the historical financial information of GSLLC. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of GreenSky, Inc. that would have occurred had GreenSky, Inc. been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the described transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The following summary historical consolidated financial and other data are qualified in their entirety by reference to, and should be read in conjunction with, our audited consolidated financial statements and related notes, our unaudited condensed consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Information” and other financial information included in this prospectus. Historical results included below and elsewhere in this prospectus are not necessarily indicative of our future performance, and the results for any interim period are not necessarily indicative of the operating results to be expected for the full fiscal year.

	Historical GSLLC							Pro Forma GreenSky, Inc.
	Year ended December 31,			Six months ended June 30,				Year ended December 31,		Six months ended June 30,
	2016	2015	2014	2017		2016		2016		2017
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue:
Transaction fees	$228,446	$152,678	$102,194		$126,373		$105,650	$		$
Servicing and other	35,419	20,779	7,664		22,914		15,200

Total revenue	263,865	173,457	109,858		149,287		120,850
Cost of revenue (exclusive of depreciation and amortization shown separately below):
Origination, servicing and other	79,145	36,506	16,469		50,905		32,529

Gross profit	184,720	136,951	93,389		98,382		88,321
Operating expenses:
Compensation and benefits	39,836	27,738	13,247		24,506		19,461
Sales and marketing	1,085	861	276		572		610
Property, office and technology	8,000	4,283	2,312		5,280		3,853
Depreciation and amortization	3,708	2,356	1,371		1,875		1,681
General and administrative	10,602	7,071	7,664		8,006		4,105
Related party expenses	1,678	1,536	1,130		1,004		828

Total operating expenses	64,909	43,845	26,000		41,243		30,538

Operating profit	119,811	93,106	67,389		57,139		57,783
Other income/(expense), net
Interest income	7,302	1,912	1,050		2,531		1,873
Interest expense	—	—	—		(174)		—
Other gains/(losses)	(2,649)	(1,199)	(330)		1,108		(279)

Total other income/(expense), net	4,653	713	720		3,465		1,594

Income before income tax expense
Income tax expense

Net income	$124,464	$93,819	$68,109		$60,604		$59,377	$		$

Net income attributable to noncontrolling interests
Net income attributable to participating interests	25,233	17,594	2,122		13,852		11,704		N/A		N/A

Net income attributable to Class A unit holders	99,231	76,225	65,987		46,752		47,673		N/A		N/A
Net income attributable to GreenSky, Inc.	N/A	N/A	N/A		N/A		N/A	$		$

Per Share Data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic				$		$				$
Diluted				$		$				$
Pro forma net income available to Class A common stock per share:
Basic				$		$				$
Diluted				$		$				$

	As of December 31,		As of June 30,
	2016	2015	2017
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$185,243	$87,578	$107,087
Restricted cash	42,871	22,534	103,569
Loan receivables held for sale	41,268	1,843	82,250
Property, equipment and software, net	7,018	6,212	7,128
Total assets	302,205	145,973	330,088
Finance charge reversal liability	68,064	49,459	76,319
Total liabilities	89,995	61,225	110,770
Total temporary equity	335,720	287,566	335,720
Total permanent equity (deficit)	(123,510)	(202,818)	(116,402)

Non-GAAP Financial Measures

In addition to financial measures presented in accordance with United States generally accepted accounting principles (“GAAP”), we monitor Adjusted EBITDA, a non-GAAP measure, to manage our business, make planning decisions, evaluate our performance and allocate resources. We define “Adjusted EBITDA" as net income before interest expense, taxes, depreciation and amortization, adjusted to eliminate equity-based compensation and payments.

We believe that Adjusted EBITDA is one of the key financial indicators of our business performance over the long term and provides useful information regarding whether cash provided by operating activities is sufficient to maintain and grow our business. We believe that this methodology for determining Adjusted EBITDA can provide useful supplemental information to help investors better understand the economics of our platform.

Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, the analysis of other GAAP financial measures, such as net income. Some of the limitations of Adjusted EBITDA include:

•	it does not reflect our future contractual commitments;

•	it does not reflect the impact of working capital requirements; and

•	it is not a universally consistent calculation, limiting its usefulness as a comparative measure.

Management compensates for the inherent limitations associated with using the measure of Adjusted EBITDA through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net income, as presented below.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
	(In thousands)
Net income	$124,464	$93,819	$68,109	$60,604	$59,377
Interest expense	—	—	—	174	—
Tax expense(1)	281	187	163	172	170
Depreciation and amortization	3,708	2,356	1,371	1,875	1,681
Equity-related expense(2)	2,288	1,094	586	1,772	1,093

Adjusted EBITDA	$130,741	$97,456	$70,229	$64,597	$62,321

(1)

Includes taxes in certain states related to our operations, as we did not incur any federal or state income taxes during these periods given our flow-through status. Tax expense is included within general and administrative expenses in our Consolidated Statements of Operations.

(2)	Includes equity-based compensation to employees and directors, as well as equity-based payments to non-employees.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this prospectus, including the financial statements and notes to the financial statements included herein, before investing in our Class A common stock. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of our Class A common stock could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this prospectus to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, our business, reputation, financial condition, results of operations, revenue and future prospects. You should carefully consider the following risk factors in addition to the other information included in this prospectus, including in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Risks Related to Our Business and the Consumer Financial Services Industry

Our agreements with our Bank Partners are non-exclusive, short-term in duration and subject to termination by our Bank Partners upon the occurrence of certain events, including our failure to comply with applicable regulatory requirements. If such agreements are terminated, and we are unable to replace the commitments of the terminating Bank Partners, our business would be adversely affected.

We rely on our Bank Partners to originate all of the loans made through the GreenSky program. Our four largest Bank Partners—SunTrust Bank, Regions Bank, Synovus Bank and Fifth Third Bank—provide approximately 88% of the commitments to originate loans as of June 30, 2017. We have entered into separate loan origination agreements and servicing agreements with each of our Bank Partners. The loan origination agreements generally contain customary termination provisions that allow our Bank Partners to terminate the agreement upon certain events including, among other things, our breach of the loan origination agreement or servicing agreement, underperformance of loan portfolios or regulatory requirements, and certain loan origination agreements, including loan origination agreements with certain of our largest Bank Partners, entitle the Bank Partner to terminate the agreement for convenience. Our servicing agreements with our Bank Partners generally contain customary termination provisions that allow our Bank Partners to terminate our servicing of loans under the agreement upon certain events including, among other things, our breach of the loan origination agreement or servicing agreement. If any of our largest Bank Partners were to terminate their agreements with us, it would have a material adverse effect on our business.

Our agreements with our Bank Partners generally have automatically renewable one-year terms. These agreements are non-exclusive and do not prohibit our Bank Partners from working with our competitors or from offering competing products, except that certain Bank Partners have agreed not to provide customer financing outside of the GreenSky program to our merchants and Sponsors during the term of their agreements with us and generally for one year after termination or expiration. As a result, any of our Bank Partners could with minimal notice decide that working with us is not in its interest, could offer us less favorable or unfavorable economic or other terms or could decide to enter into exclusive or more favorable relationships with one of our competitors. We also could have future disagreements or disputes with our Bank Partners, which could negatively affect or threaten our relationships with them.

Our Bank Partners also may terminate their agreements with us if we fail to comply with regulatory requirements applicable to them. We are a service provider to our Bank Partners, and, as a result, we are subject to audit by our Bank Partners in accordance with customary practice and applicable regulatory guidance related to management by banks of third-party vendors. We also are subject to the examination and enforcement authority of the federal banking agencies, including the Federal Reserve, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency, as a bank service company, and are subject to the examination and enforcement authority of the Consumer Financial Protection Bureau (“CFPB”) as a service provider to a covered person under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). It is imperative that our Bank Partners continue to have confidence in our compliance efforts. Any substantial failure, or alleged or perceived failure, by us to comply with applicable regulatory requirements could cause them to be unwilling to originate loans through our program or could cause them to terminate their agreements with us. See “—Risks Related to Our Regulatory Environment.” If we are unsuccessful in maintaining our relationships with our Bank Partners for any of the foregoing reasons, or if we are unable to develop relationships with new Bank Partners, it would have a material adverse effect on our business and our ability to grow.

Our results of operations and continued growth depend on our ability to retain existing, and attract new, merchants and Bank Partners.

A substantial majority of our revenue is generated from the transaction fees that we receive from our merchants and the servicing and other fees that we receive from our Bank Partners in connection with loans made by our Bank Partners to the customers of our merchants. Approximately 87% of our revenue in 2016 was generated from transaction fees paid to us by our merchants. To attract and retain merchants, we market our program to them on the basis of a number of factors, including financing terms, the flexibility of promotional offerings, approval rates, speed and simplicity of loan origination, service levels, products and services, technological capabilities and integration, customer service, brand and reputation.

There is significant competition for our existing merchants. If we fail to retain any of our larger merchants or a substantial number of our smaller merchants, and we do not acquire new merchants of similar size and profitability, it would have a material adverse effect on our business and future growth. We have experienced some turnover in our merchants, as well as varying activation rates and volatility in usage of the GreenSky program by our merchants, and this may continue or even increase in the future. Program agreements generally are terminable by merchants at any time. Also, we generally do not have exclusive arrangements with our merchants, and they are free to use our competitors’ programs at any time and without notice to us. If a significant number of our existing merchants were to use other competing programs, thereby reducing their use of our program, it would have a material adverse effect on our business and results of operations.

Competition for new merchants also is significant, especially in industry verticals in which we do not have an established reputation, such as elective medicine. As a result, our continued success and growth depend on our ability to attract new merchants, and our failure to do so would limit our growth and our ability to continue generating revenue at current levels.

Our failure to retain existing, and attract and retain new, Bank Partners also would materially adversely affect our business and our ability to grow. We market our program to banks on the basis of the risk-adjusted yields available to them and geographic diversity of the loans that they are able to originate through the GreenSky program, as well as the absence of significant upfront and ongoing costs, and general attractiveness of the consumers that use the GreenSky program. Bank Partners have alternative sources for attractive, if not similar, loans, including internal loan generation, and they could elect to originate loans through those alternatives rather than through the GreenSky program.

Based upon current commitment levels, our four largest Bank Partners are SunTrust Bank, Regions Bank, Synovus Bank and Fifth Third Bank. As of June 30, 2017, they provided approximately 88% of the overall commitments to originate loans through our program. If any of our larger Bank Partners, or a substantial number of our smaller Bank Partners, were to suspend, limit or otherwise terminate their relationships with us, it would have a material adverse effect on our business. If we need to enter into arrangements with a different bank to replace one of our Bank Partners, we may not be able to negotiate a comparable alternative arrangement.

A large percentage of our revenue is concentrated with our top ten merchants, and the loss of a significant merchant could have a negative impact on our operating results.

Our top ten merchants (including certain groups of affiliated merchants) accounted for an aggregate of 32% of our total revenue for 2016. The Home Depot is our most significant single merchant and represented approximately 7% of total revenue in 2016. In addition, franchisees of Renewal by Andersen, our largest Sponsor, represented together approximately 19% of total revenue in 2016. Our agreement with Renewal by Andersen provides that Renewal by Andersen will promote the GreenSky program through notifying its dealers of the availability of the GreenSky program and providing them ancillary materials. Our agreement also provides that we will provide Renewal by Andersen a rebate if certain financing goals are met. Both parties have the right to terminate the agreement generally upon 90-days notice. If Renewal by Andersen terminates the agreement, Renewal by Andersen dealers would not be obligated to terminate their participation in the GreenSky program, although they could choose to do so. We expect to have significant concentration in our largest merchant relationships for the foreseeable future. In the event that (i) The Home Depot or one or more of our other significant merchants, or groups of merchants, or (ii) Renewal by Andersen or one or more of our other significant Sponsors, and their dealers, terminate their relationships with us, or elect to utilize an alternative source for financing, the number of loans originated through the GreenSky program would decline, which would materially adversely affect our business and, in turn, our revenue.

Our results depend, to a significant extent, on the active and effective promotion and support of the GreenSky program by our Sponsors and merchants.

Our success depends on the active and effective promotion of the GreenSky program by our Sponsors to their network of merchants and by our merchants to their customers. We rely on our Sponsors, including large franchisors within different home improvement industry sub-verticals, to promote the GreenSky program within their networks of merchants. Approximately two-thirds of our active merchants are affiliated with Sponsors. Although our Sponsors generally are under no obligation to promote the GreenSky program, many do so through direct mail, email campaigns and trade shows. The failure by our Sponsors to effectively promote and support the GreenSky program would have a material adverse effect on the rate at which we acquire new merchants and the cost thereof.

We also depend on our merchants, which generally accept most major credit cards and other forms of payment, to promote the GreenSky program, to integrate our platform and the GreenSky program into their business, and to educate their sales associates about the benefits of the GreenSky program so that their sales associates encourage customers to apply for and use our services. Our relationship with our merchants, however, generally is non-exclusive, and we do not have, or utilize, any recourse against merchants when they do not promote the GreenSky program. The failure by our merchants to effectively promote and support the GreenSky program would have a material adverse effect on our business.

If our merchants fail to fulfill their obligations to consumers or comply with applicable law, we may incur remediation costs.

Although our merchants are obligated to fulfill their contractual commitments to consumers and to comply with applicable law, from time to time they might not, or a consumer might allege that they did not. This, in turn, can result in claims against our Bank Partners and us or in loans being uncollectible. In those cases, we may decide that it is beneficial to remediate the situation, either through assisting the consumers to get a refund, working with our Bank Partners to modify the terms of the loan or reducing the amount due, making a payment to the consumer or otherwise. Historically, the cost of remediation has not been material to our business, but we make no assurance that it will not be in the future.

We have experienced rapid growth, which may be difficult to sustain and which may place significant demands on our operational, administrative and financial resources.

The number of loans originated through the GreenSky program grew from approximately 289,000 in 2015 to approximately 385,000 in 2016, and our revenue grew from $173 million in 2015 to $264 million in 2016. Our rapid growth has caused significant demands on our operational, marketing, compliance and accounting infrastructure, and has resulted in increased expenses, which we expect to continue as we grow. In addition, we are required to continuously develop and adapt our systems and infrastructure in response to the increasing sophistication of the consumer finance market and regulatory developments relating to our existing and projected business activities and those of our Bank Partners. Our future growth will depend, among other things, on our ability to maintain an operating platform and management system sufficient to address our growth and will require us to incur significant additional expenses and to commit additional senior management and operational resources.

As a result of our growth, we face significant challenges in:

•	securing commitments from our existing and new Bank Partners to provide loans to customers of our merchants;

•	maintaining existing and developing new relationships with merchants and Sponsors;

•	maintaining adequate financial, business and risk controls;

•	implementing new or updated information and financial and risk controls and procedures;

•	training, managing and appropriately sizing our workforce and other components of our business on a timely and cost-effective basis;

•	navigating complex and evolving regulatory and competitive environments;

•	securing funding (including credit facilities and/or equity capital) to maintain our operations and future growth;

•	increasing the number of borrowers in, and the volume of loans facilitated through, the GreenSky program;

•	expanding within existing markets;

•	entering into new markets and introducing new solutions;

•	continuing to revise our proprietary credit decisioning and scoring models;

•	continuing to develop, maintain and scale our platform;

•	effectively using limited personnel and technology resources;

•	maintaining the security of our platform and the confidentiality of the information (including personally identifiable information) provided and utilized across our platform; and

•	attracting, integrating and retaining an appropriate number of qualified employees.

We may not be able to manage our expanding operations effectively, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

If we experience negative publicity, we may lose the confidence of our Bank Partners, merchants and consumers who use the GreenSky program and our business may suffer.

Reputational risk, or the risk to us from negative publicity or public opinion, is inherent to our business. Recently, consumer financial services companies have been experiencing increased reputational harm as consumers and regulators take issue with certain of their practices and judgments, including, for example, fair lending, credit reporting accuracy, lending to members of the military, state licensing (for lenders, servicers and money transmitters) and debt collection. Maintaining a positive reputation is critical to our ability to attract and retain Bank Partners, merchants, consumers, investors and employees. Negative public opinion can arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, Bank Partners, merchants, outsourced service providers or other counterparties;

litigation or regulatory actions; failure by us, our Bank Partners, or merchants to meet minimum standards of service and quality; inadequate protection of consumer information; failure of merchants to adhere to the terms of their GreenSky program agreements or other contractual arrangements or standards; compliance failures; and media coverage, whether accurate or not. Negative public opinion can diminish the value of our brand and adversely affect our ability to attract and retain Bank Partners, merchants and consumers, as a result of which our results of operations may be materially harmed and we could be exposed to litigation and regulatory action.

We may be unable to successfully develop and commercialize new or enhanced products and services.

The consumer financial services industry is subject to rapid and significant changes in technologies, products and services. Our business is dependent upon technological advancement, such as our ability to process applications instantly, accept electronic signatures and provide other conveniences expected by borrowers and counterparties. We must ensure that our technology facilitates a consumer experience that is quick and easy and equals or exceeds the consumer experience provided by our competitors. Therefore, a key part of our financial success depends on our ability to develop and commercialize new products and services and enhancements to existing products and services, including with respect to mobile and point-of-sale technologies.

Realizing the benefit of such products and services is uncertain, and we may not assign the appropriate level of resources, priority or expertise to the development and commercialization of these new products, services or enhancements. Our ability to develop, acquire and commercialize competitive technologies, products and services on acceptable terms, or at all, may be limited by intellectual property rights that third parties, including competitors and potential competitors, may assert. In addition, our success is dependent on factors such as merchant and customer acceptance, adoption and usage, competition, the effectiveness of marketing programs, the availability of appropriate technologies and business processes and regulatory approvals. Success of a new product, service or enhancement also may depend upon our ability to deliver it on a large scale, which may require a significant investment.

We also could utilize and invest in technologies, products and services that ultimately do not achieve widespread adoption and, therefore, are not as attractive or useful to our merchants and their customers as we anticipate. Our merchants also may not recognize the value of new products and services or believe they justify any potential costs or disruptions associated with implementing them. Because our solution is typically marketed through our merchants, if our merchants are unwilling or unable to effectively implement or market new technologies, products, services or enhancements, we may be unable to grow our business. Competitors also may develop or adopt technologies or introduce innovations that change the markets they operate in and make our solution less competitive and attractive to our merchants and their customers. Moreover, we may not realize the benefit of new technologies, products, services or enhancements for many years, and competitors may introduce more compelling products, services or enhancements in the meantime.

Changes in market interest rates could have an adverse effect on our business.

The fixed interest rates charged on the loans that our Bank Partners originate are calculated based upon a margin above a market benchmark at the time of origination. Increases in the market benchmark would result in increases in the interest rates on new loans. Increased interest rates may adversely impact the spending levels of consumers and their ability and willingness to borrow money. Higher interest rates often lead to higher payment obligations, which may reduce the ability of customers to remain current on their obligations to our Bank Partners and, therefore, lead to increased delinquencies, defaults, customer bankruptcies and charge-offs, and decreasing recoveries, all of which could have an adverse effect on our business. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosure about Market Risk.”

Increases in loan delinquencies and default rates in the GreenSky program could cause us to lose amounts we place in escrow and may require us to deploy resources to enhance our collections and default servicing capabilities, which could adversely affect our ability to maintain loan volumes.

Loans funded by our Bank Partners generally are not secured by collateral, are not guaranteed or insured by any third party and are not backed by any governmental authority in any way, which limits the ability of our Bank Partners to collect on loans if a borrower is unwilling or unable to repay. A borrower’s ability to repay can be negatively impacted by increases in the borrower’s payment obligations to other lenders under home, credit card and other loans; loss of employment or other sources of income; adverse health conditions; or for other reasons. Changes in a borrower’s ability to repay loans made by our Bank Partners also could result from increases in base lending rates or structured increases in payment obligations. While consumers using our platform to date have had high average credit scores, we may enter into new industry verticals in which consumers have lower average credit scores, leading to potentially higher rates of defaults.

Should delinquencies and default rates increase, we will need to expand our collections and default servicing capabilities, which will require skills and resources that we currently may not have. This will result in higher costs due to the time and effort required to collect payments from delinquent borrowers.

While we are not generally responsible for defaults by customers, we have agreed with each of our Bank Partners to fund an escrow in order to provide the Bank Partners limited protection against credit losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Components of Results of Operations—Operating Expenses.” If credit losses increase, we could lose a portion, or all, of these escrowed funds, which would have an adverse effect on our business.

Because the agreements we have with our Bank Partners are of short duration and because our Bank Partners generally may terminate their agreements or reduce their commitments to provide loans if credit losses increase, the overall volume of GreenSky program loans may decrease in the event of higher default rates. In addition, in certain limited circumstances, our Bank Partners may terminate the agreements under which we service their loan portfolios, in which case we will suffer a decrease in our revenues from loan servicing.

We own receivables for certain loans, and the non-performance, or even significant underperformance, of those receivables would adversely affect our business.

In connection with our development of new products and entry into new industry verticals, we hold some of the receivables underlying the loans originated by our Bank Partners, which we refer to as “R&D Receivables” and which are designated as loan receivables held for sale on our Consolidated Balance Sheet. As of June 30, 2017, we had $82.3 million in loan receivables held for sale. Generally, we hold R&D Receivables because the underlying loans are associated with industry verticals under development and our Bank Partners have not expanded their agreements to originate loans from those industry verticals. Our objective is to hold these receivables only until we have enough experience with the particular products or industry verticals for our Bank Partners to purchase the receivables. However, there is no assurance that our Bank Partners will expand their underwriting criteria and purchase the receivables underlying these loans and, during the period that we own the receivables, we bear the entire credit risk in the event that the borrowers default. In addition, we are obligated to purchase from our Bank Partners the receivables underlying any loans that were approved in error or otherwise involved customer or merchant fraud. Our ownership of receivables also requires us to commit or obtain corresponding funding, which impacts our overall liquidity position. In addition, non-performance, or even significant underperformance, of the loan receivables held for sale that we own could have a materially adverse effect on our business.

We are subject to certain additional risks in connection with promotional financing offered through the GreenSky program.

Many of the loans originated by our Bank Partners provide promotional financing in the form of low or deferred interest. When a deferred interest loan is paid in full prior to the end of the promotional period (typically six to 24 months), any interest that has been billed on the loan by our Bank Partner to the consumer is reversed, which triggers an obligation on our part to make a payment to the Bank Partner that made the loan in order to fully offset the reversal (each event, a “finance charge reversal” or “FCR”). We record a finance charge reversal liability on our balance sheet for interest billed during the promotional period that is expected to be reversed prior to the end of such period. As of June 30, 2017, this liability totaled $76.3 million, up from $68.1 million as of December 31, 2016. See Notes 1 and 3 to the Consolidated Financial Statements of GSLLC included in this prospectus. If the rate at which deferred interest loans are paid in full prior to the end of the promotional period increases, resulting in increased payments by us to our Bank Partners, it would adversely affect our business.

Further, deferred interest loans are subject to enhanced regulatory scrutiny as a result of abusive marketing practices by some lenders, and the CFPB has initiated enforcement actions against both lenders and servicers alleging that they have engaged in unfair, deceptive or abusive acts or practices because of lack of clarity in disclosures with respect to such loans. Such scrutiny could reduce the attractiveness to consumers of deferred interest loans or result in a general unwillingness on the part of our Bank Partners to make deferred interest loans. A reduction of deferred interest loans would adversely affect our business.

The loss of the services of our senior management could adversely affect our business.

The experience of our senior management, including, in particular, David Zalik, our Chief Executive Officer, is a valuable asset to us. Our management team has significant experience in the consumer loan business and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management team or other key personnel. Failure to retain talented senior leadership could have a material adverse effect on our business. We do not maintain key life insurance policies relating to our senior management.

Our vendor relationships subject us to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to our operations could have an adverse effect on our business.

We have significant vendors that, among other things, provide us with financial, technology and other services to support our loan servicing and other activities, including, for example, credit ratings and reporting, cloud-based data storage and other IT solutions, and payment processing. The CFPB has issued guidance stating that institutions under its supervision may be held responsible for the actions of the companies with which they contract. Accordingly, we could be adversely impacted to the extent our vendors fail to comply with the legal requirements applicable to the particular products or services being offered.

In some cases, third-party vendors are the sole source, or one of a limited number of sources, of the services they provide to us. Most of our vendor agreements are terminable on little or no notice, and if our current vendors were to stop providing services to us on acceptable terms, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms (or at all). For example, we currently utilize a single third-party transaction processor, Comdata Network, Inc. (“Comdata”). If Comdata were to stop providing transaction processing services to us on acceptable terms, we would need to procure alternative transaction processing services from another third-party transaction processor in a timely and efficient manner and on acceptable terms. If any third-party vendor fails to provide the services we require, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy and electronic security systems, or suffers a cyber-attack or other security breach, we could be subject to CFPB, FTC and other regulatory enforcement actions and suffer economic and reputational harm that could have a material adverse effect on our business. Further, we may incur significant costs to resolve any such disruptions in service, which could adversely affect our business.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

Our business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry and the focus of state and federal enforcement agencies on the financial services industry.

In the ordinary course of business, we have been named as a defendant in various legal actions, including arbitrations, class actions and other litigation. Generally, this litigation arises from the dissatisfaction of a consumer with the products or services of a merchant; some of this litigation, however, has arisen from other matters, including claims of discrimination, credit reporting and collection practices. Certain of those actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. From time to time, we also are involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies, including banking regulators and the CFPB, regarding our business activities and our qualifications to conduct our business in certain jurisdictions, which could subject us to significant fines, penalties, obligations to change our business practices and other requirements resulting in increased expenses and diminished earnings. Our involvement in any such matter also could cause significant harm to our reputation and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. We have in the past chosen to settle (and may in the future choose to settle) certain matters in order to avoid the time and expense of contesting them. Although none of the settlements has been material to our business, there is no assurance that, in the future, such settlements will not have a material adverse effect on our business. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the consumer finance industry have been the subject of putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. The current environment of additional regulation, increased regulatory compliance efforts and enhanced regulatory enforcement has resulted in significant operational and compliance costs and may prevent us from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes subject to the jurisdiction of the CFPB may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts we earned from the underlying activities.

We contest our liability and the amount of damages, as appropriate, in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows, and could materially adversely affect our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject us to additional risk.

See “—Risks Related to Our Regulatory Environment.”

Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting “disparate impact” claims.

Antidiscrimination statutes, such as the Equal Credit Opportunity Act (the “ECOA”), prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, religion and national origin. Various federal regulatory agencies and departments, including the U.S. Department of Justice (“DOJ”) and CFPB, take the position that these laws prohibit not only intentional discrimination, but also neutral practices that have a “disparate impact” on a group and that are not justified by a business necessity.

These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, are focusing greater attention on “disparate impact” claims. To the extent that the “disparate impact” theory continues to apply, we may face significant administrative burdens in attempting to identify and eliminate neutral practices that do have “disparate impact.” The ability to identify and eliminate neutral practices that have “disparate impact” is complicated by the fact that often it is our merchants, over which we have limited control, that implement our practices. In addition, we face the risk that one or more of the variables included in the GreenSky program’s loan decisioning model may be invalidated under the disparate impact test, which would require us to revise the loan decisioning model in a manner that might generate lower approval rates or higher credit losses.

In addition to reputational harm, violations of the ECOA can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.

Fraudulent activity associated with our solution could negatively impact our business and could cause our Bank Partners to be less willing to originate loans as part of the GreenSky program.

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. We are subject to the risk of fraudulent activity associated with our merchants, their customers and third parties handling customer information. Our resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The level of our fraud charge-offs could increase and our results of operations could be materially adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity also could negatively impact our brand and reputation, which could negatively impact the use of our services and products. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase our costs and also negatively impact our business.

Cyber-attacks and other security breaches could have an adverse effect on our business.

In the normal course of our business, we collect, process and retain sensitive and confidential information regarding our Bank Partners, our merchants and consumers. We also have arrangements in place with certain of our third-party service providers that require us to share consumer information. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of our Bank Partners, merchants and third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, and other similar events. We, our Bank Partners, our merchants and our third-party service providers have experienced all of these events in the past and expect to continue to experience them in the future. These events could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation and a loss of confidence in the security of our systems, products and services. Although the impact to date from these events has not had a material adverse effect on us, no assurance is given that this will be the case in the future.

Information security risks in the financial services industry have increased recently, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks and other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. We may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents. Nonetheless, early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection.

We also face risks related to cyber-attacks and other security breaches that typically involve the transmission of sensitive information regarding borrowers through various third parties, including our Bank Partners, our merchants and data processors. Some of these parties have in the past been the target of security breaches and cyber-attacks. Because we do not control these third parties or oversee the security of their systems, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. While we regularly conduct security assessments of significant third-party service providers, no assurance is given that our third-party information security protocols are sufficient to withstand a cyber-attack or other security breach.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding GreenSky program customers or our own proprietary information, software, methodologies and business secrets could interrupt our business or operations, result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, all of which could have a material adverse impact on our business. In addition, there recently have been a number of well-publicized attacks or breaches affecting companies in the financial services industry that have heightened concern by consumers, which could also intensify regulatory focus and result in reduced use of our services and increased costs, all of which could also have a material adverse effect on our business.

Disruptions in the operation of our computer systems and third-party data centers could have an adverse effect on our business.

Our ability to deliver products and services to our Bank Partners and merchants, service loans made by our Bank Partners and otherwise operate our business and comply with applicable laws depends on the efficient and uninterrupted operation of our computer systems and third-party data centers, as well as those of our Bank Partners, merchants and third-party service providers.

These computer systems and third-party data centers may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, health pandemics, terrorist attacks or other events. Any of such catastrophes could have a negative effect on our business and technology infrastructure (including our computer network systems), on our Bank Partners and merchants and on consumers. Catastrophic events also could prevent or make it more difficult for customers to travel to our merchants’ locations to shop, thereby negatively impacting consumer spending in the affected regions (or in severe cases, nationally), and could interrupt or disable local or national communications networks, including the payment systems network, which could prevent customers from making purchases or payments (temporarily or over an extended period). These events also could impair the ability of third parties to provide critical services to us. All of these adverse effects of catastrophic events could result in a decrease in the use of our solution and payments to us, which could have a material adverse effect on our business.

In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause us to fail to comply with applicable laws, all of which could have a material adverse effect on our business. We expect that new technologies and business processes applicable to the consumer financial services industry will continue to emerge and that these new technologies and business processes may be better than those we currently use. There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain and/or improve current technology and business processes could cause disruptions in our operations or cause our solution to be less competitive, all of which could have a material adverse effect on our business.

If the credit decisioning and scoring models we use contain errors or are otherwise ineffective, our reputation and relationships with our Bank Partners, our merchants and consumers could be harmed.

Our ability to attract consumers to the GreenSky program, and to build trust in the consumer loan products offered through the GreenSky program, is significantly dependent on our ability to effectively evaluate a consumer’s credit profile and likelihood of default in accordance with our Bank Partners’ underwriting policies. To conduct this evaluation, we use proprietary credit decisioning and scoring models. If any of the credit decisioning and scoring models we use contains programming or other errors, is ineffective or the data provided by consumers or third parties is incorrect or stale, or if we are unable to obtain accurate data from consumers or third parties (such as credit reporting agencies), our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans and possibly our having to repurchase the loan. This could damage our reputation and relationships with consumers, our Bank Partners and our merchants, which could have a material adverse effect on our business.

We depend on the accuracy and completeness of information about customers of our merchants, and any misrepresented information could adversely affect our business.

In evaluating loan applicants, we rely on information furnished to us by or on behalf of customers of our merchants, including credit, identification, employment and other relevant information. Some of the information regarding customers provided to us is used in our proprietary credit decisioning and scoring models, which we use to determine whether an application meets the applicable underwriting criteria. We rely on the accuracy and completeness of that information.

Not all customer information is independently verified. As a result, we rely on the accuracy and completeness of the information we are provided by consumers. If any of the information that is considered in the loan review process is inaccurate, whether intentional or not, and such inaccuracy is not detected prior to loan funding, the loan may have a greater risk of default than expected. Additionally, there is a risk that, following the date of the credit report that we obtain and review, a customer may have defaulted on, or become delinquent in the payment of, a pre-existing debt obligation, taken on additional debt, lost his or her job or other sources of income, or experienced other adverse financial events. Where an inaccuracy constitutes fraud or otherwise causes us to incorrectly conclude that a loan meets the applicable underwriting criteria, we generally bear the risk of loss associated with the inaccuracy. Any significant increase in inaccuracies or resulting increases in losses would adversely affect our business.

We rely extensively on models in managing many aspects of our business. Any inaccuracies or errors in our models could have an adverse effect on our business.

In assisting our Bank Partners and merchants with the design of the products that are offered on our platform, we make assumptions about various matters, including repayment timing and default rates, and then utilize our proprietary modeling to analyze and forecast the performance and profitability of the products. Our assumptions may be inaccurate and our models may not be as predictive as expected for many reasons, including that they often involve matters that are inherently difficult to predict and beyond our control (e.g., macroeconomic conditions) and that they often involve complex interactions between a number of dependent and independent variables and factors. Any significant inaccuracies or errors in our assumptions could impact the profitability of the products to our Bank Partners, as well as the profitability of our business, could result in our underestimating potential FCRs.

If assumptions or estimates we use in preparing our financial statements are incorrect or are required to change, our reported results of operations and financial condition may be adversely affected.

We are required to make various assumptions and estimates in preparing our financial statements under GAAP, including for purposes of determining finance charge reversals, share-based compensation, asset impairment, reserves related to litigation and other legal matters, and other regulatory exposures and the amounts recorded for certain contractual payments to be paid to, or received from, our merchants and others under contractual arrangements. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving fair value measurements. If the assumptions or estimates underlying our financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, which could have a material adverse effect on our business. For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see Notes 1, 3 and 10 to the Consolidated Financial Statements of GSLLC included in this prospectus.

The consumer finance and payments industry is highly competitive and is likely to become more competitive, and our inability to compete successfully or maintain or improve our market share and margins could adversely affect our business.

Our success depends on our ability to generate usage of the GreenSky program. The consumer financial services industry is highly competitive and increasingly dynamic as emerging technologies continue to enter the marketplace. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services, which has intensified the desirability of offering loans to consumers through digital-based solutions. In addition, because many of our competitors are large financial institutions that own the loans that they originate, they have certain revenue opportunities not available to us. We face competition in areas such as compliance capabilities, financing terms, promotional offerings, fees, approval rates, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer service, brand and reputation. Many of our competitors are substantially larger than we are, which may give those competitors advantages we do not have, such as a more diversified product and customer base, the ability to reach more customers and potential customers, operational efficiencies, more versatile technology platforms, broad-based local distribution capabilities, and lower-cost funding. Commercial banks and savings institutions also may have significantly greater access to consumers given their deposit-taking and other services. In addition, because many of our competitors are large financial institutions that own the loans that they originate, they also have certain revenue opportunities not available to us.

Our existing and potential competitors may decide to modify their pricing and business models to compete more directly with our model. Any reduction in usage of the GreenSky program, or a reduction in the lifetime profitability of loans under the GreenSky program in an effort to attract or retain business, could reduce our revenues and earnings. If we are unable to compete effectively for merchants and customer usage, our business could be materially adversely affected.

Our revenue is impacted, to a significant extent, by the general economy and the financial performance of our merchants.

Our business, the consumer financial services industry and our merchants’ businesses are sensitive to macroeconomic conditions. Economic factors such as interest rates, changes in monetary and related policies, market volatility, consumer confidence and unemployment rates are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified borrowers to take out loans. Such conditions are also likely to affect the ability and willingness of borrowers to pay amounts owed to our Bank Partners, each of which would have a material adverse effect on our business.

The generation of new loans through the GreenSky program, and the transaction fees and other fee income to us associated with such loans, is dependent upon sales of products and services by our merchants. Our merchants’ sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular merchant, industry vertical or region. Weak economic conditions also could extend the length of our merchants’ sales cycle and cause customers to delay making (or not make) purchases of our merchants’ products and services. The decline of sales by our merchants for any reason will generally result in lower credit sales and, therefore, lower loan volume and associated fee income for us. This risk is particularly acute with respect to our largest merchants that account for a significant amount of our platform revenue.

In addition, if a merchant closes some or all of its locations or becomes subject to a voluntary or involuntary bankruptcy proceeding (or if there is a perception that it may become subject to a bankruptcy proceeding), GreenSky program borrowers may have less incentive to pay their outstanding balances to our Bank Partners, which could result in higher charge-off rates than anticipated. Moreover, if the financial condition of a merchant deteriorates significantly or a merchant becomes subject to a bankruptcy proceeding, we may not be able to recover amounts due to us from the merchant.

Because our business is heavily concentrated on consumer lending and payments in the U.S. home improvement industry, our results are more susceptible to fluctuations in that market than the results of a more diversified company would be.

Even though we have recently started expanding into the elective medicine industry vertical and may continue expanding our services into other industry verticals, our business currently is heavily concentrated on consumer lending in the home improvement industry. As a result, we are more susceptible to fluctuations and risks particular to U.S. consumer credit, real estate and home improvements than a more diversified company would be as well as to factors that may drive the demand for home improvements, such as sales levels of existing homes and the aging of housing stock. We also are more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit, the specific consumer credit products that our Bank Partners offer (including promotional financing), real estate and home improvements. Our business concentration could have an adverse effect on our business.

We are, and intend in the future to continue, expanding into new industry verticals, including elective medicine, and our failure to comply with applicable regulations, or accurately predict demand or growth, in those new industries could have an adverse effect on our business.

We are expanding into the elective medicine industry vertical, which involves consumer financing for elective medical procedures and products. Elective medicine providers include doctors’ and dentists’ offices, outpatient surgery centers and clinics providing orthodontics, cosmetic and aesthetic dentistry, vision correction, bariatric surgery, cosmetic surgery, hair replacement, reproductive medicine, veterinary medicine and hearing aid devices. We make no assurance that we will achieve similar levels of success, if any, in this industry vertical, or that we will not face unanticipated challenges in our ability to offer our program in this industry vertical. In addition, the elective medicine industry vertical is highly regulated and we, our merchants and our Bank Partners, as applicable, will be subject to significant additional regulatory requirements, including various healthcare and privacy laws. We have limited experience in managing these risks and the compliance requirements attendant to these additional regulatory requirements. See “—Risks

Related to Our Regulatory Environment—The increased scrutiny of third-party medical financing by governmental agencies may lead to increased regulatory burdens and adversely affect our consolidated revenue or results of operations.” The costs of compliance and any failure by us, our merchants or our Bank Partners, as applicable, to comply with such regulatory requirements could have a material adverse effect on our business.

We may in the future further expand into other industry verticals. There is no assurance that we will be able to successfully develop consumer financing products and services for these new industries. Our investment of resources to develop consumer financing products and services for the new industries we enter may either be insufficient or result in expenses that are excessive in light of loans actually originated by our Bank Partners in those industries. Additionally, industry participants, including our merchants, their customers and our Bank Partners, may not be receptive to our solution in these new industries. Industries change rapidly, and we make no assurance that we will be able to accurately forecast demand (or the lack thereof) for our solution or that those industries will grow. Failure to predict demand or growth accurately in new industries could have a materially adverse impact on our business.

Our business would suffer if we fail to attract and retain highly skilled employees.

Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, particularly information technology and sales. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which we compete for experienced employees have greater resources than we do and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors that may seek to recruit them. We may not be able to attract, develop and maintain the skilled workforce necessary to operate our business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel.

The Credit Agreement that governs our term loan and revolving loan facility contains various covenants that could limit our ability to engage in activities that may be in our best long-term interests.

We have a term loan and revolving loan facility that we may draw on to finance our operations and for other corporate purposes. The Credit Agreement contains operating covenants, including customary limitations on the incurrence of certain indebtedness and liens, restrictions on certain intercompany transactions and limitations on dividends and stock repurchases. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under the Credit Agreement and any future financial agreements into which we may enter. If we default on our credit obligations, our lenders may require repayment of any outstanding debt and terminate the Credit Agreement.

If any of these events occurs, our ability to fund our operations could be seriously harmed. If not waived, defaults could cause any outstanding indebtedness under our Credit Agreement and any future financing agreements that we may enter into to become immediately due and payable. For more information on our term loan and revolving loan facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Term loan and revolving loan facility” and Note 15 to the consolidated financial statements of GSLLC included in this prospectus.

We may be unable to sufficiently protect our proprietary rights and may encounter disputes from time to time relating to our use of the intellectual property of third parties.

We rely on a combination of trademarks, service marks, copyrights, trade secrets, domain names and agreements with employees and third parties to protect our proprietary rights. In 2014, we submitted a patent application relating to our mobile application process and credit decisioning model, which application is currently pending. There is no assurance that our patent application will be granted. We have trademark and service mark registrations and pending applications for additional registrations in the United States. We also own the domain name rights for greensky.com, as well as other words and phrases important to our business. Nonetheless, third parties may challenge, invalidate or circumvent our intellectual property, and our intellectual property may not be sufficient to provide us with a competitive advantage.

Despite our efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our technology and processes. Our competitors and other third parties independently may design around or develop similar technology or otherwise duplicate our services or products such that we could not assert our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property and confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. Measures in place may not prevent misappropriation or infringement of our intellectual property or proprietary information and the resulting loss of competitive advantage, and we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive, could cause a diversion of resources and may not be successful.

We also may encounter disputes from time to time concerning intellectual property rights of others, and we may not prevail in these disputes. Third parties may raise claims against us alleging that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid all alleged violations of such intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim, even if we ultimately prevail, pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease offering certain products or services, or incur significant license, royalty or technology development expenses.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, our insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant.

Our risk management processes and procedures may not be effective.

Our risk management processes and procedures seek to appropriately balance risk and return and mitigate our risks. We have established processes and procedures intended to identify, measure, monitor and control the types of risk to which we and our Bank Partners are subject, including credit risk, market risk, liquidity risk, strategic risk and operational risk. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. While our exposure to the direct economic cost of consumer credit risk is limited because, with the exception of R&D Receivables and other loans for which we purchase the receivables, we do not hold the loans or the receivables underlying the loans that our Bank Partners originate, we are exposed to consumer credit risk in the form of both our finance charge reversal liability and our limited escrow requirement, as well as our ability to maintain relationships with our existing Bank Partners and recruit new bank partners. Market risk is the risk of loss due to changes in external market factors such as interest rates. Liquidity risk is the risk that financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations and support business growth. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (e.g., natural disasters), compliance, reputational or legal matters and includes those risks as they relate directly to us as well as to third parties with whom we contract or otherwise do business.

Management of our risks depends, in part, upon the use of analytical and forecasting models. If these models are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected. In addition, the information we use in managing our credit and other risks may be inaccurate or incomplete as a result of error or fraud, both of which may be difficult to detect and avoid. There also may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control our risks, we could suffer unexpected losses or be adversely affected, which could have a material adverse effect on our business.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Aspects of our platform include software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our platform. If portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect our business.

To the extent that we seek to grow through future acquisitions, or other strategic investments or alliances, we may not be able to do so effectively.

We may in the future seek to grow our business by exploring potential acquisitions or other strategic investments or alliances. We may not be successful in identifying businesses or opportunities that meet our acquisition or expansion criteria. In addition, even if a potential acquisition target or other strategic investment is identified, we may not be successful in completing such acquisition or integrating such new business or other investment. We may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies, many of which have greater financial resources and greater access to debt and equity capital to secure and complete acquisitions or other strategic investments, than we do. As a result of such competition, we may be unable to acquire certain assets or businesses, or take advantage of other strategic investment opportunities that we deem attractive; the purchase price for a given strategic opportunity may be significantly elevated; or certain other terms or circumstances may be substantially more onerous. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate any such acquisition, or other strategic investment, opportunity could impede our growth.

There is no assurance that we will be able to manage our expanding operations effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses. Furthermore, we may be responsible for any legacy liabilities of businesses we acquire or be subject to additional liability in connection with other strategic investments. The existence or amount of these liabilities may not be known at the time of acquisition, or other strategic investment, and may have a material adverse effect on our business.

Tax legislation initiatives or challenges to our tax positions could adversely affect our business.

We operate in multiple jurisdictions and are subject to tax laws and regulations of the United States federal, state and local governments. United States federal, state and local tax laws and regulations are complex and subject to varying interpretations. There is no assurance that our tax positions will not be successfully challenged by relevant tax authorities.

In addition, members of Congress and the Trump Administration have put forth, and are expected to continue to introduce, various legislative proposals that, if enacted, would substantially change the United States federal tax system. It is uncertain whether and, if so, when any of these proposals will be enacted. The precise details of these proposals are unclear, but could include a variety of changes to the United States federal tax system, such as changes in the corporate income tax rate, the deductibility of interest, the treatment of capital expenses and the elimination of the corporate alternative minimum tax. Any such changes to the United States federal tax system could have a material impact on our business, both directly and indirectly, through their impact on our Bank Partners, merchants and consumers.

Future changes in financial accounting standards may significantly change our reported results of operations.

GAAP is subject to standard setting or interpretation by the Financial Accounting Standards Board (“FASB”), the PCAOB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including revenue recognition, finance charge reversals, and share-based compensation are highly complex and involve subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us (i) could require us to make changes to our accounting systems that could increase our operating costs and (ii) could significantly change our reported or expected financial performance.

Risks Related to Our Regulatory Environment

We are subject to federal and state consumer protection laws.

In connection with our administration of the GreenSky program, we must comply with various regulatory regimes, including those applicable to consumer credit transactions, various aspects of which are untested as applied to our business model. The laws to which we are or may be subject include:

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state laws and regulations that impose requirements related to loan disclosures and terms, credit discrimination, credit reporting, money transmission, debt servicing and collection and unfair or deceptive business practices;

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the Truth-in-Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;

•	Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits unfair, deceptive or abusive acts or practices (“UDAAP”) in connection with any consumer financial product or service;

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the ECOA and Regulation B promulgated thereunder, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

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the Fair Credit Reporting Act (the “FCRA”), as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies;

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the Fair Debt Collection Practices Act, the Telephone Consumer Protection Act, as well as state debt collection laws, all of which provide guidelines and limitations concerning the conduct of third-party debt collectors in connection with the collection of consumer debts;

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the Gramm-Leach-Bliley Act (the “GLBA”), which includes limitations on disclosure of nonpublic personal information by financial institutions about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

•	the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

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the Servicemembers Civil Relief Act (the “SCRA”), which allows active duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties;

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the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;

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the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; and

•	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures.

While we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance is given that our compliance policies and procedures will be effective. Failure to comply with these laws and with regulatory requirements applicable to our business could subject us to damages, revocation of licenses, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm our business.

Our industry is highly regulated and is undergoing regulatory transformation, which has created inherent uncertainty. Changing federal, state and local laws, as well as changing regulatory enforcement policies and priorities, may negatively impact our business.

In connection with our administration of the GreenSky program, we are subject to extensive regulation, supervision and examination under United States federal and state laws and regulations. We are required to comply with numerous federal, state and local laws and regulations that regulate, among other things, the manner in which we administer the GreenSky program, the terms of the loans that our Bank Partners originate and the fees that we may charge. A material or continued failure to comply with any of these laws or regulations could subject us to lawsuits or governmental actions and/or damage our reputation, which could materially adversely affect our business. Regulators, including the CFPB, have broad discretion with respect to the interpretation, implementation and enforcement of these laws and regulations, including through enforcement actions that could subject us to civil money penalties, customer remediations, increased compliance costs, and limits or prohibitions on our ability to offer certain products and services or to engage in certain activities. In addition, to the extent that we undertake actions requiring regulatory approval or non-objection, regulators may make their approval or non-objection subject to conditions or restrictions that could have a material adverse effect on our business. Moreover, some of our competitors are subject to different, and in some cases less restrictive, legislative and regulatory regimes, which may have the effect of providing them with a competitive advantage over us.

Additionally, federal, state and local governments and regulatory agencies have proposed or enacted numerous new laws, regulations and rules related to personal loans. Federal and state regulators also are enforcing existing laws, regulations and rules more aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. Consumer finance regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on our ability to operate as we currently intend.

These regulatory changes and uncertainties make our business planning more difficult and could result in changes to our business model and potentially adversely impact our results of operations. New laws or regulations also require us to incur significant expenses to ensure compliance. As compared to our competitors, we could be subject to more stringent state or local regulations or could incur marginally greater compliance costs as a result of regulatory changes. In addition, our failure to comply (or to ensure that our agents and third-party service providers comply) with these laws or regulations may result in costly litigation or enforcement actions, the penalties for which could include: revocation of licenses; fines and other monetary penalties; civil and criminal liability; substantially reduced payments by borrowers; modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly, collect all or a part of the principal of or interest on loans; and increased purchases of receivables underlying loans originated by our Bank Partners and indemnification claims.

Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect our operating environment in substantial and unpredictable ways. In addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on our operating environment. We cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon our business.

With respect to state regulation, although we seek to comply with applicable state loan, loan broker, loan originator, servicing, debt collection, money transmitter and similar statutes in all U.S. jurisdictions, and with licensing and other requirements that we believe may be applicable to us, if we are found to not have complied with applicable laws, we could lose one or more of our licenses or authorizations or face other sanctions or penalties or be required to obtain a license in one or more such jurisdictions, which may have an adverse effect on our ability to make the GreenSky program available to borrowers in particular states and, thus, adversely impact our business.

We also are subject to potential enforcement and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Any such actions could subject us to civil money penalties and fines, customer remediations and increased compliance costs, as well as damage our reputation and brand and limit or prohibit our ability to offer certain products and services or engage in certain business practices.

New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to our business, or our reexamination of our current practices, could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or alter our relationships with GreenSky program customers, affect retention of our key personnel, or expose us to additional costs (including increased compliance costs and/or customer remediation). These changes also may require us to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect our business.

The highly regulated environment in which our Bank Partners operate could have an adverse effect on our business.

Our Bank Partners are subject to federal and state supervision and regulation. Federal regulation of the banking industry, along with tax and accounting laws, regulations, rules and standards, may limit their operations significantly and control the methods by which they conduct business. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. For example, the Dodd-Frank Act imposes significant regulatory and compliance changes on financial institutions. Regulatory requirements affect our Bank Partners’ lending practices and investment practices, among other aspects of their businesses, and restrict transactions between us and our Bank Partners. These requirements may constrain the operations of our Bank Partners, and the adoption of new laws and changes to, or repeal of, existing laws may have a further impact on our business.

In choosing whether and how to conduct business with us, current and prospective Bank Partners can be expected to take into account the legal, regulatory and supervisory regime that applies to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements or supervisory expectations. Regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts our Bank Partners. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of our Bank Partners’ loan portfolios and other assets. If any regulatory agency’s assessment of the quality of our Bank Partners’ assets, operations, lending practices, investment practices or other aspects of their business changes, it may materially reduce our Bank Partners’ earnings, capital ratios and share price in such a way that affects our business.

Bank holding companies and financial institutions are extensively regulated and currently face an uncertain regulatory environment. Applicable state and federal laws, regulations, interpretations, including licensing laws and regulations, enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. We cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to our Bank Partners. Future changes may have a material adverse effect on our Bank Partners and, therefore, on us.

We are subject to regulatory examinations and investigations and may incur fines, penalties and increased costs that could negatively impact our business.

Federal and state agencies have broad enforcement powers over us, including powers to investigate our business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law. The continued focus of regulators on the consumer financial services industry has resulted, and could continue to result, in new enforcement actions that could, directly or indirectly, affect the manner in which we conduct our business and increase the costs of defending and settling any such matters, which could negatively impact our business. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require us to implement certain changes to our business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. We have in the past chosen to settle certain matters in order to avoid the time and expense of contesting them. There is no assurance that any future settlements will not have a material adverse effect on our business.

In addition, the laws and regulations applicable to us are subject to administrative or judicial interpretation. Some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to what type of conduct is permitted or restricted under such laws and regulations. Any ambiguity under a law or regulation to which we are subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with such laws or regulations.

The CFPB is a relatively new agency, and there continues to be uncertainty as to how its actions will impact our business; the agency’s actions have had, and may continue to have, an adverse impact on our business.

The CFPB has broad authority over the businesses in which we engage. The CFPB is authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority and to remediate violations of numerous consumer protection laws in a variety of ways, including collecting civil money penalties and fines and providing for customer restitution. The CFPB is charged, in part, with enforcing certain federal laws involving consumer financial products and services and is empowered with examination, enforcement and rulemaking authority. The CFPB has taken an active role in regulating lending markets. For example, the CFPB sends examiners to banks and other financial institutions that service and/or originate consumer loans to determine compliance with applicable federal consumer financial laws and to assess whether consumers’ interests are protected. In addition, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including those included in the GreenSky program.

There continues to be uncertainty as to how the CFPB’s strategies and priorities will impact our business and our results of operations going forward. Actions by the CFPB could result in requirements to alter or cease offering affected products and services, making them less attractive or restricting our ability to offer them. Although we have committed significant resources to enhancing our compliance programs, changes by the CFPB in regulatory expectations, interpretations or practices could increase the risk of additional enforcement actions, fines and penalties.

In March 2015, the CFPB issued a report scrutinizing pre-dispute arbitration clauses and, in May 2016, it published a proposed rule that would substantially curtail our ability to enter into voluntary pre-dispute arbitration clauses with consumers. In July 2017, the CFPB issued a final rule banning bars on class action arbitration (but not arbitration generally). Pre-dispute arbitration clauses currently are contained in all of the loan agreements processed through the GreenSky program. The new rule is being challenged in Congress and we expect it to be challenged in court. If the rule were to become effective, we expect that our exposure to class action arbitration will increase significantly, which could have a material adverse effect on our business.

Future actions by the CFPB (or other regulators) against us or our competitors that discourage the use of our or their services could result in reputational harm and adversely affect our business. If the CFPB changes regulations that were adopted in the past by other regulators and transferred to the CFPB by the Dodd-Frank Act, or modifies through supervision or enforcement past regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs and litigation exposure could increase materially. If future regulatory or legislative restrictions or prohibitions are imposed that affect our ability to offer promotional financing for certain of our products or that require us to make significant changes to our business practices, and if we are unable to develop compliant alternatives with acceptable returns, these restrictions or prohibitions could have a material adverse effect on our business.

The Dodd-Frank Act generally permits state officials to enforce regulations issued by the CFPB and to enforce its general prohibition against unfair, deceptive or abusive practices. This could make it more difficult than in the past for federal financial regulators to declare state laws that differ from federal standards to be preempted. To the extent that states enact requirements that differ from federal standards or state officials and courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB, we may be required to alter or cease offering products or services in some jurisdictions, which would increase compliance costs and reduce our ability to offer the same products and services to consumers nationwide, and we may be subject to a higher risk of state enforcement actions.

The contours of the Dodd-Frank UDAAP standard are still uncertain and there is a risk that certain features of the GreenSky program loans could be deemed to violate the UDAAP standard.

The Dodd-Frank Act prohibits “Unfair, Deceptive, or Abusive Acts or Practices” (“UDAAP”) and authorizes the CFPB to enforce that prohibition. The CFPB has filed a large number of UDAAP enforcement actions against consumer lenders for practices that do not appear to violate other consumer finance statutes. There is a risk that the CFPB could determine that certain features of the GreenSky program loans are unfair, deceptive or abusive. The CFPB has filed actions alleging that deferred interest programs can be unfair, deceptive or abusive if lenders do not adequately disclose the terms of the deferred interest loans.

On June 2, 2016, the CFPB issued proposed rules that would impose numerous restrictions on certain “high-cost installment loans.” It is not clear if or when the CFPB will publish the final version of these rules, or what their content will be. Among other things, the proposed rules would impose various obligations to determine a consumer’s ability to repay a consumer loan. It is possible that the final rules, if enacted, could impact the GreenSky program. It is also possible that, depending on the form of the final rules, changes would be necessary to the GreenSky program, which changes could have a material adverse effect on the revenue that we derive from certain loans made by our Bank Partners, including transaction fee revenue, in particular.

Our use of third-party vendors and our other ongoing third-party business relationships is subject to increasing regulatory requirements and attention.

We regularly use third-party vendors and subcontractors as part of our business. We also depend on our substantial ongoing business relationships with our Bank Partners, merchants and other third parties. These types of third-party relationships, particularly with our Bank Partners, are subject to increasingly demanding regulatory requirements and oversight by federal bank regulators (such as the Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation) and the CFPB. The CFPB has enforcement authority with respect to the conduct of third parties that provide services to financial institutions. The CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with third-party vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review their policies and procedures and internal training materials to confirm compliance-related focus, include enforceable consequences in contracts with vendors regarding failure to comply with consumer protection requirements, and take prompt action, including terminating the relationship, in the event that vendors fail to meet our expectations.

In certain cases, we may be required to renegotiate our agreements with our vendors and/or our subcontractors to meet these enhanced requirements, which could increase the costs of operating our business. It is expected that regulators will hold us responsible for deficiencies in our oversight and control of third-party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over third-party vendors and subcontractors or other ongoing third-party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines, as well as requirements for customer remediation.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by them. For example, in connection with our administration of the GreenSky program, we are subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and (ii) requires certain disclosures to consumers about their information collection, sharing and security practices and their right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions).

Furthermore, legislators and/or regulators are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices; our collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of our current or planned business activities. This also could increase our costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve us sharing information with third parties or storing sensitive credit card information), which could materially and adversely affect our profitability. Privacy requirements, including notice and opt out requirements, under the GLBA and FCRA are enforced by the FTC and by the CFPB through UDAAP and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions, consumer, Bank Partner or merchant actions and damage to our reputation and brand, all of which could have a material adverse effect on our business.

The increased scrutiny of third-party medical financing by governmental agencies may lead to increased regulatory burdens and may adversely affect our business.

We have recently begun to expand the GreenSky program into the elective medicine industry vertical, which includes consumer financing for elective medical procedures. Recently, regulators have increased scrutiny of third-party providers of financing for medical procedures that are generally not covered by health insurance. In addition, the CFPB and attorneys general in New York and Minnesota have conducted investigations of alleged abusive lending practices or exploitation regarding third-party medical financing services.

If, in the future, any of our practices in this space were found to be deficient, it could result in fines, penalties or increased regulatory burdens. Additionally, any regulatory inquiry could damage our reputation and limit our ability to conduct operations, which could adversely affect our business. Moreover, the adoption of any law, rule or regulation affecting the industry may also increase our administrative costs, require us to modify our practices to comply with applicable regulations or reduce our ability to participate competitively, which could have a material adverse effect on our business.

In recent years, federal regulators and the United States DOJ have increased their focus on enforcing the SCRA against servicers. Similarly, state legislatures have taken steps to strengthen their own state-specific versions of the SCRA.

The DOJ and federal regulators have entered into significant settlements with a number of loan servicers alleging violations of the SCRA. Some of the settlements have alleged that the servicers did not correctly apply the SCRA’s 6% interest rate cap, while other settlements have alleged, without limitation, that servicers did not comply with the SCRA’s default judgment protections when seeking to collect payment of a debt. Recent settlements indicate that the DOJ and federal regulators broadly interpret the scope of the substantive protections under the SCRA and are moving aggressively to identify instances in which loan servicers have not complied with the SCRA. Recent SCRA-related settlements continue to make this a significant area of scrutiny for both regulatory examinations and public enforcement actions.

In addition, most state legislatures have their own versions of the SCRA. In most instances, these laws extend some or all of the substantive benefits of the federal SCRA to members of the state National Guard who are in state service, but certain states also provide greater substantive protections to National Guard members or individuals who are in federal military service. In recent years, certain states have revised their laws to increase the potential benefits to individuals, and these changes pose additional compliance burdens on our Bank Partners and us as we seek to comply with both the federal and relevant state versions of the SCRA.

No assurance is given that our efforts and those of our Bank Partners to comply with the SCRA will be effective, and our failure to comply could subject us to liability, damages and reputational harm, all of which could have an adverse effect on our business.

Anti-money laundering and anti-terrorism financing laws could have significant adverse consequences for us.

We maintain an enterprise-wide program designed to enable us to comply with all applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Bank Secrecy Act and the Patriot Act. This program includes policies, procedures, processes and other internal controls designed to identify, monitor, manage and mitigate the risk of money laundering and terrorist financing. These controls include procedures and processes to detect and report suspicious transactions, perform customer due diligence, respond to requests from law enforcement, and meet all recordkeeping and reporting requirements related to particular transactions involving currency or monetary instruments. No assurance is given that our programs and controls will be effective to ensure compliance with all applicable anti-money laundering and anti-terrorism financing laws and regulations, and our failure to comply with these laws and regulations could subject us to significant sanctions, fines, penalties and reputational harm, all of which could have a material adverse effect on our business.

If we were found to be operating without having obtained necessary state or local licenses, it could adversely affect our business.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activity regarding consumer finance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or servicing. While we believe we have obtained all necessary licenses, the application of some consumer finance licensing laws to the GreenSky program is unclear. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences, and the loans originated through the GreenSky program could be rendered void or unenforceable in whole or in part, any of which could have a material adverse effect on our business.

If loans originated through the GreenSky program are found to violate applicable state usury laws or other lending laws, it could adversely affect our business.

Because the loans originated through the GreenSky program are originated by and held by our Bank Partners, under principles of federal preemption the terms and conditions of the loans are not subject to most state consumer finance laws, including state licensing and usury restrictions. If a court, or a state or federal enforcement agency, were to deem GreenSky—rather than our Bank Partners—the “true lender” for loans originated through the GreenSky program, and if for this reason (or any other reason) the loans were deemed subject to and in violation of certain state consumer finance laws, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), and other penalties or consequences, and the loans could be rendered void or enforceable in whole or in part, any of which could have a material adverse effect on our business.

Risks Related to Our Organizational Structure

We will be a holding company with no operations of our own and, as such, will depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

Upon consummation of this offering, we will be a holding company and will have no material assets other than our equity interest in GS Holdings, which will also be a holding company and will have no material assets other than its equity interest in GSLLC. We have no independent means of generating revenue. GS Holdings is treated as a partnership for United States federal income tax purposes, and GSLLC is treated as an entity disregarded as separate from GS Holdings for United States federal income tax purposes. As a result, neither GS Holdings nor GSLLC is subject to United States federal income tax. Instead, taxable income is allocated to the members of GS Holdings, including us. Accordingly, we incur income taxes on our proportionate share of any net taxable income of GSLLC. We intend to cause GSLLC to make distributions to GS Holdings and to cause GS Holdings to make distributions to its unitholders in an amount sufficient to cover all applicable taxes payable by such unitholders determined according to assumed rates, payments owing under the Tax Receivable Agreement and dividends, if any, declared by us. The ability of GSLLC to make distributions to GS Holdings, and of GS Holdings to make distributions to us, is limited by their obligations to satisfy their own obligations to their creditors. Further, future and current financing arrangements of GSLLC and GS Holdings contain, and future obligations could contain, negative covenants limiting such distributions. Additionally, our right to receive assets upon the liquidation or reorganization of GS Holdings, or indirectly from GSLLC, will be effectively subordinated to the claims of each entity’s creditors. To the extent that we are recognized as a creditor of GS Holdings or GSLLC, our claims may still be subordinate to any security interest in, or other lien on, its assets and to any of its debt or other obligations that are senior to our claims.

To the extent that we need funds and GSLLC or GS Holdings are restricted from making such distributions under applicable law or regulation, or are otherwise unable to provide such funds, it could materially and adversely affect our liquidity and financial condition. In addition, because tax distributions will be determined based on the tax liability of the holder of Holdco Units who is allocated the greatest amount of taxable income on a per unit basis, GS Holdings may be required to make tax distributions that, in the aggregate, may exceed the amount of taxes that GS Holdings would have paid if it were itself taxed on its net income at the assumed rate.

Funds used by GS Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that GS Holdings will be required to make may be substantial and may exceed (as a percentage of GS Holdings’ income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.

We may be required to pay additional taxes as a result of the new partnership audit rules.

The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as GS Holdings and GSLLC that are taxed as partnerships. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any member’s share thereof) is determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the entity level. Although it is uncertain how these rules will be implemented, it is possible that they could result in GS

Holdings being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a member of GS Holdings, could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.

Under certain circumstances, GS Holdings may be eligible to make an election to cause members (including us) to take into account the amount of any understatement, including any interest and penalties, in accordance with their interests in GS Holdings in the year under audit. We cannot provide any assurance that GS Holdings will be able to make this election, in which case current members (including us) would economically bear the burden of the understatement even if they had a different percentage interest in GS Holdings during the year under audit, unless, and only to the extent, GS Holdings is able to recover such amounts from future distributions to the impacted members. If the election is made, members would be required to take the adjustment into account in the taxable year in which the adjusted K-1s are issued.

The changes created by these new rules are sweeping and in many respects dependent on the promulgation of future regulations or other guidance by the U.S. Department of the Treasury.

The owners of the Class B common stock, who also are the Continuing LLC Members, control us and their interests may conflict with yours in the future.

Immediately following this offering and the application of net proceeds, the owners of the Class B common stock, who also are the Continuing LLC Members, will control us. Each share of our Class B common stock will initially entitle its holders to ten votes on all matters presented to our stockholders generally. Once the collective holdings of those owners in the aggregate are less than 10% of the combined economic interest in us, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by our stockholders. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Immediately following this offering and the application of net proceeds, the owners of the Class B common stock will own approximately  % of the combined voting power of our Class A and Class B common stock (or  % if the underwriters’ option is exercised in full). Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our certificate of incorporation and bylaws and other significant corporate transactions for so long as they retain significant ownership of us. This concentration of ownership may delay or deter possible changes in control of our Company, which may reduce the value of an investment in our common stock. So long as they continue to own a significant amount of our combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

In addition, immediately following this offering and the application of net proceeds to us therefrom, the owners of the Class B common stock, as Continuing LLC Members, will own  % of the Holdco Units (or  % if the underwriters’ option is exercised in full). Because they hold their economic ownership interest in our business through GS Holdings, rather than GreenSky, Inc., these existing unitholders may have conflicting interests with holders of our Class A common stock. For example, the Continuing LLC Members may have different tax positions from us, which could influence their decisions regarding whether and when to dispose of assets and whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the Tax Receivable Agreement. In addition, the structuring of future transactions may take into account the tax considerations of the Continuing LLC Members even where no similar benefit would accrue to us. It is through their ownership of Class B common stock that they may be able to influence, if not control, decisions such as these. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We will be required to pay for certain tax benefits we may claim arising in connection with our purchase of Holdco Units and future exchanges of Holdco Units under the Exchange Agreement, which payments could be substantial.

On the date of this offering, we will be treated for United States federal income tax purposes as having directly purchased Holdco Units from the Exchanging Members. In the future, the Continuing LLC Members will be able to exchange their Holdco Units (together with an equal number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends, reclassifications, and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), at our option (as described in more detail in “Certain Relationships and Related Party Transactions—Exchange Agreement”). As a result of these transactions, and our acquisition of the equity of the Former Corporate Investors, we are and will become entitled to certain tax basis adjustments with respect to GS Holdings’ tax basis in its assets. As a result, the amount of income tax that we would otherwise be required to pay in the future may be reduced by the increase (for income tax purposes) in depreciation and amortization deductions attributable to our interests in GS Holdings. An increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. The United States Internal Revenue Service (the “IRS”), however, may challenge all or part of that tax basis adjustment, and a court could sustain such a challenge.

We will enter into the Tax Receivable Agreement with the TRA Parties that will provide for the payment by us of 85% of the amount of cash savings, if any, in United States federal, state and local income tax that we realize or are deemed to realize as a result of (i) the tax basis adjustments referred to above, (ii) any incremental tax basis adjustments attributable to payments made pursuant to the Tax Receivable Agreement and (iii) any deemed interest deductions arising from payments made by us pursuant to the Tax Receivable Agreement. While the actual amount of the adjusted tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the basis of our proportionate share of GS Holdings’ assets on the dates of exchanges, the timing of exchanges, the price of shares of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the deductions and other adjustments to taxable income to which GS Holdings is entitled, and the amount and timing of our income, we expect that during the anticipated term of the Tax Receivable Agreement, the payments that we may make could be substantial. Payments under the Tax Receivable Agreement may give rise to additional tax benefits and, therefore, to additional potential payments under the Tax Receivable Agreement. In addition, the Tax Receivable Agreement will provide for interest accrued from the due date (without extensions) of the corresponding tax return for the taxable year with respect to which the payment obligation arises to the date of payment under the Tax Receivable Agreement. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Holdco Units from the Exchanging Members in connection with this offering and future exchanges of Holdco Units and Class B common stock as described above (assuming such exchanges would occur one year after this offering) would aggregate to approximately $  over 15 years from the date of this offering based on an offering price of $  per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. Under such scenario, we would be required to pay approximately 85% of such amount, or $  , over the 15-year period from the date of this offering.

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by GS Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreement after paying our other obligations. For example, were the IRS to challenge a tax basis adjustment or other deductions or adjustments to taxable income of GS Holdings, we will not be reimbursed for any payments that may previously have been made under the Tax Receivable Agreement, except that excess payments will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in certain circumstances we could make payments under the Tax Receivable Agreement in excess of our ultimate cash tax savings. In addition, the payments under the Tax Receivable Agreement are not conditioned upon any recipient’s continued ownership of interests in us or GS Holdings, and the right to receive payments can be assigned.

In certain circumstances, including certain changes of control of our Company, payments by us under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement will provide that (i) in the event that we materially breach any of our material obligations under the Tax Receivable Agreement, whether as a result of failure to make any payment, failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the Tax Receivable Agreement in a bankruptcy or otherwise, (ii) if, at any time, we elect an early termination of the Tax Receivable Agreement, or (iii) upon certain changes of control of our Company, our (or our successor’s) obligations under the Tax Receivable Agreement (with respect to all Holdco Units, whether or not such units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions. These assumptions include that (i) we (or our successor) will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits subject to the Tax Receivable Agreement, (ii) we (or our successor) will utilize any loss carryovers generated by the increased tax deductions and tax basis and other benefits in the earliest possible tax year, and (iii) GS Holdings and its subsidiaries will sell certain nonamortizable assets (and realize certain related tax benefits) no later than a specified date. As a result of the foregoing, if we breach a material obligation under the Tax Receivable Agreement, if we elect to terminate the Tax Receivable Agreement early or if we undergo a change of control, we would be required to make an immediate lump-sum payment equal to the present value of the anticipated future tax savings, which payment may be required to be made significantly in advance of the actual realization of such future tax savings, and the actual cash tax savings ultimately realized may be significantly less than the corresponding Tax Receivable Agreement payments. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. There is no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. Additionally, the obligation to make a lump sum payment on a change of control may deter potential acquirors, which could negatively affect our stockholders’ potential returns. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering and the use of proceeds to us therefrom, based on the offering price of $   per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and a discount rate equal to   percent per annum, compounded annually, we estimate that we would be required to pay $   in the aggregate under the Tax Receivable Agreement.

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of GS Holdings and GSLLC, applicable restrictions could make it impractical for us to continue our business as currently contemplated and could have an adverse effect on our business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.

Because GreenSky, Inc. will be the managing member of GS Holdings, and GS Holdings will be the managing member of GSLLC, we will indirectly operate and control all of the business and affairs of GS Holdings and its subsidiaries, including GSLLC. On that basis, we believe that our interest in GS Holdings and GSLLC is not an “investment security,” as that term is used in the 1940 Act. However, if we were to cease participation in the management of GS Holdings and GSLLC, our interest in such entities could be deemed an “investment security” for purposes of the 1940 Act.

We, GS Holdings and GSLLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Our certificate of incorporation will provide, subject to certain exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or our directors, officers, employees or stockholders.

Pursuant to our certificate of incorporation, as will be in effect upon the completion of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine. The forum selection clause in our certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or any of our directors, officers, other employees or stockholders.

By purchasing shares of our Class A common stock, you will have agreed and consented to the provisions set forth in our certificate of incorporation related to choice of forum. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Our certificate of incorporation will provide that a derivative action may be brought only by holders of not less than 3% of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.

Our certificate of incorporation will provide that, except where a private right of action at a lower threshold is expressly authorized by applicable statute, a current or prior stockholder or group of stockholders (collectively, a “Claiming Stockholder”) may not initiate a claim for arbitration or in a court of law on behalf of (1) our Company or (2) any class of current or prior stockholders against our Company, or against any directors or officers in his or her official capacity, unless the Claiming Stockholder, no later than the date the claim is asserted, delivers to the Secretary written consents by stockholders holding at least 3% of the total voting power of the outstanding shares of capital stock of GreenSky, Inc. entitled to vote generally in the election of directors, as of (i) the date the claim was discovered (or should have been discovered) by the Claiming Stockholder or (ii) if on behalf of a class consisting only of prior stockholders, the last date on which a stockholder must have held shares to be included in the class. The validity of this or similar limitations on claims is uncertain, and it is possible that a court could determine, depending on the facts and circumstances, that the limitation contained in our certificate of incorporation is unenforceable.

By purchasing shares of our Class A common stock, you will have agreed and consented to those provisions of our certificate of incorporation limiting derivative actions. Such provisions may limit your ability to initiate derivative claims on behalf of our Company and stockholders.

Risks Related to this Offering and our Class A Common Stock

An active trading market for our Class A common stock may never develop or be sustained, which may cause shares of our Class A common stock to trade at a discount from the initial public offering price and make it difficult to sell the shares of Class A common stock you purchase.

Prior to this offering, there has not been a public trading market for shares of our Class A common stock. It is possible that an active trading market for our Class A common stock will not develop or continue or, if developed, that it will not be sustained, which would make it difficult for you to sell your shares of Class A common stock at an attractive price (or at all). The initial public offering price per share of our Class A common stock will be determined by agreement between us and the underwriters and may not be indicative of the price at which shares of our Class A common stock will trade in the public market after this offering. The market price of our Class A common stock may decline below the initial public offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering (or at all).

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market and political conditions, could reduce the market price of shares of our Class A common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly or annual results of operations, additions or departures of key management personnel, the loss of key Bank Partners, merchants or Sponsors, changes in our earnings estimates (if provided) or failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional stockholders, and increases in market interest rates that may lead investors in our shares to demand a higher yield, and in response the market price of shares of our Class A common stock could decrease significantly. You may be unable to resell your shares of Class A common stock at or above the initial public offering price (or at all).

These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower profits and make it more difficult to run our business.

As a public company, we expect to incur significant legal, accounting, reporting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred, and will continue to incur, costs associated with compliance with the rules and regulations of the SEC and various other costs of a public company. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements. These laws and regulations also could make it more difficult and costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult to attract and retain qualified persons to serve on our board of directors and board committees and serve as executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to comply with the requirements to design, implement and maintain effective internal controls could have an adverse effect on our business and stock price.

As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environment and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company.

If we are unable to establish and maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our operating results. In addition, beginning with our second annual report following this offering, we will be required pursuant to SEC rules to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in internal control over financial reporting. In addition, our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to the SEC rules commencing the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” (as defined in the JOBS Act). See “—We are an ‘emerging growth company,’ as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.” Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with the SEC rules or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could cause the price of our common stock to decline and could subject us to investigation or sanctions by the SEC.

We are an “emerging growth company,” as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Securities Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among other things, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a non-binding stockholder advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information that they may deem important.

An emerging growth company can utilize the extended transition period provided in the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period and, thus, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could be an emerging growth company for up to five years following the date of this prospectus, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt during any three-year period or if the market value of our Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock, our stock price may be more volatile and the price of our Class A common stock may decline.

Investors in this offering will experience immediate and substantial dilution.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering. As a result, you will pay a price per share of Class A common stock that substantially exceeds the per share book value of our tangible assets after subtracting our liabilities. In addition, you will pay more for your shares of Class A common stock than the amounts paid by our existing owners. Assuming an offering price of $   per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in an amount of $  per share of Class A common stock. See “Dilution.”

You may be diluted by the future issuance of additional Class A common stock in connection with our incentive plans, acquisitions or otherwise.

After this offering and the use of proceeds to us therefrom, we will have an aggregate of  shares of Class A common stock authorized but unissued, including  shares of Class A common stock issuable upon exchange of Holdco Units and Class B common stock that will be held by the Continuing LLC Members. Our certificate of incorporation authorizes us to issue these shares of Class A common stock and rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved  shares for issuance under our 2017 Omnibus Incentive Plan (including any LTIP Units (as defined below), which may be granted thereunder), which amount is subject to adjustment in certain events. See “Executive Compensation—Employee Benefit Plans—2017 Omnibus Incentive Plan.” Any Class A common stock that we issue, including under our 2017 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.

Because we have no current plans to pay cash dividends on our Class A common stock, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our Class A common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as our board of directors may deem relevant. In addition, the terms of our existing financing arrangements restrict or limit our ability to pay cash dividends. Accordingly, we may not pay any dividends on our Class A common stock in the foreseeable future. See “Dividend Policy.”

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our Class A common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Class A common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future offerings.

Future sales, or the expectation of future sales, of shares of our Class A common stock by Continuing LLC Members could cause the market price of our Class A common stock to decline.

The sale of a substantial number of shares of our Class A common stock in the public market, or the perception that such sales could occur, including sales by the Continuing LLC Members, could adversely affect the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price we deem appropriate. Upon consummation of this offering, after giving effect to the use of proceeds to us therefrom, we will have outstanding a total of  shares of Class A common stock. Of the outstanding shares, the  shares of Class A common stock sold in this offering by us, or  shares if the underwriters exercise their option to purchase additional shares in full, will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act (“Rule 144”), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.” In addition, subject to certain limitations and exceptions, pursuant to certain provisions of the Exchange Agreement, the Continuing LLC Members may exchange Holdco Units and an equal number of shares of Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option. Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, the Continuing LLC Members will beneficially own  Holdco Units and shares of Class B common stock, or   Holdco Units and shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full, all of which will be exchangeable for shares of our Class A common stock or cash, at our option, subject to the terms of the Exchange Agreement.

Our certificate of incorporation authorizes us to issue additional shares of Class A common stock and rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we also may issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. Similarly, the Holdings LLC Agreement permits GS Holdings to issue an unlimited number of additional limited liability company interests of GS Holdings with designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to the Holdco Units, and which may be exchangeable for shares of our Class A common stock.

Each of our directors and officers, and substantially all of our equity holders, have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares of Class A common stock. The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, however, may, in their sole discretion, permit our officers, directors and other current equity holders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

After the lock-up agreements expire, up to an additional  shares of Class A common stock will be eligible for sale in the public market, approximately  of which are held by our executive officers, directors and their affiliated entities, and will be subject to volume limitations under Rule 144 and various vesting agreements. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into, or exchangeable for, shares of our Class A common stock issued pursuant to our 2017 Omnibus Incentive Plan. See “Executive Compensation—Employee Benefit Plans—2017 Omnibus Incentive Plan—General.” Any such Form S-8 registration statement automatically will become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our Class A common stock.

As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors also could make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.

Certain provisions of our certificate of incorporation and bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our Class A common stock.

Certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•

establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our board of directors. Stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to them. These anti-takeover provisions could substantially impede your ability to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our Class A common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws.”

We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.

We intend to use most of the proceeds of this offering to purchase newly-issued Holdco Units as described in “Use of Proceeds.” Although GS Holdings intends to use a portion of the net proceeds it receives from us to pay the expenses of this offering as described under “Use of Proceeds,” we cannot specify with certainty the particular other uses of the net proceeds that GS Holdings will receive from such purchase. Our management will have broad discretion in the application of such proceeds by GS Holdings and GSLLC, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds and will have only limited information concerning management’s specific intentions. Our management may cause GS Holdings and GSLLC to spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to cause GS Holdings and GSLLC to apply these funds effectively could harm our business. Pending their use, GS Holdings and/or GSLLC may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend, in part, on the research and reports that securities and industry analysts publish about us and our business. Securities and industry analysts do not currently, and may never, cover our Company. If securities and industry analysts do not commence coverage of our Company, the trading price of our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You generally can identify these statements by the use of words such as “outlook,” “potential,” “continue,” “may,” “seek,” “approximately,” “predict,” “believe,” “expect,” “plan,” “intend,” “estimate” or “anticipate” and similar expressions or the negative versions of these words or comparable words, as well as future or conditional verbs such as “will,” “should,” “would,” “likely” and “could.” These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as in this prospectus generally, and are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. These risks and uncertainties include, but are not limited to, those risks described under the section entitled “Risk Factors” set forth herein. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we disclaim any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In light of these risks and uncertainties, there is no assurance that the events or results suggested by the forward-looking statements will in fact occur, and you should not place undue reliance on these forward-looking statements.

ORGANIZATIONAL STRUCTURE

Following the Reorganization Transactions and the closing of this offering, we will be a holding company, and our sole material asset will be an equity interest in GS Holdings. GS Holdings also will be a holding company, and its sole material asset will be its equity interest in GSLLC. GreenSky, Inc. has not engaged in any business or other activities except in connection with the Reorganization Transactions and this offering. Following this offering, because GreenSky, Inc. will be the managing member of GS Holdings (with 100% of the management and voting power in GS Holdings), which will be the managing member of GSLLC, our operating subsidiary that directly or indirectly conducts all of our operations, we will indirectly operate and control all of the business and affairs (and will consolidate the financial results) of GS Holdings and its subsidiaries, including GSLLC. The ownership interest of the members of GS Holdings (other than GreenSky, Inc.) will be reflected as noncontrolling interests in our consolidated financial statements.

The diagram below depicts our simplified organizational structure immediately following the Reorganization Transactions and this offering after giving effect to the use of proceeds and assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(1)

The shares of Class B common stock have no economic rights, but each share of our Class B common stock initially entitles its holder to ten votes on all matters to be voted on by stockholders generally. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Reorganization Transactions

GSLLC was organized as a Georgia limited liability company in 2006. GS Holdings was organized as a Georgia limited liability company in 2017 to serve as the holding company for GSLLC. Prior to the Reorganization Transactions, GS Holdings had:

•	approximately 24 members holding three different classes of membership interests (Class A, B, C units);

•	approximately 52 current and former employees and directors holding profits interests in GS Holdings;

•	approximately 103 current and former employees and directors holding options to purchase Class A units; and

•	one investor holding warrants to purchase Class A units.

Because U.S. tax law generally makes it impractical for a limited liability company that is taxed as a partnership to sell membership interests publicly, GS Holdings is undertaking a series of transactions that will be completed prior to the closing of this offering (collectively, the “Reorganization Transactions”) designed to create a corporate holding company that can conduct a public offering. These transactions include:

•	the formation of GreenSky, Inc. as a Delaware corporation to function as the ultimate parent and publicly-traded entity;

•

the amendment and restatement of the operating agreement of GS Holdings to, among other things, modify its capital structure by replacing the different classes of membership interests and profits interests with a single new class of membership interests of GS Holdings (referred to as Holdco Units);

•

the issuance to each of the Original GS Equity Owners and the Original Profits Interests Holders (collectively referred to as the Continuing LLC Members) of a number of shares of GreenSky, Inc. Class B common stock equal to the number of Holdco Units held by it (other than the Holdco Units that they will be exchanging in connection with this offering). Our Class B common stock initially will entitle holders to ten votes per share and will vote as a single class with our Class A common stock, but our Class B common stock will not have any economic rights;

•

the contribution by the equity holders of the Former Corporate Investors of their equity in the Former Corporate Investors to GreenSky, Inc. in exchange for shares of our Class A common stock and the right to certain payments under the Tax Receivable Agreement, and the merger of the Former Corporate Investors with and into GreenSky, Inc.;

•

the equitable adjustment and replacement of outstanding options to acquire Class A units of GS Holdings with options to acquire Holdco Units (together with an equal number of shares of our Class B common stock), which are exchangeable for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option; and

•

the conversion, pursuant to their terms, of outstanding warrants to acquire Class A units of GS Holdings into warrants to acquire Holdco Units (together with an equal number of shares of our Class B common stock), which are exchangeable for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option.

In connection with the amendment and restatement of the operating agreement of GS Holdings (discussed above), the membership interests in GS Holdings will be adjusted (the “Forward Split”) so that each Holdco Unit (together with a share of Class B common stock) is economically equivalent to a share of Class A common stock on a one-for-one basis. Corresponding adjustments will be made to options and warrants.

Incident to the foregoing transactions, we and the Continuing LLC Members will enter into various agreements, including:

(a) the Exchange Agreement, which provides for the exchange of Holdco Units in GS Holdings, together with an equal number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary adjustment for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option. As a holder exchanges its Holdco Units, those Holdco Units thereafter will be owned by GreenSky, Inc. and GreenSky, Inc.’s interest in GS Holdings will be correspondingly increased. Any shares of Class B common stock so delivered will be cancelled;

(b) the Tax Receivable Agreement, which is designed to provide the TRA Parties with 85% of the amount of cash savings, if any, in United States federal, state and local taxes that GreenSky, Inc. realizes or is deemed to realize as a result of increases in tax basis resulting from our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of the Former Corporate Investors, and any future exchanges of Holdco Units (together with shares of our Class B common stock) for our Class A common stock pursuant to the Exchange Agreement, and certain related benefits. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;” and

(c) a registration rights agreement whereby, following this offering and the expiration of the related lock-up period, we may be required to register under the Securities Act the sale of shares of our Class A common stock (i) issuable to the Continuing LLC Members upon exchange of their Holdco Units and shares of Class B common stock, and (ii) issued to equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Offering-Related Transactions

At the time of this offering, we intend to use a portion of the net proceeds to us from this offering to purchase   newly-issued Holdco Units from GS Holdings at a per unit price equal to the initial public offering price per share of our Class A common stock in the offering, less underwriting discounts and commissions. We intend to use a portion of the net proceeds to us from this offering to purchase an aggregate of   Holdco Units from the Exchanging Members, including our Chief Executive Officer and certain other officers and directors, at a per unit price equal to the initial public offering price per share of our Class A common stock in the offering, less underwriting discounts and commissions. See “Certain Relationships and Related Party Transactions—Purchase of Holdco Units and Redemption of Class A Common Stock” for the number of Holdco Units to be from each of the Exchanging Members. We also intend to use a portion of the net proceeds to us from this offering to redeem  shares of our Class A common stock from equity holders of the Former Corporate Investors. The number of Holdco Units acquired by us from GS Holdings and the Exchanging Members will be equal to the number of shares of Class A common stock issued in connection with the Reorganization Transactions and this offering, and the Continuing LLC Members will own the remaining outstanding Holdco Units. Any shares of Class B common stock exchanged will be cancelled. Any shares of Class A common stock redeemed by us from equity holders of the Former Corporate Investors will thereafter be held by GreenSky, Inc. as treasury stock or cancelled.

As a result of the transactions described above, and assuming the sale of shares of Class A common stock in this offering at a price per share to the public of $  , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to the use of proceeds to us from this offering as described above:

•

the investors in this offering will collectively own   shares of our Class A common stock (or   shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	GreenSky, Inc. will hold Holdco Units (or Holdco Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock),

representing % of the total economic interest of GS Holdings (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Members will collectively hold   Holdco Units, representing  % of the total economic interest of GS Holdings (or   Holdco Units, representing  % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the investors in this offering will collectively have  % of the voting power in GreenSky, Inc. (or  % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the Continuing LLC Members will collectively hold   shares of Class B common stock, representing  % of the voting power in GreenSky, Inc. (or  % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

equity holders of the Former Corporate Investors will collectively hold   shares of Class A common stock, representing  % of the voting power in GreenSky, Inc. (or  % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•

the current and former employees of GSLLC and its subsidiaries will collectively hold options to acquire  Holdco Units (together with an equal number of shares of our Class B common stock), which will be exchangeable for shares of our Class A common stock on a one-for-one basis, subject to adjustment for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option; and

•

certain investors in GS Holdings will collectively hold warrants to acquire  Holdco Units (together with an equal number of shares of our Class B common stock), which will be exchangeable for shares of our Class A common stock on a one-for-one basis, subject to adjustment for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option.

Our post-offering organizational structure will allow the Continuing LLC Members to retain their equity ownership in GS Holdings, an entity that is classified as a partnership for United States federal income tax purposes, in the form of Holdco Units. Investors in this offering will, by contrast, hold their equity ownership in GreenSky, Inc., a Delaware corporation that is a domestic corporation for United States federal income tax purposes, in the form of shares of Class A common stock. We believe that certain of our Continuing LLC Members generally will find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for United States federal income tax purposes. The Continuing LLC Members, like GreenSky, Inc., will incur United States federal, state and local income taxes on their proportionate share of any taxable income of GS Holdings, including taxable income of GSLLC.

The Continuing LLC Members also will hold shares of Class B common stock of GreenSky, Inc. Although those shares have no economic rights, they will allow the Continuing LLC Members to exercise voting power over GreenSky, Inc., the managing member of GS Holdings, at a level that is greater than their overall equity ownership of our business. Under our certificate of incorporation, each holder of Class B common stock will initially be entitled to ten votes for each share of Class B common stock held by such holder on all matters presented to stockholders of GreenSky, Inc. When the Continuing LLC Members exchange Holdco Units for shares of Class A common stock of GreenSky, Inc. pursuant to the Exchange Agreement, they will be required to deliver an equivalent number of shares of Class B common stock. Any shares of Class B common stock so delivered will be cancelled. Accordingly, as the Continuing LLC Members subsequently exchange Holdco Units for shares of Class A common stock of GreenSky, Inc. or cash, at our option, pursuant to the Exchange Agreement, the voting power afforded to the Continuing LLC Members by their shares of Class B common stock is automatically and correspondingly reduced. See “Description of Capital Stock—Common Stock—Class B Common Stock—Voting Rights.”

Holding Company Structure

GreenSky, Inc. was incorporated as a Delaware corporation on July 12, 2017. GreenSky, Inc. has not engaged in any business or other activities except in connection with its formation. Our certificate of incorporation at the time of this offering will authorize two classes of common stock, Class A common stock and Class B common stock, and one or more series of preferred stock, each having the terms described in “Description of Capital Stock.” Holders of our Class A common stock have one vote per share of Class A common stock. Holders of our Class B common stock have ten votes per share of Class B common stock. Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of Capital Stock—Common Stock—Class B Common Stock.”

GreenSky, Inc. will be a holding company, and its sole material asset will be an equity interest in GS Holdings, which holds all of the equity interests in GSLLC. Because GreenSky, Inc. will be the managing member of GS Holdings (with 100% of the management and voting power in GS Holdings), and GS Holdings is the managing member of GSLLC, GreenSky, Inc. will indirectly operate and control all of the business and affairs (and consolidate the financial results) of GS Holdings and its subsidiaries, including GSLLC. The ownership interest of the Continuing LLC Members will be reflected as a noncontrolling interest in GreenSky, Inc.’s consolidated financial statements.

GS Holdings was formed as a Georgia limited liability company on July 25, 2017. Following the closing of this offering, GreenSky, Inc., the managing member of GS Holdings, will have the right to determine the timing and amount of any distributions (other than tax distributions as described below) to be made to holders of the Holdco Units in GS Holdings. Profits and losses of GS Holdings will be allocated, and all distributions with respect to Holdco Units will be made, pro rata to the holders of the Holdco Units (including the Continuing LLC Members) in accordance with their terms. See “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.”

The holders of Holdco Units in GS Holdings, including GreenSky, Inc., generally will have to include for purposes of calculating their United States federal, state and local income taxes their respective share of any taxable income of GS Holdings. Taxable income of GS Holdings generally will be allocated to the holders of Holdco Units in GS Holdings (including GreenSky, Inc.) pro rata in accordance with their respective share of the net profits and net losses of GS Holdings. Under the Holdings LLC Agreement, GS Holdings will be obligated, subject to available cash and applicable law and contractual restrictions (including pursuant to its debt instruments), to make cash distributions, which we refer to as “tax distributions,” based on certain assumptions, to its members (including GreenSky, Inc.) pro rata based on their Holdco Units in GS Holdings. Generally, these tax distributions to holders of Holdco Units in GS Holdings will be an amount equal to our estimate of the taxable income of GS Holdings, net of taxable losses, allocable per Holdco Unit in GS Holdings multiplied by an assumed tax rate set forth in the operating agreement of GS Holdings.

GS Holdings may be required to make tax distributions that, in the aggregate, exceed the amount of taxes that GS Holdings would have paid if it were taxed on its net income at the assumed rate. See “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.”

Under the Tax Receivable Agreement, we will be obligated to pay the TRA Parties a portion of the cash savings, if any, in United States federal, state and local taxes that we realize or are deemed to realize as a result of our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock. A portion of the tax distributions that we receive likely will be used to fund this obligation. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $   million (or $   million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus.

Each $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would (1) increase or decrease the net proceeds to us from this offering by approximately $  million, and (2) decrease or increase by   or  , respectively, the number of shares of our Class A common stock outstanding as a result of being redeemed from equity holders of the Former Corporate Investors, in each case, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

We intend to use net proceeds of approximately $   million to purchase   newly- issued Holdco Units from GS Holdings, as described under “Organizational Structure—Offering-Related Transactions.” We intend to use net proceeds of approximately $   million to purchase an aggregate of   Holdco Units from the Exchanging Members. The per share purchase price for each Holdco Unit surrendered for purchase by an Exchanging Member will be equal to the price per share of our Class A common stock in this offering, less underwriting discounts and commissions. We also intend to use net proceeds of approximately $   million to redeem  shares of our Class A common stock from equity holders of the Former Corporate Investors.

If the underwriters exercise in full their option to purchase   additional shares of Class A common stock, in addition to the use of our net proceeds described above, we intend to use net proceeds of approximately $   million from our sale of   additional shares to purchase an additional   newly-issued Holdco Units from GS Holdings, and net proceeds of approximately $   million from our sale of   additional shares to purchase an additional   Holdco Units (together with an equal number of shares of Class B common stock) from the Exchanging Members.

The Exchanging Members will include affiliates of our Chief Executive Officer and, either directly or indirectly through affiliates, other officers and directors. See “Certain Relationships and Related Party Transactions—Purchase of Holdco Units and redemption of Class A common stock.”

The proceeds received by GS Holdings in connection with the sale of newly-issued Holdco Units will be used by GS Holdings and GSLLC to pay the expenses of this offering and for general corporate purposes. Because GreenSky, Inc. will be the managing member of GS Holdings, and GS Holdings will be the managing member of GSLLC, our operating subsidiary that directly or indirectly conducts all of our operations, we will indirectly operate and control all of the business and affairs of GS Holdings and its subsidiaries, including GSLLC. Accordingly, our management will have discretion in the application of the net proceeds received by GS Holdings and GSLLC, and investors will be relying on the judgment of our management regarding the use of these net proceeds. See “Risk Factors—Risks Related to this Offering and our Class A Common Stock—We have broad discretion in the use of the net proceeds we receive from this offering and may not use them effectively.”

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual, legal, tax and regulatory restrictions, general business conditions and other factors that our board of directors may deem relevant.

We are a holding company and will have no material assets other than our ownership of Holdco Units in GS Holdings. Our ability to pay cash dividends will depend on the payment of distributions by our current and future subsidiaries, including GS Holdings and GSLLC, and such distributions may be restricted as a result of regulatory restrictions, state law regarding distributions by a limited liability company to its members, or contractual agreements, including agreements governing their indebtedness. See “Risk Factors—Risks Related to Our Organizational Structure—We will be a holding company with no operations of our own and, as such, will depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.” In addition, our ability to pay cash dividends may be restricted by the terms of our debt financing arrangements, and any future debt financing arrangement likely will contain terms restricting or limiting the amount of dividends that may be declared or paid on our common stock.

Following this offering, we will receive a portion of any distributions made by GS Holdings. Because GreenSky, Inc. will be the managing member of GS Holdings, which is the managing member of GSLLC, we will have the ability, subject to the restrictions and limitations referred to above, to determine when distributions (other than tax distributions) will be made by GSLLC to GS Holdings and the amount of any such distributions. Any such distributions will be distributed to all holders of Holdco Units, including us, pro rata based on holdings of Holdco Units. The cash received from such distributions will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. Subject to limited exceptions, the Holdings LLC Agreement will obligate GS Holdings to make certain tax distributions. See “Certain Relationships and Related Party Transactions—Operating Agreement of GS Holdings.” Other than tax-related distributions, GSLLC did not make any distributions to its existing owners during 2015 or 2016. In 2017, we declared non-tax distributions of $346.5 million at the time we entered into the term loan described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—term loan and revolving loan facility” and in Note 15 to the consolidated financial statements of GSLLC included in this prospectus. Tax-related distributions aggregated $39.5 million in 2015, $46.9 million in 2016, and, to date in 2017, $71.3 million.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2017 on:

•	a historical basis for GSLLC; and

•

a pro forma basis for GreenSky, Inc., giving effect to the transactions and other matters described under “Unaudited Pro Forma Consolidated Financial Information,” including the Reorganization Transactions and application of the proceeds from this offering as described in “Use of Proceeds” based upon an assumed initial public offering price of $  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses and other related transaction costs payable by us.

You should read this table, together with the information contained in this prospectus, including “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2017
	Actual GSLLC	Pro Forma GreenSky, Inc.
	(dollars in thousands)
Cash	$107,087	$

Debt:
Total debt	—
Redeemable preferred units	335,720

Total temporary equity	335,720
Capital (permanent equity (deficit)):
Preferred Stock, par value $0.01 per share, shares authorized on a pro forma basis; no shares issued and outstanding on a pro forma basis	—
Class A common stock, par value $0.01 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.01 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	(281,742)
Retained earnings	165,340

Total permanent equity (deficit), before noncontrolling interests	(116,402)
Noncontrolling interests	—

Total permanent equity (deficit)	(116,402)

Total capitalization	$326,405	$

Each $1.00 increase or decrease in the assumed initial public offering price of $  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease the additional paid-in capital and total permanent equity (deficit) by approximately $  million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

DILUTION

If you invest in the initial public offering of our Class A common stock, your interest will be diluted to the extent of the excess of the initial public offering price per share of our Class A common stock over the pro forma net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the net tangible book value per share attributable to the existing equity holders.

Our pro forma net tangible book value at June 30, 2017 was approximately $   million. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities of GSLLC, after giving effect to the Reorganization Transactions, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization Transactions and assuming that all of the Continuing LLC Members exchanged their Holdco Units and Class B common stock for newly-issued shares of our Class A common stock on a one-for-one basis.

After giving effect to this offering, at an assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and the application of estimated net proceeds, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at June 30, 2017 would have been $   million or $   per share of Class A common stock, assuming that all of the Continuing LLC Members exchanged their Holdco Units and Class B common stock for newly-issued shares of our Class A common stock on a one-for-one basis.

The following table illustrates the immediate dilution of $  per share to new stockholders purchasing Class A common stock in this offering, assuming the underwriters do not exercise their option to purchase additional shares.

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of June 30, 2017
Increase per share attributable to this offering
Pro forma net tangible book value per share, as adjusted to give effect to this offering
Dilution in pro forma net tangible book value per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by $  million, or $  per share of Class A common stock, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares is exercised in full, the increase in pro forma net tangible book value per share at June 30, 2017 attributable to this offering would have been approximately $   per share and the dilution in pro forma net tangible book value per share to new investors would be $   per share. Furthermore, the percentage of our shares held by existing equity owners would decrease to approximately  % and the percentage of our shares held by new investors would increase to approximately  %.

The following table summarizes, on the same pro forma basis at June 30, 2017, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the Continuing LLC Members and by new investors purchasing shares in this offering, assuming that all of the Continuing LLC Members exchanged their Holdco Units and Class B common stock for shares of our Class A common stock on a one-for-one basis.

	Shares of Class A Common Stock Purchased/Granted		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
(dollars in thousands)
Investors prior to this offering		%	$	%	$
New investors in this offering		%	$	%	$

Total		100%	$	100%	$

A $1.00 increase or decrease in the assumed initial public offering price of $  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors in this offering and total consideration paid by all investors by approximately $   million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table shows selected historical consolidated financial data of our accounting predecessor, GSLLC, for the periods and as of the dates presented.

The selected Consolidated Statement of Operations data for each of the years ended December 31, 2016, 2015 and 2014 and the selected Consolidated Balance Sheet data as of December 31, 2016 and 2015 were derived from the audited consolidated financial statements of GSLLC included elsewhere in this prospectus. The selected Consolidated Statement of Operations data for the six months ended June 30, 2017 and 2016 and the selected Consolidated Balance Sheet data as of June 30, 2017 were derived from the unaudited consolidated financial statements of GSLLC included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a consistent basis with the audited consolidated financial statements of GSLLC. Such unaudited financial statements contain all adjustments of a normal recurring nature that are, in the opinion of management, necessary for a fair statement of the financial information set forth in those statements. Our results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year. Further, our historical results are not necessarily indicative of our results in any future period.

The selected consolidated financial data of GreenSky, Inc. have not been presented because GreenSky, Inc. is a newly incorporated entity, had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

You should read the following financial information together with the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
	(dollars in thousands, except per unit data)
Consolidated Statement of Operations Data:
Revenue
Transaction fees	$228,446	$152,678	$102,194	$126,373	$105,650
Servicing and other	35,419	20,779	7,664	22,914	15,200

Total revenue	263,865	173,457	109,858	149,287	120,850
Cost of revenue (exclusive of depreciation and amortization shown separately below)
Origination, servicing and other	79,145	36,506	16,469	50,905	32,529

Gross profit	184,720	136,951	93,389	98,382	88,321
Operating expenses:
Compensation and benefits	39,836	27,738	13,247	24,506	19,461
Sales and marketing	1,085	861	276	572	610
Property, office and technology	8,000	4,283	2,312	5,280	3,853
Depreciation and amortization	3,708	2,356	1,371	1,875	1,681
General and administrative	10,602	7,071	7,664	8,006	4,105
Related party expenses	1,678	1,536	1,130	1,004	828

Total operating expenses	64,909	43,845	26,000	41,243	30,538

Operating profit	119,811	93,106	67,389	57,139	57,783
Total other income/(expense), net	4,653	713	720	3,465	1,594

Net income	$124,464	$93,819	$68,109	$60,604	$59,377

Net income attributable to participating interests	25,233	17,594	2,122	13,852	11,704

Net income attributable to Class A unit holders	$99,231	$76,225	$65,987	$46,752	$47,673

Earnings per unit attributable to Class A unit holders(1):
Basic	$7.44	$5.72	$4.17	$3.51	$3.58

Diluted	$7.19	$5.54	$4.08	$3.34	$3.46

(1)	See Note 2 to the Consolidated Financial Statements of GSLLC included elsewhere in this prospectus for a description of how we compute basic and diluted earnings per unit.

	As of December 31,		As of June 30,
	2016	2015	2017
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash	$185,243	$87,578	$107,087
Restricted cash	42,871	22,534	103,569
Loan receivables held for sale	41,268	1,843	82,250
Property, equipment and software, net	7,018	6,212	7,128
Total assets	302,205	145,973	330,088
Finance charge reversal liability	68,064	49,459	76,319
Total liabilities	89,995	61,225	110,770
Total temporary equity	335,720	287,566	335,720
Total permanent equity (deficit)	(123,510)	(202,818)	(116,402)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2016 and for the six months ended June 30, 2017 present our consolidated results of operations after giving pro forma effect to (i) the Reorganization Transactions and this offering, as described under “Organizational Structure,” as if such transactions occurred on January 1, 2016; (ii) the use of the estimated net proceeds to us from this offering, as described under “Use of Proceeds;” (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;” and (iv) a provision for corporate income taxes on the income attributable to GreenSky, Inc. at an effective rate of  %, inclusive of all United States federal, state and local income taxes.

The unaudited Pro Forma Consolidated Balance Sheet is based on our historical unaudited Consolidated Balance Sheet as of June 30, 2017 and includes pro forma adjustments to give effect to (i) the Reorganization Transactions and this offering, as described under “Organizational Structure,” as if such transactions had occurred on June 30, 2017; (ii) the use of the estimated net proceeds from this offering, as described under “Use of Proceeds;” and (iii) the effects of the Tax Receivable Agreement, as described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” The unaudited Pro Forma Consolidated Statements of Operations are based on (i) our audited consolidated financial statements as of and for the year ended December 31, 2016, and (ii) our unaudited consolidated financial statements as of and for the six months ended June 30, 2017.

The unaudited pro forma consolidated financial statements have been prepared on the basis that we will be taxed as a corporation for United States federal and state income tax purposes and, accordingly, will become a taxpaying entity subject to United States federal and state income taxes, and should be read in conjunction with “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

The pro forma data presented reflect events directly attributable to the described transactions and certain assumptions that we believe are reasonable. The pro forma data are not necessarily indicative of financial results that would have been attained had the described transactions occurred on the dates indicated below or that could be achieved in the future because they necessarily exclude various operating expenses, such as incremental general and administrative expense associated with being a public company. The adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions as contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements and related notes are presented for illustrative purposes only. If this offering and other transactions contemplated herein had occurred in the past, our operating results might have been materially different from those presented in the unaudited pro forma financial statements. The unaudited pro forma consolidated financial statements should not be relied upon as an indication of operating results that our Company would have achieved if this offering and other transactions contemplated herein had taken place on the specified date. In addition, future results may vary significantly from the results reflected in the unaudited Pro Forma Consolidated Statements of Operations and should not be relied on as an indication of our results after the consummation of this offering and the other transactions contemplated by such unaudited pro forma consolidated financial statements.

GREENSKY, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
JUNE 30, 2017

	GSLLC Historical	Reorganization Transactions Adjustments	GSLLC Historical as Adjusted for the Reorganization Transactions	Offering Adjustments	GreenSky, Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(dollars in thousands, except per share data)
Assets
Cash(2)	$107,087	$	$	$	$
Restricted cash	103,569
Loan receivables held for sale	82,250
Accounts receivable, net	18,785
Related party receivables	1,329
Property, equipment and software, net	7,128
Other assets	9,940

Total assets(3)	$330,088	$	$	$	$

Liabilities, Temporary and Permanent Equity (Deficit)
Liabilities
Accounts payable	$12,113	$	$	$	$
Accrued compensation and benefits	3,840
Finance charge reversal liability	76,319
Related party liabilities	447
Other liabilities	18,051

Total liabilities(3)	110,770

Commitments, Contingencies and Guarantees (Note 11 to Consolidated Financial Statements of GSLLC)
Temporary Equity
Redeemable preferred units	335,720
Permanent Equity (Deficit)
Equity attributable to GreenSky, Inc.(1)(3)(4):
Preferred stock, par value $0.01 per share, shares authorized on a pro forma basis; no shares issued and outstanding on a pro forma basis	—
Class A common stock, par value $0.01 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Class B common stock, par value $0.01 per share, shares authorized on a pro forma basis; shares issued and outstanding on a pro forma basis	—
Additional paid-in capital	(281,742)
Retained earnings	165,340

Total equity attributable to GreenSky, Inc.	—
Total permanent equity (deficit) attributable to GSLLC	(116,402)
Equity attributable to noncontrolling interests(5):

Total permanent equity (deficit)	(116,402)

Total liabilities, temporary and permanent equity (deficit)	$330,088	$	$	$	$

See Notes to Pro Forma Consolidated Balance Sheet

Notes to Pro Forma Consolidated Balance Sheet

(1)

GreenSky, Inc. will be the managing member of GS Holdings. GreenSky, Inc. will initially own  % of the economic interest in GS Holdings, but will have 100% of the voting power and control the management of GS Holdings. GreenSky, Inc. will record a noncontrolling interest on its consolidated balance sheet representing the economic interest of investors in GS Holdings other than GreenSky, Inc. Pursuant to the consolidation guidance provided in Accounting Standards Codification (“ASC”) 810-10-25, we determined that the rights of the noncontrolling interest were protective rights rather than substantive participating rights, but do not give investors in GS Holdings (other than GreenSky, Inc.) control or decision making power over GreenSky, Inc. and its consolidated subsidiaries. Accordingly, GreenSky, Inc. will consolidate the economic interests of all investors in GS Holdings. Immediately following the Reorganization Transactions and this offering, the noncontrolling interest, based on the assumptions to the pro forma financial information, will be $   million. Pro forma noncontrolling interest, including noncontrolling interest at GS Holdings, represents  % of the pro forma equity of GS Holdings of $   million.

(2)	Reflects the net effect on cash of the receipt of offering proceeds to us of $ million from the sale of shares of Class A common stock at an assumed price of $ per share as described in “Use of Proceeds” after application thereof to the following items:

(a)	payment of $ million to purchase newly-issued Holdco Units from GS Holdings, as described under “Organizational Structure—Offering-Related Transactions;”

(b)

payment of $   million to purchase   million Holdco Units from the Exchanging Members as described under “Organizational Structure—Offering-Related Transactions” at an assumed price of $   minus the underwriting discounts and commissions;

(c)	payment of $ million to redeem shares of our Class A common stock from equity holders of the Former Corporate Investors; and

(d)	payment of approximately $ million of underwriting discounts and commissions and estimated offering expenses.

(3)	Reflects adjustments to give effect to the Tax Receivable Agreement as a result of the Reorganization Transactions based on the following assumptions:

(a)

we will record an increase in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of  % (which includes a provision for United States federal, state and local income taxes);

(b)

we will record 85% of the estimated realizable tax benefit as an increase to the liability due to Exchanging Members under the Tax Receivable Agreement and the remaining 15% of the estimated realizable tax benefit as an increase to total stockholders’ equity, which assumes that the initial net step-up is equal to the cash paid to the Exchanging Members;

(c)

we will record an increase in deferred tax assets for payments under the Tax Receivable Agreement, which will give rise to additional tax benefits and additional potential payments under the Tax Receivable Agreement; and

(d)	assumes that there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(4)	Represents an adjustment to stockholders’ equity reflecting the following:

(a)	par value for Class A common stock and Class B common stock to be outstanding following the offering;

(b)	receipt of offering proceeds of $ million as a result of this offering;

(c)	payment of $ million to purchase Holdco Units held by Exchanging Members, as described under “Organizational Structure—Offering-Related Transactions;”

(d)	payment of approximately $ million of underwriting discounts and commissions and estimated offering expenses;

(e)	a decrease of $ million resulting from the Tax Receivable Agreement offset by the deferred tax asset as a result of the Reorganization Transactions;

(f)	a decrease due to the reclassification of $ million of GSLLC members’ equity upon consolidation;

(g)	payment of $ million to purchase newly-issued Holdco Units from GS Holdings, as described under “Organizational Structure—Offering-Related Transactions;” and

(h)	payment of $ million to redeem shares of our Class A common stock from equity holders of the Former Corporate Investors.

(5)	The increase in noncontrolling interest reflects the reclassification of permanent equity (deficit) representing the ownership interests of the Continuing LLC Members in GS Holdings of $ million to noncontrolling interest upon consolidation.

GREENSKY, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2017

	GSLLC Historical	Reorganization Transactions Adjustments	GSLLC Historical as Adjusted for the Reorganization Transactions	Offering Adjustments	GreenSky, Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	Six months ended June 30, 2017
	(dollars in thousands, except per share data)
Revenue
Transaction fees	$126,373	$	$	$	$
Servicing and other	22,914

Total revenue	149,287

Cost of revenue (exclusive of depreciation and amortization shown separately below)
Origination, servicing and other	50,905

Gross profit	98,382

Operating expenses
Compensation and benefits	24,506
Sales and marketing	572
Property, office and technology	5,280
Depreciation and amortization	1,875
General and administrative	8,006
Related party expenses	1,004

Total operating expenses	41,243

Operating profit	57,139

Other income/(expense) net
Interest income	2,531
Interest expense	(174)
Other gains	1,108

Total other income/(expense), net	3,465

Income before income tax expense
Income tax expense

Net income	$60,604	$	$	$	$
Net income attributable to noncontrolling interests

Net income attributable to GreenSky, Inc.	N/A	$	$	$	$

Per Share Data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net income available to Class A common stock per share:
Basic		$	$	$	$
Diluted		$	$	$	$

See Notes to Pro Forma Consolidated Statement of Operations

GREENSKY, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

	GSLLC Historical	Reorganization Transactions Adjustments	GSLLC Historical as Adjusted for the Reorganization Transactions	Offering Adjustments	GreenSky, Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(dollars in thousands, except per share data)
Revenue
Transaction fees	$228,446	$	$	$	$
Servicing and other	35,419

Total revenue	263,865

Cost of revenue (exclusive of depreciation and amortization shown separately below)
Origination, servicing and other	79,145

Gross profit	184,720

Operating expenses
Compensation and benefits	39,836
Sales and marketing	1,085
Property, office and technology	8,000
Depreciation and amortization	3,708
General and administrative	10,602
Related party expenses	1,678

Total operating expenses	64,909

Operating profit	119,811

Other income/(expense), net
Interest income	7,302
Interest expense	—
Other gains/(losses)	(2,649)

Total other income/(expense), net	4,653

Income before income tax expense
Income tax expense

Net income	$124,464	$	$	$	$
Net income attributable to noncontrolling interests

Net income attributable to GreenSky, Inc.	N/A	$	$	$	$

Per Share Data:
Pro forma weighted average shares of Class A common stock outstanding:
Basic
Diluted
Pro forma net income available to Class A common stock per share:
Basic		$	$	$	$
Diluted		$	$	$	$

See Notes to Pro Forma Consolidated Statement of Operations

Notes to Pro Forma Consolidated Statement of Operations

(1)

GreenSky, Inc. will be the managing member of GS Holdings. GreenSky, Inc. will initially own  % of the economic interest in GS Holdings, but will have 100% of the voting power and control the management of GS Holdings. The Continuing LLC Members will own the remaining  % of the economic interest in GS Holdings, which will be accounted for as a noncontrolling interest in the future consolidated financial results of GreenSky, Inc. Immediately following the offering and the use of proceeds to us therefrom, the noncontrolling interest will be  %. Net income attributable to the noncontrolling interest will represent  % of income before income taxes. These amounts have been determined based on the assumption that the underwriters’ option to purchase additional shares is not exercised. If the underwriters’ option to purchase additional shares is exercised, the ownership percentage held by the noncontrolling interest would decrease to  %.

(2)

Following the Reorganization Transactions and this offering, GreenSky, Inc. will be subject to United States federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of GS Holdings, which will result in higher income taxes than during our history as a limited liability company. As a result, the Pro Forma Consolidated Statements of Operations reflect an adjustment to our provision for corporate income taxes to reflect an effective rate of  %, which includes a provision for United States federal income taxes and uses our estimate of the weighted average statutory rates apportioned to each state and local jurisdiction.

(3)

The shares of Class B common stock of GreenSky, Inc. do not share in GreenSky, Inc. earnings and are, therefore, not allocated any net income attributable to the controlling and noncontrolling interests. As a result, the shares of Class B common stock are not considered participating securities and are, therefore, not included in the weighted average shares outstanding for purposes of computing net income available per share.

(4)

For purposes of applying the as-if converted method for calculating diluted earnings per share, we assumed that all Holdco Units and Class B common stock are exchanged for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of Holdco Units and Class B common stock for Class A common stock and, accordingly, the effect of such exchange has been included for calculating diluted pro forma net income available to Class A common stock per share. Giving effect to (i) the exchange of all Holdco Units and Class B common stock for shares of Class A common stock and (ii) the vesting of all unvested Holdco Unit stock based compensation awards, diluted pro forma net income per share available to Class A common stock would be computed as follows:

	Six months ended June 30, 2017	Year ended December 31, 2016
Pro forma income before income taxes	$	$
Adjusted pro forma income taxes(a)
Adjusted pro forma net income to GreenSky, Inc. stockholders(b)
Weighted average shares of Class A common stock outstanding (assuming the exchange of all Holdco Units for shares of Class A common stock)(c)
Pro forma diluted net income available to Class A common stock per share

(a)

Represents the implied provision for income taxes assuming the exchange of all Holdco Units in GS Holdings for shares of Class A common stock of GreenSky, Inc. using the same method applied in calculating the pro forma tax provision.

(b)

Assumes elimination of noncontrolling interest due to the assumed exchange of all Holdco Units and Class B common stock for shares of Class A common stock of GreenSky, Inc. as of the beginning of the period.

(c)

The unvested units are converted to Holdco Units based on the treasury stock method and an as-if converted method is used to give effect to the exchange provisions of the Holdings LLC Agreement for the diluted weighted average share calculation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a leading provider of point-of-sale financing and payments technology designed to facilitate merchant sales. Our technology platform reduces the friction and improves the economics associated with a consumer making a large purchase and a bank originating a loan to finance such purchase. We have over 8,800 active merchants on our platform today and, since our inception, merchants have used our platform to enable approximately 1.3 million consumers to finance over $9 billion of transactions with our Bank Partners.

We have a strong recurring revenue model built upon repeat and growing usage by merchants. We derive most of our revenue and profitability from upfront transaction fees that merchants pay us every time they facilitate a transaction using our platform. Thus, our profitability is highly correlated with merchant transaction volume. This recurring revenue model, combined with our efficient, low-cost go to market strategy, has helped us generate strong margins and net income growth of 83% from 2014 to 2016 and Adjusted EBITDA growth of 86% from 2014 to 2016.

We generate revenue primarily through a success-based transaction fee paid by merchants every time they facilitate a transaction and receive a payment using our platform. The transaction fee rate depends on the terms of financing selected by a consumer. In addition, we collect servicing fees on the loan portfolio we service for our Bank Partners. Lastly, although historically these fees have not been material, we may earn performance fees when the profitability of our Bank Partners’ portfolios exceeds agreed-upon targets.

We have achieved significant growth in active merchants transaction volume, net income, gross profit and Adjusted EBITDA, while demonstrating our ability to generate strong margins. Transaction volume (as defined below) increased 39% from $2.1 billion in 2015 to $2.9 billion in 2016. Active merchants (as defined below) increased 44% from 5,075 in 2015 to 7,287 in 2016. Over the same period, net income grew 33% from $94 million to $124 million, gross profit increased 35% from $137 million to $185 million, and Adjusted EBITDA grew 34% from $97 million to $131 million. For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

The charts below demonstrate these upward trends:

Active Merchants	Transaction Volume (in billions)	Net income (in millions)	Adjusted EBITDA (in millions)

Business Metrics

We review a number of operating and financial metrics, including the following, to evaluate our business, measure our performance, identify trends, formulate plans and make strategic decisions.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016

Active Merchants
Number	7,287	5,075	3,095	8,893	6,594
Percentage Increase	44%	64%		35%
Transaction Volume
Dollars (millions)	$2,882	$2,076	$1,454	$1,675	$1,327
Percentage Increase	39%	43%		26%
Loan Servicing Portfolio
Dollars (millions)	$3,832	$2,561	$1,538	$4,433	$3,120
Percentage Increase	50%	67%		42%
Cumulative Consumer Accounts
Number	1,077,400	692,428	403,352	1,312,374	879,462
Percentage Increase	56%	72%		49%

Active Merchants. We define an active merchant as a merchant that has submitted at least one consumer application during the 12 months ended at the date of measurement. Since our transaction volume is a function of the size, engagement and growth of our merchant network, active merchants, in aggregate, are an indicator of future revenue and profitability, although they are not directly correlated. As of June 30, 2017, we had 8,893 active merchants, representing an increase of 35% over 6,594 as of June 30, 2016.

Transaction Volume. We define transaction volume as the dollar value of loans facilitated on our platform during a given period. Transaction volume is an indicator of revenue and overall platform profitability and has grown substantially in the past several years. For the six months ended June 30, 2017, transaction volume was $1.7 billion, which represented an increase of 26% over $1.3 billion for the comparable period in 2016.

Loan Servicing Portfolio. We define our loan servicing portfolio as the aggregate outstanding consumer loan balance (principal plus accrued interest and fees) facilitated and serviced by our platform at the date of measurement. Our loan servicing portfolio is an indicator of our servicing activities. As of June 30, 2017, we had a loan servicing portfolio of $4.4 billion, representing an increase of 42% over $3.1 billion as of June 30, 2016.

Cumulative Consumer Accounts. We define cumulative consumer accounts as the aggregate number of consumer accounts approved on our platform since our inception, including both existing and prior accounts. Although not directly correlated to revenue, cumulative consumer accounts is a measure of our brand awareness among consumers, as well as the value of the data we have been collecting from such consumers since our inception. We may use this data to support future growth by cross-marketing products and delivering potential additional customers to merchants who they may not have been able to source themselves. As of June 30, 2017, we had 1.3 million cumulative consumer accounts, representing an increase of approximately 49% over 0.9 million as of June 30, 2016.

Factors Affecting our Performance

Growth in Active Merchants and Transaction Volume. Growth trends in active merchants and transaction volume are critical variables directly affecting our revenue and financial results. Both factors influence the number of loans funded on our platform and, therefore, the fees that we earn and the per unit cost of the services that we provide. Growth in active merchants and transaction volume will depend on our ability to retain our existing platform participants, add new participants and expand to new industry verticals. To support our efforts to increase our network of merchants, we expanded our marketing and client growth groups, which focus on merchant acquisition, from 15 full-time-equivalents as of December 31, 2015 to 44 as of June 30, 2017. We also recruited a senior manager to focus on this group and increased other resources devoted to merchant acquisition, such as trade show participation.

Increasing Bank Partner Commitments. Bank Partner funding commitments are integral to the success of our program. Our ability to increase transaction volume and expand our loan servicing portfolio is dependent on securing sufficient commitments from our Bank Partners and adding new Bank Partners to our program. As of June 30, 2017, we had $3.7 billion of committed, but unused, funding from our Bank Partners, sufficient to fund approximately one year of originations based on an average rolling 12 months of origination volume. Our efforts to grow existing commitments from our Bank Partners and to attract new Bank Partners to our program is an integral part of our strategy.

Performance of the Loans our Bank Partners Originate. While our Bank Partners bear substantially all of the credit risk on their wholly-owned loan portfolios, Bank Partner net credit losses and prepayments impact our profitability:

•

Our contracts with our Bank Partners entitle us to incentive payments when the finance charges billed to borrowers exceed the sum of an agreed-upon portfolio yield, a fixed servicing fee and realized net credit losses. This incentive payment varies from month to month, primarily due to the amount of realized net credit losses.

•

With respect to deferred-interest loans, we bill the consumer for interest throughout the deferred-interest promotional period, but the consumer is not obligated to pay any interest if the loan is repaid in full before the end of the promotional period. We are obligated to remit this accumulated billed interest to our Bank Partners to the extent the loan principal balances are paid off within the promotional periods (each event, a “finance charge reversal” or “FCR”) even though the interest billed to the consumer is reversed. Our maximum FCR liability is limited to the gross amount of finance charges billed during promotional periods, offset by the collection of incentive payments from our Bank Partners. The difference between the cash collected from the incentive payments and the cash remitted on a future date to settle our finance charge reversal liability impacts our profitability. Our FCR liability quantifies our expected future obligation with respect to deferred-interest loans.

•

If net credit losses exceed an agreed-upon threshold, we make limited payments to our Bank Partners. Our maximum financial exposure is contractually limited to the escrow that we establish with each Bank Partner, which typically represents 1% of loans originated up to a maximum of 1% of the principal of the Bank Partner’s portfolio balance. Cash set aside to meet this requirement is classified as restricted cash in our Consolidated Balance Sheets.

General Economic Conditions and Industry Trends. Our results of operations are impacted by the relative strength of the overall economy and its effect on unemployment, consumer spending behavior and consumer demand for our merchants’ products and services. As general economic conditions improve or deteriorate, the amount of disposable income consumers have tends to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to take out loans to finance purchases. Specific economic factors such as interest rate levels, changes in monetary and related policies, market volatility, consumer confidence and, particularly, unemployment rates also influence consumer spending and borrowing patterns. In addition, trends within the industry verticals in which we operate affect consumer spending on the products and services our merchants offer in those industry verticals. For example, the strength of the national and regional real estate markets and trends in new and existing home sales impact demand for home improvement goods and services and, as a result, the volume of loans originated to finance these purchases. In addition, trends in healthcare costs, advances in medical technology, and increasing life expectancy are likely to impact demand for elective medical procedures and services.

Seasonality. Our operating results can vary from quarter to quarter as a result of seasonality in consumer spending and payment patterns. Our revenue growth generally is higher during the second and third quarters of the year as the weather improves, the residential real estate market becomes more active and consumers begin home improvement projects. During these periods, we tend to experience increased loan applications and, in turn, transaction volume. Alternatively, our revenue growth generally slows during the first and fourth quarters of the year, as consumer spending on home improvement projects tends to slow leading up to the holiday season and through the winter months. As a result, growth in loan applications and transaction volume also tends to slow during these periods. Our seasonality trends may vary in the future as we introduce our program to new industry verticals and we become less concentrated in the home improvement industry.

The transaction related and FCR components of our cost of revenue also are subject to these same seasonal factors, while the servicing related component of cost of revenue, in particular customer service staffing, printing and posting costs, is not as closely correlated to seasonal volume patterns. As transaction volume increases, the transaction volume related personnel costs, as well as costs related to credit and identity verification, among other activities, increase as well. Further, costs related to FCR are positively correlated to transaction volume in the same period of the prior year. As prepayments on deferred interest loans, which trigger FCR, typically are highest towards the end of the promotional period, and promotional periods are most commonly 12, 18 and 24 months, FCR settlements follow a similar seasonal pattern as origination volumes over the course of a calendar year.

Components of Results of Operations

Revenue

We generate a substantial majority of our revenue from transaction fees paid by merchants each time a consumer utilizes our platform to finance a purchase and, to a lesser extent, from fixed servicing fees on Bank Partner loans.

Transaction fees. We earn a specified transaction fee in connection with each purchase made by a consumer based on a loan’s terms and promotional features. Transaction fees are billed to, and collected directly from, the merchant and are considered to be earned at the time of the merchant’s transaction with the consumer. We also may earn a specified interchange fee in connection with purchases where payments are processed through a credit card payment network.

Servicing and other. Servicing fees are derived from providing professional services to manage loan portfolios on behalf of our Bank Partners. We are entitled to collect servicing fees as part of the servicing agreements with our Bank Partners, which are paid monthly based upon an annual fixed percentage of the outstanding Bank Partner loan portfolio balance. In certain instances, we are eligible for a performance fee should the profitability of our Bank Partners’ loan portfolio performance exceed certain thresholds. Performance fees historically have been immaterial.

Cost of Revenue (exclusive of depreciation and amortization expense)

Origination and servicing costs. Origination and servicing costs consist primarily of compensation and benefits related to activities such as customer service, merchant underwriting and credit strategy. In addition, we incur processing fees on each transaction processed by our third-party transaction processor, costs for printing and postage related to consumer statement production and other costs related to consumer application review. We expect our origination and servicing related costs to decrease on a per unit basis as we realize greater economies of scale and the benefits of investments in these functions over the past few years.

Fair value change in FCR liability. Deferred interest loan products, which historically have represented a substantial portion of our transaction volume, have a feature whereby the consumer borrower is provided a promotional period to repay the loan principal balance in full without incurring finance charges. We bill interest accrued on the loan each month to the consumer throughout the promotional period and if the loan is repaid in full before the end of the promotional period, the interest billed to the consumer is reversed. Under the terms of our contracts with our Bank Partners, we are obligated to remit this billed interest to the Bank Partners.

The monthly billing of interest on deferred interest loan products triggers a potential future FCR liability for us, which qualifies as an embedded derivative. Fair value changes reflect the increase or decrease in our expected obligation to return billed interest to our Bank Partners in the future. Fair value changes in the FCR are partially offset by the receipt of monthly incentive payments from Bank Partners during the promotional period, which vary from month to month.

Our total FCR liability is recorded in our Consolidated Balance Sheets and is calculated at the end of each period as the following:

•	Finance charge reversal liability beginning balance, plus

•

Incentive payments from Bank Partners, which is the surplus of portfolio finance charges billed to borrowers net of an agreed-upon portfolio yield, a fixed servicing fee and realized net credit losses, minus

•	Settlements, which represent the reversal of previously-billed, but uncollected, finance charges for loans that were paid off within the promotional period, plus

•	Fair value change in FCR liability, which represents an estimate of future settlements, equals

•	Finance charge reversal liability ending balance

See Notes 1 and 3 to the Consolidated Financial Statements of GSLLC included in this prospectus for additional information on our FCR liability, including an illustration of the sensitivity of the fair value of our FCR liability to changes in the finance charge reversal rate and “Qualitative and Quantitative Disclosures about Market Risk—Credit risk” for additional information on the sensitivity of the fair value of our FCR liability to portfolio net credit losses.

Operating Expenses

Compensation and benefits. Compensation and benefits expenses primarily consist of salaries, benefits and share-based compensation for executive, information technology, sales and marketing, finance, legal, human resources, product management and other overhead-related activities.

Sales and marketing. Sales and marketing expenses primarily relate to promotional activities (other than compensation and benefits). The majority of our sales and marketing spend is “business-to-business” related, as we primarily attract new merchants to our program through trade shows and other means.

Property, office and technology. Property, office and technology expenses primarily relate to technology, telecommunications and rent expense. These costs also include maintenance and security expenses associated with our facilities, as well as expenses related to phone and internet usage.

Depreciation and amortization. Depreciation and amortization expense is related to capitalizable computer hardware, furniture and leasehold improvements, as well as software, which is primarily internally developed. Computer hardware and software are expensed over three years, furniture is expensed over five years, and leasehold improvements are expensed over the shorter of the life of the asset or the remaining lease term.

General and administrative. General and administrative expenses primarily consist of legal, accounting, consulting and investment banking fees, recruiting and travel costs, as well as Bank Partner escrow expenses. We establish an escrow with each of our Bank Partners (typically 1% of loans originated up to a maximum of 1% of the principal of the Bank Partner’s portfolio balance) that is available to offset certain net credit losses. Cash set aside to meet this requirement is classified as Restricted Cash in our Consolidated Balance Sheets. To date, escrow-related expenses have been immaterial, but they could be more significant in the future.

Related party expenses. Related party expenses primarily consist of rent expense, as we lease office space from a related party. In addition, we make equity-based payments to certain related parties.

Results of Operations

The following table summarizes our historical Consolidated Statement of Operations data:

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
	(dollars in thousands, except per unit data)
Revenue
Transaction fees	$228,446	$152,678	$102,194	$126,373	$105,650
Servicing and other	35,419	20,779	7,664	22,914	15,200

Total revenue	263,865	173,457	109,858	149,287	120,850

Cost of revenue (exclusive of depreciation and amortization shown separately below)
Origination, servicing and other	79,145	36,506	16,469	50,905	32,529

Gross profit	184,720	136,951	93,389	98,382	88,321
Operating expenses:
Compensation and benefits	39,836	27,738	13,247	24,506	19,461
Sales and marketing	1,085	861	276	572	610
Property, office and technology	8,000	4,283	2,312	5,280	3,853
Depreciation and amortization	3,708	2,356	1,371	1,875	1,681
General and administrative	10,602	7,071	7,664	8,006	4,105
Related party expenses	1,678	1,536	1,130	1,004	828

Total operating expenses	64,909	43,845	26,000	41,243	30,538

Operating profit	119,811	93,106	67,389	57,139	57,783
Other income/(expense), net	4,653	713	720	3,465	1,594

Net income	$124,464	$93,819	$68,109	$60,604	$59,377

Net income attributable to participating interests	25,233	17,594	2,122	13,852	11,704

Net income attributable to Class A unit holders	$99,231	$76,225	$65,987	$46,752	$47,673

Earnings per unit attributable to Class A unit holders:
Basic	$7.44	$5.72	$4.17	$3.51	$3.58

Diluted	$7.19	$5.54	$4.08	$3.34	$3.46

Pro forma net income attributable to Class A unit holders(1)	$60,884	$47,898	$42,169	$29,886	$29,250

Pro forma earnings per unit attributable to Class A unit holders:
Basic	$4.57	$3.59	$2.67	$2.24	$2.19

Diluted	$4.41	$3.48	$2.61	$2.13	$2.12

(1)

Pro forma net income represents net income attributable to Class A unit holders adjusted for income tax expense. Pro forma net income and pro forma earnings per unit attributable to Class A unit holders are supplemental measures of operating performance that do not represent, and should not be considered alternatives to, net income and earnings per unit attributable to Class A unit holders, as determined by GAAP. A reconciliation of pro forma net income to net income, the most directly comparable GAAP measure, is set forth below.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
	(dollars in thousands)
Numerator:
Net income attributable to Class A unit holders	$99,231	$76,225	$65,987	$46,752	$47,673
Pro forma income tax expense attributable to Class A unit holders(a)	38,347	28,327	23,818	16,866	18,423

Pro forma net income attributable to Class A unit holders	$60,884	$47,898	$42,169	$29,886	$29,250

(a)

Represents the tax effect of corporate income taxes with respect to our allocable share of any taxable income or loss generated by GSLLC, at assumed effective tax rates of 38.64%, 37.16% and 36.10% for 2016, 2015 and 2014, respectively, and 36.08% and 38.64% for the six months ended June 30, 2017 and 2016, respectively. Amounts include provisions for United States federal income taxes, assuming the highest statutory rates apportioned to each applicable state and local jurisdiction. See Note 2 to the Consolidated Financial Statements of GSLLC included in this prospectus for a description of how we compute basic and diluted earnings per unit attributable to Class A unit holders.

Six Months Ended June 30, 2017 and 2016

Revenue

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Transaction fees	$126,373	$105,650	$20,723	20%
Servicing and other	22,914	15,200	7,714	51

Total revenue	$149,287	$120,850	$28,437	24%

The increase in revenue during the six months ended June 30, 2017 compared to the prior period was primarily due to a 20% increase in transaction fees associated with a 26% increase in transaction volume. This increase was offset by a drop in transaction fees earned per dollar originated, which was 7.54% for the six months ended June 30, 2017 compared to 7.96% for the same period in 2016. The decrease in transaction fees per dollar originated reflects a shift during 2017 in Bank Partner originations to higher interest rate loans, which earn a lower transaction fee rate.

The increase in servicing and other was attributable almost entirely to an increase in our average loan servicing portfolio. For the first six months of 2017, our average loan servicing portfolio (exclusive of loan receivables held for sale, for which we do not earn servicing fees) increased to $4.0 billion from $2.8 billion in the same period in 2016, a 45% increase. Fixed servicing fees earned during the six months ended June 30, 2017 were $21.2 million compared to $14.6 million, which represented a 45% increase compared to the prior period.

Cost of revenue (exclusive of depreciation and amortization expense)

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Origination related	$10,987	$8,526	$2,461	29%
Servicing related	11,147	8,252	2,895	35
Fair value change in FCR liability	28,771	15,751	13,020	83

Total cost of revenue (exclusive of depreciation and amortization expense)	$50,905	$32,529	$18,376	56%

Origination related. Origination related expenses during the six months ended June 30, 2017 increased commensurate with the 26% increase in transaction volume compared to the same period in 2016. These expenses support our origination growth primarily through maintaining customer service staff to enable the facilitation of Bank Partner loans on our platform. We have invested, and expect to continue to invest, in personnel to support the origination process, which, in addition to customer service, includes credit related personnel who are able to design and analyze new loan products, as well as audit our compliance with loan origination guidelines. As part of our loan facilitation activities, we also incur costs related to credit and identity verification, among other activities.

Servicing related. Servicing related expenses, including personnel, printing and postage expenses, increased commensurate with a 40% increase in consumer accounts with a balance at June 30, 2017 compared to June 30, 2016. Our personnel are available at two dedicated call centers—one in Georgia and one in Kentucky—to help consumers with loan balance related inquiries and to provide other support. We also perform collections efforts on delinquent loans. Finally, we print and mail monthly statements to each consumer borrower with an account balance.

Fair value change in FCR liability. The increase in the fair value change in FCR liability was driven largely by an increase in promotional loans, an indicator of which is billed finance charges on loans in promotional status. As of June 30, 2017, we had $95.4 million of billed finance charges on loans in promotional status and subject to reversal, a 36% increase over $70.3 million as of June 30, 2016. Also, deferred interest product settlements increased by $10.7 million, or 21%, during the six months ended June 30, 2017 compared to the prior period. Further, the fair value change related to our FCR liability was impacted to a lesser extent by our assumed weighted average future reversal rate, which was 88.7% as of June 30, 2017 compared to 86.4% as of June 30, 2016. The increase in our assumed future reversal rate is indicative of a continuing trend during 2017 of an increased percentage of customers paying off their loan balance in full during the promotional period compared to 2016. From the beginning of the comparable 2016 period to the six months ended June 30, 2017, we saw an increase in originations of 18 and 24 month deferred interest products (as compared to 12 month deferred interest products) as a percentage of total deferred interest product originations. As the repayment period is extended, we have observed an increased percentage of customers paying off their loan balance in full during the promotional period.

A calculation of our FCR liability is included below.

	Six months ended June 30,
	2017	2016
	(dollars in thousands)
Beginning balance	$68,064	$49,459
Incentive payments from Bank Partners	41,017	41,029
Settlements	(61,533)	(50,812)
Fair value change in FCR liability	28,771	15,751

Ending balance	$76,319	$55,427

Incentive payments received from our Bank Partners were $41.0 million during the six months ended June 30, 2017, which was nearly identical to the comparable period in 2016. While the average loan servicing portfolio grew by 45% during the six months ended June 30, 2017 compared to the prior period, there was an offsetting impact from a decline of 48 basis points in the billed finance charges received from our loan servicing portfolio. The decline in billed finance charges was the result of lower annual percentage rates on Bank Partner originations during 2016 combined with the run-off of the portfolio’s higher annual percentage rate loans from prior periods. Further, the receipt of billed interest from deferred products was reduced by net charge-offs during the period on other Bank Partner loans.

Settlements with respect to our FCR liability were $61.5 million during the six months ended June 30, 2017, which represented an increase of $10.7 million, or 21%, relative to the comparable period in 2016. Settlement activity increased primarily as a result of growth in deferred interest loan product originations.

We anticipate that cost of revenue will increase for the foreseeable future as we expand our capacity to support increased loan origination volume and increasing loan servicing portfolio. Further, because deferred interest loan products will continue to be an important loan offering by our Bank Partners and merchants to consumers, we expect increased fair value additions to our FCR liability.

Compensation and benefits

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Compensation and benefits	$24,506	$19,461	$5,045	26%

The overall increase in compensation and benefits expense was primarily driven by increased headcount. Headcount for employees not included in cost of revenue averaged 333 in the six months ended June 30, 2017 compared to 249 in the same period in 2016, an increase of 34%. Management expects compensation and benefits to increase for the full year 2017 compared to 2016 as we continue to add headcount, particularly in our sales and marketing and technology functions.

Sales and marketing

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Sales and marketing	$572	$610	$(38)	(6)%

Sales and marketing expense was mostly flat for the six months ended June 30, 2017 compared to the prior period. This was primarily a result of the offsetting impacts of expenses unique to 2016 related to assessing our branding and advertising strategy and expenses unique to 2017 related to increased digital marketing efforts. We expect sales and marketing expenditures to become more significant in the remainder of 2017 as we work to further increase brand recognition and communicate our program benefits to new and potential merchants.

Property, office and technology

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Property, office and technology	$5,280	$3,853	$1,427	37%

The increase in property, office and technology expense for the six months ended June 30, 2017 compared to the prior period was primarily driven by an increase of $0.7 million in external software development and consulting and $0.6 million of hosting and software licensing and subscription costs.

Depreciation and amortization

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Depreciation	$945	$785	$160	20%
Amortization	930	896	34	4

Total depreciation and amortization	$1,875	$1,681	$194	12%

The increase in depreciation expense during the six months ended June 30, 2017 compared to the prior period was indicative of increases in computer hardware and leasehold improvement spend to support our growing infrastructure needs over the past year. The relatively flat change in amortization expense for the six months ended June 30, 2017 compared to the prior period was primarily attributable to a decline in capitalized information technology projects during the past twelve months.

General and administrative

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
General and administrative	$8,006	$4,105	$3,901	95%

The increase in general and administrative expense during the six months ended June 30, 2017 compared to the prior period was due to an increase of $1.0 million in financial advisory fees paid in connection with increasing one of our Bank Partner funding commitments. Further, an increase of $2.1 million period over period was attributable to legal, compliance and accounting fees. The increase in accounting fees primarily reflected increased costs incurred in preparation of becoming a public company. Lastly, escrow payouts to our Bank Partners increased $0.4 million period over period due to slight declines in Bank Partner loan credit performance.

Related party expenses

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Related party expenses	$1,004	$828	$176	21%

The increase in related party expenses for the six months ended June 30, 2017 compared to the prior period was primarily driven by a slight increase in the amount of space that we lease from a related party to accommodate our growing workforce.

Other income/(expense), net

	Six months ended June 30,		Change
	2017	2016	$	%
	(dollars in thousands)
Interest income, net	$2,357	$1,873	$484	26%
Other gains/(losses)	1,108	(279)	1,387	N/A

Total other income/(expense), net	$3,465	$1,594	$1,871	117%

The increases in interest income, net and other gains for the six months ended June 30, 2017 compared to the prior period was largely driven by an increase in loan receivables held for sale, as interest income, net primarily resulted from interest accrued and collected on loan receivables held for sale. Further, other gains were generated through recoveries of charged off principal balances on our loan receivables held for sale. Loan receivables held for sale averaged $76.1 million during the six months ended June 30, 2017 compared to $42.9 million in the same period in 2016, which represented an increase of 77%. This increase was due primarily to the introduction of material new loan products during the period with respect to which we purchased receivables (referred to as “R&D Receivables”) that we expect to sell in the future. Interest income during the six months ended June 30, 2017 was partially offset by interest expense of $0.2 million related to our Credit Facility (as defined below) established in 2017. See Note 7 to the Consolidated Financial Statements of GSLLC included in this prospectus for additional information regarding the Credit Facility.

Years Ended December 31, 2016, 2015 and 2014

Revenue

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Transaction fees	$228,446	$152,678	$102,194	$75,768	50%	$50,484	49%
Servicing and other	35,419	20,779	7,664	14,640	70%	13,115	171%

Total revenue	$263,865	$173,457	$109,858	$90,408	52%	$63,599	58%

2016 Compared to 2015. The increase in revenue was primarily due to a 50% increase in transaction fees from $152.7 million in 2015 to $228.4 million in 2016. Transaction fee revenue grew due to a 39% increase in transaction volume combined with an increase in transaction fees earned per dollar originated to 7.93% in 2016 compared to 7.35% in 2015.

The increase in servicing and other was primarily attributable to an increase in average loan servicing portfolio. For 2016, our average loan servicing portfolio (exclusive of loan receivables held for sale) increased from $2.0 billion in 2015 to $3.1 billion in 2016, or 55%. Fixed servicing fees earned during 2016 were $32.4 million, or 106 basis points of average loan servicing portfolio, compared to $20.1 million, or 101 basis points of average loan servicing portfolio, during 2015. The period over period increase was largely driven by certain Bank Partners moving to a larger fixed servicing fee during 2016.

2015 Compared to 2014. The increase in revenue was primarily due to an increase in transaction fees of $50.5 million, or 49%. Transaction fee revenue grew due to a 43% increase in transaction volume combined with an increase in transaction fees earned per dollar originated of 7.35% in 2015 compared to 7.03% in 2014.

The increase in servicing and other was primarily attributable to an increase in average loan servicing portfolio. For 2015, our average loan servicing portfolio (exclusive of loan receivables held for sale) increased to $2.0 billion from $1.0 billion in 2014, or 100%. Fixed servicing fees earned during 2015 were $20.1 million, or 101 basis points of average loan servicing portfolio, compared to $7.5 million, or 74 basis points of average loan servicing portfolio, during 2014. The lower amounts in 2015 and 2014 relative to our typical contractual fixed servicing fee were due to balances included in our average loan servicing portfolio associated with Bank Partners that did not pay a fixed servicing fee during those periods, as these Bank Partner relationships were subject to a variable servicing fee.

Cost of revenue (exclusive of depreciation and amortization expense)

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Origination related	$19,094	$13,185	$9,497	$5,909	45%	$3,688	39%
Servicing related	18,548	14,051	10,354	4,497	32%	3,697	36%
Fair value change in FCR liability	41,503	9,270	(3,382)	32,233	348%	12,652	N/A

Total cost of revenue (exclusive of depreciation and amortization expense)	$79,145	$36,506	$16,469	$42,639	117%	$20,037	122%

2016 Compared to 2015. The increase in cost of revenue was primarily due to a $32.2 million increase in the fair value change in our FCR liability, which was driven primarily by an increase in promotional loans, as deferred interest product originations grew 30% year over year. As of December 31, 2016, we had $83.5 million of billed finance charges on loans in promotional status compared to $62.3 million as of December 31, 2015, a 34% increase. Further, our assumed weighted average future reversal rate increased to 88.3% in 2016 from 86.0% in 2015, which is indicative of a trend of an increased percentage of customers paying off their loan balances in full during the promotional period. From the beginning of 2015 through 2016, we saw an increase in originations of 18 and 24 month deferred interest products (as compared to 12 month deferred interest products) as a percentage of total deferred interest product originations. As the repayment period is extended, we have observed an increased percentage of customers paying off their loan balance in full during the promotional period.

Origination related expenses increased to support our origination growth primarily through hiring customer service staff to enable the facilitation of Bank Partner loans on our platform. Our transaction volume increased to $2.9 billion in 2016 from $2.1 billion in 2015, a 39% increase.

Servicing related expenses increased commensurate with the 48% increase in consumer accounts with a balance at December 31, 2016 compared to December 31, 2015. These expenses primarily consisted of personnel, printing and postage expenses.

2015 Compared to 2014. The increase in cost of revenue was primarily due to a $12.7 million increase in the fair value change in our FCR liability, which was driven by an increase in promotional loans, as deferred interest product originations grew 61% year over year. As of December 31, 2015, we had $62.3 million of billed finance charges on loans in promotional status compared to $33.9 million as of December 31, 2014, an 84% increase. Further, our assumed weighted average future reversal rate increased to 86.0% in 2015 from 84.2% in 2014, which was indicative of a trend of an increased percentage of customers paying off their loan balances in full during the promotional period.

Origination related expenses increased to support our origination growth primarily through hiring customer service staff to enable the facilitation of Bank Partner loans on our platform. Our transaction volume increased to $2.1 billion in 2015 from $1.5 billion in 2014, a 40% increase.

Servicing related expenses increased commensurate with the 69% increase in consumer accounts with a balance at December 31, 2015 compared to December 31, 2014. These expenses primarily consisted of personnel, printing and postage expenses to support our servicing activities.

A calculation of our FCR liability for 2014 through 2016 is included below, which highlights the increased settlement activity in each subsequent year attributable to higher originations of promotional loans in each subsequent year.

	December 31,
	2016	2015	2014
	(dollars in thousands)
Beginning balance	$49,459	$27,906	$7,098
Incentive payments from Bank Partners	79,508	80,826	48,476
Settlements	(102,406)	(68,543)	(24,286)
Fair value change in FCR liability	41,503	9,270	(3,382)

Ending balance	$68,064	$49,459	$27,906

2016 Compared to 2015. Incentive payments received from our Bank Partners decreased $1.3 million, or 2%, in 2016 compared to 2015. The decrease was primarily a result of a decline of 129 basis points in the billed finance charges within our loan servicing portfolio, which is reflective of a mix shift in Bank Partner originations during the period to relatively lower annual percentage rate loans compared to the prior period. Settlements with respect to our FCR liability increased $33.9 million, or 49%, in 2016 compared to 2015. Settlement activity increased primarily as a result of growth in deferred interest loan product originations.

2015 Compared to 2014. Incentive payments received from our Bank Partners increased $32.4 million, or 67%, in 2015 compared to 2014. The increase was primarily a result of the increasing Bank Partner loan portfolios during the period. Settlements with respect to our FCR liability increased $44.3 million, or 182%, in 2015 compared to 2014 primarily as a result of growth in deferred interest loan product originations.

Compensation and benefits

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Compensation and benefits	$39,836	$27,738	$13,247	$12,098	44%	$14,491	109%

2016 Compared to 2015. The increase in compensation and benefits expenses was primarily headcount related, which contributed to the increases in base compensation, bonuses and benefits and other. Headcount not included in cost of revenue averaged 263 in 2016 compared to 184 in 2015, a 43% increase. The largest headcount increases were in the sales and marketing and technology functions.

2015 Compared to 2014. The increase in compensation and benefits expenses was primarily headcount related, which contributed to the increases in base compensation, bonuses and benefits and other. Headcount not included in cost of revenue averaged 184 in 2015 compared to 89 in 2014, a 107% increase. The largest headcount increases were in the sales and marketing and technology functions.

Sales and marketing

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$1,085	$861	$276	$224	26%	$585	212%

2016 Compared to 2015. The increase in sales and marketing expenses was primarily due to an increase in trade show expenses.

2015 Compared to 2014. The increase in sales and marketing expense was primarily due to increased spend on sales demand generation, as well as marketing and brand consulting fees.

Property, office and technology

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Property, office and technology	$8,000	$4,283	$2,312	$3,717	87%	$1,971	85%

2016 Compared to 2015. The increase in property, office and technology expense was primarily driven by increases of $1.3 million in external software development and software maintenance costs, $0.8 million in software licenses and $0.9 million in rent expense. The increase was additionally attributable to expenses related to enterprise hosting services and computer hardware.

2015 Compared to 2014. The increase in property, office and technology expense was primarily driven by increases of $0.8 million in software licenses and $0.4 million in external software development and maintenance costs, as well as expenses related to enterprise hosting services.

Depreciation and amortization

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	$ Change
	(dollars in thousands)
Depreciation	$1,757	$830	$375	$927	112%	$455	121%
Amortization	1,951	1,526	996	425	28%	530	53%

Total depreciation and amortization	$3,708	$2,356	$1,371	$1,352	57%	$985	72%

2016 Compared to 2015. The increase in depreciation and amortization expense was indicative of increased infrastructure expenses, as well as increased capitalization of internally-developed software costs.

2015 Compared to 2014. The increase in depreciation and amortization expense was indicative of increased infrastructure expenses, as well as increased capitalization of internally-developed software costs.

General and administrative

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
General and administrative	$10,602	$7,071	$7,664	$3,531	50%	$(593)	(8)%

2016 Compared to 2015. The increase in general and administrative expense was primarily due to a $1.0 million increase in compliance costs associated with a one-time state licensing requirement, a $0.9 million increase in the provision for doubtful accounts receivable, which rose due to higher write-offs, a $0.4 million increase in escrow contributions to our Bank Partners, as well as increases in certain personnel-related costs, including recruiting fees and meals and travel expenses, which were positively correlated with our growing workforce.

2015 Compared to 2014. The decrease in general and administrative expense was primarily related to $1.1 million lower financial advisory fees in 2015 than in 2014, partially offset by a $0.4 million increase in legal and accounting fees.

Related party expenses

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Related party expenses	$1,678	$1,536	$1,130	$142	9%	$406	36%

2016 Compared to 2015. Related party expenses in 2016 were relatively flat compared to 2015 due to minimal incremental activity associated with our premises leased from a related party.

2015 Compared to 2014. The increase in related party expenses was primarily due to an increase in rent expense associated with amendments to our lease agreement with a related party in June 2015 and September 2014 to expand the leased premises.

Other income/(expense), net

	Year ended December 31,			2016 vs. 2015		2015 vs. 2014
	2016	2015	2014	$ Change	% Change	$ Change	% Change
	(dollars in thousands)
Interest income, net	$7,302	$1,912	$1,050	$5,390	282%	$862	82%
Other losses	(2,649)	(1,199)	(330)	(1,450)	121%	(869)	263%

Total other income, net	$4,653	$713	$720	$3,940	553%	$(7)	(1)%

2016 Compared to 2015. The increase in other income related to a higher balance of loan receivables held for sale, including an increase in interest income, partially offset by increased losses on our loan receivable sales. Loan receivables held for sale averaged $90.6 million in 2016 compared to $16.0 million in 2015, a 466% increase.

2015 Compared to 2014. Other income, net in 2015 was relatively flat compared to 2014, which was attributable to higher interest income in 2015, offset by higher losses on loan receivable sales. This activity is indicative of our higher average balance of loan receivables held for sale throughout 2015 of $16.0 million compared to $11.7 million in 2014, a 37% increase.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated from operations. Cash and restricted cash totaled $210.7 million at June 30, 2017, a decrease of $17.5 million from December 31, 2016. The most significant cash flow activities for the six months ended June 30, 2017 consisted of $40.1 million of cash provided by operating activities, $2.0 million of cash used for capital expenditures and $55.6 million of cash used in financing activities, which primarily related to $55.3 million of member tax distributions. We currently anticipate that our available funds, revolving loan facility and cash flow from operations will be sufficient to meet our operational cash needs for the foreseeable future.

GreenSky, Inc. is a holding company with no operations of our own and, as such, we will depend on our subsidiaries for cash to fund all of our operations and expenses. We will depend on the payment of distributions by our current and future subsidiaries, including GS Holdings and GSLLC, and such distributions may be restricted as a result of regulatory restrictions, state law regarding distributions by a limited liability company to its members, or contractual agreements, including agreements governing their indebtedness. For a discussion of those restrictions, see “Risk Factors—Risks Related to Our Organizational Structure—We will be a holding company with no operations of our own and, as such, will depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.”

In particular, the Credit Agreement relating to GS Holdings’ term loan and revolving loan facility contains certain negative covenants prohibiting GS Holdings and GSLLC from making cash dividends or distributions unless certain financial tests are met. In addition, while there are exceptions to these prohibitions, such as an exception that permits GS Holdings to pay our operating expenses, these exceptions apply only when there is not a default under the Credit Agreement. We currently anticipate that such restrictions will not impact our ability to meet our cash obligations.

Cash flows

We prepare our Consolidated Statements of Cash Flows using the indirect method, under which we reconcile net income to cash flows provided by/(used in) operating activities by adjusting net income for those items that impact net income, but may not result in actual cash receipts or payments during the period. The following table provides a summary of our operating, investing and financing cash flows for the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
	(dollars in thousands)
Consolidated Statements of:
Cash Flows Data
Net cash provided by/(used in) operating activities	$121,943	$118,173	$78,365	$40,156	$(22,940)
Net cash used in investing activities	$(4,666)	$(3,251)	$(3,759)	$(1,985)	$(3,468)
Net cash provided by/(used in) financing activities	$725	$(40,487)	$(51,925)	$(55,629)	$(38,133)

Cash and restricted cash totaled $228.1 million as of December 31, 2016, an increase of $118.0 million from December 31, 2015. This increase primarily reflected $121.9 million of cash generated from operations, partially offset by $4.7 million of cash used for capital expenditures.

Cash and restricted cash totaled $110.1 million as of December 31, 2015, an increase of $74.4 million from December 31, 2014. This increase primarily reflected $118.2 million of cash generated from operations, partially offset by $3.3 million of cash used for capital expenditures. Further, the $40.5 million of cash used in financing activities was almost entirely related to member tax distributions.

Our restricted cash balance totaled $103.6 million as of June 30, 2017 and was comprised of three components: $53.3 million represented the amounts that we have escrowed with Bank Partners as limited protection to the Bank Partners in the event of excess Bank Partner portfolio credit losses; $33.4 million represented an additional restricted cash balance that we maintained for certain Bank Partners related to our FCR liability; and $16.9 million represented certain custodial in-transit loan funding and consumer borrower payments that we were restricted from using for our operations. The restricted cash related to our FCR liability and our custodial balances were not considered in our evaluation of restricted cash usage, which is discussed in Note 11 to the Consolidated Financial Statements of GSLLC included in this prospectus.

Cash provided by/(used in) operating activities

Six months ended June 30, 2017 vs. 2016. Cash flows provided by operating activities were $40.2 million during the first six months of 2017 compared to cash flows used in operating activities of $22.9 million during the same period in 2016. Net income of $60.6 million and $59.3 million for the six months ended June 30, 2017 and 2016, respectively, was adjusted for certain non-cash items of $4.0 million and $2.9 million, respectively, which were predominantly related to depreciation, amortization and equity-based expense. Uses of operating cash in both the 2017 and 2016 periods were primarily driven by purchases of loan receivables held for sale of $41.0 million and $91.2 million, respectively. Historically, we have purchased loan receivables held for sale as we develop new loan products for our Bank Partners with the anticipation that our Bank Partners will purchase the loan receivables held for sale in future periods as they adopt new credit policies. The decrease in loan receivables held for sale activity in the 2017 period compared to the 2016 period reflects our Bank Partner investment in loan receivables that were considered R&D Receivables in 2016. Further, the increase in accounts payable was $6.5 million higher in the current period versus the prior period. This was primarily due to an increase in the escrow payable related to our FCR liability of $5.6 million during the 2017 period. Finally, an additional source of cash in both the 2017 and 2016 periods was from an increase in our FCR liability of $8.3 million and $6.1 million, respectively. The increase period over period was driven largely by an increase in promotional loans.

Year ended December 31, 2016 vs. 2015. Cash flows from operating activities of $121.9 million in 2016 and $118.2 million in 2015 primarily resulted from net income of $124.5 million and $93.8 million, respectively, adjusted for certain non-cash items of $6.2 million and $3.7 million, respectively, which predominantly were related to depreciation, amortization and equity-based expense. A source of cash during both 2016 and 2015 was related to increases in our FCR liability of $18.6 million and $21.6 million, respectively.

An additional source of cash in 2016 was related to the collection of deposits of $5.8 million compared to a use of cash related to deposits of $1.1 million in 2015. During 2015, we posted a $5.8 million deposit with our transaction processor, which served as pre-funding for Bank Partner transactions that had been processed by the transaction processor, but not yet funded by the Bank Partners. Starting in 2016, the Bank Partners provided the requisite funding to our transaction processor to cover the initial funding of processed transactions and, thus, the Company recorded no deposit balance as of December 31, 2016 related to this arrangement.

Lastly, the $4.3 million year-over-year increase in cash provided from other liabilities primarily related to increases in accrued rebates of $2.6 million, deferred lease liabilities of $1.0 million and accrued compensation of $1.5 million.

In 2016, these increases were partially offset by a use of cash of $39.4 million related to loan receivables held for sale purchases compared to a source of cash from loan receivables held for sale of $3.4 million in 2015. The increased use of cash in 2016 was indicative of increased origination volume on our platform of 39% period over period, as well as the introduction of material new loan products during the period.

Year ended December 31, 2015 vs. 2014. Cash flows from operating activities of $118.2 million in 2015 and $78.4 million in 2014 primarily resulted from net income of $93.8 million and $68.1 million, respectively, adjusted for certain non-cash items of $3.7 million and $2.1 million, respectively, which predominantly were related to depreciation, amortization and equity-based expense. Cash from other liabilities increased to $4.7 million in 2015 compared to $1.3 million in 2014 primarily due to increases in deferred lease liabilities of $1.6 million and accrued compensation of $1.5 million. Further, loan receivables held for sale provided a source of cash in 2015 of $3.4 million compared to a use of cash in 2014 of $3.1 million. This change was related to increased sales execution of our loan receivables held for sale period over period. An additional significant source of cash during both 2015 and 2014 was related to increases in our FCR liability of $21.6 million and $20.8 million, respectively.

These increases were partially offset by the use of cash for deposits of $1.1 million in 2015 and $4.8 million in 2014. These uses of cash reflected our obligation during the periods to post a deposit with our transaction processor based on processed transactions at the end of the period. An additional use of cash in both periods related to increases in accounts receivable of $1.6 million in 2015 compared to $4.8 million in 2014, which were reflective of the year-over-year increases in transaction fee revenue of 49% in 2015 and 192% in 2014.

Cash used in investing activities

Six months ended June 30, 2017 vs. 2016. Cash used in investing activities was $2.0 million during the first six months of 2017 compared to $3.5 million during the same period in 2016. In the first six months of 2017, we spent $0.7 million on computer hardware, $0.4 million on leasehold improvements, $0.4 million on furniture and $0.5 million on software, most of which were costs related to internally-developed software. In the first six months of 2016, we spent $1.4 million on leasehold improvements, most of which was associated with the build out of new corporate office space, $1.0 million on computer hardware, $0.7 million on software primarily related to capitalized cost and $0.4 million on furniture.

Year ended December 31, 2016 vs. 2015. Cash used in investing activities was $4.7 million during 2016 compared to $3.3 million during 2015. In 2016, we spent $1.7 million on leasehold improvements related to the build out of new corporate office space, as well as an additional build out of space at our operational center and technology locations in Georgia. Further, we spent $1.4 million on computer hardware during 2016 compared to $0.9 million in 2015, which supported our increased headcount and our new corporate office space in each year. Additionally, we spent $1.1 million on software during 2016 and $1.8 million in 2015, most of which was capitalized cost related to internally-developed software. Lastly, we spent $0.5 million on furniture during 2016 and $0.4 million during 2015, which predominantly was related to the increase in staffing during each year.

Year ended December 31, 2015 vs. 2014. Cash used in investing activities was $3.3 million during 2015 compared to $3.8 million in 2014. Capital expenditures in 2014 primarily consisted of $2.2 million on software compared to $1.8 million in 2015, most of which was capitalized cost related to internally-developed software. Further, we spent $0.8 million on computer hardware during 2014 compared to $0.9 million in 2015 to support increases in headcount. Lastly, we spent $0.6 million during 2014 on furniture, which primarily was related to our build out of an additional floor at our Georgia operational center, which also served as corporate headquarters during that time.

Cash provided by/(used in) financing activities

Our financing activities in the periods presented primarily consisted of equity issuances and redemptions (and related expenses), as well as member tax distributions. Member tax distributions typically are based on the minimum required estimated tax payments that our members are expected to have to make during any given period and typically are paid in January, April, June and September of each year. Special distributions are also possible.

Six months ended June 30, 2017 vs. 2016. Cash used in financing activities was $55.6 million during the first six months of 2017 compared to $38.1 million during the same period in 2016, which was primarily related to member tax distributions of $55.3 million during the 2017 period and $38.1 million during the 2016 period. The increase in member tax distributions period over period was primarily attributable to higher net income in 2016 compared to 2015. We had an additional use of cash in the 2017 period of $0.4 million related to fees associated with the establishment of our Credit Facility.

Year ended December 31, 2016 vs. 2015. We had net cash provided by financing activities of $0.7 million in 2016 compared to net cash used in financing activities of $40.5 million in 2015. During 2016, we issued Class C units that generated net proceeds of $48.2 million. In addition, we made member tax distributions of $46.9 million in 2016. The remaining activity related to a $0.6 million redemption from terminated employees of Class A units during the period. During 2015, we issued Class A units that generated gross proceeds of $10.0 million, which were used to redeem Class A units on a pro rata basis and to pay certain transaction-related costs. Also during the period, we used $1.0 million to redeem Class A units from terminated employees. Finally, we paid member tax distributions of $39.5 million in 2015.

Year ended December 31, 2015 vs. 2014. Net cash used in financing activities was $40.5 million in 2015 compared to $51.9 million in 2014. During 2014, we issued Class A units that generated net proceeds of $12.6 million and issued Class B units that generated net proceeds of $287.6 million. The net proceeds from the Class B issuances and $6.3 million of cash on hand were used to redeem Class A units from electing members on a pro rata basis. We also used $0.4 million during 2014 to redeem Class A units. Lastly, we paid member distributions during 2014 of $45.2 million, of which $16.5 million were considered special distributions.

Credit facility

In February 2017, we entered into a two-year, $50.0 million revolving credit facility (the “Credit Facility”), which was expandable, upon our request and successful syndication, to $100 million. The proceeds from borrowings under the Credit Facility were expected to be used to fund working capital needs and for general corporate purposes. The interest rates payable on borrowings under the Credit Facility were calculated at either an alternate base rate plus a 1.25% per annum margin or an adjusted LIBOR rate plus a 2.25% per annum margin. We had the ability to request the issuance of letters of credit under the Credit Facility. As of June 30, 2017, we had no outstanding borrowings under the Credit Facility. This Credit Facility was terminated in August 2017 when we entered into the Credit Agreement relating to our term loan and revolving loan facility, as discussed below.

See Note 7 to the Consolidated Financial Statements of GSLLC included in this prospectus for additional information on that Credit Facility.

Term loan and revolving loan facility

On August 25, 2017, GS Holdings entered into a $450 million Credit Agreement with a group of lenders (“Credit Agreement”). The Credit Agreement provides for a $350 million term loan and a $100 million revolving loan facility. The facilities are guaranteed by GS Holdings’ significant subsidiaries, including GSLLC, and are secured by liens on substantially all of the assets of GS Holdings and the guarantors. Interest on the loans can be based either on a “Eurodollar rate” or a “base rate” and fluctuates dependent upon a “first lien net leverage ratio.” The Credit Agreement contains a variety of covenants, many of which are designed to limit the ability of GS Holdings to make distributions on, or redeem, its equity interests unless, in general, either (a) its “first lien net leverage ratio” is no greater than 1.50 to 1.00, or (b) the funds used for the payments come from certain sources (such as retained excess cash flow and the issuance of new equity) and its “total net leverage ratio” is no greater than 3.00 to 1.00. In addition, during any period when 25% or more of our revolving facility is utilized, it is required to maintain a “first lien net leverage ratio” no greater than 3.50 to 1.00. There are various exceptions to these restrictions including, for example, exceptions that enable us to pay our operating expenses and to make certain tax distributions. Unless extended, the term loan matures on August 25, 2024, and the revolving facility matures on August 25, 2022. The proceeds from the term loan, along with $7.9 million of cash, were used to make a $346.5 million distribution to Class A, B and C unit holders and holders of profits interests. As of the date hereof, $335.9 million of the distribution has been distributed. The remainder will be distributed upon the vesting or forfeiture of certain profits interests. The revolving loan facility has not been drawn as of the date hereof, and is available to fund future needs of GS Holdings’ business.

See Note 15 to the Consolidated Financial Statements of GSLLC included in this prospectus.

Tax Receivable Agreement

Our purchase of Holdco Units from the Exchanging Members using a portion of the net proceeds from this offering, our acquisition of the equity of the Former Corporate Investors, and any future exchanges of Holdco Units for our Class A common stock pursuant to the Exchange Agreement are expected to result in increases in GreenSky, Inc.’s allocable tax basis in the assets of GS Holdings. These increases in tax basis are expected to increase (for tax purposes) depreciation and amortization deductions allocable to GreenSky, Inc. and, therefore, reduce the amount of tax that GreenSky, Inc. otherwise would be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. We and GS Holdings will enter into the Tax Receivable Agreement with the TRA Parties, whereby GreenSky, Inc. will agree to pay to those parties 85% of the amount of cash tax savings, if any, in United States federal, state and local taxes that GreenSky, Inc. realizes or is deemed to realize as a result of these increases in tax basis, increases in basis from such payments and deemed interest deductions arising from such payments.

Due to the uncertainty of various factors, we cannot estimate with any precision the likely tax benefits we will realize as a result of our purchase of Holdco Units from the Exchanging Members, our acquisition of the equity of the Former Corporate Investors and any future exchanges of Holdco Units for our Class A common stock pursuant to the Exchange Agreement, and the resulting amounts we are likely to pay out to the TRA Parties pursuant to the Tax Receivable Agreement, although we expect that such payments will be substantial. For our current estimate of such amounts, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Because GreenSky, Inc. will be the managing member of GS Holdings, which is the managing member of GSLLC, we will have the ability to determine when distributions (other than tax distributions) will be made by GSLLC to GS Holdings and the amount of any such distributions, subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our Credit Agreement or other debt instruments). Any such distributions will then be distributed to all holders of Holdco Units, including us, pro rata based on holdings of Holdco Units. The cash received from such distributions will first be used by us to satisfy any tax liability and then to make any payments required under the Tax Receivable Agreement. We expect that such distributions will be sufficient to fund the required payments under the Tax Receivable Agreement.

Contractual Obligations

Our principal commitments consisted of obligations under operating leases for equipment and office facilities. The following tables summarize our commitments to settle contractual obligations in cash as of the dates presented.

June 30, 2017	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$19,398	$3,120	$6,835	$6,725	$2,718

December 31, 2016	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$19,399	$2,902	$6,417	$6,875	$3,205

The payments that we may be required to make under the Tax Receivable Agreement to the TRA Parties may be significant and are not reflected in the contractual obligations tables set forth above as they are dependent upon future taxable income. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

Off-Balance Sheet Arrangements

We did not have any material off-balance sheet arrangements in the six months ended June 30, 2017, nor in the years ended December 31, 2016, 2015 and 2014.

Contingencies

From time to time, we may become a party to civil claims and lawsuits arising in the ordinary course of our business. We record a provision for a liability when we believe that it is both probable that a liability has been incurred and the amount can be reasonably estimated, which requires management judgment. As of June 30, 2017, December 31, 2016 and December 31, 2015, we were not a party as a defendant to any litigation that we believed was material and did not record any provision for liability during those periods. Should any of our estimates or assumptions change or prove to be incorrect, it could have a material impact on our business.

Recently Issued or Adopted Accounting Standards

See “Recently Issued or Adopted Accounting Standards” in Note 1 to the Consolidated Financial Statements of GSLLC included in this prospectus.

Critical Accounting Policies and Estimates

Our consolidated financial statements were prepared in conformity with GAAP. The preparation of financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. Such estimates and assumptions include, but are not limited to, those that relate to fair value measurements around our FCR liability and share-based compensation. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes. On an ongoing basis, we evaluate our judgments and estimates that are based upon historical experience and various other assumptions that we believe to be reasonable under the circumstances.

Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements of GSLLC included in this prospectus. The following is a summary of our most critical accounting estimates, which represent those that involve a higher degree of uncertainty, judgment or complexity. Accordingly, these are the policies we believe to be most critical in fully understanding and evaluating our financial condition and results of operations.

Finance charge reversals

We offer certain loan products that have a feature whereby the account holder is provided a promotional period to repay the loan principal balance in full without incurring a finance charge. For these loan products, we bill interest each month throughout the promotional period and, under the terms of the contracts with our Bank Partners, are obligated to remit this billed interest to the Bank Partners if an account holder pays off the loan balance in full within the promotional period. This obligation is partially offset by the receipt of monthly incentive payments from Bank Partners during the promotional period, which vary from month to month. Therefore, the monthly process of billing interest on deferred loan products triggers a potential future FCR liability for us. The FCR component of our Bank Partner contracts qualifies as an embedded derivative.

The FCR liability is carried at fair value on a recurring basis in the Consolidated Balance Sheets and is estimated based on historical experience and management’s expectation of future FCR. The FCR liability is classified within Level 3 of the fair value hierarchy, as the primary component of the price is obtained from unobservable inputs based on our data, reasonably adjusted for assumptions that would be used by market participants.

The FCR liability is not designated as a hedge for accounting purposes and, as such, changes in its fair value are recorded within cost of revenue in the Consolidated Statements of Operations.

Share-based compensation

We issue Class A unit option awards and profits interests awards to certain employees, and directors and non-employees, which are measured at fair value at the date of grant. We estimate the fair values using the Black-Scholes option pricing model, which requires inputs such as expected term, expected volatility, expected dividend yield and risk-free interest rate. The estimated forfeiture rates of options and profits interests also affect the amount of aggregate compensation expense we will incur. These inputs are subjective and generally require significant analysis and judgment to develop.

For options, we estimate the expected term based on the midpoint between the scheduled vesting and expiration dates of the awards, as we have insufficient historical option exercise experience upon which to reasonably estimate an expected term. For profits interests awards, we determine the expected term to be equivalent to the vesting period. We estimate the expected volatility based on an independent study of publicly-traded peer companies. The risk-free interest rates on options and profits interests awards are based on the yields available on United States Treasury bonds, and the forfeiture rates are primarily derived from our historical data. Lastly, our dividend yield was 0% for the most recent interim period, as we do not expect to pay dividends.

The following inputs and assumptions were used to value the options granted during the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015.

	Year ended December 31,		Six months ended June 30, 2017
	2016	2015
Risk-free interest rate	1.33 – 2.29%	1.67 – 2.10%	2.10 – 2.23%
Expected unit volatility	40.9 – 44.4%	40.9 – 45.0%	24.60 – 44.40%
Expected dividend yield	0%	0 – 6.98%	0%
Expected option life (in months)	78	72 – 78	78
Fair value of Class A unit option	$32.23 – $50.03	$12.12 – $33.29	$34.45 – $49.92
Fair value of Class A unit	$76.00 – $106.17	$56.49 – $76.00	$106.17 – $113.95

The following inputs and assumptions were used to value the profits interests (limited to profits interests without an associated capped Class A unit option) granted during the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015.

	Year ended December 31,		Six months ended June 30, 2017
	2016	2015
Risk-free interest rate	1.07 – 1.60%	1.67 – 1.70%	1.82 – 1.84%
Expected unit volatility	40.90 – 44.40%	40.90%	24.60 – 24.80%
Expected dividend yield	0%	0%	0%
Expected option life (in months)	60	60	60
Fair value of profits interests	$28.12 – $43.03	$28.86 – $28.90	$29.18 – $30.63
Fair value of Class A unit	$76.00 – $106.17	$56.49 – $76.00	$106.17 – $113.95

Due to the absence of an active market for our Class A units, the fair value of the Class A units, which are used as an input into the valuation of both our Class A unit options and profits interests granted is determined by our board of managers based on a third-party valuation and input from our management. The valuation of the Class A units is performed by independent valuation specialists when the board of managers believes an event has occurred that may significantly impact the value of our Class A units.

The valuation specialists apply valuation techniques and methods that conform to generally accepted valuation practices and standards established by the American Society of Appraisers in accordance with Uniform Standards of Professional Appraisal Practice. The valuation methodologies and techniques utilized are also consistent with guidance issued by the American Institute of Certified Public Accountants (“AICPA”) in its Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, 2013. They use a number of objective and subjective factors including:

•	prices at which our Class A units have been bought and sold in third-party, arms-length transactions during 2014 and 2015;

•

our capital structure and the prices at which we issued our Class B and Class C units and the relative rights and characteristics of the Class B and Class C units as compared to those of our Class A units;

•	our results of operations, financial position and our future business plans, which include financial forecasts and budgets;

•	capital market data on interest rates, yields and rates of return for various investments;

•	the material risks related to our business, the state of the development of our target markets and the pace of adoption of our platform;

•	the market performance of publicly traded companies in the financial technology and payment processing sectors;

•	external market conditions affecting the financial technology sector;

•	the degree of marketability for the Class A units including contractual restrictions on transfer of the units; and

•

the likelihood of achieving a liquidity event for the holders of our Class A, Class B and Class C units, profits interests and Class A option holders, such as an initial public offering, given prevailing market conditions.

Valuation of Class A Option and Profits Interests Grants in 2014, 2015 and 2016

Our board of managers granted a total of 412,242; 268,246; and 42,000 Class A unit options with weighted average exercise prices of $26.37, $58.50 and $90.73 per unit in the years ended December 31, 2014, 2015 and 2016, respectively. Additionally, our board of managers granted a total of 1,137,598 and 204,500 profits interests at weighted average threshold prices of $76.00 and $83.38 per unit in the years ended December 31, 2015 and 2016, respectively. No profits interests grants were made during 2014. The exercise and threshold prices were generally based on the prevailing fair value of our Class A units at the time of each share-based grant.

Valuation of Class A Option and Profits Interests Grants in 2017

Our board of managers made the following grants during 2017:

•	January 2017: 3,000 Class A unit options at an exercise price of $106.17 per share;

•	April 2017: 21,750 Class A unit options at an exercise price of $111.09 per share and 2,500 profits interests at a threshold price of $111.09 per share; and

•	May 2017: 6,000 Class A unit options at an exercise price of $113.95 per share and 27,000 profits interests at a threshold price of $113.95 per share.

The grant date exercise and threshold prices were based on the fair value of our Class A units as of each valuation date for the April and May 2017 awards, using probability weighted expected return method (“PWERM”) and option pricing model valuation techniques.

The probability weightings assigned to certain potential exit scenarios were based on management’s expected near-term and long-term funding requirements, review of general initial public offering market trends, review of technology company initial public offering trends, analysis of initial Form S-1 filings versus withdrawn initial public offerings and an assessment of the most attractive liquidation possibilities at the time of the valuation.

The valuations also applied discounts for lack of marketability ranging from 20% to 25% to reflect the fact that there is no market mechanism to sell our Class A units and, as such, the Class A unit option and profits interests holders will need to wait for a liquidity event such as an initial public offering or a sale of our Company to facilitate the sale of their equity awards. In addition, there are contractual transfer restrictions placed on Class A units and profits interests in the event that our Company remains private.

The fair value determined at the grant date is expensed, based on our estimate of awards that will eventually vest, on a straight-line basis over the vesting period. Share-based compensation expense is included within compensation and benefits expense in the Consolidated Statements of Operations.

Qualitative and Quantitative Disclosures about Market Risk

We are exposed to market risk, including changes to interest rates, and credit risk.

Interest rate risk

Loans Originated by Bank Partners. The fixed interest rates charged on the loans that our Bank Partners originate are calculated based upon a margin above a market benchmark at the time of origination. Increases in the market benchmark would result in increases in the interest rates on new loans. Increased interest rates may adversely impact the spending levels of our merchants’ customers and their ability and willingness to borrow money. Higher interest rates often lead to higher payment obligations, which may reduce the ability of customers to remain current on their obligations to our Bank Partners and, therefore, lead to increased delinquencies, defaults, customer bankruptcies and charge-offs, and decreasing recoveries, all of which could have a material adverse effect on our business. Further, even though we intend to increase our transaction fee rates in response to rising interest rates, we might not be able to do so rapidly enough (or at all).

R&D Receivables. Changes in U.S. interest rates affect the interest earned on our cash and could impact the market value of loan receivables held for sale. A hypothetical 100 basis points increase in interest rates could result in a decrease of approximately $3.3 million and $1.2 million in the market value of our loan receivables held for sale as of June 30, 2017 and December 31, 2016, respectively. Alternatively, a 100 basis points decrease in interest rates would not impact the reported value of our loan receivables held for sale, as they are carried at the lower of cost or fair value. Since we typically sell loan receivables held for sale at par to our Bank Partners, which is indicative of our short-term holding period, we do not expect interest rate risk to be a material risk to our operations. As of June 30, 2017 and December 31, 2016, the weighted average age of our loan receivables held for sale based on the origination date relative to the respective reporting date was approximately 0.5 years.

Credit risk

Credit risk management is a critical component of our management and growth strategy. Credit risk refers to the risk of loss arising from consumer default when consumers are unable or unwilling to meet their financial obligations. In 2016, the portfolios of loans held by our Bank Partners, in aggregate, experienced 2.3% annualized net credit losses. We expect this credit loss rate to stay relatively constant over time; however, our portfolio may change over time as we look for additional opportunities to generate attractive risk-adjusted returns for our Bank Partners. Our Bank Partners own and bear substantially all of the credit risk on their wholly-owned loan portfolios. We have full credit risk exposure as it relates to the loan receivables that we hold for sale.

We regularly assess and monitor the credit risk exposure of our Bank Partners. This process commences with the credit application process on our platform, during which a credit decision is rendered to a customer immediately based on preset underwriting standards provided by our Bank Partners. In rendering this decision, we generally obtain certain information provided by the applicant and a credit bureau report from one of the major credit bureaus. Further, on behalf of our Bank Partners as part of our obligation as the loan servicer, we try to mitigate portfolio credit losses through our collection efforts on past due amounts. For loans wholly-owned by our Bank Partners, our specific credit risk exposure is limited to the escrows that we have established for their benefit, which is determined as a contractual percentage of the Bank Partners’ monthly originations (up to a cap). Further, portfolio credit losses impact the amount of incentive payments we receive and, therefore, are positively correlated with the fair value change in our FCR liability.

We bear all of the credit risk associated with the receivables that we hold for sale. This portfolio was highly diversified across over 3,920 and 4,445 consumer loans as of June 30, 2017 and December 31, 2016, respectively, without significant individual exposures.

The following table demonstrates the increase/(decrease) to our restricted cash, fair value change in FCR liability and loan receivables held for sale as of the dates indicated, assuming a 100 basis points increase or decrease in portfolio credit losses, while holding all other inputs constant.

Portfolio credit loss sensitivity	December 31,				June 30, 2017
	2016		2015
	+100 bps	-100 bps	+100 bps	-100 bps	+100 bps	-100 bps
	(dollars in thousands)
Restricted cash(1)	$(1,782)	$585	$(353)	$548	$(1,047)	$281
Fair value change in FCR liability	27,129	(29,451)	17,918	(18,802)	17,488	(19,018)
Loan receivables held for sale	(906)	906	(160)	160	(380)	380

(1)	Represents restricted cash associated with our financial guarantee. Restricted cash movements herein demonstrate the hypothetical increase or decrease in our obligation to cover Bank Partner portfolio losses, assuming a 1% change in portfolio credit losses. See Note 11 to the Consolidated Financial Statements of GSLLC included in this prospectus for additional information on our financial guarantee.

BUSINESS

Company Overview

We are a leading provider of point-of-sale financing and payments technology designed to facilitate merchant sales. Our technology platform reduces the friction and improves the economics associated with a consumer making a large purchase and a bank originating a loan to finance such purchase. We have over 8,800 active merchants on our platform today and, since our inception, merchants have used our platform to enable approximately 1.3 million consumers to finance over $9 billion of transactions with our Bank Partners.

We have a strong recurring revenue model built upon repeat and growing usage by merchants. We derive most of our revenue and profitability from upfront transaction fees that merchants pay us every time they facilitate a transaction using our platform. Thus, our profitability is highly correlated with merchant transaction volume. This recurring revenue model, combined with our efficient, low-cost go to market strategy, has helped us generate strong margins and net income growth of 83% from 2014 to 2016 and Adjusted EBITDA growth of 86% from 2014 to 2016. For information regarding our use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, see “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial Data.”

Over the past decade, we have developed and have been advancing and refining our technology platform to provide the following significant benefits to merchants, consumers and banks:

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Merchants. Our merchants, which range from small, owner-operated home improvement contractors and healthcare providers to large national home improvement brands and retailers, rely on us to facilitate low or deferred interest promotional point-of-sale financing and payments solutions that enable higher sales volume. Our platform is designed to provide a seamless experience for our merchants with a mobile-native design that is intuitive and easy to use. Our technology integrates effortlessly with merchants’ existing payments systems while also allowing merchants to access funds faster.

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Consumers. Consumers on our platform, who to date typically have been homeowners with super-prime or prime credit scores, find financing with promotional terms to be an attractive alternative to paying with cash, check, credit card, or general purpose revolving credit, particularly in the case of larger purchases. We provide a completely paperless, mobile-enabled experience that typically permits a consumer to apply and be approved for financing in less than 60 seconds at the point of sale.

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Banks. We provide our Bank Partners, which include SunTrust Bank, Regions Bank, Synovus Bank and Fifth Third Bank, among others, with access to our proprietary technology solution and merchant network, enabling them to build a diversified portfolio of high quality consumer loans with attractive risk-adjusted yields. Our platform delivers significant loan volume while requiring minimal upfront investment by our Bank Partners. Furthermore, our program is designed to adhere to the regulatory and compliance standards of our Bank Partners, which has helped us to gain their confidence, allowing them to outsource both loan facilitation and servicing functions to us.

Our platform enables visible recurring revenues and a scalable business model for GreenSky. We have cultivated strong relationships with manufacturers and trade associations (which we refer to as Sponsors) to amplify the reach of our technology, enabling us to efficiently and cost effectively onboard large numbers of potential merchants underlying each Sponsor. We offer potential merchants a platform that they can adopt without friction—including no upfront fees, capital expenditure, or onerous systems integration. When our merchants offer our solution at the point of sale, they provide our Bank Partners with cost-effective access to a vast number of consumers. This ecosystem of merchants, consumers and Bank Partners allows us to generate recurring revenues with minimal customer acquisition and marketing costs, resulting in attractive unit economics and strong margins.

As we scale, network effects reinforce and support the growth of our ecosystem. As our solution becomes integral to the manner by which our merchants regularly drive sales, these merchants and their sales associates become more deeply engaged and frequent users. As more sales associates, merchants and consumers benefit from our solution and develop affinity for our brand, we believe they promote GreenSky to other merchants and generate further organic interest. As more merchants and consumers become satisfied users of the GreenSky program, we are able to grow volume to support relationships with new Bank Partners and negotiate larger commitments from our existing Bank Partners. We believe these network effects reinforce an attractive virtuous cycle, whereby larger bank commitments allow us to facilitate more financing, which in turn attracts more merchants and consumers. We are also able to collect valuable consumer and purchase-related transaction data that create the potential to cross-market our solutions across our constituents and generate more transaction volume on our platform over time.

We have developed our proprietary technology infrastructure with an emphasis on stability, speed, scalability and security. Combining contemporary web server technology with purpose-built utilities, our platform has significant flexibility and processing capabilities that support the full transaction lifecycle: credit application, loan underwriting, real-time allocation of loans to our Bank Partners, borrower loan document distribution, loan funding and settlement, and borrower servicing functions. To develop this technology, we have spent in excess of $74 million on research and development, and we currently employ more than 175 technologists and product development professionals.

We currently operate primarily in the home improvement market, where we work with a large number of small, owner-operated contractors, Sponsors such as Renewal by Andersen, and large retailers and brands including The Home Depot. We recently have expanded into our second industry vertical, elective medicine. Both home improvement and elective medicine are large, fragmented markets with creditworthy consumers who tend to make large-ticket purchases that are well-suited for promotional financing. We continue to explore other industry verticals that share these characteristics and will allow us to continue to provide significant benefits to our constituents and generate attractive returns for GreenSky.

We generate revenue primarily through a success-based transaction fee paid by merchants every time they facilitate a transaction and receive a payment using our platform. The transaction fee rate depends on the terms of financing selected by a consumer. In addition, we collect servicing fees on the loan portfolio we service for our Bank Partners. Lastly, although historically these fees have not been material, we may earn performance fees when the profitability of our Bank Partners’ portfolios exceeds agreed-upon targets.

We have achieved significant growth in active merchants, transaction volume, net income, gross profit and Adjusted EBITDA, while demonstrating our ability to generate strong margins. Transaction volume (which we define as the dollar value of loans facilitated on our platform during a given period) increased 39% from $2.1 billion in 2015 to $2.9 billion in 2016. Active merchants (which we define as merchants that submitted at least one consumer loan application during the 12 months ended at the date of measurement) increased 44% from 5,074 in 2015 to 7,287 in 2016. Over the same period, net income grew 33% from $94 million to $124 million, gross profit increased 35% from $137 million to $185 million, and Adjusted EBITDA grew 34% from $97 million to $131 million.

Our Market Opportunity

We believe technology is transforming and streamlining commerce, reducing the traditional transaction frictions that merchants and consumers face, and opening new payments and financing channels for banks. Payments and consumer financing are vast markets in the United States with $12.8 trillion of personal consumption expenditure in 2016, according to the U.S. Department of Commerce, and $3.8 trillion of consumer loans outstanding in 2016, according to the Federal Reserve System. We believe the following trends define the U.S. consumer finance market, and other core markets, today.

Our Core Markets are Sizeable and Growing

The home improvement market is large and growing, representing approximately $300 billion in spending volume in 2016, according to the Joint Center for Housing Studies of Harvard University, although not all home improvement projects are of a size suitable for financing. Merchants in this market range from small, owner-operated contractors to large national brands and retailers. Since inception, our Bank Partners have used our program to extend $8.9 billion of loans for home improvement sales and projects involving, among other things, windows, doors, roofing and siding; kitchen and bath remodeling; and heating, ventilation and air conditioning units. We believe that spending on home improvement goods and services will continue to increase as the national housing stock ages and existing home sales increase.

In 2016, we began expanding into elective medicine, which, like the home improvement market, is a large, fragmented market featuring creditworthy consumers who tend to make large-ticket purchases. Elective medicine providers include doctors, dentists, outpatient surgery centers and clinics providing orthodontics, cosmetic and aesthetic dentistry, vision correction, bariatric surgery, cosmetic surgery, hair replacement, reproductive medicine, veterinary medicine and hearing aid devices. We believe that because of population aging, innovations in medical technology and ongoing healthcare cost inflation, we are well positioned to increase volume in our elective medicine industry vertical.

We believe we have a significant opportunity to more deeply penetrate the home improvement industry vertical and to begin to meaningfully penetrate the elective medicine industry vertical. In addition, we continually evaluate opportunities for expansion into new industry verticals and geographies. We seek industry verticals with significant annual consumer spending and financing volume, merchants that seek to offer promotional financing to their customers, and opportunities to generate attractive risk-adjusted yields for our Bank Partners.

Banks Seek Consumer Credit Exposure but are Not Well-Positioned to Lend at the Point of Sale

We believe that banks seek attractive risk-adjusted yields and portfolio diversification through exposure to consumer credit. Banks’ traditional consumer lending advantages have included physical branch networks and trusted brands. However, our experience has demonstrated that consumers are increasingly comfortable using mobile devices to shop, make payments and manage finances. This has provided an opening at the point of sale for a new lending channel, but it is one that many banks to date have had a difficult time accessing. We believe the trend toward paperless point-of-sale financing will continue as a result of the near-ubiquity of smartphones in consumers’ lives and continued adoption of electronic transaction technologies. According to Pew Research Center, 93% of adult Americans earning more than $75,000 per year owned a smartphone in 2016.

Legacy Financing Solutions are Less Attractive to Consumers

Providers of installment loan financing to consumers traditionally have required paper-based applications for which consumers are required to gather burdensome amounts of information. Accordingly, there often has been a substantial time lag between a consumer deciding to apply for a loan and receiving approval, and then from approval to funding. Meanwhile, revolving credit alternatives such as credit cards are faster and more convenient but are characterized by high rates and restrictive credit limits for large-ticket purchases. Consequently, prime consumers tend to use credit cards as payment, rather than financing, solutions. Absent a simple, fast and cost-effective alternative to finance large-ticket purchases, many consumers resort to paying with cash, debit card or check, or avoiding purchases altogether.

Our Ecosystem

We have built an entrenched ecosystem of merchants, consumers and Bank Partners. Our platform enables each of these constituents to benefit from enhanced access to each other and to our technology, resulting in a virtuous cycle of increasing engagement and value creation. We believe our ecosystem grows stronger with scale.

Value Proposition to Merchants

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Increased sales volume. Promotional payment plans and financing solutions make it easier for merchants to sell more goods and services. We have observed that our customizable solution helps merchants increase ticket size and conversion of sales.

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Seamless integration. We design our solution to deliver instant value, enabling our merchants’ sales associates to use their existing mobile device to facilitate loans through our platform. We settle payments via a national credit card payment network or through the Automated Clearing House (“ACH”) network, meaning merchants that already accept these types of payments require no systems integration to adopt our platform. This frictionless onboarding makes consumer point-of-sale financing available for merchants of all sizes.

•	Accelerated funding. Our merchants typically receive a sizeable portion of their funding faster than they would if they were paid in installments in a more traditional 30-day billing cycle.

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Superior customer service. We work creatively and collaboratively to design promotional financing offers that fulfill the needs of our merchants while continuing to improve our solution to appeal to their customers.

Value Proposition to Consumers

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Superior experience. Because we are able to process an application and approve financing at the point of sale with limited burden on the consumer, our platform enables consumers to “apply and buy” in most cases in less than a minute, utilizing an intuitive mobile interface and paperless loan agreement.

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Promotional interest rates and terms. The majority of the loans facilitated by our platform carry promotional financing with deferred interest or low-rate terms, an attractive alternative relative to the rates on credit card balances.

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Enables larger purchases. By allowing merchants to market to their customers by focusing on the monthly cost of their purchase rather than a one-time upfront cash outlay, consumers are able to better budget for larger purchases.

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Preserves revolving credit availability. Rather than utilizing revolving credit for large purchases, which results in available credit lines being reduced, the loans we facilitate preserve credit card availability for everyday purchases.

Value Proposition to Banks

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Consumer credit exposure at attractive risk-adjusted yields. We believe loans originated on our platform offer strong net interest margin, credit performance, and duration characteristics relative to banks’ other unsecured consumer lending opportunities.

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Nationally-diversified, small-balance loans. While many of our Bank Partners may traditionally focus on lending opportunities within their geographic footprints, our platform enables them to originate loans in all 50 states and at an average loan size of less than $10,000, thus creating an efficient mechanism to aggregate a granular, diversified national portfolio.

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Access to our proprietary technology and merchant network. Over the past decade, we have built and refined our technology platform to deliver significant value to merchants and consumers. We have also cultivated strong relationships with Sponsors and merchants resulting in 8,893 active merchants as of June 30, 2017. We believe our Bank Partners would require significant time and investment to build such a technology solution and merchants network themselves.

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No customer acquisition cost and limited operating expenses. Our platform alleviates the need for our Bank Partners to bear any marketing, software development or technology infrastructure costs required to originate loans.

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Robust compliance framework. We continually refine and upgrade our platform, risk management and servicing capabilities to meet the compliance, documentation and vendor management requirements of our Bank Partners and their regulators.

Our Business Model

Efficient Go to Market Strategy

•	Technology led, simple and affordable. Our digital offering enables an efficient, low-cost distribution model and offers frictionless setup at no upfront fee to merchants.

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Sponsor driven. We leverage our Sponsor relationships to access a large network of merchants at a minimal cost. Our track record demonstrates that Sponsors are attracted to working with GreenSky because they believe our promotional financing and payments platform is a valuable tool for their affiliated merchants.

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Organic and expansive. As merchants and their sales associates observe the competitive and other advantages that our program provides, we expect to experience greater demand. We have started to experience the impact of word-of-mouth marketing as sales associates who have used the program have begun working with new merchants and advocated joining the program. With over 45,000 sales associates having now downloaded and used the GreenSky mobile application, they are expected to serve as a strong organic customer acquisition channel.

Visible and Recurring Revenue Streams

Although we offer our technology at no upfront cost, we monetize via an upfront transaction fee every time a merchants receives a payment using our platform. This creates stable, recurring revenues, aligns our incentives with the interests of our merchants, and enables us to grow along with our ecosystem. In addition, our Bank Partners pay us a recurring servicing fee over the outstanding life of their loans.

Attractive Unit Economics

Our low-cost go to market strategy, combined with our visible and recurring revenue model, provides for a fast payback period and strong dollar-based retention:

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Fast payback period. We measure the effectiveness of our sales and marketing spend by evaluating our “payback period” on acquisitions of new merchants. Payback period refers to the number of months it takes for the cumulative transaction fees we earn from merchants acquired during a given month to exceed our total sales and marketing spend in that same month. On average in 2016, our payback period was approximately five months.

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Strong dollar-based retention. After acquiring merchants, we experience strong retention of those merchants and transaction volume growth over time, which we measure by evaluating our “dollar-based retention” rate. Dollar-based retention refers to transaction volume generated during a given quarter by all merchants that have been active on our platform for more than one year, relative to the equivalent amount of transaction volume generated by the same merchants in the prior year quarter. Our calculation is adjusted for a two quarter seasoning period, during which transactions generated by newly acquired merchants are not included in our dollar-based retention calculation, in order to eliminate the impact of any one-time expansion during the period immediately post acquisition. This figure has exceeded 100% on our platform for each quarter in the past three years, demonstrating that our existing merchants are growing volume period over period, even after accounting for merchant attrition.

Our Technology

We believe our technology provides us the following competitive and strategic advantages:

•	Intuitive user interface. We have designed our digital platform to be simple and easy to use.

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Paperless application and documentation environment. Our platform auto-populates applications using a mobile device’s location data and a scan of the consumer’s driver license, eliminating unnecessary effort. Once the transaction is approved, a digital loan agreement is delivered in real time, generally back to the same mobile device. The consumer accepts the terms of the agreement electronically, eliminating the need for a physical signature.

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Capacity to support a wide range of promotional financing solutions. Our technology enables merchants of all sizes and their sales associates to select among several promotional financing solutions based on customer preferences.

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Significant flexibility and processing capabilities. Our technology stack includes an “Application Tier” (multiple user-facing applications) and a dynamic “Database Tier” (real time algorithmic underwriting and processing functionality, data archiving, lookup, and reporting). Together, this results in a comprehensive technology solution that supports the full transaction lifecycle: credit application, loan underwriting, real-time bank loan allocation, borrower loan document distribution, bank loan funding and settlement, and all borrower servicing functions.

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Real time credit decisions and placement with a Bank Partner. We have developed an algorithm that underwrites potential loans against the specified credit criteria of each of our Bank Partners. Once loan applications are underwritten and matched against the Bank Partners’ credit criteria, a proprietary digital “round-robin” system allocates each unique approved loan to a Bank Partner.

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Automated regulatory compliance. During the underwriting process, our systems instantly check applicants against national databases designed to identify potential money laundering and other “red flags.”

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Integration into payments network. We settle and fund transactions on a national credit card network or via the ACH system, allowing merchants to adopt our digital platform without any capital expenditure or back-end payment systems integration.

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System of record and loan servicing. Our technology maintains the system of record for the portfolio of each of our Bank Partners, whereby details of all loans initiated, funded and serviced are maintained in a secure, online, user-accessible environment.

•	Scalable digital platform. Because each feature of our platform is digitally-enabled, we can efficiently adapt to the changing preferences of our constituents and achieve greater scale.

Our Strengths and Competitive Advantages

Differentiated Technology Platform and Customer Experience

We have invested significantly, and continue to invest, in our proprietary technology, including software development, process engineering, mobile enablement, and design functions, allowing us to deliver a seamless experience to merchants, consumers and Bank Partners. We believe that our proprietary, patent-pending technology is unique because it can deliver:

•	Frictionless setup and multiple promotional financing alternatives for our merchants

•	An intuitive, mobile-native user interface, and real-time “apply and buy” capabilities, for consumers

•	Instant digital loan underwriting and distribution mechanisms for our Bank Partners

We believe these capabilities will help us deepen our existing relationships and provide a competitive advantage in winning new business.

Large, Entrenched Ecosystem

As of June 30, 2017, we had 8,893 active merchants. Since our inception, our Bank Partners have used our technology and network of merchants to provide over $9 billion of financing to approximately 1.3 million consumers. The powerful network effects of our platform strengthen this ecosystem, providing increasing value to GreenSky and each of our constituents as we scale. We believe we become more entrenched with our network of constituents as merchants increasingly depend on our solution to drive sales, consumers begin requesting our solution to finance large purchases and additional banks begin to rely on us as an attractive way to build and grow a diversified consumer loan portfolio.

Trusted Relationship with our Bank Partners

We have continually refined and upgraded our compliance, control, servicing and collections functions to meet the regulatory requirements, documentation and operating standards applicable to our Bank Partners, which include several of the largest banks in the United States, and to us. We believe our multi-year track record of delivering on and growing volume commitments from our Bank Partners demonstrates our success in this regard, attracts commitments from new Bank Partners, and facilitates increasing commitments and new product development with our existing Bank Partners.

Asset-Light Model

Our Bank Partners originate and own the loans that they facilitate on our platform. We derive a substantial majority of our revenue and profitability from upfront transaction fees every time a merchant facilitates a transaction and receives a payment using our platform.

Attractive Consumer Profile

Consumers using our platform live in all 50 states and typically are or have been homeowners with super-prime or prime credit scores. During the six months ended June 30, 2017, the credit-line weighted average consumer credit score for loans facilitated by our platform was 770.

Efficient Go To Market Strategy and Recurring Revenue Model Drive Strong Operating Leverage

We leverage our proprietary technology and strong Sponsor relationships to efficiently access and onboard a large network of merchants. Our merchants, once acquired, allow us to reach an even larger universe of consumers and facilitate repeat transactions at very low cost relative to the transaction fee we receive. Coupled with the highly scalable technology anchoring our platform, we deliver strong operating margins.

Our Growth Opportunities

We have significant opportunities to expand our business. Our growth strategy focuses on the following efforts to continue to deliver value for our constituents and expand our ecosystem.

Onboard More Merchants

We intend to continue building relationships with large Sponsors and independent, high-sales volume merchants in our existing industry verticals. We plan to leverage our technology-led go-to-market strategy to accelerate recognition of the GreenSky brand while preserving attractive customer acquisition costs. We will continue to invest in hiring skilled sales professionals who can help us add new high value merchants to our platform, thereby growing our market share and transaction volume.

Expand into New Industry Verticals, Including Online Retail and Traditional Store-Based Merchants

We have begun to expand into the elective medicine industry vertical and intend to explore other large, fragmented markets with creditworthy consumers who tend to make large-ticket purchases online and in-store. For example, online retail represents an attractive and low cost acquisition channel ripe for penetration that fits synergistically with our existing point-of-sale mobile platform. In 2016, domestic retail sales through the e-commerce platform exceeded $375 billion, growing by almost 15% over the prior year according to the U.S. Census Bureau. The consumer credit and payments industry in the online retail market is highly competitive. In the online retail market, we would expect to face competition from a diverse landscape of consumer lenders, including credit card issuers, traditional banks and new technology-centric payment tools. In addition, efforts by us and our merchants to promote use of the GreenSky program in the online retail market may not be as effective as promotion in-person at the point of sale. We also may face greater fraud-related risk, which generally is low in our traditional in-person model.

We expect to seek out additional attractive industry verticals (whether online or in-store) based on our ability to efficiently go to market, grow market share, generate attractive risk-adjusted yields for our Bank Partners and continue to maximize value for our constituents.

Widen Our Spectrum of Consumers and Funding Partners

We continue to evaluate opportunities to assist our merchants to drive more sales by extending financing to a wider range of consumer credit profiles. To facilitate this extension of our platform, we may work with our Bank Partners to offer near-prime and non-prime financing, leveraging our technology platform to offer merchants and consumers a “single application” user experience that is designed to be superior to the user experience offered by our competitors in traditional “second-look” programs. We may expand our universe of Bank Partners to undertake these opportunities.

Leverage Our Current Customer Base and Bank Partner Relationships to Deliver New Solutions

We believe we have a substantial opportunity to cross-market value-enhancing solutions to consumers and to our merchants. We believe that, as the number of transactions we facilitate increases, the data we accumulate from our technology platform will enable us to broaden our monetization model and leverage this data to attract incremental customers whom merchants may not have been able to source otherwise. Although most of the customers participating in the GreenSky program historically have been one-time, rather than repeat, customers within the home improvement industry vertical, we can potentially use data collected from prior customers to cross-market products to such customers for additional purchases across the home improvement, elective medicine and other industry verticals. We also believe that we can leverage our platform to efficiently connect consumers, including existing retail customers of our Bank Partners, with merchant-driven promotions, expanding GreenSky’s brand and driving incremental revenue in each of our industry verticals.

Expand Internationally

Over time, we believe that internationally our solution can address similar points of friction for merchants closing sales, consumers financing large purchases and banks originating consumer loans. We believe there are large, fragmented markets with creditworthy consumers in other geographies. We anticipate expanding internationally, likely in partnership with one or more financial institutions or other entities.

Our Payments and Financing Solutions

We enable our merchants to extend a diverse set of payment and credit products to their customers. Our sales and account management teams work directly with merchants and prospective merchants to identify financing products for their customers, including financing products with promotional features, such as low or deferred interest, and with varying maturities and annual percentage rates. By varying the merchant transaction fee percentage payable to us depending on the merchant’s desired terms, we are agnostic as to the selection of financing products our merchants decide to offer.

Our current core financing products include:

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Deferred Interest Loans: Promotional deferred interest installment loans with interest rates ranging from 17.99% to 26.99% for the life of the loan. All interest accrued during the defined period is waived if the principal balance is paid within the promotional period (typically six, 12, 18 or 24 months).

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Reduced Rate Loans: Reduced rate amortizing installment loans with interest rates ranging from 0% to 11.99% for the life of the loan based on the plan selected. Typical plans include 60, 84, 120 or 144 consecutive monthly payments beginning one month after accessing the approved loan.

Our Merchants

We partnered with 8,893 active merchants as of June 30, 2017. We define active merchants as those merchants that have submitted at least one consumer application during the 12 months ended at the date of measurement. We operate primarily in the home improvement market, where we work with large retailers and brands such as The Home Depot, Sponsors such as Renewal by Andersen, and an extensive network of owner-operated home improvement contractors. We work with their sales associates, many of whom have downloaded the GreenSky mobile application to their smart phones or tablets, in order to provide our solution to their customers. We have continually added larger merchants to our platform over time, while also diversifying our merchant base. The Home Depot is our largest single merchant and represented approximately 7% of our revenues in 2016. We added over 2,000 active merchants in 2016, representing an approximately 44% increase over year-end 2015.

In addition to the home improvement market, we recently entered the elective medicine industry vertical, where our technology platform facilitates the offering of payments and financing solutions to patients of healthcare providers, from small solo and multi-provider practices to large national provider groups.

Consumers

Consumers using our platform typically are homeowners with super-prime or prime credit scores. During the six months ended June 30, 2017, the credit-line weighted average consumer credit score for approved loans was 770, median reported income was $85,000, and median debt-to-income ratio was 21%. Consumers typically use our point-of-sale platform for their large-ticket homeowner projects because of our attractive value proposition and the low rate or deferred interest products that are available. As we grow our program and continue to expand into elective medicine and other industry verticals, the mix of consumers using our program may shift to consumers with lower credit scores, annual income and debt service characteristics, depending on demand from both our merchants and Bank Partners.

Our Bank Partners

Our Bank Partners include large, regional banks such as SunTrust Bank, Regions Bank, Synovus Bank and Fifth Third Bank. We continually evaluate the funding commitments of our Bank Partners to ensure that our pipeline is robust enough to fund growth and that our Bank Partners are originating and holding on their balance sheets their desired volume of attractive consumer loans. Our largest Bank Partners currently provide the preponderance of our funding commitments, and we believe that they have the appetite to increase their commitments. We also are in discussions with targeted banks with which we may partner in the future.

Competition

The consumer credit and payments market is highly fragmented and competitive. We face competition from a diverse landscape of consumer lenders, including traditional banks, credit unions and credit card issuers, as well as alternative technology-enabled lenders. Many of our credit and payment competitors, including Synchrony Financial, Wells Fargo and other credit card issuing banks, are (or are affiliated with) financial institutions with the capacity to hold loans on their balance sheets, increasing the potential profitability of individual consumer relationships. Some of these competitors offer a broader suite of products and services than we do, including retail banking solutions, credit and debit cards and loyalty programs.

We compete for merchants based on a number of key product features, including price, duration, simplicity of loan terms, promotional terms, ease of applying, merchant fees, user experience, and time-to-funding. Our existing core unsecured term loan products face competition primarily from home equity lines of credit and general purpose revolving credit cards. Consumers can access these alternatives through a range of traditional and technology-enabled sources. In the future, we may confront increased competition from existing competitors, as many traditional, large-

scale consumer lenders are investing in technology to streamline loan application and funding processes. We also expect to face additional competition from current competitors or others who embrace disruptive technologies to significantly change the consumer credit and payment industry.

Customer Service and Loan Servicing

Our focus on providing superior customer service is an important part of our relationship with merchants, consumers and banks.

Customer Service Platform

We set our service-level policies and procedures at the direction of our Bank Partners. We currently maintain customer contact centers in Atlanta, Georgia, and northern Kentucky, furthering our business continuity and security objectives across multiple markets. Collectively, our call centers are fully staffed from 6:00 am to 1:00 am Eastern Time on Monday through Saturday and from 8:00 am to 1:00 am Eastern Time on Sundays. Centers are operational 363 days a year, closing only on Thanksgiving and Christmas, ensuring that customer account inquiries, payment processing activity, and collection protocols operate continuously without interruption.

All of our management, training, quality assurance and other online and printed resources are available in English and Spanish. We have the capacity to quickly customize our interactive voice response and automatic call distribution campaigns to meet specific merchant needs and branding.

Loan Servicing and Payment Collections

Our approximately 250-person loan servicing and payment collections team is led by two senior managers with over 57 years of combined experience. In all interactions, we believe it is important to treat customers with respect, while complying with federal, state, and local laws.

Our primary collection method is telephone, which is segmented and operated across a variety of modes. Our dialer system has separate hardware and software for manual, preview, and predictive dialing to ensure compliance with the Telephone Consumer Protection Act of 1991 and the Fair Debt Collection Practices Act of 1977. Bankruptcy and deceased accounts are handled manually with a separate team. Do Not Call Accounts are coded and removed from daily dialing lists. Currently, no predictive dialing is being done but we may employ it as a payment collection method in the future.

Our collections strategy attempts to balance the customer experience with effective reduction of delinquent balances. To ensure that we are dialing all delinquent accounts, we track our efforts through a Unique Penetration Rate, which is the percentage of customers whom we have called at least once since the account was designated as delinquent. On a monthly basis, we review how often each number of delinquent accounts was dialed on one day, to ensure that we are adhering to best practices and not calling too often.

Multiple layers of controls ensure compliance with state and city restricted dialing, time-of-day restrictions, Do Not Call lists and cell phone restrictions. In addition, specialty processes are in place to appropriately manage customers facing unique situations, including bankruptcy, estates, third party debt management, power of attorney and legal representation.

A portion of our collectors’ compensation is linked to their individual compliance with our policies, rewarding those with exceptional compliance scores.

Loan servicing and collection functions currently are conducted by our employees, with no loan collection functions outsourced or conducted offshore.

Compliance

Our compliance management system leverages four key control components to ensure that our programs comply with applicable legal and regulatory requirements:

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Board and management oversight: Our board of directors, among other responsibilities, approves our enterprise risk appetite statement and framework, along with certain other compliance policies, and oversees the Company’s strategic plan and enterprise-wide risk management program.

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Compliance program: On behalf of our Bank Partners, we have developed and implemented a comprehensive, written compliance management program to maintain compliance with statutory and regulatory requirements applicable to the GreenSky program. Initial and ongoing training instructs customer-facing employees on applicable obligations.

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Responses to consumer complaints: We operate a proprietary complaints management system to identify, document, remediate and report complaints about products, merchants and our employees. Our Executive Vice President of Operations is responsible for ultimate system oversight, and our dedicated Senior Manager of Customer Solutions manages the system on a day-to-day basis. We attempt to resolve all complaints within 15 calendar days of receipt.

In our discretion, we make outbound calls to consumers to confirm that merchants are fulfilling their obligations. We also maintain a telephone hotline for receiving consumer complaints, which are recorded.

Our dispute resolution mechanism for addressing disputes between merchants and consumers largely focuses on ensuring merchants perform their agreed-upon obligations (and, if necessary and appropriate, to terminate our relationship with the non-compliant merchants). If our merchants fail to fulfill contractual commitments to our consumers or to comply with applicable law, we may decide to incur remediation costs in order to avoid or minimize the impact on the consumers. See “Risk Factors—If our merchants fail to fulfill their obligations to consumers or comply with applicable law, we may incur remediation costs.” We also could be subject to litigation arising from the dissatisfaction of a consumer with the products or services of a merchant. See “Risk Factors—Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.”

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Compliance audits: We maintain and continually evolve our audit programs to test compliance with policies and procedures. Compliance and audit managers are familiar with the statutes and regulations applicable to GreenSky and with all areas of the organization, including internal operations and products. This function is responsible for tracking regulatory changes, as well as for reviewing products, forms and marketing materials for compliance issues.

On behalf of our Bank Partners, we have developed and implemented regulatory compliance policies and procedures in a number of areas, including: Bank Secrecy Act / Anti-Money Laundering; Fair Credit Reporting Act; Truth in Lending Act; Equal Credit Opportunity Act; Service Member’s Civil Relief Act; and Unfair, Deceptive, and Abusive Acts and Practices.

As we onboard merchants to our platform, we screen merchants as part of our compliance management program for adherence to the regulatory compliance policies and procedures that we have developed on behalf of our Bank Partners, as discussed above. We require merchants to submit an application and, upon request, other supporting documentation, evidencing compliance with the documentation, vendor management and other requirements of our Bank Partners and their regulators. We also may conduct interviews in our discretion as part of the merchant screening process.

As we expand into the elective medicine industry vertical, we have adapted our compliance management program (including the merchant screening process) to address the significant additional regulatory requirements, including various healthcare and privacy laws, applicable to such industry vertical.

While no compliance program can assure that there will not be violations, or alleged violations, of applicable laws, we believe that our compliance management system is reasonably designed, and managed, to minimize this risk.

See “Risk Factors—We are subject to federal and state consumer protection laws.”

Legal Proceedings

From time to time, we and certain of our subsidiaries are involved in various lawsuits in state and federal courts regarding violations of state or federal statutes, regulations or common law related to matters arising out of the ordinary course of our business. We are not currently subject to any legal proceedings that we believe will have a materially adverse outcome.

Intellectual Property

We seek to protect our intellectual property by relying on a combination of federal, state, and common law in the United States, as well as on contractual measures. We use a variety of measures, such as trademarks and trade secrets, to protect our intellectual property. We also place appropriate restrictions on our proprietary information to control access and prevent unauthorized disclosures, a key part of our broader risk management strategy.

Given the innovative nature of our technology, we took steps to protect certain of our proprietary processes by applying for a patent in 2014. If issued, the patent, which is pending, will apply to our mobile application process, credit decisioning model, loan application logic, and several other key aspects of our technology. We also have registered several trademarks related to our name, “GreenSky,” including trademarking “GreenSky,” “GreenSky Credit,” and “GreenSky Patient Solutions,” as well as our logo. We believe our name and logo are important brand identifiers for consumers and for our merchants and Bank Partners.

Facilities

The table below sets forth selected information concerning our principal facilities as of December 31, 2016.

Location	Owned/Leased
Corporate Headquarters:
Atlanta, GA	Leased
Primary Call Centers:
Atlanta, GA	Leased
Crescent Hills, KY	Leased
Additional Facilities:
Alpharetta, GA	Leased

We believe our current facilities are adequate and that we will be able to find suitable space to accommodate foreseeable expansion.

Employees

As of December 31, 2016, GreenSky had 710 full-time employees, including 162 in technology and product, 292 in operations, 84 in collections, 104 in corporate functions, and 68 in sales and marketing, with substantially all located in metropolitan Atlanta, Georgia and Crescent Hills, Kentucky. None of our employees is represented by a labor union, and we believe we have positive relationships with our employees. We also occasionally engage third-party service providers, most often for contract programming services.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information as to persons who serve as GreenSky, Inc.’s executive officers and directors as of the date of this prospectus. Biographical information for each of the executive officers and directors can be found below.

Name	Age	Position
Executive Officers:
Gerald Benjamin	59	Vice Chairman and Director
Gene Burke	53	Chief Operating Officer
Chris Forshay	38	Executive Vice President, Sales & Marketing
Tim Kaliban	52	President and Chief Risk Officer
Robert Partlow	51	Executive Vice President and Chief Financial Officer
David Zalik	43	Chief Executive Officer, Director and Chairman of our Board of Directors
Non-Employee Directors:
Joel Babbit	64	Director
Gregg Freishtat	50	Director
Nigel Morris	59	Director
Robert Sheft	56	Director
Bryan Taylor	47	Director

Executive Officers

Gerald Benjamin has served as our Vice Chairman since 2014. Prior to joining the Company, Mr. Benjamin served as the Managing Partner of Atlanta Equity Investors, a middle market private equity firm; Head of Investment Banking at Navigant Capital Advisors; Senior Managing Director at Casas, Benjamin & White LLC, a national restructuring and mergers and acquisitions advisory firm; and CEO of Premier Healthcare, Inc., a health care services venture development and management company. Mr. Benjamin has 35 years of operating, investment banking, corporate finance advisory, principal investing, and restructuring experience. Mr. Benjamin is a CPA and received a Bachelor of Science degree in accounting from the University of Kentucky, where he was named a Coopers & Lybrand Scholar.

Gene Burke has served as our Chief Operating Officer since 2014. Mr. Burke has spent the past 25 years leading operations, data analysis, and project/process management organizations. He was Senior Director of Operations of Capital One Financial from 2012 until 2014. His extensive experience with large, growing teams at Capital One Financial included leadership of operations for contact center, fraud, merchant disputes, and collections, where he supervised a global network of over 2,500 associates. Mr. Burke is a graduate of the United States Naval Academy and served as an active and reserve Naval Aviator from 1986-2008.

Chris Forshay has served as our Executive Vice President of Sales & Marketing since 2017, having joined GreenSky in 2016 as our Executive Vice President of Sales. Prior to joining GreenSky, Mr. Forshay built sales for Reach150, a leader in referral management. Prior to his role at Reach150, Mr. Forshay spent the first 15 years of his career at Dell and Lenovo, where he led multi-billion dollar organizations across the technology stack and was responsible for post-merger integration efforts for key acquisitions. Mr. Forshay is a graduate of the University of Virginia earning his B.A. in Economics and Government and his MBA from the Darden School of Business.

Tim Kaliban has served as our President and Chief Risk Officer since 2012. Prior to joining the Company, Mr. Kaliban served as the Chief Operating Officer and Executive Vice President of Risk and Portfolio Management for TCM Bank, a leading provider of consumer and business credit card services to over 600 banks nationwide. Previously, Mr. Kaliban also directed product management and delivery for the card services division of Fidelity National Information Services,

Inc., an international financial services and payments processor. Prior thereto, he headed the card services unit of BankNorth, managing credit card, debit card, merchant, ATM and agent bank services. Mr. Kaliban received a B.A. from Middlebury College and an MBA from Tulane University.

Robert Partlow has served as our Executive Vice President and Chief Financial Officer since 2014. Prior to joining the Company, Mr. Partlow served as Chief Financial Officer and Executive Vice President for Seneca Mortgage Investment LLP, an investor and servicer in residential mortgage servicing. Previously, Mr. Partlow was a Senior Vice President at SunTrust, responsible for managing SunTrust’s mortgage loan portfolio and mortgage servicing rights portfolio. Prior to that, Mr. Partlow was the CFO for Fieldstone Investment Corporation, a NYSE traded real estate investment trust (“REIT”) that originated and invested in residential mortgages, where he established the REIT’s securitization program and led the company’s initial public offering. Mr. Partlow received a B.S. in Business Administration from the University of Richmond and a M.S. in Accountancy from the University of Virginia.

David Zalik has served as our Chief Executive Officer since co-founding GreenSky in 2006. Prior to co-founding the Company, Mr. Zalik founded MicroTech Information Systems, a computer hardware assembly company, and sold the business in 1996. Mr. Zalik also founded Outweb, a web and mobile-development consulting firm. Mr. Zalik was the recipient of the 2016 Ernst & Young National Financial Services Entrepreneur of the Year Award. We believe Mr. Zalik is qualified to serve in his current capacity as Chief Executive Officer and a director because of his substantial operating, product strategy and industry expertise gained from his previous background as well as his current role as CEO of GreenSky.

Non-Employee Directors

Joel Babbit has served as a member of our board of directors since 2015. Mr. Babbit serves as Chief Executive Officer of MNN Holdings LLC, a digital marketing and publishing company focused on content production and distribution, which he co-founded in 2009. Previously, Mr. Babbit served as President and Chief Creative Officer of GCI Group Inc., a leading global advertising agency. In 1996, Mr. Babbit co-founded 360, a marketing communications company, and served as its Chief Executive Officer until its acquisition by Grey Global Group in 2002. Mr. Babbit is a graduate of The University of Georgia, from which he received the John Holliman Award for Lifetime Achievement in 2015. Mr. Babbit’s experience of over 35 years in both traditional and digital marketing, branding and corporate communications qualify him to serve as a member of our board of directors.

Gregg Freishtat has served as a member of our board of directors since 2014. Mr. Freishtat is the founder and for the past three years has been the Chief Executive Officer of SalesWise, Inc. Prior to that, he was the Senior Vice President of Strategic Alliances at Outbrain Inc. Mr. Freishtat is a technology executive with over 20 years of experience leading innovative and transformative companies. He has founded four venture-backed start-ups, all of which had successful exits. Deeply rooted in venture capital and management of internet technology companies, he has led several companies through acquisition and has been involved in developing disruptive technologies in convergence of telecommunications/internet, personal finance/online banking, web based analytics and digital media/online marketing and currently relationship intelligence. Mr. Freishtat received an undergraduate degree from Boston University and his J.D. from the University of Maryland Law School. Mr. Freishtat’s extensive experience with disruptive technologies and rapidly growing ventures qualify him to serve as a member of our board of directors.

Nigel Morris has served as a member of our board of directors since 2014. Mr. Morris is the co-founder and managing partner of QED Investors, a direct investment fund focused on high-growth companies that leverage the breakthrough power of data strategies in financial technology. Prior to venture investing, Mr. Morris co-founded Capital One Financial Services in 1994 and served as President and Chief Operating Officer. Mr. Morris received a BSC with honors in Psychology from the East London University and a MBA with distinction from London Business School, where he is also a Fellow. Mr. Morris’s financial technology and consumer credit experience qualifies him to serve as a member of our board of directors.

Robert Sheft has served as a member of our board of directors since 2014. Mr. Sheft is the Chairman and CEO of Installation Made Easy, Inc. (“IME”), which he acquired in partnership with Roark Capital Group in August 2012. IME develops and coordinates home improvement programs marketed through retailers on a nationwide basis. Mr. Sheft is also a Senior Advisor to Roark Capital Group, a private equity firm based in Atlanta, Georgia. Prior to acquiring IME, Mr. Sheft was the founder, President and CEO of Simply Floored, a residential flooring company that was acquired by IME. Prior to founding Simply Floored, Mr. Sheft was the founder, President and CEO of RMA Home Services, Inc., which was acquired by The Home Depot in December 2003 to create a platform for its installed home improvement division. Prior to founding RMA, Mr. Sheft spent five years as a Managing Director in charge of merchant Banking at First Southwest. Mr. Sheft began his career as an attorney in the mergers and acquisitions practice of Skadden, Arps, Slate, Meagher & Flom. Mr. Sheft received a B.S. from the University of Pennsylvania’s Wharton School and a J.D. from Columbia Law School. Mr. Sheft’s extensive home improvement contractor experience qualifies him to serve as a member of our board of directors.

Bryan Taylor has served as a member of our board of directors since 2014. Mr. Taylor currently serves as a Partner of TPG Capital, L.P. (“TPG”) in the Technology Group and is responsible for its investments in software, data/analytics, and technology services. Prior to joining TPG in 2004, Mr. Taylor served as the Managing Director of Lawson International AB, focusing on software investments with particular interest in enterprise applications, systems software, and vertical market solutions. Previously, Mr. Taylor worked for a decade in the information technology industry as a Strategy Consultant. He served as Manager of Bain & Company, where he worked in the private equity and technology practice groups and co-founded Bain Ventures. Mr. Taylor holds a B.A. degree in Political Science with honors from Stanford University and a MBA from the Stanford Graduate School of Business. Mr. Taylor’s substantial experience in overseeing TPG’s technology investments qualify him to serve as a member of our board of directors.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Upon consummation of this offering, our board of directors will consist of seven directors. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Upon the consummation of this offering, our board of directors will be divided into three classes, each serving staggered, three-year terms:

•	our Class I directors will be and , and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	our Class II directors will be and , and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	our Class III directors will be , and Mr. Taylor and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

TPG, by virtue of the provisions of the former operating agreement of GSLLC, is entitled to designate a director for three years following this offering. TPG has agreed that the appointment of Mr. Taylor as a Class III director will satisfy that obligation.

As a result, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Independence of our Board of Directors

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that  do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of those directors is “independent,” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the  . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our Company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Upon consummation of this offering, our board of directors will have three standing committees: an audit committee; a compensation committee; and a governance and nominating committee. Each of the committees will report to the board of directors as it deems appropriate and as the board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

The audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Upon consummation of this offering, our audit committee will consist of   (Chair),   and  . Our board of directors has affirmatively determined that each of Messrs.  ,   and   meet the requirements for independence of audit committee members under applicable SEC and   rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the  . In addition,  will qualify as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our board of directors will adopt a new written charter for the audit committee, which will be available on the Investor Relations section of our website at www.greenskycredit.com upon the consummation of this offering. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Compensation Committee

After consummation of this offering, the compensation committee will determine our general compensation policies and the compensation provided to our directors and officers. The compensation committee will also review and determine bonuses for our officers and other employees. In addition, the compensation committee will review and determine equity-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our compensation committee will also oversee our corporate compensation programs. Upon consummation of this offering, our compensation committee will consist of   (Chair),  and  . Each member of our compensation committee will be independent, as defined under the  listing rules, and satisfies  ’s additional independence standards for compensation committee members. Each member of our compensation committee will be a non-employee director (within the meaning of Rule 16b-3 under the United States Securities Exchange

Act of 1934, as amended (the “Exchange Act”)) and an outside director, as defined by Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Our board of directors will adopt a new written charter for the compensation committee, which will be available on the Investor Relations section of our website at www.greenskycredit.com upon the consummation of this offering. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Governance and Nominating Committee

After consummation of this offering, the governance and nominating committee will be responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board. In addition, the governance and nominating committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. Upon consummation of this offering, our governance and nominating committee will consist of  (Chair),  and  . Each member of our governance and nominating committee will be independent as defined under the  listing rules.

Our board of directors will adopt a written charter for the governance and nominating committee, which will be available on the Investor Relations section of our website at www.greenskycredit.com upon the consummation of this offering. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of our internal controls over financial reporting. Our governance and nominating committee will be responsible for periodically evaluating our Company’s corporate governance policies and system in light of the governance risks that our Company faces and the adequacy of our Company’s policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation policies and programs is reasonably likely to have a material adverse effect on our Company.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Code of Ethics

Our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers, effective upon the consummation of this offering. At that time, the full text of our codes of ethics will be available on the Investor Relations section of our website at www.greenskycredit.com. We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or in public filings. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

EXECUTIVE COMPENSATION

Our named executive officers, including our principal executive officer, for the year ended December 31, 2016 are:

•	David Zalik, our Chief Executive Officer and Chairman of our board of directors;

•	Gerald Benjamin, our Vice Chairman;

•	Robert Partlow, our Chief Financial Officer;

•	Tim Kaliban, our President and Chief Risk Officer; and

•	Chris Forshay, our Executive Vice President, Sales & Marketing.

Summary Compensation Table

The following table sets forth information regarding the compensation awarded to, earned by, or paid to our named executive officers during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Equity Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
David Zalik(4) Chief Executive Officer and Chairman	2016	500,000	—	—	1,942	501,942
Gerald Benjamin(4) Vice Chairman	2016	450,000	—	394,660	94,026	938,686
Robert Partlow Chief Financial Officer	2016	375,000	180,000	—	145,623	700,623
Tim Kaliban President and Chief Risk Officer	2016	325,000	—	—	253,915	578,915
Chris Forshay(5) Executive Vice President, Sales & Marketing	2016	75,385	50,000	565,043	14,583	705,011

(1)	Includes discretionary bonuses granted to certain of our named executive officers as a result of what was viewed as exceptional contributions during the year.

(2)

The amounts in this column reflect the aggregate grant date fair value of each profits interest in GSLLC granted during 2016 described below under the caption entitled “—Employee Benefit Plans—Options and Profits Interests” and the table below entitled “Outstanding Equity Awards at Fiscal Year End.” The amounts shown were computed in accordance with FASB Accounting Standards Codification (“ASC”) Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 10 to the Consolidated Financial Statements of GSLLC included in this prospectus. The amounts awarded were discretionary, but generally were intended to align the profit incentive opportunity with those of similarly compensated employees.

(3)

The compensation included in the “All Other Compensation” column includes: (a) for Mr. Benjamin, tax distribution in the amount of $94,026 in connection with profits interests; (b) for Mr. Partlow, (i) $75,000 of principal amount of a non-interest bearing inducement loan that was forgiven, (ii) a tax distribution in the amount of $29,774 in connection with profits interests, and (iii) 401(k) matching contributions; (c) for Mr. Kaliban, (i) a tax distribution in the amount of $244,640 in connection with profits interests, and (ii) 401(k) matching contributions; and (d) for Mr. Forshay, $14,583 of principal amount of a non-interest bearing inducement loan that was forgiven.

(4)	Messrs. Zalik and Benjamin also serve as the Chairman and Vice Chairman, respectively, of our board of directors, but they do not receive any additional compensation for their services as directors.

(5)	Mr. Forshay joined the Company in September 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards, as of December 31, 2016, for each named executive officer.

We previously granted options exercisable for Class A units of GSLLC to certain of our named executive officers. Subsequent to when we awarded those options, the awards were amended to cap the amount that the recipient could receive upon exercise (with a cap price of $76.00 per unit) and each recipient was awarded companion profits interests with a threshold price equal to the cap price of $76.00 per unit.

Name	Option Awards(1)						Equity Awards(2)
	Grant date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units that have not vested (#)		Market value of shares or units that have not vested ($)(3)
David Zalik Chief Executive Officer and Chairman	—		—	—	—	—	—		—
Gerald Benjamin Vice Chairman	1/1/14	(4)	34,790	52,186	$10.81	1/1/24	52,186	(4)	$100,177
	—		—	—	—	—	60,000	(5)	$1,734,019
	—		—	—	—	—	14,000	(6)	$394,660
Robert Partlow Chief Financial Officer	11/11/14	(7)	20,000	30,000	$56.49	11/11/24	30,000	(7)	$370,406
Tim Kaliban President and Chief Risk Officer	2/1/12	(8)	96,000	144,000	$2.43	2/1/22	144,000	(8)	$249,001
Chris Forshay Executive Vice President, Sales & Marketing	—		—	—	—	—	20,000	(9)	$565,043

(1)

Reflects options to acquire Class A units of GSLLC. Prior to the Reorganization Transactions, outstanding options to acquire Class A units of GSLLC were equitably adjusted and replaced with options to acquire Class A units of GS Holdings. As part of the Reorganization Transactions, those options will be further equitably adjusted and replaced with options to acquire Holdco Units (together with an equal number of shares of our Class B common stock), which are exchangeable for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option. See “Organizational Structure.” Assuming the sale of shares of Class A common stock in this offering at a price per share to the public of $  , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after giving effect to such exchange, (a) Mr. Benjamin’s 86,976 unexercised options would become options to purchase Holdco Units; (b) Mr. Partlow’s 50,000 unexercised options would become options to purchase  Holdco Units; and (c) Mr. Kaliban’s 240,000 unexercised options would become options to purchase  Holdco Units; in each case together with an equal number of shares of Class B common stock.

(2)

Reflects profits interests in GSLLC. Prior to the Reorganization Transactions, holders of profits interests in GSLLC contributed their profits interests to GS Holdings in exchange for profits interests in GS Holdings having the same terms. As part of the Reorganization Transactions, those profits interests in GS Holdings will be replaced with Holdco Units (and an equal number of shares of Class B common stock).

(3)

Because there was no public market for our equity as of December 31, 2016, the market value of our profits interests as of that date is not determinable. Accordingly, we cannot calculate the market value of the unvested profits interests as of that date. The values reflect the grant date fair values calculated in accordance with FASB ASC Topic 718. Assumptions used in the valuation of equity-based awards are discussed in Note 10 to the Consolidated Financial Statements of GSLLC included in this prospectus.

(4)

Options and companion profits interests vest at the rate of 20% per year, with remaining vesting dates of January 1, 2018 and January 1, 2019. Following the grant of options, the options were capped at $76.00 per unit, and Mr. Benjamin was awarded 86,976 companion profits interests with a threshold price equal to the cap price of $76.00 per unit.

(5)

On December 30, 2015, Mr. Benjamin was granted 75,000 profits interests with a threshold price of $76.00 per unit, which vest at the rate of 20% per year with remaining vesting dates of December 30, 2017, December 30, 2018, December 30, 2019, and December 30, 2020.

(6)

On August 23, 2016, Mr. Benjamin was granted 14,000 profits interests with a threshold price of $76.00 per unit, which vest at the rate of 20% per year with remaining vesting dates of August 23, 2018, August 23, 2019, August 23, 2020 and August 23, 2021.

(7)

Options and companion profits interests vest at the rate of 20% per year, with remaining vesting dates of November 11, 2017, November 11, 2018 and November 11, 2019. Following the grant of options, the options were capped at $76.00 per unit, and Mr. Partlow was awarded 50,000 companion profits interests with a threshold price equal to the cap price of $76.00 per unit.

(8)

Options and companion profits interests vested 40% on October 15, 2014 and the remainder vested on February 1, 2017. Following the grant of options, the options were capped at $76.00 per unit, and Mr. Kaliban was awarded 240,000 companion profits interests with a threshold price equal to the cap price of $76.00 per unit.

(9)

On September 6, 2016, Mr. Forshay was granted 20,000 profits interests with a threshold price of $76.00 per unit, which vest at the rate of 20% per year with remaining vesting dates of September 6, 2018, September 6, 2019, September 6, 2020 and September 6, 2021.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of Dodd-Frank.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan (other than our 401(k) plan) sponsored by us during 2016.

Non-qualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during 2016.

Employment Agreements

We have entered into an employment agreement with David Zalik, our Chief Executive Officer, and offer letters with Robert Partlow, our Executive Vice President and Chief Financial Officer, and Chris Forshay, our Executive Vice President of Sales and Marketing. The material terms of Mr. Zalik’s employment agreement are summarized below. Such summary is qualified by reference to the actual text of the agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part. None of our other executive officers have employment agreements, and none of our executive officers are party to stand-alone severance or change in control agreements.

Mr. Zalik Employment Agreement

We entered into an employment agreement with David Zalik, our Chief Executive Officer and Chairman, effective as of September 25, 2014. The agreement provides for an annual salary of $500,000, subject to periodic reviews, and an annual bonus based upon a target bonus of 50% of the annual salary. To date, Mr. Zalik has waived any entitlement to a bonus. The agreement also provides that if Mr. Zalik terminates his employment with our Company for “Good Reason” (as defined in the agreement) or we terminate his employment “without cause,” he will continue to receive his salary and certain benefits for 24 months and will receive a pro-rated portion of his bonus for the year of termination. The agreement also contains a 12-month non-competition covenant.

Offer Letters

In connection with their initial employment by our Company, Mr. Partlow and Mr. Forshay received offer letters that provide for severance pay equal to one year of their base salary in the event of certain terminations.

Employee Benefit Plans

Options and Profits Interests

We previously granted options to acquire Class A units of GSLLC to certain of our employees, consultants and directors. The options are subject to vesting conditions and are exercised automatically on certain enumerated events. Additionally, we previously granted profits interests in GSLLC to certain of our employees, consultants and directors. All of the unvested options and profits interests are subject to continued employment and time-based vesting. Subject to certain requirements, we generally have the right under the agreements to repurchase any Class A units acquired under an option and the outstanding profits interests. As of June 30, 2017, there were outstanding options to acquire 999,189 Class A units in GSLLC and 1,251,189 outstanding profits interests in GSLLC. Prior to the Reorganization Transactions, outstanding options to acquire Class A units in GSLLC were equitably adjusted and replaced with options to acquire Class A units in GS Holdings. As part of the Reorganization Transactions, those options will be further equitably adjusted and replaced with options to acquire Holdco Units (and an equal number of shares of Class B common stock). Outstanding profits interests in GSLLC were contributed to GS Holdings in exchange for profits interests in GS Holdings having the same terms. As part of the Reorganization Transactions, those profits interests in GS Holdings will be replaced with Holdco Units (and an equal number of shares of Class B common stock). Following the completion of this offering, no further options or profits interests in GSLLC will be granted.

2017 Omnibus Incentive Plan

In anticipation of the Reorganization Transactions and this offering, GS Holdings adopted, and GSLLC as the sole stockholder of GreenSky, Inc., and the members of GS Holdings, at that time approved, the 2017 Omnibus Incentive Plan. The 2017 Omnibus Incentive Plan will become effective upon closing of this offering.

The principal features of our 2017 Omnibus Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the actual text of the plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

General

The 2017 Omnibus Incentive Plan covers the grant of awards to employees, consultants and non-employee directors of GS Holdings and those of its parent or subsidiaries, except that incentive stock options may only be granted to employees of GreenSky, Inc. and its corporate subsidiaries. Under the terms of the 2017 Omnibus Incentive Plan, an aggregate of   shares of the Class A common stock of GreenSky, Inc. (including any LTIP Units (as defined below) which may be granted under the 2017 Omnibus Incentive Plan), will be authorized for delivery in settlement of awards, provided that the total number of shares of Class A common stock that may be delivered pursuant to the exercise of incentive stock options granted under the 2017 Omnibus Incentive Plan may not exceed   shares.

We will bear all expenses of the 2017 Omnibus Incentive Plan and our compensation committee will administer the plan. The compensation committee has the authority to grant awards to such persons and upon such terms and conditions (not inconsistent with the provisions of the 2017 Omnibus Incentive Plan) as it may consider appropriate. Among the compensation committee’s powers is the authority to (i) determine the form, amount and other terms and conditions of awards; (ii) clarify, construe or resolve any ambiguity in any provision of the 2017 Omnibus Incentive Plan or any award agreement; (iii) amend the terms of outstanding awards; and (iv) adopt such rules, forms, instruments and guidelines for administering the 2017 Omnibus Incentive Plan as the compensation committee deems necessary or proper. The compensation committee may delegate any or all of its administrative authority to one or more of our officers, except with respect to awards to executive officers who are subject to Section 16 of the Exchange Act or who are covered employees subject to the deduction limits under Section 162(m) of the Internal Revenue Code. Based on service, performance and/or other factors or criteria, the compensation committee may, after grant of the award, accelerate the vesting of all or any part of the award.

Shares of Class A common stock covered by an award shall only be counted as used to the extent actually used. A share of Class A common stock issued in connection with an award under the 2017 Omnibus Incentive Plan shall reduce the total number of shares of Class A common stock available for issuance under the 2017 Omnibus Incentive Plan by one; provided, however, that, upon settlement of a stock appreciation right, the greater of the number of shares underlying the portion of the stock appreciation right that is exercised or the number of shares actually issued will be treated as having been delivered for purposes of determining the maximum number of shares available for grant under the plan.

If any award under the 2017 Omnibus Incentive Plan terminates without the delivery of shares of Class A common stock, whether by lapse, forfeiture, cancellation or otherwise, the shares of Class A common stock subject to such award, to the extent of any such termination, shall again be available for grant under the 2017 Omnibus Incentive Plan. Notwithstanding the foregoing, upon the exercise of any such award granted in tandem with any other awards, such related awards shall be cancelled to the extent of the number of shares of Class A common stock as to which the award is exercised, and such number of shares shall no longer be available for awards under the 2017 Omnibus Incentive Plan. Subject to applicable law, if any shares subject to an award granted under the 2017 Omnibus Incentive Plan are withheld or applied as payment in connection with the exercise of the award or the withholding or payment of taxes related thereto or separately surrendered by the participant for any such purpose, such returned shares of Class A common stock will be treated as having been delivered for purposes of determining the maximum number of shares available for grant under the 2017 Omnibus Incentive Plan and shall not again be treated as available for grant. The number of shares available for issuance under the 2017 Omnibus Incentive Plan may not be increased through the purchase of shares on the open market with the proceeds obtained from the exercise of any options granted hereunder. Notwithstanding the foregoing, however, in the case of any substitute award granted in assumption of or in substitution for an entity award issued by an acquired entity, shares delivered or deliverable in connection with such substitute award shall not be counted against the number of shares reserved under the 2017 Omnibus Incentive Plan (to the extent permitted by applicable stock exchange rules), and available shares of stock under a stockholder-approved plan of an acquired entity (as appropriately adjusted to reflect the transaction) also may be used for awards under the 2017 Omnibus Incentive Plan, and shall not reduce the number of shares otherwise available under the 2017 Omnibus Incentive Plan (subject to applicable stock exchange requirements).

If a dividend or other distribution (whether in cash, shares or other property), recapitalization, forward or reverse stock split, subdivision, consolidation or reduction of capital, reorganization, merger, consolidation, scheme of arrangement, split-up, spin-off or combination involving us or the repurchase or exchange of shares of our Class A common stock or other securities, or other rights to purchase shares of our securities or other similar transaction or event, affects our shares of Class A common stock such that the compensation committee determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits (or potential benefits) provided to grantees under the 2017 Omnibus Incentive Plan, the compensation committee shall make an equitable change or adjustment as it deems appropriate in the number and kind of securities that may be issued pursuant to awards under the 2017 Omnibus Incentive Plan, the per individual limits on the awards that can be granted in any calendar year and any outstanding awards and the related exercise price (as defined below) relating to any such awards, if any.

The maximum number of shares that may be subject to awards that are intended to constitute qualified performance-based compensation under Section 162(m) of the Internal Revenue Code (denoted as of the date of grant in shares and regardless of whether the award is to be settled in shares, cash or other property) granted to any individual in a single calendar year may not exceed   shares (twice that limit for awards that are granted to an eligible person in the calendar year in which the eligible person first commences employment or service) (based on the highest level of performance resulting in the maximum payout). In addition, the maximum dollar value of all awards that are intended to constitute qualified performance-based compensation under Section 162(m) of the Internal Revenue Code (denoted as of the date of grant in cash or property other than shares and regardless of whether the award is to be settled in shares, cash or other property) (valued as of the date of grant) that may be granted to any individual in a single calendar year may not exceed $   (twice that limit for awards that are granted to an eligible person in the calendar year in which the eligible person first commences employment or service) (based on the highest level of performance resulting in the maximum payout). These limitations apply to the calendar year in which the awards are granted and not the year in which such awards settle. Such annual limitations apply to dividend equivalents only if such dividend equivalents are granted separately from and not as a feature of another award.

Types of Awards

The 2017 Omnibus Incentive Plan permits the grant of any or all of the following types of awards to grantees:

•	stock options, including incentive stock options (“ISOs”);

•	stock appreciation rights (“SARs”);

•	restricted stock;

•	deferred stock and restricted stock units;

•	performance units and performance shares;

•	dividend equivalents;

•	bonus shares;

•	other stock-based awards (including LTIP Units, as defined below); and

•	cash incentive awards.

Generally, awards under the 2017 Omnibus Incentive Plan are granted for no consideration other than prior and/or future services. Awards granted under the 2017 Omnibus Incentive Plan may, in the discretion of the compensation committee, be granted alone or in addition to, in tandem with or in substitution for, any other award under the 2017 Omnibus Incentive Plan or any other plan of ours; provided, however, that if a SAR is granted in tandem with an ISO, the SAR and ISO must have the same grant date and term and the exercise price of the SAR may not be less than the exercise price of the ISO. The material terms of each award will be set forth in a written award agreement between the grantee and us. The written agreements will specify when the award may become vested, exercisable or payable. No right or interest of a participant in any award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the 2017 Omnibus Incentive Plan. The 2017 Omnibus Incentive Plan is unfunded, and we will not segregate any assets for grants of awards under the 2017 Omnibus Incentive Plan.

Other than awards excluded from the minimum vesting requirement as set forth herein, no award may be granted under the 2017 Omnibus Incentive Plan that will be eligible to vest earlier than 12 months after the date of grant and/or have a performance period of less than 12 months, although awards made within the first 90-days of a year may have performance periods that begin as of the beginning of that year and that end at the end of that year. Notwithstanding the foregoing, awards that result in the issuance of an aggregate of up to 5% of the shares of Class A common stock available under the 2017 Omnibus Incentive Plan may be granted without regard to such minimum vesting requirements.

Stock Options and SARs

The compensation committee is authorized to grant SARs and stock options (including ISOs except that an ISO may only be granted to an employee of ours or one of our subsidiary corporations). A stock option allows a grantee to purchase a specified number of our shares at a predetermined price per share (the “Option Exercise Price”) during a fixed period measured from the date of grant. An SAR entitles the grantee to receive the excess of the fair market value of a specified number of shares on the date of exercise over a predetermined exercise price per share (the “SAR Exercise Price”. The Option Exercise Price or SAR Exercise Price will be determined by the compensation committee and set forth in the award agreement; but neither may be less than the fair market value of a share on the grant date (110 percent of the fair market value in case of certain incentive stock options). The term of each option or SAR is determined by the compensation committee and set forth in the award agreement, except that the term may not exceed 10 years (five years in case of certain incentive stock options). Options may be exercised by payment of the purchase price through one or more of the following means: payment in cash (including personal check or wire transfer), or, with the approval of the compensation committee, by delivering shares of Class A common stock previously owned by the grantee, by delivery of shares of Class A common stock to be acquired upon the exercise of such option or by delivering restricted shares of Class A common stock. The compensation committee may also permit a grantee to pay the Option Exercise Price through the sale of shares acquired upon exercise of the option through a broker-dealer to whom the grantee has delivered irrevocable instructions to deliver sales proceeds sufficient to pay the purchase price to us. In the case of ISOs, the aggregate fair market value (determined as of the date of grant) of Company stock with respect to which an ISO may become exercisable for the first time during any calendar year cannot exceed $100,000; and if this limitation is exceeded, the ISOs which cause the limitation to be exceeded will be treated as nonqualified options. No participant may be granted SARs in tandem with ISOs, which are first exercisable in any calendar year for shares of Company stock having an aggregate fair market value (determined as of the date of grant) that exceeds $100,000.

Restricted Shares

The compensation committee may award restricted shares consisting of shares of Class A common stock which remain subject to a risk of forfeiture and may not be disposed of by grantees until certain restrictions established by the compensation committee lapse. The vesting conditions may be service-based (i.e., requiring continuous service for a specified period) or performance-based (i.e., requiring achievement of certain specified performance objectives) or both. Unless the agreement eliminates such rights, a grantee receiving restricted shares will have the right to vote the restricted shares but may only receive any dividends payable on such restricted shares if and at the time the restricted shares vest (such dividends to either be deemed reinvested into additional restricted shares subject to the same terms as the restricted shares to which such dividends relate or accumulated and paid in cash when the restricted shares vest). Upon termination of the grantee’s affiliation with us during the restriction period (or, if applicable, upon the failure to satisfy the specified performance objectives during the restriction period), the restricted shares will be forfeited as provided in the award agreement.

Restricted Stock Units and Deferred Stock

The compensation committee may also grant restricted stock unit awards and/or deferred stock awards. A deferred stock award is the grant of a right to receive a specified number of our shares of Class A common stock at the end of specified deferral periods or upon the occurrence of a specified event. A restricted stock unit award is the grant of a right to receive a specified number of our shares of Class A common stock (or the cash value thereof) upon lapse of a specified forfeiture condition (such as completion of a specified period of service or achievement of certain specified performance objectives). If the service condition and/or specified performance objectives are not satisfied during the restriction period, the award will lapse without the issuance of the shares underlying such award (or payment of the cash value thereof).

Restricted stock units and deferred stock awards carry no voting or other rights associated with stock ownership. The award agreement will provide whether grantees may receive dividend equivalents with respect to restricted stock units or deferred stock, and, if any such divided equivalents are granted, such dividend equivalents will either be deemed to be reinvested in additional shares of restricted stock units or deferred stock subject to the same terms as the shares of restricted stock or deferred stock to which such dividend equivalents relate or accumulated and paid in cash only if the related restricted stock units or deferred stock becomes vested and payable.

Performance Units

The compensation committee may grant performance units, which entitle a grantee to cash or shares of Class A common stock conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the compensation committee and reflected in the award agreement. The initial value of a performance unit will be determined by the compensation committee at the time of grant. The compensation committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Performance Shares

The compensation committee may grant performance shares, which entitle a grantee to a certain number of shares of Class A common stock, conditioned upon the fulfillment of certain performance conditions and other restrictions as specified by the compensation committee and reflected in the award agreement. The compensation committee will determine the terms and conditions of such awards, including performance and other restrictions placed on these awards, which will be reflected in the award agreement.

Bonus Shares

The compensation committee may grant fully vested shares of Class A common stock as bonus shares (if available under the five percent (5%) exception to the one-year minimum vesting rule) or shares of Class A common stock subject to such terms and conditions as are specified in the award agreement.

Dividend Equivalents

The compensation committee is authorized to grant dividend equivalents, which provide a grantee the right to receive payment equal to the dividends paid on a specified number of our shares. Dividend equivalents may be paid directly to grantees upon vesting or may be deferred for later delivery under the 2017 Omnibus Incentive Plan. If deferred, such dividend equivalents may be credited with interest or may be deemed to be invested in our shares, other awards or in other property. No dividend equivalents may be granted in conjunction with any grant of stock options or SARs.

LTIP Units

The compensation committee may grant equity-based awards under the 2017 Omnibus Incentive Plan, valued by reference to shares of our Class A common stock, consisting of Holdco Units in GS Holdings and an equal number of shares of our Class B common stock, which will be referred to as “LTIP Units.” LTIP Units may be subject to any vesting conditions as the compensation committee may determine and set forth in the agreement, similar to any other type of equity award, such as restricted stock. Holders of LTIP Units will have the right to exchange such units for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or for cash, at our option. Any Holdco Units exchanged under the exchange provisions described above will thereafter be owned by GreenSky, Inc. Any shares of Class B common stock exchanged will be cancelled. Each LTIP Unit awarded will be equivalent to an award of one share of our Class A common stock for purposes of reducing the number of shares of Class A common stock available under the 2017 Omnibus Incentive Plan. The Holdco Units will be issued by GS Holdings.

Other Stock-Based Awards

In order to enable us to respond to material developments in the area of taxes and other legislation and regulations and interpretations thereof, and to trends in executive compensation practices, the 2017 Omnibus Incentive Plan also authorizes the compensation committee to grant awards that are valued in whole or in part by reference to or otherwise based on shares of our Class A common stock. The compensation committee determines the terms and conditions of such awards, including consideration paid for awards granted as share purchase rights and whether awards are paid in shares or cash.

Cash Incentive Awards

The compensation committee may grant cash incentive awards to any eligible person in such amounts and upon such terms, including the achievement of specific performance goals during the applicable performance period, as the compensation committee may determine. An eligible person may have more than one cash incentive award outstanding at any time. For instance, the compensation committee may grant an eligible employee one cash incentive award with a calendar year performance period as an annual incentive bonus and a separate cash incentive award with a multi-year performance period as a long-term cash incentive bonus.

The compensation committee shall establish performance goals applicable to each cash incentive award in its discretion and the amount that will be paid to the grantee pursuant to such cash incentive award if the applicable performance goals for the performance period are met. If an eligible person earns the right to receive a payment with respect to a cash incentive award, such payment will be made in cash in accordance with the terms of the award agreement. If the award agreement does not specify a payment date with respect to a cash incentive award, payment of the cash incentive award will be made no later than the 15th day of the third month following the end of the taxable year of the grantee or our fiscal year during which the cash incentive award becomes vested and payable.

Performance-Based Awards

The compensation committee may require satisfaction of pre-established performance goals, consisting of one or more business criteria and a targeted performance level with respect to such criteria, as a condition to awards being granted or becoming exercisable or payable under the 2017 Omnibus Incentive Plan, or as a condition to accelerating the timing of such events.

The 2017 Omnibus Incentive Plan permits the grant of awards that are intended to constitute qualified performance-based compensation that is exempt from the $1 million deduction limit under

Section 162(m) of the Internal Revenue Code. Those types of awards may be based on one or more of the following performance criteria:

(a) gross, operating or net earnings (income) before or after taxes; (b) return on equity; (c) return on capital; (d) return on sales; (e) return on investments; (f) return on assets or net assets; (g) earnings per share; (h) cash flow per share; (i) book value per share; (j) gross margin; (k) customers; (l) cash flow; (m) fair market value of the Company or any subsidiary or shares of Company Class A common stock; (n) share price or total shareholder return; (o) market share; (p) level of expenses or other costs; (q) gross, operating or net revenue; (r) earnings from continuing operations before interest and taxes including or excluding one or more of charges associated with restructuring and exit activities, stock-based compensation, bargain purchase gains, acquisition-related charges and benefits, tangible and intangible asset impairment, litigation costs and settlements, material severance obligations, significant foreign currency transaction gains or losses and/or any other unusual, non-recurring or extraordinary events; (s) profitability; (t) earnings from continuing operations before interest, taxes, depreciation and amortization including or excluding one or more of charges associated with restructuring and exit activities, stock-based compensation, bargain purchase gains, acquisition-related charges and benefits, tangible and intangible asset impairment, litigation costs and settlements, material severance obligations, significant foreign currency transaction gains or losses and/or any other unusual, non-recurring or extraordinary events; or (u) peer group comparisons of any of the aforementioned performance conditions.

Any applicable performance measure may be applied on a pre- or post-tax basis. The compensation committee may, on the grant date of an award intended to comply with the performance-based exception under Section 162(m) of the Internal Revenue Code, and in the case of other grants, at any time, provided that the formula for such award may include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary gains or losses, the cumulative effect of accounting changes, acquisitions or divestitures, foreign exchange impacts and any unusual, nonrecurring gain or loss. The levels of performance required with respect to performance measures may be expressed in absolute or relative terms and may be based upon a set increase, set positive result, maintenance of the status quo, set decrease or set negative result. Performance measures may differ for awards to different grantees. The compensation committee shall specify the weighting (which may be the same or different for multiple objectives) to be given to each performance objective for purposes of determining the final amount payable with respect to any such award. Any one or more of the performance measures may apply to the grantee, a department, unit, division or function within our Company or any one or more of its subsidiaries; and may apply either alone or relative to the performance of other businesses or individuals (including industry or general market indices). An award that is intended to become exercisable, vested or payable on the achievement of performance conditions means that the award will not become exercisable, vested or payable solely on mere continued employment or service. However, such an award, in addition to performance conditions, may be subject to continued employment or service by the participant. Additionally, the vesting, exercise or payment of an award can be conditioned on mere continued employment or service if it is not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. The compensation committee will certify in writing if the applicable performance conditions are achieved before payment of the award. For awards intended to comply with the performance-based exception under Section 162(m) of the Internal Revenue Code, the compensation committee shall set the performance measures within the time period prescribed by Section 162(m) of the Internal Revenue Code and no later than 90 days after the commencement of the period of service to which the awards intended to comply with the performance-based exception relate (but in no event after 25 percent of the period of service has elapsed).

Settlement of Awards

Awards generally may be settled in cash, shares of our Class A common stock, other awards or other property (including Holdco Units under LTIP Units), in the discretion of the compensation committee. Each share of Class A common stock awarded will result in the issuance by GS Holdings to GreenSky, Inc. of a corresponding Holdco Unit.

Change of Control

If there is a merger or consolidation of GreenSky, Inc. with or into another corporation or a sale of substantially all of our shares (a “Corporate Transaction”) that results in a Change in Control (as defined in the 2017 Omnibus Incentive Plan), and the outstanding awards are not assumed by surviving company (or its parent company) or replaced with economically equivalent awards granted by the surviving company (or its parent company), the compensation committee will cancel any outstanding awards that are not vested and nonforfeitable as of the consummation of such Corporate Transaction (unless the compensation committee accelerates the vesting of any such awards) and with respect to any vested and nonforfeitable awards, the compensation committee may either (i) allow all grantees to exercise options and SARs within a reasonable period prior to the consummation of the Corporate Transaction and cancel any outstanding options or SARs that remain unexercised upon consummation of the Corporate Transaction, or (ii) cancel any or all of such outstanding awards (including options and SARs) in exchange for a payment (in cash, or in securities or other property) in an amount equal to the amount that the grantee would have received (net of the exercise price with respect to any options or SARs) if the vested awards were settled or distributed or such vested options and SARs were exercised immediately prior to the consummation of the Corporate Transaction. If an exercise price of the option or SAR exceeds the fair market value of our shares and the option or SAR is not assumed or replaced by the surviving company (or its parent company), such options and SARs will be cancelled without any payment to the grantee. If any other award is not vested immediately prior to the consummation of the Corporate Transaction, such award will be cancelled without any payment to the grantee.

Amendment to, and Termination of, the 2017 Omnibus Incentive Plan

The 2017 Omnibus Incentive Plan may be amended, suspended or terminated by our board of directors without further stockholder approval, unless such stockholder approval of any such amendment is required by law or regulation or under the rules of any stock exchange or automated quotation system on which our shares of Class A common stock are then listed or quoted. An amendment will be contingent on approval of our Company’s stockholders if the amendment would (i) increase the benefits accruing to participants under the 2017 Omnibus Incentive Plan, including without limitation, any amendment to the 2017 Omnibus Incentive Plan or any agreement to permit a repricing or decrease in the exercise price of any outstanding awards, (ii) increase the aggregate number of shares of Class A common stock that may be issued under the 2017 Omnibus Incentive Plan, (iii) modify the requirements as to eligibility for participation in the 2017 Omnibus Incentive Plan or (iv) change the stated performance measures upon which qualified performance-based compensation may be based. Additionally, our board of directors may submit the material terms of the stated performance conditions to our Company’s stockholders for approval.

In addition, subject to the terms of the 2017 Omnibus Incentive Plan, no amendment or termination of the 2017 Omnibus Incentive Plan may materially and adversely affect the right of a grantee under any outstanding award granted under the 2017 Omnibus Incentive Plan without the participant’s consent.

Unless earlier terminated by our board of directors, the 2017 Omnibus Incentive Plan will terminate when no shares of Class A common stock remain reserved and available for issuance and no other awards remain outstanding or, if earlier, on the tenth anniversary of the adoption of the 2017 Omnibus Incentive Plan by our board of directors.

Stockholder Rights

No participant shall have any rights as a stockholder of the Company (or as a member of GS Holdings) until such award is settled by the issuance of Class A common stock (or, if applicable, Holdco Units), other than awards for which certain voting and dividend rights or dividend equivalents may be granted.

Transferability

Generally, an award is non-transferable except by will or the laws of descent and distribution, and during the lifetime of the participant to whom the award is granted, the award may only be exercised by, or payable to, the participant. However, the compensation committee may provide that awards other than ISOs or a corresponding SAR that is related to an ISO may be transferred by a participant to any of such class of transferees who can be included in the class of transferees who can be included in the class of transferees who may rely on a Form S-8 registration statement under the Securities Act to sell shares issuable upon exercise or payment of such awards. Any such transfer will be permitted only if (i) the participant does not receive any consideration for the transfer, (ii) the compensation committee expressly approves the transfer and (iii) the transfer is on such terms and conditions as are appropriate for the class of transferees who may rely on the Form S-8 registration statement. The holder of the transferred award will be bound by the same terms and conditions that governed the award during the period that it was held by the participant, except that such transferee may only transfer the award by will or the laws of descent and distribution.

No Repricing

Notwithstanding any other provision of the 2017 Omnibus Incentive Plan, no option or SAR may be amended to reduce the exercise or grant price nor cancelled in exchange for other options or SARs with a lower exercise or grant price or shares or cash, without stockholder approval.

Compliance With Applicable Law

No award shall be exercisable, vested or payable except in compliance with all applicable federal and state laws and regulations (including, without limitation, tax and securities laws), any listing agreement with any stock exchange to which our Company is a party, and the rules of all domestic stock exchanges on which our Company’s shares may be listed.

No Employment Rights

Awards do not confer upon any individual any right to continue in the employ or service of our Company or any subsidiary.

Recoupment of Awards

The 2017 Omnibus Incentive Plan provides that awards granted under the 2017 Omnibus Incentive Plan are subject to any recoupment policy that we may have in place or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the SEC or other applicable law or the primary stock exchange on which our shares are listed.

Miscellaneous

Each participant in the 2017 Omnibus Incentive Plan remains subject to the securities trading policies adopted by our Company from time to time with respect to the exercise of options or SARs or the sale of shares of Company stock acquired pursuant to awards granted under the 2017 Omnibus Incentive Plan. A grantee shall forfeit any and all rights under an award upon notice of termination by the Company or any subsidiary for “Cause” as such term is defined in the 2017 Omnibus Incentive Plan. Award agreements shall contain such other terms and conditions as the compensation committee may determine in its sole discretion (to the extent not inconsistent the 2017 Omnibus Incentive Plan).

Other Supplemental Benefits

Our named executive officers are eligible for the following benefits on a similar basis as other eligible employees:

•	health, dental and vision insurance;

•	paid-time-off days;

•	life and accidental death and dismemberment insurance;

•	short-term (voluntary) and long-term disability insurance;

•	health savings account programs;

•	critical, accident and life insurance (voluntary); and

•	401(k) plan, which generally allows employees to contribute up to 100% of their salary (subject to an annual maximum of $ ), with our Company matching % of such contributions.

Director Compensation

The following table sets forth information regarding the compensation awarded to, earned by, or paid to our directors during the fiscal year ended December 31, 2016.

Name(1)	Equity Awards ($)		Option Awards ($)		All Other Compensation ($)(2)	Total ($)
Joel Babbit	—	(3)	—	(3)	125,013	125,013
Gregg Freishtat	—	(4)	—	(4)	45,452	45,452
Nigel Morris	—	(5)	—		—	—
Robert Sheft	—		—		—	—
Bryan Taylor	—		—		—	—

(1)

Messrs. Zalik and Benjamin also serve as directors of our Company. Their compensation is fully reflected in the Summary Compensation Table above, and they do not receive any additional compensation for their service as directors.

(2)

The compensation included in the “All Other Compensation” column includes: (i) for Mr. Babbit, (a) tax distributions in the amount of $19,313 in connection with profits interests during 2016, and (b) consulting fees in the amount of $105,700 paid in 2016 to MNN Holdings, LLC, an affiliate of Mr. Babbit, for certain website support and marketing services; and (ii) for Mr. Freishtat, tax distributions in the amount of $45,452 in connection with profits interests during 2016.

(3)

On April 13, 2015, we awarded Mr. Babbit options to purchase 43,088 Class A units with an exercise price of $56.49 per unit. Those options were subsequently capped at $76.00 per unit, and Mr. Babbit was awarded 43,088 companion profits interests with a threshold price equal to the cap price of $76.00 per unit. Those options and profits interest vest at the rate of 20% per year, with remaining vesting dates of April 13, 2018, April 13, 2019 and April 13, 2020, provided that he remains a director of our Company. As of December 31, 2016, Mr. Babbit held 43,088 options and 43,088 companion profits interests.

(4)

On January 1, 2014, we awarded Mr. Freishtat options to purchase 43,488 Class A units with an exercise price of $10.81 per unit. Those options were subsequently capped at $76.00 per unit, and Mr. Freishtat was awarded 43,488 companion profits interests with a threshold price equal to the cap price of $76.00 per unit. Those options and profits interest vest at the rate of 20% per year, with remaining vesting dates of January 1, 2018 and January 1, 2019, provided that he remains a director of our Company. As of December 31, 2016, Mr. Freishtat beneficially owned 43,488 options and 43,488 companion profits interests.

(5)	As of December 31, 2016, Mr. Morris beneficially owned (i) 85,698 Class A units of GSLLC held by QED Fund II, LP; (ii) warrants held by QED Investors, LLC exercisable for 130,464

Class A units of GSLLC with an exercise price of $10.81 per unit, which vest at the rate of 20% per year, with remaining vesting dates of January 1, 2018 and January 1, 2019, provided that Mr. Morris remains a director of our Company; and (iii) warrants held by QED Fund II, LP exercisable for 10,000 Class A units of GSLLC with an exercise price of $0.01 per unit, which vest at the rate of 50% per year, with a remaining vesting date of October 29, 2017, provided that Mr. Morris remains a director of our Company. 5,000 Class A units of GSLLC were acquired on August 11, 2017 in connection with an exercise of those warrants.

Other than as disclosed above, we have not paid our directors any cash or equity compensation. We also reimburse all directors for travel and other necessary business expenses incurred in the performance of director services and extend coverage to them under our directors’ and officers’ indemnity insurance policy.

Following this offering, we intend to implement a compensation program for our directors consisting of cash fees and equity awards. We also intend to enter into indemnification agreements with each director.

Compensation Policies and Practices as They Relate to Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. Our audit committee is responsible for reviewing the adequacy and effectiveness of our internal controls over financial reporting with our independent auditors. Our compensation committee assesses and monitors whether any of our compensation policies and programs are reasonably likely to have a material adverse effect on our Company.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as “Rule 10b5-1 plans,” in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from such director or officer. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our policy on insider trading and communications with the public.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2014, we have engaged in certain transactions with our directors, executive officers and holders of more than 5% of our voting securities and their affiliates.

The following are summaries of certain provisions of our related party agreements, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety.

Reorganization Transactions

Prior to and in connection with the consummation of this offering, we will consummate the Reorganization Transactions pursuant to the agreements filed as exhibits to the registration statement of which this prospectus forms a part. See “Organizational Structure.”

Operating Agreement of GS Holdings

As a result of the Reorganization Transactions, GreenSky, Inc. will hold a significant equity interest in GS Holdings and will be the managing member of GS Holdings. Accordingly, GreenSky, Inc. will operate and control all of the business and affairs of GS Holdings and, through GS Holdings and its operating entity subsidiaries, conduct our business.

Prior to the completion of this offering, the operating agreement of GS Holdings will be amended and restated (referred to as the Holdings LLC Agreement) to, among other things, modify its capital structure by replacing the different classes of membership interests and profits interests with a single new class of membership interests of GS Holdings (referred to as Holdco Units). Each of the Continuing LLC Members and GreenSky, Inc. will enter into the Holdings LLC Agreement.

Under the Holdings LLC Agreement, GreenSky, Inc., as the managing member of GS Holdings, has the right to determine when distributions (other than tax distributions) will be made to holders of Holdco Units in GS Holdings and the amount of any such distributions, subject to limitations imposed by applicable law and contractual restrictions (including pursuant to our Credit Agreement or other debt instruments). If a distribution with respect to Holdco Units is authorized, such distribution will be made to the holders of Holdco Units pro rata based on their holdings of Holdco Units in accordance with their terms. In turn, GS Holdings, which is the managing member of GSLLC, has the right to determine when distributions (other than tax distributions) will be made by GSLLC to GS Holdings and the amount of any such distributions.

Under the terms of the Holdings LLC Agreement, all of the Holdco Units received by the Continuing LLC Members in the Reorganization Transactions (and any Holdco Units received upon exercise of options or warrants) will be subject to restrictions on disposition. Additionally, following the Reorganization Transactions, Holdco Units, options and warrants will be subject to the same vesting and/or forfeiture conditions as the previously held securities in GS Holdings, as applicable.

The holders of Holdco Units in GS Holdings, including GreenSky, Inc., will incur United States federal, state and local income taxes on their respective share of any taxable income of GS Holdings. Net profits and net losses of GS Holdings generally will be allocated to the holders of Holdco Units in GS Holdings (including GreenSky, Inc.) pro rata in accordance with their respective share of the net profits and net losses of GS Holdings. The Holdings LLC Agreement will provide for cash distributions, which we refer to as “tax distributions,” based on certain assumptions, to the holders of Holdco Units in GS Holdings (including GreenSky, Inc.) pro rata based on their Holdco Units in GS Holdings. Generally, these tax distributions to holders of Holdco Units in GS Holdings will be an amount equal to our estimate of the taxable income of GS Holdings, net of taxable losses, allocable per Holdco Unit in GS Holdings multiplied by an assumed tax rate set forth in the Holdings LLC Agreement. Because tax distributions will be determined based on the holder of Holdco Units in GS Holdings who is allocated the largest amount of taxable income on a per unit basis, GS Holdings may be required to make tax distributions that, in the aggregate, may exceed the amount of taxes that GS Holdings would have paid if it were taxed on its net income at the assumed rate. Tax distributions will be made only to the extent all distributions from GS Holdings for the relevant year were insufficient to cover such tax liabilities. Any distributions will be subject to available cash and applicable law and contractual restrictions.

Exchange Agreement

In connection with the Reorganization Transactions, the Continuing LLC Members, GS Holdings and GreenSky, Inc. will enter into the Exchange Agreement under which the Continuing LLC Members (or certain permitted transferees thereof), and any other Exchange Agreement parties will have the right, subject to the terms of the Exchange Agreement, to exchange their Holdco Units (together with an equal number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends, reclassifications and other similar transactions, or for cash (based on the market price of the shares of Class A common stock), at our option. The Exchange Agreement will provide that as a general matter an Exchange Agreement party will not have the right to exchange Holdco Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Exchange Agreement party may be subject or would cause a technical tax termination of GS Holdings that has an adverse effect. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that GS Holdings is not treated as a “publicly traded partnership” for United States federal income tax purposes. As an Exchange Agreement party exchanges Holdco Units for shares of our Class A common stock or cash, at our option, the number of Holdco Units held by GreenSky, Inc. is correspondingly increased as we acquire the exchanged Holdco Units, and a corresponding number of shares of Class B common stock are cancelled. We have reserved for issuance shares of Class A common stock in respect of the aggregate number of shares of Class A common stock that may be issued upon exchange of Holdco Units (together with an equal number of shares of Class B common stock) for shares of Class A common stock on a one-for-one basis, or for cash, at our option. The cash amount will be based on the market price of the Class A common stock.

An Exchange Agreement party will not be permitted to exchange Holdco Units (or shares of Class B common stock) pursuant to the Exchange Agreement during the 180 day period after the date of this prospectus, unless it has executed a lock-up agreement.

Purchase of Holdco Units and Redemption of Class A Common Stock

At the time of this offering, we intend to use a portion of the net proceeds to us from this offering to (i) purchase an aggregate of  Holdco Units (or  Holdco Units if the underwriters’ option is exercised in full) from the Exchanging Members, including our Chief Executive Officer and certain of our other officers and directors listed below, for aggregate consideration of approximately $   (or $   if the underwriters’ option is exercised in full), and (ii) redeem an aggregate of   shares of our Class A common stock from equity holders of the Former Corporate Investors for aggregate consideration of approximately $  , assuming an initial public offering price of $  per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus. The table below sets forth the number of Holdco Units to be purchased by us from the Exchanging Members. The per share purchase price for each Holdco Unit surrendered for purchase by an Exchanging Member will be equal to the price per share of our Class A common stock in this offering, less underwriting discounts and commissions. See “Use of Proceeds” and “Principal Stockholders.”

Name of Beneficial Owner	Number of Holdco Units to be purchased by us from the Exchanging Members	Aggregate purchase price
$

2017 Omnibus Incentive Plan

Our 2017 Omnibus Incentive Plan will become effective once the registration statement of which this prospectus is a part is declared effective. The plan provides for grants of stock options, restricted stock and other equity-based awards. Our directors, officers and other employees and persons who engage in services for us are eligible for grants under the plan. The purpose of the plan is to provide these individuals with incentives to maximize stockholder value and otherwise contribute to our success and to enable us to attract, retain and reward the best available persons for positions of responsibility. See “Executive Compensation—Employee Benefit Plans—2017 Omnibus Incentive Plan.”

Registration Rights Agreement

Effective upon consummation of this offering, we will enter into a registration rights agreement whereby, following the expiration of the lock-up period related to this offering, we may be required to register under the Securities Act the sale of shares of our Class A common stock (i) issuable to the Continuing LLC Members upon exchange of Holdco Units and Class B common stock and (ii)      issued to equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. The registration rights agreement will also require us to make available and keep effective shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, certain of those stockholders will have the ability to exercise certain demand registration rights and/or piggyback registration rights in connection with registered offerings requested by any of such holders or initiated by us.

Tax Receivable Agreement

The Continuing LLC Members may from time to time (subject to the terms of the Exchange Agreement regarding exchange rights) exchange an equal number of Holdco Units and shares of Class B common stock for shares of Class A common stock of GreenSky, Inc. on a one-for-one basis or for cash (based on the market price of the shares of Class A common stock), at our option. GS Holdings (and each of its subsidiaries classified as a partnership for federal income tax purposes) intends to make an election under Section 754 of the Internal Revenue Code that will be effective for the taxable year in which this offering is completed and each subsequent taxable year in which an exchange of Holdco Units and shares of Class B common stock for shares of Class A common stock occurs. Our purchase of Holdco Units from the Exchanging Members in connection with this offering, our acquisition of the equity of the Former Corporate Investors, and the exchanges of Holdco Units and shares of Class B common stock for shares of Class A common stock in the future are expected to result, with respect to GreenSky, Inc., in increases in the tax basis of the assets of GS Holdings that otherwise would not have been available. These increases in tax basis may reduce the amount of tax that GreenSky, Inc. would otherwise be required to pay in the future. These increases in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will enter into a Tax Receivable Agreement with the TRA Parties that will provide for the payment from time to time by GreenSky, Inc. to those parties of 85% of the amount of the benefits, if any, that GreenSky, Inc. realizes or, under certain circumstances (such as a change of control), is deemed to realize as a result of (i) the aforementioned increases in tax basis, (ii) any incremental tax basis adjustments attributable to payments made pursuant to the Tax Receivable Agreement and (iii) any deemed interest deductions arising from payments made by us under the Tax Receivable Agreement. These payment obligations are obligations of GreenSky, Inc. and not of GS Holdings. We expect to benefit from the remaining 15% of the tax benefits, if any, that we may actually realize. For purposes of the Tax Receivable Agreement, subject to certain exceptions noted below, the benefit deemed realized by GreenSky, Inc. generally will be computed by comparing the actual income tax liability of GreenSky, Inc. (calculated with certain assumptions) to the amount of such taxes that GreenSky, Inc. would have been required to pay had there been no increase to the tax basis of the assets of GS Holdings as a result of our purchase of Holdco Units from the Exchanging Members in connection with this offering and the exchanges of Holdco Units and had GreenSky, Inc. not derived any tax benefits in respect of payments made under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired, unless we materially breach any of our material obligations under the agreement or elect an early termination of the agreement. Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including:

•

the timing of any subsequent exchanges of Holdco Units—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of GS Holdings at the time of each exchange;

•

the price of shares of our Class A common stock at or around the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of GS Holdings is affected by the price of shares of our Class A common stock at the time of the exchange;

•	the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;

•	the amount and timing of our income—GreenSky, Inc. generally will be required to pay 85% of the deemed benefits as and when deemed realized; and

•	the allocation of basis increases among the assets of GS Holdings and certain tax elections affecting depreciation.

Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the Tax Receivable Agreement, we expect that the tax savings associated with the purchase of Holdco Units from the Exchanging Members in connection with this offering, our acquisition of the equity of the Former Corporate Investors and future exchanges of Holdco Units and Class B common stock as described above would aggregate to approximately $  million over 15 years from the date of this offering based on an initial public offering price of $  per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and assuming all future exchanges would occur one year after this offering. Under such scenario, we would be required to pay to the TRA Parties or their permitted assignees approximately 85% of such amount, or approximately $  million, over the 15-year period from the date of this offering.

If GS Holdings does not have taxable income, GreenSky, Inc. generally is not required to make payments under the Tax Receivable Agreement for that taxable year because no benefit actually will have been realized. Nevertheless, any tax benefits that do not result in realized benefits in a given tax year likely will generate tax attributes that may be utilized to generate benefits in previous or future tax years and the utilization of such tax attributes will result in payments under the Tax Receivable Agreement. We expect that the payments that we may make under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, (a) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (b) distributions to GreenSky, Inc. by GS Holdings are not sufficient to permit GreenSky, Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Further, it is possible that there could be tax legislation in 2017 and in later years that would change the relevant tax law, and therefore alter this analysis in material ways. We are not able to predict with certainty the specific effect of such future tax legislation on these estimates. GreenSky, Inc.’s obligations pursuant to the Tax Receivable Agreement will rank pari passu with its other general trade credit obligations. The payments under the Tax Receivable Agreement are not conditioned upon any recipient’s continued ownership of us or GS Holdings, and the right to receive payments can be assigned.

The effects of the Tax Receivable Agreement on our consolidated balance sheet upon each purchase or exchange of Holdco Units are as follows:

•

We will record an increase in deferred tax assets for the estimated income tax effects of the increase in the tax basis of the assets owned by GreenSky, Inc. based on enacted federal, state and local income tax rates at the date of the exchange or purchase. To the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis of expected future earnings, we will reduce the deferred tax asset with a valuation allowance.

•

We will record an increase in liabilities for 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased or exchanged interests as noted above and (ii) certain other tax benefits subject to the Tax Receivable Agreement.

•

We will record an increase to additional paid-in capital in an amount equal to the difference between the increase in deferred tax assets and the increase in liability due to the TRA Parties under the Tax Receivable Agreement. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the Tax Receivable Agreement have been estimated. All of the effects of changes in any of our estimates after the date of the exchange or purchase will be included in our net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine in accordance with the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the benefits that we actually realize in respect of (a) the increases in tax basis resulting from our purchases or exchanges of Holdco Units, (b) any incremental tax basis adjustments attributable to payments made pursuant to the Tax Receivable Agreement and (c) any actual or deemed interest deductions arising from our payments under the Tax Receivable Agreement. Decisions made by GreenSky, Inc. in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that we are required to make under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase the tax liability without giving rise to any obligations to make payments under the Tax Receivable Agreement. Payments generally are due under the Tax Receivable Agreement within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, although interest on such

payments will begin to accrue at a rate of   plus   basis points from the due date (without extensions) of such tax return.

Additionally, the Tax Receivable Agreement will provide that (1) in the event that we materially breach any of our material obligations under the Tax Receivable Agreement, whether as a result of failure to make any payment, failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise, (2) if, at any time, we elect an early termination of the agreement or (3) upon certain changes of control of the Company our (or our successor’s) obligations under the agreements (with respect to all Holdco Units, whether or not such units have been exchanged or acquired before or after such transaction) would accelerate and become payable in accordance with the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. There is no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. Additionally, the obligation to make a lump-sum payment upon a change of control may deter potential acquirors, which could negatively affect our stockholders’ potential returns. If we were to elect to terminate the Tax Receivable Agreement immediately after this offering and the use of proceeds to us therefrom, based on an initial public offering price of $  per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, we estimate that we would be required to pay approximately $  million in the aggregate under the Tax Receivable Agreement.

Other Related Party Transactions

We lease approximately 71,000 square feet of office space located at 1797 NE Expressway, Atlanta, Georgia from a company owned by David Zalik, our Chief Executive Officer. As of June 30, 2017, the base rental rate is $22.17 per square foot, subject to annual increases of 3% at the beginning of each new lease year. The current lease term is through April 30, 2023. For the six months ended June 30, 2017, our total rent expenses for such lease were approximately $745,000. For the fiscal years ended December 31, 2016, 2015 and 2014, our total rent expenses for such lease were approximately $1,135,000, $1,136,000 and $523,000, respectively.

Prior to June 30, 2017, we serviced certain loan receivables that Robert Sheft (a director of our Company) and certain of his affiliates had purchased from certain Bank Partners. The underlying loans generally had consumer credit scores and/or other attributes that did not satisfy the long-term investment criteria of our Bank Partners and were approved in error. For the fiscal years ended December 31, 2016, 2015 and 2014, we received aggregate amounts of $42,892, $122,982 and $0, respectively, in servicing fees for those loan receivables. The foregoing arrangement was terminated as of June 29, 2017, when Mr. Sheft sold those loan receivables to one of our Bank Partners.

In November 2016, on arms’-length terms we sold approximately $20 million of loan receivables to Mr. Sheft and his affiliate and an affiliate of David Zalik (our Chief Executive Officer), and entered into a related servicing agreement pursuant to which we receive servicing fees as consideration for servicing those loan receivables. For the year ended December 31, 2016, we received an aggregate amount of $4,443 in servicing fees for those loan receivables. We do not currently anticipate similar transactions in the future.

We obtain certain website support and marketing services from affiliates of Joel Babbit, a director of our Company. During the year ended December 31, 2016, we paid $105,700 to MNN Holdings, LLC, an affiliate of Mr. Babbit, for those services. Additionally, during the year ended December 31, 2016, we paid $124,390 to Babbit Bodner Inc., a public relations firm controlled by Mr. Babbit’s daughter, for public relations services.

On January 1, 2014, we awarded QED Investors, LLC, an affiliate of Nigel Morris, a director of our Company, warrants to purchase 130,464 Class A units at an exercise price of $10.81 per unit. Those warrants vest at the rate of 20% per year with the remaining vesting dates January 1, 2018 and 2019. Additionally, on October 29, 2015, we awarded QED Fund II, LP, an affiliate of Mr. Morris, warrants to purchase 10,000 Class A units at an exercise price of $0.01 per unit. Those warrants vest at the rate of 50% per year with the remaining vesting date of October 29, 2017.

5,000 Class A units of GSLLC were acquired on August 11, 2017 in connection with an exercise of those warrants. All of such warrants were awarded in exchange for consulting services.

In September 2016, we extended a new-hire inducement loan to Chris Forshay, an executive officer of our Company, in the principal amount of $125,000. The loan was non-interest bearing and the outstanding balance was scheduled to be forgiven ratably over 30 months, subject to continued employment with our Company. As of June 30, 2017, the loan had an outstanding principal balance of approximately $85,000. This loan will not be outstanding at the time of the public filing of the registration statement of which this prospectus forms a part.

In November 2014, we extended a new-hire inducement loan to Robert Partlow, an executive officer of our Company, in the principal amount of $150,000. The loan was non-interest bearing and the outstanding balance was forgiven in four installments over 24 months, subject to continued employment with our Company. The loan was forgiven in full prior to 2017.

See Note 12 to the Consolidated Financial Statements of GSLLC included in this prospectus.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Policies and Procedures With Respect to Related Party Transactions

Upon the consummation of this offering, we intend to adopt policies and procedures whereby our audit committee will be responsible for reviewing and approving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. In addition, our code of ethics will require that all of our employees and directors inform our Company of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

The table below sets forth information regarding the beneficial ownership of shares of our Class A common stock and Class B common stock as of June 30, 2017 after giving effect to the Reorganization Transactions for:

•	each beneficial owner of more than 5% of any class of our voting securities;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The beneficial ownership information is presented on the following bases:

•	after giving effect to the Reorganization Transactions (as described under “Organizational Structure”), but before this offering;

•

after giving effect to the Reorganization Transactions described above, plus (i) the sale of  shares of Class A common stock by us in this offering and (ii) the related purchase of  Holdco Units from the Exchanging Members, and redemption of  shares of our Class A common stock from equity holders of the Former Corporate Investors, with a portion of the net proceeds of this offering; and

•

after giving effect to the issuance and purchases described above, plus (i) the sale of  additional shares of Class A common stock by us in connection with the underwriters’ option to purchase additional shares in this offering and (ii) the related purchase of  additional Holdco Units (together with an equal number of shares of Class B common stock and the corresponding cancellation thereof) from the Exchanging Members with a portion of the net proceeds of this offering.

Beneficial ownership is determined in accordance with SEC rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities or have the right to acquire such voting power or investment power within 60 days. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each beneficial owner listed in the table below is c/o GreenSky, Inc., 5565 Glenridge Connector, Suite 700, Atlanta, Georgia 30342.

Name of Beneficial Owner	Class A common stock(1)(2)					Class B common stock(1)(2)
	No. of Shares Before Offering	% of Combined Voting Power Before Offering	No. of Shares After Offering	% of Combined Voting Power After Offering	% of Combined Voting Power After Offering, Including Full Option Exercise	No. of Shares Before Offering	% of Combined Voting Power Before Offering	No. of Shares After Offering	% of Combined Voting Power After Offering	% of Combined Voting Power After Offering, Including Full Option Exercise
5% Stockholders:
David Zalik(3)
Financial Technology Investors, LLC(3)
Founders Technology Investors, LLC(3)
GS Investment Holdings, LLC(4)
Jeffrey Gold(4)
Robert Sheft(4)
TPG Growth II Advisors, Inc.(5)
TPG Georgia Holdings, L.P.(5)
Named Executive Officers and Directors (other than those already listed above):
Chris Forshay(6)
Gerry Benjamin(7)
Robert Partlow(8)
Tim Kaliban(9)
Bryan Taylor(10)
Gregg Freishtat(11)
Joel Babbit(12)
Nigel Morris(13)
Executive officers and directors as a group (11 persons)(14)

*	Represents less than 1%.

(1)

Our Class A common stock entitles holders thereof to one vote per share, and our Class B common stock initially entitles holders thereof to ten votes per share, voting together as a single class. See “Description of Capital Stock—Common Stock.”

(2)

Subject to the terms of the Exchange Agreement, Holdco Units (together with an equal number of shares of our Class B common stock) are exchangeable for shares of our Class A common stock on a one-for-one basis, subject to customary adjustment for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Beneficial ownership of Holdco Units is not reflected in this table; however, information concerning ownership of Holdco Units is included in the footnotes below, where applicable.

(3)

Following this offering, Mr. Zalik will beneficially own (i)  Holdco Units and shares of Class B common stock held by Founders Technology Investors, LLC; and (ii)  Holdco Units and shares of Class B common stock held by Financial Technology Investors, LLC. Mr. Zalik is the sole manager of each of Founders Technology Investors, LLC and Financial Technology Investors, LLC.

(4)

Following this offering, Mr. Sheft will beneficially own  Holdco Units and shares of Class B common stock held by GS Investment Holdings, LLC. Mr. Sheft’s wife and brother are the members of RS Management Advisors, LLC, which is the Trustee of the Robert Sheft 2012 Trust and the Robert Sheft Dynasty Trust. Those trusts together own 99%, and Mr. Sheft owns 1%, of GS Investment Holdings, LLC. As such, Mr. Sheft has shared investment power over these shares. Pursuant to an agreement between RS Management Advisors, LLC and

Jeffrey Gold, Mr. Gold has the right to vote these shares but otherwise has no economic interest in these shares.

(5)

Following this offering, TPG Growth II Advisors, Inc. will beneficially own (i)  Holdco Units and shares of Class B common stock held by TPG Georgia Holdings, L.P.; and (ii)  shares of Class A common stock held by  . The general partner of TPG Georgia Holdings, L.P. and the ultimate owner of   is TPG Growth II Advisors, Inc. David Bonderman and James G. Coulter are sole shareholders of TPG Growth II Advisors, Inc. and therefore may be deemed to beneficially own the securities held by TPG Georgia Holdings, L.P. and  . Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by TPG Georgia Holdings, L.P. and   except to the extent of their pecuniary interest therein. The address of the beneficial owner is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(6)	Following this offering, Mr. Forshay will beneficially own Holdco Units and shares of Class B common stock.

(7)

Following this offering, Mr. Benjamin will beneficially own (i)  Holdco Units and shares of Class B common stock; and (ii)  Holdco Units and shares of Class B common stock issuable upon exercise of options with an exercise price of $  per unit.

(8)

Following this offering, Mr. Partlow will beneficially own (i)  Holdco Units and shares of Class B common stock; and (ii)  Holdco Units and shares of Class B common stock issuable upon exercise of options held by Mr. Partlow with an exercise price of $  per unit.

(9)

Following this offering, Mr. Kaliban will beneficially own (i)  Holdco Units and shares of Class B common stock; (ii)  Holdco Units and shares of Class B common stock held by Kaliban 2014, LLC; and (iii)  Holdco Units and shares of Class B common stock issuable upon exercise of options held by Mr. Kaliban with an exercise price of $  per unit. Mr. Kaliban is the sole manager of Kaliban 2014, LLC.

(10)

Bryan Taylor is a Partner of TPG Capital, L.P. Mr. Taylor has no voting or investment power over, and disclaims beneficial ownership of, the securities held by TPG Georgia Holdings, L.P. The address of Mr. Taylor is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(11)

Following this offering, Mr. Freishtat will beneficially own (i)  Holdco Units and shares of Class B common stock; and (ii)  Holdco Units and shares of Class B common stock issuable upon exercise of options with an exercise price of $  per unit.

(12)

Following this offering, Mr. Babbit will beneficially own (i)  Holdco Units and shares of Class B common stock; and (ii)  Holdco Units and shares of Class B common stock issuable upon exercise of options held by Mr. Babbit with an exercise price of $  per unit.

(13)

Following this offering, Mr. Morris will beneficially own (i)  Holdco Units and shares of Class B common stock held by QED Fund II, LP; (ii)  Holdco Units and shares of Class B common stock issuable upon exercise of warrants held by QED Investors, LLC with an exercise price of $  per unit; and (iii)  Holdco Units and shares of Class B common stock issuable upon the exercise of warrants held by QED Fund II, LP with an exercise price of $  per unit. QED Fund II, LP is an investment fund managed by QED Investors, LLC, of which Mr. Morris is the managing member.

(14)

Includes (i)  Holdco Units and shares of Class B common stock; (ii)  Holdco Units and shares of Class B common stock issuable upon exercise of options; and (iii)  Holdco Units and shares of Class B common stock issuable upon the exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

The following is a description of certain material terms of our certificate of incorporation and bylaws that will be in effect upon consummation of this offering. This description is only a summary and does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. As used in this “Description of Capital Stock,” the terms “GreenSky, Inc.,” “we,” “our” and “us” refer to GreenSky, Inc., a Delaware corporation, and do not, unless otherwise specified, include the subsidiaries of this Delaware corporation.

Authorized Capitalization

Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, our authorized capital stock will consist of  shares of Class A common stock, par value $0.01 per share, of which   shares will be issued and outstanding,  shares of Class B common stock, par value $0.01 per share, of which   shares will be issued and outstanding, and  shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding.

Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

We have two classes of common stock: Class A, which has one vote per share, and Class B, which initially has ten votes per share. The Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law. The holders of the outstanding shares of Class A common stock and Class B common stock are entitled to vote separately as different classes upon any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or alter or change the powers, preferences or special rights of such class so as to affect them adversely.

Class A Common Stock

Voting Rights

Holders of shares of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights

Subject to the rights of the holders of any preferred stock that may be outstanding and any contractual or statutory restrictions, holders of our Class A common stock are entitled to receive equally and ratably, share for share, dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve.

Liquidation Rights

Upon liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock.

Other Matters

The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Voting Rights

Holders of shares of Class B common stock are entitled to ten votes per share on all matters submitted to a vote of stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. The holders of Class B common stock do not have cumulative voting rights in the election of directors.

Our certificate of incorporation will provide that once the collective holdings of the Continuing LLC Members in the aggregate is less than 10% of the combined economic interest in us, each share of Class B common stock will entitle its holder to one vote per share on all matters to be voted upon by stockholders.

No Dividend or Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation or winding up of GreenSky, Inc.

Exchange for Class A Common Stock

Pursuant to the Exchange Agreement, the Continuing LLC Members, and any other Exchange Agreement parties, may from time to time (subject to the conditions therein), exchange an equal number of Holdco Units and shares of Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based on the market price of the shares of Class A common stock), at our option. Any shares of Class B common stock delivered for exchange will be cancelled. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Other Matters

The shares of Class B common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class B common stock. All outstanding shares of our Class B common stock are fully paid and non-assessable.

Following the Reorganization Transactions, Holdco Units (and shares of Class B common stock) will be subject to the same vesting and/or forfeiture conditions as the previously held securities in GS Holdings, as applicable. For example, Holdco Units (and shares of Class B common stock) issued in the Reorganization Transactions to an Original Profits Interests Holder who is an executive officer would be forfeited if such individual is no longer employed by our Company.

Preferred Stock

Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•

the number of shares of the series which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•

the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our Company, or upon any distribution of assets of our Company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

•	the voting rights, if any, of the holders of the series; and

•	such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the  , which would apply if and for so long as our Class A common stock is listed on the  , require stockholder approval of certain issuances. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation prohibits cumulative voting.

Stockholder Action by Written Consent and Calling of Special Meetings of Stockholders

Our certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of the stockholders can be called only by the Chairman of our board of directors, our Chief Executive Officer or pursuant to a resolution adopted by a majority of the total number of directors that we would have if there were no vacancies. Except as described above, stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed from office only for cause and only upon the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock entitled to vote in the election of directors. In addition, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended, altered, changed or repealed by a majority vote of our board of directors. In addition to any other vote otherwise required by law, any amendment, alteration, change, or repeal of our bylaws by our stockholders will require the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock, voting as a single class. Additionally, the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock, voting as a single class, will be required to amend or repeal certain provisions of our certificate of incorporation or to adopt any provision inconsistent with specified provisions of our certificate of incorporation. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Delaware Anti-Takeover Statute

Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with the corporation for a period of three years from the time such person acquired 15% or more of the corporation’s voting stock, unless (1) the board of directors approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (2) the interested stockholder owns at least 85% of the outstanding voting stock of the corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (3) the merger transaction is approved by the board of directors and by the affirmative vote at a meeting, not by written consent, of stockholders of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.

Under our certificate of incorporation, we will opt into Section 203 of the DGCL, and will therefore be subject to Section 203. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In addition, as permitted by Delaware law, our certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

We are also expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We intend to enter into indemnification agreements with each of our directors and officers providing for additional indemnification protection beyond that provided by the directors’ and officers’ liability insurance policy. In the indemnification agreements, we will agree, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of our certificate of incorporation, the DGCL, or by any amendment(s) thereto.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Choice of Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action asserting a claim against the company or any director or officer of our Company arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim against our Company or any director or officer of our Company that is governed by the internal affairs doctrine. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

In addition, our certificate of incorporation provides that a derivative action may be brought only by holders of not less than 3% of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors. See “Risk Factors—Risks Related to Our Organizational Structure—Our certificate of incorporation will provide that a derivative action may be brought only by holders of not less than 3% of the total voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be  . The transfer agent’s address is  .

Listing

Prior to this offering, there has been no public market for our Class A common stock. We intend to apply to list our Class A common stock on the  under the symbol “GSKY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. No prediction is made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock.

Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, we will have outstanding   shares of Class A common stock (or   shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full) and   shares of Class B common stock. The shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any Class A common stock held by our “affiliates,” as defined in Rule 144, which would be subject to the limitations and restrictions described below.

In addition, pursuant to certain provisions of the Exchange Agreement, the Continuing LLC Members, and any other Exchange Agreement parties, can from time to time, exchange their Holdco Units, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary adjustments for stock splits, stock dividends and reclassifications, or for cash (based upon the market price of the shares of Class A common stock), at our option. Upon consummation of this offering and after giving effect to the use of proceeds to us therefrom, the Continuing LLC Members will hold   Holdco Units (or   Holdco Units if the underwriters exercise their option to purchase additional shares in full), all of which will be exchangeable together with an equal number of shares of Class B common stock for shares of our Class A common stock or cash (based on the market price of the shares of Class A common stock), at our option. Any shares of Class A common stock we issue upon such exchanges would be “restricted securities,” as defined in Rule 144, unless we register such issuances.

Registration Statement on Form S-8

In addition,   shares of our Class A common stock may be granted under our 2017 Omnibus Incentive Plan (including any LTIP Units, which may be granted thereunder), which amount may be subject to annual adjustment. See “Executive Compensation—Employee Benefit Plans—2017 Omnibus Incentive Plan.” We intend to file one or more registration statements on Form S-8 under the Securities Act to register (i) Class A common stock issued or reserved for issuance under our 2017 Omnibus Incentive Plan and (ii) shares of Class A common stock that may be issued upon exchange of Holdco Units (and an equal number of shares of Class B common stock), which may be issued upon exercise of options. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, subject to any vesting restrictions or the lock-up restrictions and Rule 144 limitations applicable to affiliates described below.

Registration Rights

Effective upon consummation of this offering, we will enter into a registration rights agreement whereby, following the expiration of the lock-up period related to this offering, we may be required to register under the Securities Act the sale of shares of our Class A common stock (i) issuable to the Continuing LLC Members upon exchange of their Holdco Units and Class B common stock and (ii) issued to equity holders of the Former Corporate Investors in connection with the Reorganization Transactions. Securities registered under any registration statement will be available for sale in the open market unless restrictions apply. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

Lock-Up of Our Class A Common Stock

We, all of our directors and officers, and substantially all of our equity holders, have agreed with the underwriters, subject to certain exceptions described below, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock; (ii) file any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether owned directly by such member (including holding as a custodian) or with respect to which such member has beneficial ownership within the rules and regulations of the SEC, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. Currently, the underwriters have no current intention to release the aforementioned holders of our Class A common stock from the lock-up restrictions described above.

Our lock-up agreement will provide for certain exceptions. See “Underwriting.”

Rule 144

The shares of Class A common stock to be issued upon exchange of the Holdco Units and other shares of Class A common stock not sold in this offering will be, when issued, “restricted” securities under the meaning of Rule 144, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an “affiliate” of ours at any time during the three months preceding a sale, and who has held restricted securities (within the meaning of Rule 144) for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those securities, subject only to the availability of current public information about us. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly, through one or more intermediaries, controls, or is under common control with the issuer. A non-affiliated person who has held restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those securities without regard to the provisions of Rule 144.

A person (or persons whose securities are aggregated) who is deemed to be an affiliate of ours and who has held restricted securities (within the meaning of Rule 144) for at least six months would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the then outstanding shares of securities of such class or the average weekly trading volume of securities of such class during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of United States federal income tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock. This summary applies only to non-U.S. holders of shares of our Class A common stock that purchase the shares in this offering and will hold such shares as capital assets (generally, property held for investment) within the meaning of section 1221 of the Internal Revenue Code.

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of shares of our Class A common stock that, for United States federal income tax purposes, is not a partnership and is not any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for United States federal income tax purposes.

This summary is based upon provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated under the Internal Revenue Code, rulings and other administrative pronouncements, and judicial decisions, all as in effect on the date hereof. These authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. No assurance is given that a change in law, including the possibility of fundamental tax reform legislation, possibly with retroactive application, will not significantly alter the tax considerations described in this summary.

This summary does not address all aspects of United States federal income taxation and does not address non-U.S., state, local, alternative minimum, gift and estate, or other tax considerations, including the Medicare tax on certain investment income, that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not describe the United States federal income tax consequences applicable to you if you are subject to special treatment under United States federal income tax laws, including, but not limited to:

•	former citizens or residents of the United States;

•	financial institutions;

•	insurance companies;

•

an entity treated as a partnership or other pass-through entity for United States federal income tax purposes (or a partner in a partnership or a beneficial owner of a pass-through entity that holds our Class A common stock);

•	a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to mark—to—market their securities;

•	persons who hold our Class A common stock as a position in a “straddle,” “hedge”, “conversion transaction” or other risk reduction transaction;

•	regulated investment companies or real estate investment trusts;

•	controlled foreign corporations or passive foreign investment companies; and

•	tax-exempt organizations.

We have not sought and do not plan to seek any rulings from the IRS regarding the statements made and the conclusions reached in this summary. There is no assurance that the IRS or a court will not successfully assert positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed in this summary.

This summary is for general information only and is not intended to constitute a complete description of all United States federal income tax consequences for non-U.S. holders relating to the purchase, ownership and disposition of shares of our Class A common stock. If you are considering the purchase of shares of our Class A common stock, you should consult your tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law discussed in this summary or under the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying cash dividends. In the event that we do make distributions of cash or property (other than certain stock distributions) with respect to our Class A common stock (or that we engage in certain redemptions that are treated as distributions with respect to Class A common stock), any such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and our accumulated earnings and profits, such excess amount will be allocated ratably among each share of common stock with respect to which the distribution is paid and will first be treated as a tax-free return of capital reducing your adjusted tax basis in our Class A common stock, but not below zero, and thereafter will be treated as gain from the sale or other taxable disposition of such stock, the treatment of which is discussed under “—Gain on Disposition of Shares of Class A Common Stock.” Your adjusted tax basis in a share of our Class A common stock generally is equal to your purchase price for such share, reduced by the amount of any such prior tax-free returns of capital (but not below zero).

Dividends paid to a non-U.S. holder generally will be subject to a U.S. withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to properly complete IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Internal Revenue Code and is eligible for treaty benefits, or (b) if such holder’s shares of our Class A common stock are held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. This certification must be provided to us or our paying agent prior to the payment to a non-U.S. holder of any dividends and must be updated periodically, including upon a change in circumstances that makes any information on such certificate incorrect.

Dividends paid to a non-U.S. holder that are effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) generally will not be subject to the aforementioned withholding tax, provided certain certification and disclosure requirements are satisfied (including providing a properly completed IRS Form W-8ECI or other applicable IRS Form W-8). Instead, such dividends generally will be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Internal Revenue Code, unless an applicable income tax treaty provides otherwise. A non-U.S. holder that is treated as a corporation for United States federal income tax purposes may be subject to an additional

“branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on earnings and profits attributable to dividends that are effectively connected with its conduct of a U.S. trade or business (and, if an income tax treaty applies, are attributable to its U.S. permanent establishment), subject to adjustments.

A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

A non-U.S. holder (including for this purpose, a partnership) that is not an individual may be subject to a 30% withholding under the Foreign Account Tax Compliance Act (the “FATCA”) even if it is eligible to claim the benefits of a tax treaty if certain information reporting rules are not complied with, as discussed below under “—Foreign Account Tax Compliance Act.”

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussion below of backup withholding tax and FATCA, any gain realized by a non-U.S. holder on the sale or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition, and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our common stock, and certain other conditions are met.

In the case of a non-U.S. holder described in the first bullet point above, any net gain derived from the disposition generally will be subject to United States federal income tax under graduated United States federal income tax rates on a net income basis in generally the same manner as if the non-U.S. holder were a U.S. person as defined under the Internal Revenue Code, unless an applicable income tax treaty provides otherwise. Additionally, a non-U.S. holder that is a corporation may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits attributable to such gain (or, if an income tax treaty applies, at such lower rate as may be specified by the treaty on its gains attributable to its U.S. permanent establishment), subject to adjustments. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a 30% tax on any gain derived from the disposition, which may be offset by certain U.S. source capital losses, provided that the non-U.S. holder has timely filed United States federal income tax returns with respect to such losses, even though the individual is not considered a resident of the United States under the Internal Revenue Code. With respect to the third bullet point above, we believe we are not and, although no assurance is given, do not anticipate becoming a U.S. real property holding corporation for United States federal income tax purposes. If we are, or become, a U.S. real property holding corporation, then, as long as our Class A common stock is regularly traded on an established securities market, a non-U.S. holder will generally not be subject to United States federal income tax on the disposition of our common stock so long as the non-U.S. holder has not held more than 5% (actually or constructively) of our total outstanding common stock at any time during the shorter of the five-year period preceding the date of such disposition or such non-U.S. holder’s holding period. You should consult your own tax advisor about the consequences that could result if we are, or become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the United States income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Legislation and administrative guidance, commonly known as “FATCA,” generally imposes a withholding tax of 30% on any dividends on our Class A common stock paid to certain “foreign financial institutions,” as specifically defined under such rules (and including where such entity is acting as an intermediary), and generally including a non-U.S. investment vehicle, unless such institution enters into an agreement with the United States government to, among other things, collect and provide to the United States tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or another exception applies. Absent any applicable exception, FATCA generally will also impose a withholding tax of 30% on any dividends on our Class A common stock paid to a foreign entity that is not a foreign financial institution unless such entity provides the withholding agent with either a certification that such entity does not have any substantial U.S. owners or a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity, and meets certain other specified requirements. Finally, beginning on January 1, 2019, withholding of 30% generally will also apply to the gross proceeds of a disposition of our Class A common stock paid to a foreign financial institution or to a non-financial foreign entity unless the reporting and certification requirements described above have been met or another exception applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder of our Class A common stock may be eligible for refunds or credits of such taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits. Investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.

THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional   shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days following the date of the underwriting agreement. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase  additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $   per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to reject any order in whole or in part.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated by us and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the   under the trading symbol “GSKY.”

We have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the  , in the over-the-counter market or otherwise.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus, including in short sale transactions. If so, the third party may use securities pledged by our Company or borrowed from our Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from our Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a post-effective amendment.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of our shares of Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase shares of our Class A common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU7) and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to

“professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $  . We have agreed to reimburse the underwriters for the fees and expenses of their legal counsel in an amount not to exceed $  related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates are lenders under our term loan and revolving loan facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We have retained FTP Securities LLC (“FT Partners”), a FINRA member, to provide certain financial advisory services in connection with this offering. FT Partners is not engaged in, nor affiliated with any entity that is engaged in, the solicitation or distribution of the offering and is an independent financial advisor for purposes of FINRA Rule 5110.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the shares of Class A common stock offered hereby, will be passed upon for us by Troutman Sanders LLP. The underwriters are represented by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

The balance sheet of GreenSky, Inc. as of July 12, 2017 included in this prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of GreenSky, LLC and its consolidated subsidiaries as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon consummation of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Financial Statement of GreenSky, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of July 12, 2017	F-3
Notes to Balance Sheet	F-4
Consolidated Financial Statements of GreenSky, LLC (“GSLLC”)
Report of Independent Auditors	F-5
Consolidated Balance Sheets at December 31, 2016 and 2015 and June 30, 2017 (unaudited)	F-6
Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014 and the six months ended June 30, 2017 and 2016 (unaudited)	F-7
Consolidated Statements of Changes in Members’ Equity for the years ended December 31, 2016, 2015 and 2014 and the six months ended June 30, 2017 (unaudited)	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014 and the six months ended June 30, 2017 and 2016 (unaudited)	F-9
Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholder:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of GreenSky, Inc. as of July 12, 2017 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this balance sheet in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA
July 28, 2017

GreenSky, Inc.
BALANCE SHEET
(Dollars in thousands)

July 12, 2017
Assets
Total assets	$—

Commitments, Contingencies and Guarantees
Stockholders’ Equity
Common stock, $0.01 par value per share, 100 shares authorized, 0 shares issued and outstanding	$—

Total stockholders’ equity	$—

The Accompanying Notes are an integral part of this balance sheet.

GreenSky, Inc.
NOTES TO BALANCE SHEET

1. Organization

GreenSky, Inc. (the “Company”) was incorporated in Delaware on July 12, 2017. Pursuant to a reorganization into a holding company structure, the Company will be a holding company and its sole material asset will be a controlling equity interest in GreenSky Holdings, LLC (“GS Holdings”), which will hold all of the equity interest in GreenSky, LLC (“GSLLC”). As the managing member of GS Holdings, the Company will operate and control all of the business and affairs of GS Holdings, and through GS Holdings and its subsidiaries, conduct its business.

2. Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet was prepared in conformity with U.S. generally accepted accounting principles. Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented because the Company has not engaged in any business or other activities except in connection with its formation.

3. Stockholders’ Equity

The Company is authorized to issue 100 shares of common stock, par value $0.01 per share, none of which were issued or outstanding as of July 12, 2017.

4. Subsequent Events

The Company performed an evaluation of subsequent events through July 28, 2017, which is the date the balance sheet was issued.

On July 20, 2017, the Company issued 100 shares of common stock to GSLLC for $10.00.

Report of Independent Auditors

To the Members of the Board of Managers
of GreenSky, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in member’s equity and cash flows present fairly, in all material respects, the financial position of GreenSky, LLC and its subsidiaries (the Company) as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Atlanta, GA

April 27, 2017, except for the effects of disclosing earnings per unit information discussed in Note 2 to the consolidated financial statements as well as for the effects of disclosing temporary equity information discussed in Note 14 to the consolidated financial statements, as to which the date is July 28, 2017.

GreenSky, LLC
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Assets
Cash	$185,243	$87,578	$107,087
Restricted cash	42,871	22,534	103,569
Loan receivables held for sale	41,268	1,843	82,250
Accounts receivable, net	16,762	12,984	18,785
Related party receivables	1,435	75	1,329
Property, equipment and software, net	7,018	6,212	7,128
Deposits	—	5,837	—
Other assets	7,608	8,910	9,940

Total assets	$302,205	$145,973	$330,088

Liabilities, Temporary and Permanent Equity (Deficit)
Liabilities
Accounts payable	$2,680	$2,240	$12,113
Accrued compensation and benefits	5,915	4,449	3,840
Finance charge reversal liability	68,064	49,459	76,319
Related party liabilities	1,054	19	447
Other liabilities	12,282	5,058	18,051

Total liabilities	89,995	61,225	110,770

Commitments, Contingencies and Guarantees (Note 11)
Temporary Equity (Note 14)
Redeemable Class B preferred units, no par value, 3,032,635 units issued and outstanding at December 31, 2016 and 2015 and June 30, 2017
Redeemable Class C preferred units, no par value, 252,550 units issued and outstanding at December 31, 2016, 0 units at December 31, 2015 and 252,550 units at June 30, 2017
Redeemable preferred units	335,720	287,566	335,720
Permanent Equity (Deficit)
Class A units, no par value, 13,329,965 units issued and outstanding at December 31, 2016, 13,332,593 units at December 31, 2015 and 13,330,165 units at June 30, 2017
Additional paid-in capital	(283,529)	(285,278)	(281,742)
Retained earnings	160,019	82,460	165,340

Total permanent equity (deficit)	(123,510)	(202,818)	(116,402)

Total liabilities, temporary and permanent equity (deficit)	$302,205	$145,973	$330,088

See Accompanying Notes to Consolidated Financial Statements.

GreenSky, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per unit data)

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Revenue
Transaction fees	$228,446	$152,678	$102,194	$126,373	$105,650
Servicing and other	35,419	20,779	7,664	22,914	15,200

Total revenue	263,865	173,457	109,858	149,287	120,850
Cost of revenue (exclusive of depreciation and amortization shown separately below)
Origination, servicing and other	79,145	36,506	16,469	50,905	32,529

Gross profit	184,720	136,951	93,389	98,382	88,321

Operating expenses
Compensation and benefits	39,836	27,738	13,247	24,506	19,461
Sales and marketing	1,085	861	276	572	610
Property, office and technology	8,000	4,283	2,312	5,280	3,853
Depreciation and amortization	3,708	2,356	1,371	1,875	1,681
General and administrative	10,602	7,071	7,664	8,006	4,105
Related party expenses	1,678	1,536	1,130	1,004	828

Total operating expenses	64,909	43,845	26,000	41,243	30,538

Operating profit	119,811	93,106	67,389	57,139	57,783
Other income/(expense), net
Interest income	7,302	1,912	1,050	2,531	1,873
Interest expense	—	—	—	(174)	—
Other gains/(losses)	(2,649)	(1,199)	(330)	1,108	(279)

Total other income/(expense), net	4,653	713	720	3,465	1,594

Net income	$124,464	$93,819	$68,109	$60,604	$59,377

Net income attributable to participating interests	25,233	17,594	2,122	13,852	11,704

Net income attributable to Class A unit holders	$99,231	$76,225	$65,987	$46,752	$47,673

Earnings per unit attributable to Class A unit holders:
Basic	$7.44	$5.72	$4.17	$3.51	$3.58

Diluted	$7.19	$5.54	$4.08	$3.34	$3.46

Pro forma net income attributable to Class A unit holders (unaudited):
Net income attributable to Class A unit holders	$99,231	$76,225	$65,987	$46,752	$47,673
Pro forma income tax expense attributable to Class A unit holders	38,347	28,327	23,818	16,866	18,423

Pro forma net income attributable to Class A unit holders	$60,884	$47,898	$42,169	$29,886	$29,250

Pro forma earnings per unit attributable to Class A unit holders (unaudited):
Basic	$4.57	$3.59	$2.67	$2.24	$2.19

Diluted	$4.41	$3.48	$2.61	$2.13	$2.12

See Accompanying Notes to Consolidated Financial Statements.

GreenSky, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
(Dollars in thousands)

	Permanent Equity Units	Paid-in Capital	Accumulated Earnings	Total Permanent Equity (Deficit)	Temporary Equity
	Class A
Balance at December 31, 2013	16,391,092	$8,336	$5,216	$13,552	$—
Net income	—	—	68,109	68,109	—
Issuances	539,896	12,600	—	12,600	287,566
Redemptions	(3,610,030)	(306,963)	—	(306,963)	—
Distributions	—	—	(47,251)	(47,251)	—
Unit Option exercises	10,000	55	—	55	—
Share-based compensation	—	586	—	586	—

Balance at December 31, 2014	13,330,958	$(285,386)	$26,074	$(259,312)	$287,566

Net income	—	—	93,819	93,819	—
Issuances	105,263	10,000	—	10,000	—
Redemptions	(118,546)	(11,050)	—	(11,050)	—
Distributions	—	—	(37,433)	(37,433)	—
Unit Option exercises	14,918	64	—	64	—
Share-based compensation	—	999	—	999	—
Equity-based payments to non-employees	—	95	—	95	—

Balance at December 31, 2015	13,332,593	$(285,278)	$82,460	$(202,818)	$287,566

Net income	—	—	124,464	124,464	—
Issuances	—	—	—	—	48,154
Redemptions	(7,628)	(539)	—	(539)	—
Distributions	—	—	(46,905)	(46,905)	—
Unit Option exercises	5,000	—	—	—	—
Share-based compensation	—	1,897	—	1,897	—
Equity-based payments to non-employees	—	391	—	391	—

Balance at December 31, 2016	13,329,965	$(283,529)	$160,019	$(123,510)	335,720

Net income (unaudited)	—	—	60,604	60,604	—
Distributions (unaudited)	—	—	(55,283)	(55,283)	—
Unit Option exercises (unaudited)	200	15	—	15	—
Share-based compensation (unaudited)	—	1,574	—	1,574	—
Equity-based payments to non-employees (unaudited)	—	198	—	198	—

Balance at June 30, 2017 (unaudited)	13,330,165	$(281,742)	$165,340	$(116,402)	$335,720

See Accompanying Notes to Consolidated Financial Statements.

GreenSky, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)
Cash flows from operating activities
Net income	$124,464	$93,819	$68,109	$60,604	$59,377
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	3,708	2,356	1,371	1,875	1,681
Provision for bad debt expense	322	61	—	508	216
Share-based compensation expense	1,897	999	586	1,574	903
Equity-based payments to non-employees	391	95	—	198	190
Impairment losses	107	115	61	—	—
Losses on abandonment	44	94	—	—	33
Lease incentive reduction	(278)	—	—	(181)	(135)
Amortization of deferred debt issuance costs	—	—	—	75	—
Other losses	36	—	66	—	—
Changes in assets and liabilities:
(Increase)/decrease in loan receivables held for sale	(39,425)	3,394	(3,092)	(40,982)	(91,157)
(Increase)/decrease in accounts receivable	(4,100)	(1,597)	(4,832)	(2,531)	(1,330)
(Increase)/decrease in related party receivables	(1,360)	75	1,308	106	37
(Increase)/decrease in deposits	5,837	(1,073)	(4,764)	—	(691)
(Increase)/decrease in other assets	1,266	(5,609)	(4,490)	(1,659)	(16)
Increase/(decrease) in accounts payable	440	(687)	1,796	9,211	2,680
Increase/(decrease) in finance charge reversal liability	18,605	21,553	20,808	8,255	6,122
Increase/(decrease) in related party liabilities	1,035	(89)	108	(607)	81
Increase/(decrease) in other liabilities	8,954	4,667	1,330	3,710	(931)

Net cash provided by/(used in) operating activities	121,943	118,173	78,365	40,156	(22,940)

Cash flows from investing activities
Purchases of property, equipment and software	(4,666)	(3,251)	(3,759)	(1,985)	(3,468)

Net cash used in investing activities	(4,666)	(3,251)	(3,759)	(1,985)	(3,468)

Cash flows from financing activities
Issuances of units	50,000	10,000	312,600	—	—
Redemptions of units	(539)	(10,970)	(306,963)	—	—
Distributions to unit holders	(46,905)	(39,485)	(45,199)	(55,283)	(38,120)
Unit Option exercises	—	64	55	15	—
Payment of equity transaction expenses	(1,831)	(96)	(12,418)	—	(13)
Payment of debt issuance costs	—	—	—	(361)	—

Net cash provided by/(used in) financing activities	725	(40,487)	(51,925)	(55,629)	(38,133)

Net increase/(decrease) in cash and restricted cash	118,002	74,435	22,681	(17,458)	(64,541)
Cash and restricted cash at beginning of period	110,112	35,677	12,996	228,114	110,112

Cash and restricted cash at end of period	$228,114	$110,112	$35,677	$210,656	$45,571

Supplemental cash flow information
Income taxes paid, net	$306	$88	$85	$129	$158
Supplemental non-cash investing and financing activities
Equity transaction costs accrued but not paid	$15	$—	$16	$—	$18
Property, equipment and software acquired but not paid	—	1,298	—	—	—
Distributions accrued but not paid	—	—	2,052	—	—

See Accompanying Notes to Consolidated Financial Statements.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

GreenSky, LLC is a limited liability company that was organized in Georgia in 2006 and was formerly known as GreenSky Trade Credit, LLC until December 10, 2015. Unless the context requires otherwise, references to “we,” “us,” “our,” “the Company” or “GreenSky” mean consolidated GreenSky, LLC and its subsidiaries. Through our wholly owned subsidiaries, we design and manage credit programs for wholesalers, retailers and banks, earning a transaction fee from merchants for each loan a bank partner or other financial entity (collectively, “Bank Partner”) originates and a servicing fee from the Bank Partner for servicing the loan. We assist with origination activities and service consumer loan portfolios for Bank Partners by delivering end-to-end solutions for marketing, origination, credit underwriting, credit processing, payment processing, statement production, customer service, collections and fraud management.

Members of the Company are not liable for the liabilities, debts or obligations of the Company. Members are indemnified by the Company against any losses, judgments, liabilities or expenses arising out of any action or course of conduct of such members in their capacity as members.

Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles (“GAAP”). The preparation of our financial statements in conformity with GAAP requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting period and the related disclosures in the accompanying notes. Such estimates and assumptions include, but are not limited to, those that relate to fair value measurements and share-based compensation. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ because of uncertainties associated with estimating the amounts, timing and likelihood of possible outcomes.

The accompanying Consolidated Balance Sheet as of June 30, 2017, the Consolidated Statements of Operations for the six months ended June 30, 2017 and 2016, the Consolidated Statements of Changes in Members’ Equity for the six months ended June 30, 2017, the Consolidated Statements of Cash Flows for the six months ended June 30, 2017 and 2016, and the related footnote disclosures are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with GAAP and contain all adjustments of a normal recurring nature that are, in the opinion of management, necessary for a fair statement of the Company’s financial position as of June 30, 2017, and its consolidated results of operations for the six months ended June 30, 2017 and 2016 and cash flows for the six months ended June 30, 2017 and 2016. The results for the six months ended June 30, 2017 are not necessarily indicative of the results expected for the full fiscal year.

All intercompany balances and transactions are eliminated upon consolidation.

Cash and Restricted Cash

Cash includes non-interest and interest-bearing demand deposits with various financial institutions. At times, cash balances may exceed federally insured amounts and potentially subject the Company to a concentration of credit risk. The Company believes that no significant

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

concentration of credit risk exists with respect to these cash balances based on its assessment of the creditworthiness and financial viability of these financial institutions.

Restricted cash primarily consists of interest-bearing escrow accounts with our Bank Partners that are required under the terms of the contracts with our Bank Partners. These restricted cash balances are primarily based on contractual percentages of a Bank Partner’s monthly originations and month-end outstanding portfolio balance and serve as limited Bank Partner protection against portfolio credit losses. We record a liability for the amount of restricted cash we expect to be payable to our Bank Partners, which is accounted for as a financial guarantee. Refer to Note 11 for additional information.

For certain Bank Partners, we maintain an additional restricted cash balance based on a contractual percentage of the total interest billed on outstanding deferred interest loans that are within the promotional period less previous finance charge reversals (“FCR”) on such outstanding loans. Restricted cash also includes certain custodial in-transit loan funding and customer payments. We are restricted in our ability to use these custodial funds for our operations. These custodial balances are not considered in our evaluation of restricted cash usage.

The following table provides a reconciliation of cash and restricted cash reported within the Consolidated Balance Sheets to the total included within the Consolidated Statements of Cash Flows as of the periods indicated.

	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Cash	$185,243	$87,578	$107,087
Restricted cash	42,871	22,534	103,569

Cash and restricted cash in Consolidated Statements of Cash Flows	$228,114	$110,112	$210,656

Loan Receivables Held For Sale

Loan receivables held for sale represent a 100% participating interest in the loan products that our Bank Partners originate and the Company subsequently purchases the receivable with the intent to sell to a third party at carrying value. Loan receivables held for sale are recorded at fair value at the time a loan receivable is purchased and are subsequently measured at the lower of cost or fair value on an aggregate homogeneous portfolio basis. We earn interest income on such loan receivables. Interest, calculated as a percentage of average outstanding principal balance in accordance with the contractual provisions of the loan arrangements, is accrued on a daily basis and collected directly from the account holder on a monthly basis. Accrued interest receivable and origination costs are deferred in the basis of the loan receivables. When the loan receivables are sold, any previously unrecognized deferred costs are recognized as part of realized gains and losses on sale. Gains and losses from the sale of loan receivables held for sale are included within other income/(expense), net in the Consolidated Statements of Operations.

The entire balance of a loan receivable held for sale is considered contractually delinquent if the minimum required payment is not received by the first statement cycle date equal to or following the due date specified on the customer’s billing statement. Loan receivables held for sale and accrued interest are marked down to zero and written off when the principal or interest is delinquent for greater than 90 days, with the related expenses recorded as reductions of other gains and Interest income, respectively, which are included within other income/(expense), net in the Consolidated Statements of Operations. Recoveries of principal and finance charges and fees

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

on previously written off loan receivables held for sale are recognized on a collected basis as other gains and interest income, respectively.

Accounts Receivable

Accounts receivable are recorded at their original invoice amounts, which are reduced by any allowance for uncollectible amounts. We establish an allowance for uncollectible amounts when management determines that collectability is uncertain. Accounts receivable are marked down to zero and written off once delinquency exceeds 90 days. Recoveries of previously written off accounts receivable are recognized on a collected basis as a reduction to the provision for bad debt expense, which is included within general and administrative expenses in the Consolidated Statements of Operations.

Property, Equipment, Software, Depreciation and Amortization

Property, equipment and software includes furniture, leasehold improvements, computer hardware and software and is stated at cost less accumulated depreciation or amortization and any previously recorded impairment. We capitalize qualified costs incurred to develop internal-use software, which primarily include internal and external labor expenses. We also capitalize costs for replacements and major enhancements when it is probable that the expenditures will result in additional functionality or will extend the useful life of existing functionality. Costs for minor replacements, enhancements, maintenance and repairs of internal-use software are expensed as incurred. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets, as follows:

Asset Category	Estimated Useful Lives
Computer hardware and software	3 years
Furniture	5 years
Leasehold improvements	Shorter of life of asset or remaining lease term

Upon a sale or retirement, the asset cost and related accumulated depreciation or amortization are removed from the Consolidated Balance Sheets and any related gain or loss is included within general and administrative expenses in the Consolidated Statements of Operations.

We evaluate the carrying amounts of property, equipment and software for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment losses are included within general and administrative expenses in the Consolidated Statements of Operations.

Servicing Assets and Liabilities

The Company assumes a right, obligation, or neither a right nor obligation to service consumer loans each time a loan is originated by a Bank Partner. In accordance with ASC 860, Transfers and Servicing, when we determine that the compensation we receive to service loans is more than adequate or less than adequate, we assess the fair value of a servicing asset or liability using a discounted cash flow model and subsequently measure the servicing asset or liability at fair value. As of June 30, 2017 (unaudited) and December 31, 2016 and 2015, the fair values of our servicing assets and liabilities were immaterial.

Fair Value of Financial Instruments

We have financial assets and liabilities subject to fair value measurement, which include loan receivables held for sale and FCR. Refer to Note 3 for additional fair value disclosures.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

ASC 820, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In valuing this asset or liability, we utilize market data or reasonable assumptions that market participants would use, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The guidance provides a three-level valuation hierarchy for disclosure of fair value measurements based on the transparency of inputs to the valuation of a financial asset or liability as of the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability.

A financial asset or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

We apply the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities, to value our loan receivables held for sale and the income approach, which uses valuation techniques to convert future amounts to a single, discounted present value amount, to value our FCR.

Loan receivables held for sale

Loan receivables held for sale are recorded at the lower of cost or fair value and are, therefore, measured at fair value on a nonrecurring basis. For our loan receivables held for sale, fair value approximates par value, as we have consistently sold loans for the full current balance in historical transactions with our Bank Partners. Loan receivables held for sale are classified within Level 2 of the fair value hierarchy, as the primary component of the price is obtained from observable values of loan receivables with similar terms and characteristics sold to our Bank Partners. We have the ability to access this market, and it is the market into which these loan receivables are typically sold.

Finance charge reversals

We offer certain loan products that have a feature whereby the account holder is provided a promotional period to repay the loan principal balance in full without incurring a finance charge. For these loan products, we bill interest each month throughout the promotional period and, under the terms of the contracts with our Bank Partners, we are obligated to return this billed interest to the Bank Partners if an account holder pays off the loan balance in full within the promotional period. Therefore, the monthly process of billing interest on deferred loan products triggers a potential future FCR liability for the Company. The FCR component of our Bank Partner contracts qualifies as an embedded derivative.

The FCR liability is carried at fair value on a recurring basis in the Consolidated Balance Sheets and is estimated based on historical experience and management’s expectation of future FCR. The FCR liability is classified within Level 3 of the fair value hierarchy, as the primary component of the fair value is obtained from unobservable inputs based on the Company’s data, reasonably adjusted for assumptions that would be used by market participants.

The FCR liability is not designated as a hedge for accounting purposes and, as such, changes in its fair value are recorded within cost of revenue in the Consolidated Statements of Operations.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The following table presents the fair values and Consolidated Balance Sheets location of our FCR liability as of the periods indicated.

Balance Sheets Location	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Finance charge reversal liability	$68,064	$49,459	$76,319

The following table presents the (increases)/decreases in fair value and Consolidated Statements of Operations location of our FCR during the following periods.

Statements of Operations Location	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Origination, servicing and other	$(41,503)	$(9,270)	$3,382	$(28,771)	$(15,751)

The cash flow impact of our FCR is included within net cash provided by/(used in) operating activities in the Consolidated Statements of Cash Flows.

Financial Guarantee

Under the terms of the contracts with our Bank Partners, we provide limited protection in the event of excessive Bank Partner portfolio credit losses and record a financial guarantee liability at fair value based on historical experience and the amount of current customer delinquencies expected to convert into Bank Partner portfolio credit losses. Refer to Note 11 for additional information.

Revenue recognition

Transaction revenue

Transaction fees

We earn a specified transaction fee in connection with purchases made by borrowers based on loan product type. The transaction fee is a one-time fee that includes a merchant component and an interchange component. Both the merchant and interchange components are calculated by multiplying a set fee percentage by the dollar amount of a loan at the point of origination. Each merchant is presented with our transaction fee schedule, meaning that there is no judgment or uncertainty into the fee our merchants owe us upon completing a financed sale, which is originated by each of our Bank Partners. Transaction fees are billed to, and collected directly from, the merchant at least monthly and are considered to be earned at the time of the transaction with the merchant. We also earn a specified interchange fee in connection with purchases made by original account holders in which payments are primarily processed through a credit card payment network. Interchange fees are considered to be earned at the time of the merchant transaction and are withheld from each transaction and collected from our Transaction Processor each month.

Merchant rebates

We pay rebates to certain merchants based on meeting defined volume goals. As is the case with our transaction fees, these rebates are fixed and determinable once the volume goal is achieved, and are netted against transaction fees in the Consolidated Statements of Operations.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Merchant rebates included in transaction revenue were as follows during the periods presented:

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Merchant rebates	$8,241	$5,423	$4,314	$3,070	$2,499

Servicing and other

Servicing fees

Servicing fees are contractual fees specified in our servicing agreements with our Bank Partners that are earned from providing professional services to manage loan portfolios on behalf of our Bank Partners. Servicing fees are calculated monthly based on an annual fixed percentage of the total outstanding Bank Partner loan portfolio balance, which is presented in a servicer report schedule that is provided monthly to each Bank Partner. Servicing fees are considered to be realized and earned when a loan is funded and are, therefore, recognized on a monthly basis. Though not material historically, to the extent that a Bank Partner disputes a servicing fee calculation, we do not recognize the contested portion of the servicing fee revenue until such uncertainty is resolved.

Performance fees

Performance fees, to which we have a contractual right as part of the agreements with our Bank Partners, are based on Bank Partner loan portfolios exceeding a target return. Performance fees calculated in a particular month may be reduced by Bank Partner loan portfolio performance not achieving a minimum return in a prior period (“Shortfall”), and will continue to be reduced in subsequent periods until the Shortfall is eliminated. However, performance fees recorded in a prior month may not be reduced by a subsequent period Shortfall. Performance fees have historically been immaterial and were not recognized during the six months ended June 30, 2017 and 2016 (unaudited), and the years ended December 31, 2016, 2015 and 2014.

Share-based Compensation

The Company issues Class A unit option awards (“Unit Options”) and profits interest awards to certain employees and non-employees, which are measured at fair value at the date of grant. The fair value determined at the date of grant is expensed, based on our estimate of awards that will eventually vest, on a straight-line basis over the vesting period. Share-based compensation expense is included within compensation and benefits expense in the Consolidated Statements of Operations. Refer to Note 10 for additional information.

Income Taxes

GreenSky, LLC elected at its inception under the Internal Revenue Code to be taxed as a partnership for United States federal and state income tax purposes. As such, in lieu of income taxes at the partnership level, the Company’s members are taxed on their proportionate share of the Company’s taxable income.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Related Party Transactions

In the normal course of business, we enter into various transactions with entities or individuals that are deemed to be affiliated companies or persons under the related party definition in ASC 850, Related Party Disclosures. Refer to Note 12 for additional information.

Temporary Equity (unaudited)

The Company records the issuance and sale of Class B and Class C redeemable preferred units at fair value, net of issuance costs. As the Class B and Class C preferred units are redeemable at the option of the unit holders, the preferred units are classified as temporary equity in the Consolidated Balance Sheets.

The issuance costs are amortized over the period from the date that it becomes probable that the preferred units will become redeemable to the earliest date the preferred unit can be redeemed, using the interest method. Such amortization is recorded as a reduction to retained earnings. Changes in the redemption value are considered to be changes in accounting estimates. As of June 30, 2017, redemption of Class B and Class C preferred units is not probable. Refer to Note 14 for additional information.

Recently Adopted or Issued Accounting Standards

Recently Adopted Accounting Standards

Restricted cash

In November 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-18 to reduce the diversity in practice among organizations in classifying and presenting changes in restricted cash on the statement of cash flows. Under the new standard, organizations must include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The standard also requires organizations to present, either on the face of the statement of cash flows or in a note to the financial statements, a reconciliation of the cash, cash equivalents and restricted cash line items on the balance sheet to the total amount of cash, cash equivalents and restricted cash shown on the statement of cash flows. We adopted the standard for the year ended December 31, 2016, and retrospectively applied its provisions. The new standard resulted in a presentation change in the Consolidated Statements of Cash Flows to show restricted cash in total with cash for all periods presented.

Improvements to employee share-based payment accounting (unaudited)

In March 2016, the FASB issued ASU 2016-09 to simplify certain aspects of the accounting for share-based payment transactions. Under the new standard, all excess tax benefits and tax deficiencies should be recognized as income tax benefit or expense, respectively, in the income statement when stock awards vest or are settled. In addition, the standard eliminates the requirement to reclassify cash flows related to excess tax benefits from operating activities to financing activities on the statements of cash flows, increases the threshold for withholding an employee’s vested shares for tax-withholding purposes without triggering liability accounting and clarifies that cash payments made by an employer to tax authorities on an employee’s behalf when directly withholding shares for tax-withholding purposes should be presented as a financing activity on the statement of cash flows. The standard also provides an accounting policy election to account for forfeitures as they occur rather than to estimate the number of awards that are expected to

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

vest. We adopted the standard for the reporting period beginning January 1, 2017. The provisions related to excess tax benefits or deficiencies from share-based award activity are not applicable, as we elected at inception to be taxed as a partnership. We also elected to retain our existing accounting policy election to estimate award forfeitures. The presentation requirements for cash flows related to employee taxes paid for withheld shares had no impact to any of the periods presented on our Consolidated Statements of Cash Flows since such cash flows have historically been presented as a financing activity.

Customer’s accounting for fees paid in a cloud computing arrangement

In April 2015, the FASB issued ASU 2015-05 to simplify the accounting for fees paid by a customer in a cloud computing arrangement for internal-use software. This standard provides guidance to customers when evaluating whether a cloud computing arrangement includes a software license. If the arrangement includes a software license, the customer should account for the fees related to the software license component of the arrangement consistent with the acquisition of other internal-use software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. We adopted the standard for the year ended December 31, 2016 and are applying its provisions prospectively to all arrangements entered into or materially modified after this date. We prepared an inventory of existing cloud computing arrangements and will stay informed of any modifications to these arrangements in order to assess the materiality of such modifications. Further, we will stay abreast of new cloud computing arrangements to assess against this standard. As of June 30, 2017, the implementation of this guidance has not resulted in any additional capitalization of amounts that may have previously been expensed. Our adoption of this standard did not have a material impact on our consolidated financial statements.

Disclosures of uncertainties about an entity’s ability to continue as a going concern

In August 2014, the FASB issued ASU 2014-15 to provide guidance on management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. We adopted the standard for the year ended December 31, 2016. In accordance with ASC 205-40, Presentation of Financial Statements—Going Concern, we evaluated whether there were conditions that were known or reasonably knowable that raise substantial doubt about our ability to continue as a going concern within one year after the date that our financial statements are issued. There was no impact to our financial statements as a result of adopting this accounting standard.

Recently Issued Accounting Standards

Leases

In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize leases with terms greater than 12 months on the balance sheet as right-of-use assets and corresponding liabilities. Lessees will continue to classify leases as either operating leases, using a straight-line expense pattern, or financing leases, using a front-loaded expense pattern. The standard also requires enhanced quantitative and qualitative disclosures related to the lease arrangements. The standard is effective for us on January 1, 2019, with early adoption permitted, using a modified retrospective approach.

We are evaluating the potential impact of adopting this standard by reviewing our existing lease contracts, all of which are operating leases wherein the Company is the lessee. For predominantly all of the future minimum lease payments of $19.4 million as of June 30, 2017 (unaudited) and

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

$19.4 million as of December 31, 2016 required under our existing operating leases (as disclosed in Note 11) and for other similar leases we may enter into prior to adopting this standard, we expect to gross up our Consolidated Balance Sheets at their present values to recognize the right-of-use assets and lease liabilities. The quantitative impact of adopting this standard remains under evaluation; however, we do not expect material changes to the recognition of rent expense, which is included within property, office and technology expenses and related party expenses in our Consolidated Statements of Operations.

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09 to clarify the principles for recognizing revenue and to develop a common revenue standard. Under this new standard, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The FASB has also issued several updates to ASU 2014-09. The standard is effective for us on January 1, 2018 using either a retrospective or modified retrospective approach.

We have an inventory of contracts with our counterparties, and are performing an assessment of the effect the standard may have on our financial condition or results of operations based on the five-step process outlined in the new standard:

•

Step 1: Identify the contract(s) with a customer. With respect to our transaction fees, we identified the contracts with our merchants and transaction processor. With respect to our servicing and other, we identified the agreements with each of our Bank Partners.

•

Step 2: Identify the performance obligations in the contract. With respect to our transaction fees, the obligation that gives rise to the negotiated transaction price is a successful loan transaction for the merchant’s customer and a processed loan transaction by the transaction processor. As it relates to servicing and other, each Bank Partner agreement stipulates our responsibilities as servicer and what must be achieved in order for us to also earn a performance fee.

•

Step 3: Determine the transaction price. With respect to our transaction fees, the transaction price is a stated rate in each of the contracts. With respect to servicing and other, each contract specifies a stated rate for the servicing fee and the formulaic calculation for the performance fee.

•

Step 4: Allocate the transaction price to the performance obligations in the contract. There are not multiple performance obligations in any of our revenue-earning contracts and, therefore, management expects that the full transaction price will be earned once we meet the requisite performance obligation.

•

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. This step is consistent with our current accounting practice for both transaction fee and servicing and other recognition in the Consolidated Statements of Operations.

This standard will also require enhanced disclosures. Qualitative and quantitative information is required regarding: (i) contracts with customers, including revenue and impairments recognized, disaggregation of revenue, and information about contract balances and performance obligations, (ii) significant judgments and changes in judgments, determining the timing of satisfaction of performance obligations and determining the transaction price and amounts allocated to performance obligations, and (iii) assets recognized from the costs to obtain or fulfill a contract.

We currently review revenue at a disaggregated level and expect to leverage this analysis for the preparation of the enhanced revenue disclosures. There is not significant judgment involved in calculating our transaction fee, servicing fee or any performance fees. Therefore, we do not expect

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

the enhanced disclosures around judgments to have a material impact on our consolidated financial statements. We do not intend to early adopt this standard and are still assessing the impacts of each transition method.

2. Earnings per Unit

We compute earnings per unit (“EPU”) attributable to Class A unit holders using the two-class method required for participating interests. Our participating interests include Class B preferred units, Class C preferred units and vested profits interests awards, as these interests participate in distributions on a pro-rata basis with Class A units. See Note 10 for additional information on our profits interests awards. Basic EPU attributable to Class A unit holders is computed by dividing net income attributable to Class A unit holders by the weighted-average number of Class A units outstanding.

To calculate diluted EPU attributable to Class A unit holders, basic EPU attributable to Class A unit holders is further adjusted by the effect of dilutive units, including awards under our equity compensation plans and warrants. Diluted EPU attributable to Class A unit holders is computed by dividing the resulting net income attributable to Class A unit holders by the weighted-average number of fully diluted Class A units outstanding.

The numerators and denominators of the basic and diluted EPU attributable to Class A unit holders computations are calculated as follows:

	Year ended December 31,
	2016	2015	2014
Basic EPU	Class A	Class A	Class A
Numerator:
Net income	$124,464	$93,819	$68,109
Less: Net income attributable to participating interests	25,233	17,594	2,122

Net income attributable to Class A unit holders	99,231	76,225	65,987

Denominator:
Weighted average Class A units outstanding	13,332,938	13,335,828	15,821,940

Basic EPU	$7.44	$5.72	$4.17

	Year ended December 31,
	2016	2015	2014
Diluted EPU	Class A	Class A	Class A
Numerator:
Net income attributable to Class A unit holders	$99,231	$76,225	$65,987

Denominator:
Weighted average Class A units outstanding for basic EPU	13,332,938	13,335,828	15,821,940
Effect of vested and unvested Unit Options	338,267	336,247	289,420
Effect of warrants	97,412	90,639	44,147
Effect of unvested profits interests	35,994	—	—

Number of units used for diluted EPU	13,804,611	13,762,714	16,155,507

Diluted EPU(1)	$7.19	$5.54	$4.08

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

(1)

Our calculation of diluted EPU excludes 186,622, 149,212 and 108,813 units of Class A unit options and profits interests for the years ended December 31, 2016, 2015 and 2014, respectively, as their inclusion would have been anti-dilutive.

	Six months ended June 30,
	2017	2016
Basic EPU	Class A	Class A
	(unaudited)	(unaudited)
Numerator:
Net income	$60,604	$59,377
Less: Net income attributable to participating interests	13,852	11,704

Net income attributable to Class A unit holders	$46,752	$47,673

Denominator:
Weighted average Class A units outstanding	13,334,999	13,332,593

Basic EPU	$3.51	$3.58

	Six months ended June 30,
	2017	2016
Diluted EPU	Class A	Class A
	(unaudited)	(unaudited)
Numerator:
Net income attributable to Class A unit holders	$46,752	$47,673

Denominator:
Weighted average Class A units outstanding for basic EPU	13,334,999	13,332,593
Effect of vested and unvested Unit Options	504,656	342,978
Effect of warrants	94,568	97,903
Effect of unvested profits interests	76,894	—

Number of units used for diluted EPU	14,011,117	13,773,474

Diluted EPU(1)	$3.34	$3.46

(1)

Our calculation of diluted EPU excludes 184,691 and 198,484 units of Class A unit options and profits interests for the six months ended June 30, 2017 and 2016, respectively, as their inclusion would have been anti-dilutive.

3. Fair Value of Financial Instruments

The following table summarizes, by level within the fair value hierarchy, our financial instruments that are carried at fair value on a recurring or nonrecurring basis in the Consolidated Balance Sheets as of the periods presented. Refer to Note 1 and Note 4 for additional information on these financial instruments.

	December 31, 2016		December 31, 2015		June 30, 2017
	Asset	Liability	Asset	Liability	Asset	Liability
					(unaudited)
Loan receivables held for sale (Level 2)	$41,268	$—	$1,843	$—	$82,250	$—
Finance charge reversal liability (Level 3)	—	68,064	—	49,459	—	76,319

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The following table reconciles the beginning and ending fair value measurements of our FCR liability, which are classified as Level 3 within the fair value hierarchy due to the use of unobservable inputs, during the periods indicated.

	Year ended December 31,		Six months ended June 30,
	2016	2015	2017	2016
			(unaudited)	(unaudited)
Beginning balance	$49,459	$27,906	$68,064	$49,459
Cash receipt of billed finance charges(1)	79,508	80,826	41,017	41,029
Settlements(2)	(102,406)	(68,543)	(61,533)	(50,812)
Fair value changes recognized in origination, servicing and other(3)	41,503	9,270	28,771	15,751

Ending balance	$68,064	$49,459	$76,319	$55,427

(1)

Cash received from deferred payment loans during the promotional period. We consider all monthly incentive payments from Bank Partners during the period to be related to billed finance charges on deferred interest products until monthly incentive payments exceed total billed finance charges on deferred products, which did not occur during any of the periods presented.

(2)	Represents the reversal of previously billed finance charges associated with deferred payment loan principal balances that paid off within the promotional period.

(3)	A fair value adjustment is made based on the expected reversal percentage of billed finance charges (expected settlements), which is estimated at each reporting period.

There were no transfers into, out of, or between levels within the fair value hierarchy for any of the dates presented (six months ended June 30, 2017 and 2016 were unaudited).

The following table presents the estimated reversal rate for billed interest on deferred loan products, which is the significant unobservable input used to value the Level 3 FCR, as of the dates indicated.

Reversal rate	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Range	88.0% – 88.5%	86.0%	86.3% – 94.3%
Weighted average	88.3%	86.0%	88.7%

The following table demonstrates the impact on the fair value of FCR assuming a 100 bps increase or decrease in the reversal rate assumption, while holding all other inputs constant, as of the dates indicated.

Reversal rate sensitivity	Increase/(Decrease) in Fair Value of FCR
	December 31,		June 30, 2017
	2016	2015
			(unaudited)
+ 100 bps	$905	$888	$1,394
- 100 bps	$(1,372)	$(817)	$(1,375)

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

4. Loan Receivables Held for Sale

The following table summarizes the activity in the balance of loan receivables held for sale, at lower of cost or fair value, during the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Beginning balance	$1,843	$5,237	$2,210	$41,268	$1,843
Additions	309,218	84,840	102,885	73,235	127,327
Proceeds from sales and customer payments(1)	(262,903)	(71,711)	(54,778)	(32,052)	(33,802)
Loss on sale	(907)	(201)	(45)	(88)	(112)
Decrease/(increase) in valuation allowance	—	276	(66)	—	—
Transfers(2)	(4,092)	(15,107)	(44,715)	(1,688)	(2,073)
Write offs and other(3)	(1,891)	(1,491)	(254)	1,575	(183)

Ending balance	$41,268	$1,843	$5,237	$82,250	$93,000

(1)

Customer payments include accrued interest and fees, as well as recoveries of previously charged-off loan receivables held for sale. We retain servicing arrangements on loan receivables held for sale with the same terms and conditions as loans that are originated by our Bank Partners. Refer to Note 1 for additional information on these arrangements. Income from these arrangements is recorded within interest income and other gains in the Consolidated Statements of Operations. We sold loan receivables held for sale to certain Bank Partners on the following dates:

2017		2016		2015		2014
Date	Amount	Date	Amount	Date	Amount	Date	Amount
June 29	$17,900	May 12	$28,392	July 8	$16,519	June 26	$26,214
		September 29	20,263	December 23	50,143	October 31	25,938
		November 30	19,990
		December 16	33,621
		December 23	139,004

Total	$17,900		$241,270		$66,662		$52,152

(2)

We temporarily hold certain loan receivables while Bank Partner eligibility is being determined. Once we determine that a loan receivable meets the investment requirements of an eligible Bank Partner, we transfer the loan to the Bank Partner at cost plus any accrued interest.

(3)

We received recovery payments of $3,361 and $52 during the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $116, $137 and $35 during the years ended December 31, 2016, 2015 and 2014, respectively, which are included within other income/(expense), net in the Consolidated Statements of Operations.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The following table presents activities associated with our loan receivable sales and servicing activities during the periods indicated.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Loss on sold loans	$(907)	$(201)	$(45)	$(88)	$(112)
Cash Flows
Sales of loans	$241,270	$66,662	$52,152	$17,900	$28,392
Servicing fees	1,672	821	265	1,711	747

The following table presents information about the principal balances of sold loan receivables that are not recorded in our Consolidated Balance Sheets, but with which we have a continuing involvement through our servicing arrangements with our Bank Partners. The sold loan receivables are pooled with other loans originated by the Bank Partners for purposes of determining escrow balances and performance fees. The escrow balances represent our only direct exposure to potential losses associated with these loan receivables.

	As of December 31,		As of June 30, 2017
	2016	2015
			(unaudited)
Total principal balance	$350,349	$124,660	$301,950
Delinquent loans (unpaid principal balance)	15,524	8,037	13,653

	Year ended December 31,		Six months ended June 30,
	2016	2015	2017	2016
			(unaudited)	(unaudited)
Net charge-offs (unpaid principal balance)	$4,545	$2,163	$3,005	$2,277

5. Accounts Receivable

Accounts receivable consisted of the following as of the dates indicated.

	Accounts Receivable, Gross	Allowance for Losses	Accounts Receivable, Net
December 31, 2016
Transaction fees	$15,103	$(366)	$14,737
Servicing and other	2,025	—	2,025

Total	$17,128	$(366)	$16,762

December 31, 2015
Transaction fees	$11,125	$(133)	$10,992
Servicing and other	1,992	—	1,992

Total	$13,117	$(133)	$12,984

June 30, 2017 (unaudited)
Transaction fees	$18,391	$(499)	$17,892
Servicing and other	893	—	893

Total	$19,284	$(499)	$18,785

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

6. Property, Equipment and Software

Property, equipment and software are as follows as of the dates indicated.

	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Furniture	$2,207	$1,837	$2,623
Leasehold improvements	2,418	734	2,852
Computer hardware	3,064	2,012	3,438
Software	4,833	5,015	4,108

Total property, equipment and software, at cost	12,522	9,598	13,021
Less: accumulated depreciation and amortization	(5,504)	(3,386)	(5,893)

Total property, equipment and software, net	$7,018	$6,212	$7,128

The following table shows depreciation and amortization expense during the periods presented, as well as losses on abandoned property, equipment and software and recorded impairment losses related to abandoned capitalized software projects that are recorded within general and administrative expenses in the Consolidated Statements of Operations. We determined that these software projects would not generate future cash flows through use or disposal to a third party and, as such, the fair value as of the respective reporting dates was $0.

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Depreciation and amortization	$3,708	$2,356	$1,371	$1,875	$1,681
Losses on abandonment	44	94	—	—	33
Impairment losses	107	115	61	—	—

The estimated future amortization of software as of December 31, 2016 and June 30, 2017 are as follows:

December 31, 2016
2017	$1,293
2018	576
2019	98

Total	$1,967

June 30, 2017
(unaudited)
Remainder of 2017	$621
2018	719
2019	263
2020	27

Total	$1,630

7. Credit Facility

On February 10, 2017, we entered into an agreement (“Credit Facility Agreement”) for a two-year, $50.0 million bank revolving credit facility (“Credit Facility”), which is expandable, upon our request and successful syndication, to $100 million. The proceeds from borrowings made under the Credit Facility will be used to fund working capital needs and for general corporate purposes. Any

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

borrowings under the Credit Facility are guaranteed by GreenSky’s wholly owned subsidiaries and are secured by a first priority security interest in substantially all of the assets of GreenSky and the other guarantors thereunder. As of June 30, 2017 (unaudited), we had no outstanding borrowings under this Credit Facility.

At our option, borrowings under the Credit Facility will incur interest at either (i) an alternate base rate, which represents, for any day, a rate per annum equal to the greater of (a) the prime rate on such day, (b) the federal funds rate in effect on such day plus 1/2 of 1.00%, and (c) the adjusted LIBOR for a one-month interest period on such day plus 1.00%, plus a margin of 1.25% per annum or (ii) an adjusted LIBOR rate, which represents the LIBOR rate for such interest period multiplied by the statutory reserve rate, as defined in the Credit Facility Agreement, plus a margin of 2.25% per annum. Borrowings under the alternate base rate may be for any amount, while borrowings under the adjusted LIBOR rate (referred to as Eurodollar loans) must be in integral multiples of $1 million and not less than $2 million. Further, there may not be more than a total of 10 Eurodollar loans outstanding at any time. Borrowings under the Credit Facility may be prepaid, in whole or in part, at any time without premium or penalty.

The Credit Facility Agreement also allows us to request the issuance of letters of credit denominated in United States dollars as the applicant thereof for the support of our or our subsidiaries’ obligations. Each letter of credit issued must expire on the earlier of one year following the date of issuance or the date that is five business days prior to the end of the term of the Credit Facility Agreement. As of June 30, 2017 (unaudited), we did not request the issuance of any letters of credit.

We are required to pay certain fees associated with the Credit Facility, including a commitment fee payable monthly to the administrative agent of the Credit Facility, which accrues at a per annum rate of 0.50% on the daily unused amount of each lender’s commitment. We recorded commitment fees of $98 during the six months ended June 30, 2017 (unaudited), which are recorded within interest expense in the Consolidated Statements of Operations. Further, we recorded up-front and other fees associated with the Credit Facility within other assets in the Consolidated Balance Sheets and amortize these fees on a straight-line basis over the remaining term of the Credit Facility into interest expense in the Consolidated Statements of Operations. As of June 30, 2017 (unaudited), unamortized fees of $286 were included within other assets in the Consolidated Balance Sheets.

The Credit Facility Agreement contains certain financial and non-financial covenants with which we must comply. The financial covenants include the following:

•

Tangible net worth, as defined in the Credit Facility Agreement, of no less than the sum of (i) $1 million plus (ii) 25% of (a) the total of all positive net income as of the end of each fiscal year commencing with the fiscal year ending December 31, 2017, minus (b) the total of all tax distributions made to equity holders of the Company in respect of each fiscal year commencing with the fiscal year ending December 31, 2017;

•

Consolidated earnings before interest, taxes, depreciation and amortization, as defined in the Credit Agreement, of no less than $100 million for each 12-month period ending on the last day of each fiscal quarter; and

•

Aggregate unused commitments from the Bank Partners of not less than $500 million, with exceptions for certain loan portfolios that do not meet a performance threshold, as defined in the Credit Facility Agreement.

The non-financial covenants include, among other things, restrictions on indebtedness, liens and encumbrances, loans and investments, acquisitions, restricted payments, asset dispositions, and other matters customarily restricted in such agreements.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

The Credit Facility Agreement includes default events, in addition to noncompliance with the aforementioned covenants, which could require early payment and termination of the Credit Facility Agreement, or similar actions. Default events include, but are not limited to, the following:

•	Nonpayment of scheduled principal or interest payments;

•	Insolvency events;

•	Acceleration of other financial obligations;

•	A material adverse change;

•	Regulatory violations; and

•	Change in control provisions.

We were in compliance with all default provisions and covenants, both financial and non-financial, as of June 30, 2017 (unaudited).

8. Other Liabilities

The following table details the components of other liabilities in the Consolidated Balance Sheets as of the dates indicated.

	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Accrued rebates	$2,770	$206	$509
Deferred lease liabilities	2,652	1,625	2,826
Transaction processing liabilities	2,847	—	9,406
Accruals and other liabilities	4,013	3,227	5,310

Other liabilities	$12,282	$5,058	$18,051

9. Permanent Equity (Deficit)

2017 Permanent Equity (Deficit) Activity (unaudited)

There were no material equity related transactions during the first six months of 2017.

2016 Permanent Equity (Deficit) Activity

On November 1, 2016, we redeemed 3,248 Class A units from a former Class A member for a redemption price of $345 or $106.17 per unit.

On December 1, 2016, we redeemed 4,380 Class A units from a current Class A member. The majority of this redemption was non-cash related due to a cashless Unit Option exercise during the period. Of this total redemption, 298 Class A units were redeemed using cash for a redemption price of $32 or $106.17 per unit.

2015 Permanent Equity (Deficit) Activity

On June 24, 2015, we completed the sale of 105,263 Class A units for a purchase price of $10.0 million or $95.00 per unit.

Proceeds from the sale of Class A units were used by the Company to redeem Class A units from electing members based on a pro rata basis of relative ownership percentages. In conjunction

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

with the issuance of Class A units, we incurred transaction related costs of $0.1 million, which consisted of legal fees. These costs were deferred and charged against additional paid-in capital.

On October 31, 2015, we redeemed 13,283 Class A units from a former Class A member for a redemption price of $1.0 million or $76.00 per unit.

2014 Permanent Equity (Deficit) Activity

On May 6, 2014, we completed the sale of 85,698 Class A units for a purchase price of $2.0 million or $23.34 per unit.

On June 10, 2014, we completed the sale of 454,198 Class A units for a purchase price of $10.6 million or $23.34 per unit.

On November 19, 2014, we completed the redemption of 3,032,635 Class A units for a purchase price of $293.9 million or $96.91 per unit. We used the proceeds from our issuance of Class B units to complete this redemption.

Proceeds from the sale of Class A units were used by the Company to redeem units from electing members based on a pro rate basis of relative ownership percentages.

Warrants

Warrant holders are not entitled to receive distributions. The Company’s warrants are exercisable upon meeting the vesting requirements.

On October 29, 2015, we issued warrants to one of our Class A members, which is also an affiliate of one of the members of the board of managers, to purchase up to 10,000 Class A units (equal to 0.1% of the issued and outstanding units of the Company as of that date). The exercise price of the warrants is $0.01 per Class A unit subject to adjustments, including for unit splits, combinations and reclassifications. The warrants vest ratably over two years and expire on December 31, 2023.

On January 1, 2014, we issued warrants to an affiliate of one of the members of the board of managers to purchase up to 130,464 Class A units (equal to 0.8% of the issued and outstanding units of the Company as of that date). The exercise price of the warrants is $10.81 per Class A unit subject to adjustments, including for unit splits, combinations and reclassifications. The warrants vest ratably over five years and expire on December 31, 2023.

Distributions

On a quarterly basis, we pay tax distributions to eligible recipients on a pro rata basis. In certain circumstances, we also pay special distributions. Any distributions, other than tax distributions, require the approval of Class B unit holders if the Company would not have, after giving effect to the proposed distribution, minimum net cash of at least the greater of (a) $50 million and (b) the lesser of (i) six times the most recently completed fiscal quarter’s operating expenditures (as defined in the operating agreement), (ii) $100 million and (iii) the Class B Preference as of the time of determination.

During the six months ended June 30, 2017 and 2016 (unaudited) and the years ended December 31, 2016 and 2015, we did not declare nor pay any special distributions. In April and May 2014, we declared special distributions of $7.0 million and $9.5 million, respectively. These distributions were paid during June and July 2014, respectively.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

As of December 31, 2014, an accrued tax distribution of $2.1 million was outstanding and was included as a liability in the Consolidated Balance Sheets. Payment was subsequently made on January 12, 2015.

Dilutive units

Dilutive units currently outstanding and reserved for future issuance were as follows as of the dates indicated.

	December 31, 2016	June 30, 2017
		(unaudited)
Unit Options outstanding(1)	73,500	101,000
Profits interests outstanding	1,261,689	1,251,189
Warrants outstanding	140,464	140,464
Reserved for future grants	341,787	328,134

Total outstanding and reserved for future issuance	1,817,440	1,820,787

(1)	Unit Options herein exclude Unit Options that were capped in 2015. Refer to Note 10 for additional information.

10. Share-Based Compensation

As of June 30, 2017 (unaudited) and December 31, 2016, 2015 and 2014, we authorized 1.7 million units, 1.7 million units, 1.3 million units and 1.2 million units, respectively, to be issued as Unit Options or profits interests to certain members of senior management and other key employees. As discussed in more detail below, certain Unit Options were capped on October 1, 2015 (“Capped Options”) and an equivalent number of profits interests were issued with a threshold value of $76.00 per unit, which represented the fair value of Company units as of that date. Capped Options and their related profits interest awards are aggregated to count as one unit against the 1.7 million unit authorization limit.

Unit Options

Unit Options granted by the Company are time-vested awards that vest ratably over a period of three or five years of continued employee or non-employee service, or cliff-vest at the end of a period of five years of continued employee service. The contractual term of all Unit Options is ten years from the grant date. Upon the exercise of Unit Options, the Company issues reserved Class A units.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Option activity is as follows during the periods indicated:

	Year ended December 31,			Six months ended June 30, 2017
	2016	2015	2014
	Number of Options	Number of Options	Number of Options	Number of Options	Weighted Average Exercise Price
				(unaudited)	(unaudited)
Outstanding at beginning of period	1,049,098	852,743	743,183	1,000,689	$24.71
Granted(1)(2)	42,000	268,246	412,242	31,500	111.17
Exercised(3)(4)	(5,000)	(14,918)	(10,000)	(200)	76.00
Forfeited	(85,409)	(56,973)	(292,682)	(33,800)	58.11

Outstanding at end of period(5)	1,000,689	1,049,098	852,743	998,189	$26.30

Exercisable at end of period(5)(6)	467,240	185,629	5,000	682,250	$14.41

(1)

There were no Unit Options granted to non-employee directors during the six months ended June 30, 2017 and 2016 (unaudited). Unit Options granted during 2015 included 43,088 options granted to non-employee directors at an exercise price of $56.49. Unit Options granted during 2014 included 133,464 options granted to non-employee directors and other non-employees at an exercise price of $10.81.

(2)

Weighted average grant-date fair value of Unit Options granted during the six months ended June 30, 2017 and 2016 (unaudited) was $35.17 and $32.56, respectively, and during the years ended December 31, 2016, 2015 and 2014 was $40.46, $14.29 and $5.37, respectively.

(3)

The total intrinsic value of Unit Options exercised, which is defined as the amount by which the market value of the units on the date of exercise exceeds the exercise price, was $8 and $0 as of June 30, 2017 and 2016 (unaudited), respectively, and $98, $913 and $510 as of December 31, 2016, 2015 and 2014, respectively.

(4)

Employees paid $15 and $0 during the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $0, $64 and $55 during the years ended December 31, 2016, 2015 and 2014, respectively, to the Company to exercise Unit Options. In 2016, the 5,000 Unit Options were exercised by means of a cashless net exercise procedure, which resulted in the issuance of 620 Class A units. In 2015 and 2014, 14,918 and 10,000 Class A units, respectively, were issued related to the exercise of Unit Options.

(5)	The aggregate intrinsic value and weighted average remaining contractual terms of Unit Options outstanding and Unit Options exercisable were as follows as of the dates indicated:

	December 31,			June 30, 2017
	2016	2015	2014
				(unaudited)
Aggregate intrinsic value (in millions)
Unit Options Outstanding	$53.5	$54.6	$36.5	$53.4
Unit Options Exercisable	$28.6	$11.7	$0.2	$42.7
Weighted average remaining term (in years)
Unit Options Outstanding	6.68	7.67	8.21	6.24
Unit Options Exercisable	6.13	7.16	8.81	5.57

(6)

The total fair value, based on grant-date fair value, of Unit Options that vested was $766 and $615 during the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $1,234, $675 and $61 during the years ended December 31, 2016, 2015 and 2014, respectively.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Compensation expense related to Unit Options is measured based on their grant-date fair values. We use a Black-Scholes options pricing model to determine the grant-date fair value of Unit Options.

The following inputs and assumptions were used to value the Unit Options as of the grant dates:

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Risk-free interest rate	1.33 – 2.29%	1.67 – 2.10%	1.98 – 2.29%	2.10 – 2.23%	1.53 – 1.85%
Expected unit volatility(1)	40.9 – 44.4%	40.9 – 45.0%	38.0 – 45.0%	24.60 – 44.40%	40.90%
Expected dividend yield	0%	0 – 6.98%	6.98%	0%	0%
Expected option life (in months)(2)	78	72 – 78	72 – 78	78	78
Fair value of Unit Options	$32.23 – $50.03	$12.12 – $33.29	$1.91 – $12.35	$33.47 – $49.92	$32.53 – $32.63

(1)	We estimated volatility based on a peer group of public companies that extend consumer credit, as provided by an independent third party valuation specialist.

(2)

We determined the expected life as the midpoint between the scheduled vesting and expiration dates of the awards, in accordance with the provisions of the Securities and Exchange Commission Staff Accounting Bulletin Topic 14, Share-Based Payment. We used the simplified method primarily due to having insufficient historical Unit Option exercise experience upon which to reasonably estimate an expected term.

Profits Interests

On October 1, 2015, we began to award profits interests to certain employees and non-employee directors. Profits interests are assigned a threshold value on the date of grant, which is equivalent to their fair value. The profits interests issued on October 1, 2015 were modifications of previously issued Unit Options. The Class A unit options remain outstanding, but were capped at a liquidation value of $76.00 per unit, meaning that the maximum proceeds received by Class A unit option holders at liquidation is limited to the difference between $76.00 per unit and the Class A unit strike price. We evaluated this modification in accordance with ASC 718 Compensation—Stock Compensation, and determined that there was no incremental share-based compensation expense to recognize as a result of this modification. Forty-one employees and two non-employees were affected by the modification.

Profits interests granted by the Company are time-vested awards that either vest ratably over a period of continued employee service or cliff-vest at the end of a period of continued employee service.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Profits interest activity is as follows during the periods indicated:

	Year ended December 31,		Six months ended June 30, 2017
	2016	2015
	Number of Profits Interests	Number of Profits Interests	Number of Profits Interests	Weighted Average Threshold Price
			(unaudited)	(unaudited)
Outstanding at beginning of period	1,137,598	—	1,261,689	$77.20
Granted(1)(2)	204,500	1,137,598	29,500	113.71
Forfeited	(75,009)	—	(40,000)	76.00
Redeemed(3)	(5,400)	—	—	—

Outstanding at end of period(4)(5)	1,261,689	1,137,598	1,251,189	$78.09

(1)	Profits interests granted during 2015 included 86,576 granted to non-employee directors at a threshold price of $76.00.

(2)

Weighted average grant-date fair value of profits interests granted was $28.89 and $28.48 during the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $31.91 and $28.89, during the years ended December 31, 2016 and 2015, respectively. For the year ended December 31, 2015, 1,007,598 of these awards were related to previously issued Unit Options.

(3)	During the year ended December 31, 2016, we redeemed 5,400 outstanding profits interests at a repurchase price of $106.17 per unit less the profits interest threshold value of $76.00 per unit.

(4)	The intrinsic value and weighted average remaining contractual term of profits interests outstanding were as follows at the dates indicated:

	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Aggregate intrinsic value (in millions)	$36.6	$—	$44.9
Weighted average remaining term (in years)	2.21	2.87	1.85

(5)

The total fair value based on grant-date fair value of profits interests that vested was $345 and $0 during the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $751, $0 and $0 during the years ended December 31, 2016, 2015 and 2014, respectively.

Compensation expense related to profits interests is measured based on the grant-date fair value of the profits interests. We use a Black-Scholes options pricing model to determine the grant-date fair value of profits interests.

The following inputs and assumptions were used to value the profits interests (limited to profits interests without an associated Capped Option) as of the grant dates.

	December 31,		Six months ended June 30,
	2016	2015	2017	2016
			(unaudited)	(unaudited)
Risk-free interest rate	1.07 – 1.60%	1.67 – 1.70%	1.82 – 1.92%	1.22 – 1.52%
Expected unit volatility(1)	40.90 – 44.40%	40.90%	24.60 – 44.4%	40.90%
Expected dividend yield	0%	0%	0%	0%
Expected option life (in months)(2)	60	60	60	60
Fair value of profits interests	$28.12 – $43.03	$28.86 – $28.90	$28.35 – $28.94	$28.40 – $28.68

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

(1)	We estimated volatility based on a peer group of public companies that extend consumer credit, as provided by independent third party valuation specialists.

(2)	We determined the expected life to be equivalent to the vesting period.

We recorded share-based compensation expense of $1,574 and $903 for the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $1,897, $999 and $586 for the years ended December 31, 2016, 2015 and 2014, respectively, which is included within compensation and benefits expense in the Consolidated Statements of Operations. At June 30, 2017 (unaudited), unrecognized compensation costs related to non-vested Unit Options totaled $4.0 million, which will be recognized over a weighted average remaining requisite service period of 3.6 years. At June 30, 2017 (unaudited), unrecognized compensation costs related to non-vested profits interest awards totaled $9.1 million, which will be recognized over a weighted average remaining requisite service period of 4.0 years.

11. Commitments, Contingencies and Guarantees

Commitments

We primarily lease our premises under multi-year, non-cancelable operating leases with terms expiring through 2024, exclusive of renewal option periods. One lease agreement expiring in 2023 contains a renewal option to extend the lease for five consecutive three-year periods. Base rent is subject to rent escalations on each annual anniversary from the lease commencement dates. Rental payments, as well as any step rent provisions specified in the lease agreements, are aggregated and charged evenly to expense over the lease term. Certain of these operating leases contain rent holidays and tenant allowances that may be applied toward leasehold improvements or other lease concessions. Capital improvement funding and other lease concessions provided by the landlord are recorded as a deferred liability and are amortized evenly over the lease term as a reduction of rent expense. In most circumstances, we expect that in the normal course of business, leases will be renewed or replaced by other leases.

Rent expense is recognized on a straight-line basis over the life of the lease and included within property, office and technology or related party expenses in the Consolidated Statements of Operations. Refer to Note 12 for additional information regarding office space leased from a related party. Rent expense was $1,475 and $1,209 for the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $2,464, $1,599 and $617 for the years ended December 31, 2016, 2015 and 2014, respectively.

As of the dates presented, future minimum lease payments under our leases for the succeeding five fiscal years and thereafter are as follows:

December 31, 2016
2017	$2,902
2018	3,085
2019	3,332
2020	3,412
2021 and thereafter	6,668

Total minimum lease payments	$19,399

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

June 30, 2017
(unaudited)
Remainder of 2017	$1,549
2018	3,201
2019	3,451
2020	3,535
2021	3,588
2022	2,528
Thereafter	1,546

Total minimum lease payments	$19,398

Our transaction processor covers the initial funding of processed transactions and also imposes certain financial covenants upon us. In 2015, we posted a $5.8 million deposit with the transaction processor, which served as pre-funding for Bank Partner transactions that had been processed by the transaction processor, but not yet funded by the Bank Partner. Starting in 2016, the Bank Partners instead provided the requisite funding to our transaction processor to cover the initial funding of processed transactions, and thus we recorded no deposit balance as of June 30, 2017 (unaudited) and December 31, 2016 related to this arrangement.

The financial covenants with our transaction processor include the following:

•	Tangible net worth, as defined in the agreement, of no less than $3.5 million;

•

Debt coverage ratio (Earnings before interest, taxes, depreciation and amortization for the trailing four fiscal quarters divided by the sum of interest expense for the trailing four fiscal quarters ended and all debt and capitalized leases) of not less than 1.50:1.00; and

•	Ratio of total liabilities to total equity not to exceed 3.00:1.00.

As of June 30, 2017 (unaudited) and December 31, 2016 and 2015, we were in compliance with all financial covenants.

As of June 30, 2017 (unaudited) and December 31, 2016 and 2015, our outstanding open and unused line of credit on approved loans was $4.6 million, $4.7 million and $13.4 million, respectively. We have not recorded a provision for these unfunded commitments.

For certain Bank Partners, we maintain a restricted cash balance based on a contractual percentage of the total interest billed on outstanding deferred interest loans that are within the promotional period less previous FCR on such outstanding loans. The Company recorded $33.4 million of restricted cash associated with this arrangement as of June 30, 2017 (unaudited) and has maximum additional exposure of $5.6 million based on the contractual target calculated on life-to-date billed interest on outstanding deferred interest loans. We have not recorded a provision for this additional exposure.

Contingencies

In limited instances, the Company may be subject to operating losses if we make certain errors in managing credit programs and we determine that a customer is not liable for a loan originated by a Bank Partner. We evaluated this contingency in accordance with ASC 450, Contingencies, and determined that it is reasonably possible that losses could result from errors in underwriting. However, in management’s opinion, it is not possible to estimate the likelihood or range of reasonably possible future losses related to errors in underwriting based on currently available information. Therefore, we have not established a liability for this loss contingency.

Further, from time to time, we place Bank Partner loans on non-accrual and non-payment status (“Pended Status”) while we investigate consumer loan balance inquiries, which may arise

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

from disputed charges related to work performed by third-party merchants. As of June 30, 2017 (unaudited) and December 31, 2016, Bank Partner loan balances in Pended Status were $9.0 million and $6.0 million, respectively. While it is management’s expectation that most of these loan balance inquiries will be resolved without incident, in certain instances we may determine that it is in the best interest of the consumer and Bank Partner for the Company to permanently reverse the loan balance and assume the economic responsibility for the loan balance itself. We record a liability for these instances. As of June 30, 2017 (unaudited) and December 31, 2016, our liability for potential future losses was $1.5 million and $0.8 million, respectively.

From time to time, we may become a party to civil claims and lawsuits. As of June 30, 2017 (unaudited) and December 31, 2016, we were not a party as a defendant to any litigation that we believed was material to our operations or results.

Financial guarantees

Under the terms of the contracts with our Bank Partners, a contractual percentage of the Bank Partners’ monthly originations and month-end outstanding portfolio balance is contributed and maintained in restricted, interest-bearing escrow accounts to serve as limited protection to the Bank Partners in the event of excess Bank Partner portfolio credit losses. The Company’s maximum exposure to Bank Partner portfolio credit losses is limited to the contractual restricted cash balance, which was $53.3 million as of June 30, 2017 (unaudited) and $39.0 million and $22.5 million as of December 31, 2016 and 2015, respectively. The recorded fair value of the financial guarantee related to these contracts was $47 as of June 30, 2017 (unaudited) and $673 and $670 as of December 31, 2016 and 2015, respectively, which was recorded within other liabilities in the Consolidated Balance Sheets. In determining the measured liabilities, we consider a variety of factors, including historical experience and management’s expectations of current customer delinquencies converting into Bank Partner portfolio losses.

Further, any borrowings under our Credit Facility are guaranteed by our domestic, wholly owned subsidiaries. See Note 7 for additional information.

12. Related Party Transactions

We lease office space from a related party under common management control for which rent expenses are recognized within related party expenses in the Consolidated Statements of Operations. Total rent expenses related to this office space were $745 and $552 for the six months ended June 30, 2017 and 2016 (unaudited), respectively, and $1,135, $1,136 and $523 for the years ended December 31, 2016, 2015 and 2014, respectively. As of June 30, 2017 (unaudited) and December 31, 2016, we had a $956 tenant allowance associated with this lease, which is recorded within related party receivables in the Consolidated Balance Sheets.

We entered into loan agreements, most of which are non-interest bearing, with certain members of our management team for which the remaining outstanding balances will be forgiven ratably over designated periods based on continual employment with the Company. Pertinent details

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

of these arrangements and the remaining outstanding balances, which are presented within related party receivables in the Consolidated Balance Sheets, are as follows at the dates indicated:

Period Entered	Loan Amount	Period of Forgiveness	Outstanding Balance as of:
			December 31, 2016	June 30, 2017
	(unaudited)
August 2016	$250	6 quarters	$208	$125
September 2016	125	30 months	111	85
November 2016	150	6 quarters	150	100
February 2017	75	6 quarters	—	63

			$469	$373

Equity-based payments to non-employees resulted in related party expenses of $190 for each of the six months ended June 30, 2017 and 2016 (unaudited) and $380, $95 and $0 for the years ended December 31, 2016, 2015 and 2014, respectively.

In November 2016, we executed a $20.0 million Bank Partner agreement (“2016 Agreement”) with affiliates of two Class A members who serve on our board of managers. We also have a separate Bank Partner agreement with an affiliate of one Class A member who serves on our board of managers. Both agreements are structured similarly to the origination and servicing arrangements with the other Bank Partners, wherein the Company is eligible for a performance fee and is required to contribute restricted cash based on monthly originations and the month-end outstanding portfolio balance.

We are entitled to collect fixed servicing fees in conjunction with the 2016 Agreement. As of June 30, 2017 (unaudited) and December 31, 2016 and 2015, our related party Bank Partner facilities had committed balances in the aggregate of $13.2 million, $26.9 million and $10.4 million, respectively.

Consolidated Balance Sheets effects associated with our related party financing facilities were as follows at the dates indicated:

	December 31,		June 30, 2017
	2016	2015
			(unaudited)
Related party receivables(1)	$10	$—	$—
Related party liabilities(2)	1,054	19	447
Restricted cash	923	138	672

(1)	Receivables related to Servicing and other.

(2)	Related party liabilities as of June 30, 2017 (unaudited) and December 31, 2016 primarily consisted of restricted cash in-transit to related parties at the respective reporting date.

Consolidated Statements of Operations effects associated with our related party financing facilities were as follows during the periods indicated:

	Year ended December 31,			Six months ended June 30,
	2016	2015	2014	2017	2016
				(unaudited)	(unaudited)
Servicing and other	$47	$123	$—	$216	$28
Related party expenses(1)	163	305	607	69	86

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

(1)	Expenses incurred requiring the use of restricted cash.

13. Segment Reporting

We conduct our operations through a single operating segment and, therefore, one reportable segment. Operating segments are revenue-generating components of a company for which separate financial information is internally produced for regular use by the Chief Operating Decision Maker (“CODM”) to allocate resources and assess the performance of the business. Our CODM uses a variety of measures to assess the performance of the business; however, detailed profitability information of the nature that could be used to allocate resources and assess the performance of the business are managed and reviewed for the Company as a whole.

There are no significant concentrations by state or geographical location, nor are there any significant individual customer concentrations by balance.

14. Temporary Equity

On November 19, 2014, we completed the sale of 3,032,635 Class B preferred units for a purchase price of $300.0 million (before transaction costs) or $98.92 per unit.

In conjunction with the issuance of Class B preferred units, we incurred transaction related costs of $12.4 million, which consisted of investment banking and legal fees as well as Class B investor diligence expenses. These costs were deferred and charged against the carrying value of Class B preferred units.

In the event of certain liquidity events, the Class B unit holders collectively are entitled to a liquidation preference of $300.0 million prior to any distribution to the holders of any other equity securities. In the event of a Qualified Public Offering, defined as a public offering at an effective price per unit of at least 150% of the initial Class B purchase price and receipt of gross proceeds greater than $150.0 million, the Class B liquidation preference is of no further effect. If a Qualified Public Offering or payment of the Class B liquidation preference has not occurred prior to October 31, 2019, each Class B unit holder, thereafter has the right, upon six months’ prior notice, to sell its Class B preferred units to the Company at a price equal to the original purchase price for the Class B preferred units, adjusted for any previous non-tax member distributions to the Class B unit holders, if applicable.

On August 24, 2016, we completed the sale of 252,550 Class C preferred units for a purchase price of $50.0 million or $197.98 per unit. Proceeds from the sale were used for general operating purposes.

In conjunction with the issuance of Class C preferred units, we incurred transaction related costs of $1.8 million, which consisted of investment banking and legal fees. These costs were deferred and charged against the carrying value of Class C preferred units.

In the event of certain liquidity events, the Class C unit holders are entitled to a liquidation preference of $50.0 million following settlement of Class B unit holders’ liquidation preference but prior to any distribution to the holders of any other equity securities. In the event of an initial public offering, the Class C liquidation preference is of no further effect. If an initial public offering or payment of the liquidation preference has not occurred prior to July 31, 2021, each Class C unit holder, thereafter has the right, upon six months’ prior notice, to sell its Class C preferred units at a price equal to the original purchase price for the Class C preferred units, adjusted for any previous non-tax member distributions to the Class C unit holders, if applicable.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

15. Subsequent Events

Management of the Company performed an evaluation of subsequent events through April 27, 2017, which is the date the financial statements were issued.

On February 10, 2017, we entered into a Credit Agreement for a two-year, $50.0 million bank revolving Credit Facility that is expandable, upon the Company’s request and successful syndication, to $100 million. The proceeds from borrowings made under the Credit Facility will be used to fund working capital needs and for general corporate purposes. As of the date the financial statements were issued, we had no outstanding borrowings under this Credit Facility.

Distributions

The Company finalized and paid member tax distributions as follows:

Date Finalized	Aggregate Amount
(in millions)
January 13, 2017	$11.6
March 15, 2017	1.7
March 29, 2017	9.7
April 11, 2017	15.7
April 13, 2017	0.5

Total	$39.2

Unaudited

Management of the Company performed an evaluation of subsequent events through September 22, 2017, which is the date the unaudited interim financial statements were issued.

Term loan and revolving loan facility

On August 25, 2017, GS Holdings (hereafter in this section referred to as “we” or “us”) entered into a $450 million credit agreement with a group of lenders (“Credit Agreement”). The Credit Agreement provides for a $350 million term loan and a $100 million revolving loan facility, as further discussed below. Unless extended, the term loan matures on August 25, 2024 and the revolving facility matures on August 25, 2022.

With respect to the term loan, after an original issuance discount of $3.5 million and debt issuance costs of $7.9 million, the net proceeds to us were $338.6 million. The proceeds from the term loan, along with $7.9 million of cash, were used to make a $346.5 million distribution to Class A, Class B and Class C unit holders and holders of profits interests. As of the date hereof, $335.9 million of the distribution has been distributed. The remainder will be distributed upon the vesting or forfeiture of certain profits interests and will be included in distributions payable on the Consolidated Balance Sheets.

The $350.0 million principal balance of the term loan is to be repaid on a quarterly basis beginning on December 29, 2017 at an amortization rate of 0.25% per quarter, with the balance due at maturity. The term loan is a Eurodollar loan that incurs interest, due quarterly in arrears, at an adjusted LIBOR rate, which represents the LIBOR rate for such interest period multiplied by the statutory reserve rate, as defined in the Credit Agreement, plus a margin of 4.00% per annum. Using the effective interest method, the debt discount and debt issuance costs will be amortized into interest expense over the term of the loan. The effective interest rate on the term loan was 5.79% on August 25, 2017 and will fluctuate based on market interest rates.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Under the revolving loan facility, revolving loans incur interest at our election at either (i) a base rate, which represents, for any day, a rate per annum equal to the greater of (a) the prime rate on such day, (b) the federal funds rate on such day plus 1/2 of 1.00%, and (c) the adjusted LIBOR for a one-month interest period on such day plus 1.00%, plus a margin of 3.00% per annum or (ii) an adjusted LIBOR rate, as discussed above, plus a margin of 4.00% per annum. If our first lien net leverage ratio, discussed further below, is equal to or below 1.50 to 1.00, these interest margins are reduced to 2.75% and 3.75% for base rate loans and Eurodollar loans, respectively. As of the date hereof, we had no borrowings outstanding under the revolving loan facility.

We are required to pay a quarterly commitment fee at a per annum rate of 0.50% on the sum of (i) the daily unused amount of the revolving loan facility and (ii) the aggregate amount available to be drawn under all outstanding letters of credit. This rate is reduced to 0.375% for any period in which our first lien net leverage ratio is equal to or below 1.50 to 1.00. Commitment fees will be recorded within interest expense.

The Credit Agreement contains certain financial and non-financial covenants with which we must comply. The financial covenant requires a first lien net leverage ratio equal to or below 3.50 to 1.00 for any measurement date at which the principal amounts of outstanding revolving loans and letters of credit exceed 25% of the aggregate principal amount of the revolving loan facility. The first lien net leverage ratio is calculated as the ratio of (i) the aggregate principal amount of indebtedness, minus the aggregate amount of consolidated cash (exclusive of restricted cash), as of the measurement date to (ii) consolidated EBITDA, as defined in the Credit Agreement, for the four prior quarters.

The non-financial covenants include, among other things, restrictions on indebtedness, liens, fundamental changes to the business (such as acquisitions, mergers, liquidations or changes in the nature of the business, asset dispositions, restricted payments, transactions with affiliates and other customary matters).

The Credit Agreement also includes various negative covenants, including one that restricts GS Holdings from making distributions unless certain financial tests are met. In general, GS Holdings is restricted from making distributions unless (a) after giving effect to the distribution it would have, as of a measurement date, a total net leverage ratio of no more than 3.00 to 1.00, and (b) the source of such distributions is retained excess cash flow, certain equity issuance proceeds and certain other sources. As of the date hereof, GS Holdings and GSLLC are collectively restricted from making distributions of more than $25 million. Based on the future financial performance, the amount of unrestricted distributions may increase in future periods. As of the date hereof, we have negative net assets for the purposes of the test required by Rule 4-08(e) of Regulation S-X and, therefore, the amount of net assets subject to restriction is not a meaningful number.

Any borrowings under the Credit Agreement are unconditionally guaranteed by our subsidiaries and are secured by a security interest in substantially all of the assets of GreenSky and the other guarantors thereunder.

In conjunction with the Credit Agreement, on August 25, 2017, we terminated the $50.0 million Credit Facility previously entered into on February 10, 2017. We incurred a loss on extinguishment of debt of $254 representing the unamortized deferred debt issuance costs at the date of termination. The loss will be recorded within other gains/(losses) in the Consolidated Statements of Operations.

GreenSky, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
Information as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 is unaudited
(Dollars in thousands, except per unit data, unless otherwise stated)

Distributions

The Company finalized and paid member tax distributions as follows:

Date Finalized	Aggregate Amount
(in millions)
April 11, 2017	$15.7
April 13, 2017	0.5
June 9, 2017	15.8
June 14, 2017	0.3
September 12, 2017	15.7
September 15, 2017	0.3

Total	$48.3

Loan receivables held for sale transactions

Effective August 1, 2017, the Company entered into an agreement with a third-party investor to receive $3.0 million in exchange for a 90% participating interest in the expected recoveries of a pool of $43.8 million of previously charged-off loan receivables held for sale, which were previously acquired by the Company. The Company retained the remaining 10% participating interest in the expected recoveries and servicing arrangements on these loan receivables held for sale.

During September 2017, the Company was in active negotiations with a third-party investor and Bank Partner to exchange for cash, participating interests in all of the expected recoveries of a pool of $86.6 million of previously charged-off loan receivables held for sale, which were previously acquired by the Company. The Company is expected to remain as named servicer for these loan receivables held for sale.

No other subsequent events were noted in management’s evaluation that would require disclosure.

  Shares

GreenSky, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Goldman Sachs & Co. LLC	J.P. Morgan

 , 2017

Through and including  (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to any unsold allotment or subscription.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions and financial advisory services fees payable by the registrant, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the United States Securities and Exchange Commission (“SEC”) registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Officers and Directors

Section 102 of the Delaware General Corporation Law (the “DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that the registrant may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding—other than an action by or in the right of the registrant—by reason of the fact that the person is or was a director, officer, agent or employee of the registrant, or is or was serving at the registrant’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acting in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the registrant, and with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the registrant as well but only to the extent of defense expenses, including attorneys’ fees but excluding amounts paid in settlement, actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability to the registrant, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

The registrant’s certificate of incorporation and bylaws, to be filed as Exhibits 3.1 and 3.2 hereto, respectively, provide that the registrant must indemnify its directors and officers to the fullest extent authorized by the DGCL or any other applicable law. In addition, the registrant intends to enter into separate indemnification agreements, to be filed as Exhibit 10.7 hereto, with its directors and executive officers, which would require the registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent authorized by law. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities, including reimbursement of expenses incurred, arising under the United States Securities Act of 1933, as amended (the “Securities Act”). The registrant also intends to maintain director and officer liability insurance.

The form of Underwriting Agreement, to be filed as Exhibit 1.1 hereto, provides for indemnification by the underwriters of the registrant and the registrant’s officers and directors for certain liabilities, including liabilities arising under the Securities Act and affords certain rights of contribution with respect thereto.

Item 15. Recent Sales of Unregistered Securities

On July 20, 2017, the registrant issued 100 shares of the registrant’s common stock, par value $0.01 per share, to GreenSky, LLC for $10.00. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

In connection with the Reorganization Transactions, the registrant will issue shares of its Class B common stock, par value $0.01 per share, to the Continuing LLC Members and shares of its Class A common stock, par value $0.01 per share, to the equity holders of the Former Corporate Investors (as those terms are defined in the prospectus included in this registration statement). The issuance of such shares of Class A and Class B common stock will not be registered under the Securities Act because the shares will be offered and sold in transactions exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits

(1) Exhibits:

The exhibit index attached hereto is incorporated herein by reference.

(2) Financial Statement Schedules:

All schedules have been omitted because they are not required or because the required information is given in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates, or evidence of uncertificated securities, in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby further undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on  , 2017.

GreenSky, Inc.
(Registrant)

By:	Name: David Zalik Title: Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints David Zalik and Robert Partlow and each of them singly, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and additions to this registration statement, and any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on  , 2017.

Name	Title

David Zalik	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)

Robert Partlow	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)

Joel Babbit	Director

Gerald Benjamin	Director

Gregg Freishtat	Director

Nigel Morris	Director

Robert Sheft	Director

Bryan Taylor	Director

EXHIBIT INDEX

Exhibit number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Certificate of Incorporation, to be effective upon completion of this offering
3.2*	Form of Bylaws, to be effective upon completion of this offering
4.1*	Specimen Stock Certificate for shares of Class A common stock
4.2*	Investors Rights Agreement, to be effective upon completion of this offering
4.3*	Form of Registration Rights Agreement, to be effective upon completion of this offering
4.4	Form of Warrant held by QED Investors, LLC
4.5	Form of Warrant held by QED Fund II, LP
5.1*	Opinion of Troutman Sanders LLP
10.1*	Form of Tax Receivable Agreement, to be effective upon completion of this offering
10.2*	Form of Exchange Agreement, to be effective upon completion of this offering
10.3*	Operating Agreement of GreenSky Holdings, LLC, to be effective upon completion of this offering
10.4+	Employment Agreement, dated September 25, 2014, with David Zalik
10.5+	Offer Letter, dated October 18, 2014, for Robert Partlow
10.6+	Offer Letter, dated August 27, 2016, for Christopher Forshay
10.7*	Form of Indemnification Agreement with each of its directors and executive officers
10.8	Credit Agreement, dated August 25, 2017, with JPMorgan Chase Bank, N.A.
10.9*#	Loan Origination Agreement, as amended, with SunTrust Bank
10.10*#	Servicing Agreement, as amended, with SunTrust Bank
10.11*#	Loan Origination Agreement, as amended, with Regions Bank
10.12*#	Servicing Agreement, as amended, with Regions Bank
10.13*#	Loan Origination Agreement, as amended, with Synovus Bank
10.14*#	Servicing Agreement, as amended, with Synovus Bank
10.15*#	Loan Origination Agreement, as amended, with Fifth Third Bank
10.16*#	Servicing Agreement with Fifth Third Bank
10.17^	Co-Branded MasterCard Program Agreement, as amended, with Comdata Network, Inc.
10.18*#	GreenSky Installment Loan Program Agreement, as amended, with, THD At-Home Services, Inc. and Home Depot U.S.A., Inc.
10.19	Phoenix Blackstone Center Lease, as amended, with Phoenix Blackstone, LLC
10.20	Purchase and Sale Agreement, dated November 30, 2016, by and among Robert Sheft, Robert Sheft 2012 Trust, Zalik Family Dynasty Trust I, LLC and GreenSky, LLC
10.21*#	Servicing Agreement, dated November 30, 2016, by and among Robert Sheft, Robert Sheft 2012 Trust, Zalik Family Dynasty Trust I, LLC and GreenSky, LLC
10.22	Advisory Services Agreement, as amended, by and between QED Investors, LLC and GreenSky, LLC (formerly, GreenSky Trade Credit, LLC)
10.23+*	Form of GreenSky Holdings, LLC 2017 Omnibus Incentive Plan, and forms of award agreements thereunder
10.24+	Equity Incentive Plan
10.25+	Form of GreenSky, LLC (formerly, GreenSky Trade Credit, LLC) Class A Unit Option Agreement, as amended

Exhibit number	Description
10.26+	Form of GreenSky, LLC (formerly, GreenSky Trade Credit, LLC) Incentive Units Grant Agreement
21.1*	List of subsidiaries of GreenSky, Inc.
23.1*	Consent of Pricewaterhouse Coopers LLP as to GreenSky, Inc.
23.2*	Consent of Pricewaterhouse Coopers LLP as to GreenSky, LLC
23.3*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page of this registration statement)

*	To be filed by amendment.

+	Management contract or compensatory plan or arrangement.

#	The registrant intends to seek confidential treatment with respect to certain portions of this exhibit.

^	Confidential treatment requested as to certain portions of this exhibit, which portions have been omitted and filed separately with the SEC.